Exhibit No. 99.1: Information Statement

The information in this preliminary information statement is not complete and may be changed. This information statement is not an offer to sell nor does it seek an offer to buy any securities.

Subject to Completion. Dated January 4, 2005.

PRELIMINARY U.S. INFORMATION STATEMENT

                        Common Shares

       This information statement includes excerpts from the prospectus that we, Novelis Inc., are filing with provincial and territorial securities regulatory authorities in Canada to enable us to become a reporting issuer under applicable securities legislation in those provinces and territories in connection with the distribution of our common shares pursuant to Alcan Inc.’s planned capital reorganization. This information statement is identical to the prospectus except for the omission of certain information that is solely required for Canadian regulatory purposes. We refer throughout this information statement to the excerpts of the prospectus as the prospectus. We are filing this information statement with the United States Securities and Exchange Commission, or the SEC, as an exhibit to our registration statement on Form 10 under the Securities Exchange Act of 1934.

      In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 12 of the attached prospectus.

      Neither the United States Securities and Exchange Commission nor any State securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

      The date of this information statement is                     , 2005.

The information in this amended preliminary non-offering prospectus is not complete and may be changed. This prospectus is not an offer to sell nor does it seek an offer to buy any securities.

     This is an amended preliminary non-offering prospectus, a copy of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but which has not yet become final. Information contained in this preliminary prospectus may not be complete and may have to be amended.

Subject to Completion. Dated January 4, 2005.

AMENDED PRELIMINARY NON-OFFERING PROSPECTUS

                   Common Shares

       No securities are being offered or sold pursuant to this prospectus. We, Novelis Inc., are filing this prospectus with provincial and territorial securities regulatory authorities in Canada to enable us to become a reporting issuer under applicable securities legislation in those provinces and territories in connection with the distribution of our common shares pursuant to Alcan Inc.’s planned capital reorganization, the steps of which we refer to in this prospectus as the reorganization transactions. We are also filing excerpts of this prospectus with the United States Securities and Exchange Commission, or the SEC, as an exhibit to our registration statement on Form 10 under the Securities Exchange Act of 1934. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised. Expenses in connection with the preparation and filing of this prospectus and the registration statement on Form 10 will be borne by Alcan Inc., or Alcan, from its general funds.

      The reorganization transactions were approved by Alcan shareholders at a special meeting on December 22, 2004. Alcan also obtained a final order of the Quebec Superior Court on December 23, 2004 approving the arrangement that implements the reorganization transactions. Assuming that Alcan’s board of directors approves the reorganization transactions, we expect that the reorganization transactions will be effective on                , 2005 and that our common shares will be distributed to holders of Alcan common shares of record as of the close of business on             , 2005, which will be the record date. Alcan shareholders of record will receive one of our common shares for every five common shares of Alcan held on the record date as soon as practicable after the record date. No fractional shares will be issued, and Alcan shareholders will receive cash equal to the fair market value of any fractional shares to which they otherwise would have been entitled. Alcan shareholders will not be required to pay for our common shares to be received by them in the distribution, or to tender or surrender their Alcan common shares in order to receive our common shares or to take any other action in connection with the distribution.

      There is no current trading market for our common shares. The Toronto Stock Exchange and the New York Stock Exchange have conditionally approved the listing of our common shares under the symbol “NVL”, subject to the filing of the usual documentation.

      In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 12.

      No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. Neither the United States Securities and Exchange Commission nor any State securities commission has approved or disapproved these securities or determined if this non-offering prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

      Shareholders of Alcan with inquiries related to the reorganization transactions or the distribution should review Alcan management’s proxy circular dated November 23, 2004.

      The date of this prospectus is                , 2005.

      In this prospectus, the terms “we,” “our,” “us,” “company,” “Group,” “Novelis” and “Novelis Group” refer to Novelis Inc., a company incorporated in Canada under the Canada Business Corporations Act, or CBCA, and the businesses to be contributed to us by Alcan pursuant to the reorganization transactions.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

      We are incorporated in Canada under the CBCA. Our registered office as well as a substantial portion of our assets are located outside the United States. Also, some of our directors and officers and some of the experts named in this prospectus reside in Canada or other jurisdictions outside the United States and all or a substantial portion of their assets are located outside the United States. Therefore, it may be difficult for United States shareholders to effect service within the United States upon those persons who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws. Ogilvy Renault, our Canadian counsel, has advised us that, in their opinion, there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

EXPLANATORY INFORMATION

      At a special meeting of shareholders held on December 22, 2004, Alcan shareholders approved a special resolution implementing a plan of arrangement under section 192 of the CBCA. The plan of arrangement was subsequently approved by the Quebec Superior Court on December 23, 2004. Implementation of the plan of arrangement, which is subject to the final approval of Alcan’s board of directors, will, through a reorganization of Alcan’s capital, effect the transfer to us of the businesses described below and the distribution of our common shares to Alcan shareholders. Throughout this prospectus, we refer to the various steps in the capital reorganization as the reorganization transactions.

      Alcan has transferred substantially all of the aluminum rolled products businesses it operated prior to its December 2003 acquisition of Pechiney, together with some of its alumina and primary metal-related businesses in Brazil and four former Pechiney rolling facilities in Europe to its wholly-owned subsidiary Arcustarget Inc., or Arcustarget. The various steps of the reorganization transactions which will occur on the effective date of the plan of arrangement and will effect the transfer of Arcustarget to us and the distribution of our shares can be summarized as follows:

•	Alcan’s articles of incorporation will be amended to create an unlimited number of Alcan Class A common shares and an unlimited number of Alcan special shares.

•	Each Alcan common share outstanding on the effective date will be exchanged for one new Alcan Class A common share and one Alcan special share.

•	Each outstanding Alcan special share will then be transferred by the holder thereof to us in exchange for the issuance by us to such holder of one of our common shares for each five Alcan special shares so transferred. This step results in the distribution of our common shares to Alcan shareholders.

•	Our articles of incorporation will be amended to create an unlimited number of special shares, series 1.

•	Alcan will transfer to us all of the common shares of Arcustarget held by it in exchange for our special shares, series 1. This step results in the transfer of the businesses to us.

•	We will redeem for cancellation our special shares, series 1, held by Alcan, and Alcan will redeem for cancellation the Alcan special shares held by us. The redemption amounts will be paid through the issuance by us and by Alcan, respectively, of a redemption note. The redemption notes will be set off against each other in full satisfaction of the respective obligations and cancelled.

•	We will amalgamate with Arcustarget.

      In connection with the separation, the options granted under the Alcan Executive Share Option Plan held by Alcan employees becoming our employees after the separation will be exchanged for options to purchase our common shares. Similarly, Alcan stock appreciation units held by Alcan employees becoming our employees will be replaced by our stock appreciation units. See “Management — Alcan stock options — Treatment of Alcan stock options” and “Management — Alcan stock appreciation units — Treatment of Alcan stock appreciation units.”

      We describe in this prospectus the businesses to be transferred to us by Alcan pursuant to the reorganization transactions and to be operated by us following the reorganization transactions as if they were our businesses for all historical periods described. These businesses include, among others, the assets, liabilities and operations relating to the portions of the Sierre and Neuhausen facilities transferred to us as described under “Arrangements Between Novelis and Alcan — Sierre agreements” and “Arrangements Between Novelis and Alcan — Neuhausen agreements,” respectively. For further information on our businesses and the reorganization transactions, see “Our Business.”

      In connection with the reorganization transactions, we and certain of our subsidiaries intend to enter into secured credit facilities providing for aggregate loans of up to $1.8 billion. We expect that these facilities will consist of $1.3 billion of seven-year senior secured Term Loan B facility, all of which would be borrowed immediately upon the consummation of the reorganization transactions, and a $500 million five-year revolving credit facility. We also expect our Korean subsidiary to borrow $200 million of term loan bank debt under a separate credit facility. In addition to these credit facilities, we intend to issue notes to Alcan in the aggregate amount of $1.375 billion, which we refer to collectively as the “Alcan Note,” in respect of indebtedness that we will owe to Alcan, incurred in connection with the reorganization transactions. Finally, in the first quarter immediately following the separation, we intend to refinance the Alcan Note with 10-year bonds in the amount of $1.4 billion. The initial borrowings under the senior secured credit facilities, the Korean term loan, the Alcan Note and the issuance of the 10-year bonds are collectively referred to in this prospectus as the financing transactions.

      Following the reorganization transactions, we will be an independent public company. Accordingly, our historical financial results as part of Alcan contained in this prospectus may not reflect our financial results in the future as an independent company or what our financial results would have been had we operated the businesses to be transferred to us by Alcan as a stand-alone company during the periods presented. In addition, the market position information presented throughout this prospectus reflects the circumstances with respect to the aluminum rolled products businesses to be transferred to us that existed while we were part of Alcan. There can be no assurance that we will be able to improve or maintain our market position as a stand-alone company. Please see “Risk Factors — Risks related to our separation from Alcan” for more information.

      The financial information contained in this prospectus is presented in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP, unless otherwise indicated. All figures are unaudited unless otherwise indicated. All dollar figures are in U.S. dollars unless otherwise indicated.

      We prepare our financial statements in U.S. dollars. The following table sets forth exchange rate information expressed in terms of Canadian dollars per U.S. dollar at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. You should note the rates set forth below may differ from the actual rates used in our accounting processes and in the preparation of our combined financial statements.

Year ended December 31,	At period end	Average rate(1)	High	Low

1999	1.4440	1.4827	1.5302	1.4440
2000	1.4995	1.4871	1.5600	1.4350
2001	1.5925	1.5519	1.6023	1.4933
2002	1.5800	1.5702	1.6128	1.5108
2003	1.2923	1.3916	1.5750	1.2923
2004	1.2034	1.2984	1.3970	1.1775

(1)	The average of the noon buying rates on the last day of each month during the period.

      Throughout this prospectus, we refer to the products we manufacture as aluminum rolled products. This term is synonymous with the terms “flat rolled products” and “FRP” commonly used by manufacturers and third-party analysts in our industry.

      All tonnages are stated in metric tonnes. One metric tonne is equivalent to 2,204.6 pounds. One kilotonne, or kt, is 1,000 metric tonnes.

      Throughout this prospectus, references to our shipment totals, results of operations and cash flows prior to January 1, 2004 do not include production from the facilities to be transferred to us by Alcan that were initially acquired by Alcan as part of the acquisition of Pechiney in December 2003. All market position data relating to our company and other aluminum rolled products producers is based on information from CRU International Limited, or CRU, and management estimates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Summary,” “Risk Factors,” “Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

      This prospectus contains information concerning our markets and products generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which these markets and product categories will develop. These assumptions have been derived from information currently available to us and to the third-party industry analysts, including CRU, quoted herein. This information includes, but is not limited to, data concerning production capacity, product shipments and share of production. Actual market results may differ from those predicted. While we do not know what impact any of these differences may have on our business, our results of operations, financial condition and the market price of our securities may be materially adversely affected. Factors that could cause actual results or outcomes to differ from the results expressed or implied by forward-looking statements include, among other things:

•	our separation from Alcan, the level of our indebtedness and our ability to generate cash following the separation;

•	relationships with, and financial and operating conditions of, our customers and suppliers;

•	changes in the prices and availability of raw materials we use;

•	fluctuations in the supply of and prices for energy in the areas in which we maintain production facilities;

•	our ability to access financing for future capital requirements;

•	changes in the relative values of various currencies;

•	factors affecting our operations, such as litigation, labour relations and negotiations, breakdown of equipment and other events;

•	economic, regulatory and political factors within the countries in which we operate or sell our products, including changes in duties or tariffs;

•	competition from other aluminum rolled products producers as well as from substitute materials such as steel, glass, plastic and composite materials;

•	changes in general economic conditions;

•	cyclical demand and pricing within the principal markets for our products as well as seasonality in certain of our customers’ industries; and

•	changes in government regulations, particularly those affecting environmental, health or safety compliance.

      We caution you that the above list of factors is not exclusive. Some of these and other factors are discussed in more detail under “Risk Factors” in this prospectus. These forward-looking statements are made as of the date of this prospectus.

SUMMARY

      The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of holding and investing in our common shares discussed under “Risk Factors,” and our financial statements.

      We describe in this prospectus the businesses to be transferred to us by Alcan pursuant to the reorganization transactions described under “Our Business — Our history” and to be operated by us following the reorganization transactions as if they were our businesses for all historical periods described. Following the reorganization transactions, we will be an independent public company. Accordingly, our historical financial results as part of Alcan contained in this prospectus may not reflect our financial results in the future as an independent company or what our financial results would have been had we operated the businesses to be transferred to us by Alcan as a stand-alone company during the periods presented.

Our business

      We are the world’s leading aluminum rolled products producer based on shipment volume in 2003, with total aluminum rolled products shipments of approximately 2,478 kilotonnes during that year. In 2003, we were the largest aluminum rolled products producer in terms of shipments in each of Europe and South America, we shared the position of largest producer with one other company in Asia-Pacific, and we were the second largest in North America. With operations on four continents comprised of 37 operating facilities in 12 countries, we are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technically sophisticated products in all of these geographic regions. We had sales and operating revenues of $6.2 billion in 2003.

      We produce and sell a wide range of aluminum rolled products. Our facilities have the capacity to manufacture products in any common aluminum alloy, a range of tempers (hardness), gauges (thickness) and widths with a variety of coatings and finishes. We also make products according to specific customer requirements. Important end-use applications for our business groups include aluminum beverage cans, semi-rigid aluminum containers and packaging, building products, automotive sheet for body structure and panels, heat exchanger finstock, marine and rail transportation products, electronics, appliances and other industrial applications.

      Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four business groups:

•	Novelis North America;

•	Novelis Europe;

•	Novelis Asia; and

•	Novelis South America.

Our history

      We are a Canadian corporation formed on September 21, 2004 to acquire and independently carry on substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney. In addition to those businesses, we will own and operate some of Alcan’s alumina and primary metal-related businesses in Brazil and four former Pechiney rolling facilities in Europe. These businesses will be transferred to us as part of the reorganization transactions.

Our business strengths

      For nearly 90 years, our business has evolved within Alcan’s integrated aluminum business. As an aluminum rolled products company independent of Alcan, we intend to build on the business strengths we developed while part of Alcan. Our key strengths are:

•	With 37 operating facilities located in 12 countries and on four continents, we have a broad geographical presence that we believe allows us to better serve our increasingly global customer base as well as diversify our sources of cash flow and offset risk across different regions;

•	We maintain long-standing supply relationships with many of our customers;

•	We are the world’s leading aluminum rolled products producer based on shipment volume in 2003, with an estimated 18% share of worldwide aluminum rolled products shipments during that year. In 2003, we were the largest aluminum rolled products producer in terms of shipments in each of Europe and South America, we shared with one other company the position of largest producer in Asia-Pacific, and we were the second largest in North America;

•	We operate highly automated and well-maintained facilities using modern manufacturing technologies for the efficient production of aluminum rolled products in many regions of the world. Our large production base within each of our business groups allows us to combine similar production runs and dedicate facilities for focused and cost-efficient production;

•	We have a diversified metal supply, experience to manage our metal needs as well as comprehensive hedging capabilities to assist our customers in managing metal price risk;

•	We endeavor to be at the forefront of developing next generation technologies in the aluminum rolled products industry in which we operate and believe that we are the world leader in continuous casting technology, as owner of technology relating to the two main continuous casting processes; and

•	We have a management team that has significant experience in the aluminum rolled products industry. The members of our senior management team have over 200 years of combined experience in the aluminum industry and bring a wide range of skills in manufacturing, engineering, marketing and sales, human resource management and finance.

Our business strategy

      Our primary objective is to maximize shareholder value by increasing our revenues and profitability in the North American, European, Asia-Pacific and South American aluminum rolled products markets. We intend to achieve our objective through the application of our business strengths to the strategic initiatives outlined below. We intend to:

•	enhance value to our customers by improving the quality of our products and services. We intend to conduct research and development that generates new products and processes to enable us to maintain long term partnerships with our key customers. We also plan to work in partnership with our customers to develop new uses for our various products by substituting highly engineered aluminum rolled products for other materials, thereby developing new markets for our products;

•	implement a new metal conversion business model focused on the aluminum rolled products markets and emphasizing product line selection based on higher value added rather than volume, economies of utilization and a higher focus on recyclables. We believe the resulting change will allow us to react more quickly in all markets and better align our business with customer requirements;

•	optimize our production capacity in order to focus on achieving attractive returns on our capital assets without investing significant amounts of capital. We believe that our separation from Alcan and its vertically integrated production chain will offer us further opportunities to improve sourcing logistics and increase working capital efficiency;

•	continue working with our suppliers to further leverage economies of scale in our purchase of primary aluminum, supplies and services. Our metal management strategy includes plans to develop our recycling program further with a focus on sources of material such as used beverage cans, as well as other forms of recycled material in all regions in which we operate, which will expand our access to more cost effective sources of aluminum;

•	use our international presence in order to capture growth opportunities in targeted aluminum rolled products markets such as food and beverage cans and the growing automotive component market on the North American, European and Asian continents; and

•	use our management team, large scale operations, technical resources, market focus and operating cash flow to identify and take advantage of appropriate expansion and acquisition opportunities as they may arise.

      We expect that implementation of these strategic initiatives will enable us to generate stable earnings and cash flow from operating activities. In the near-term, we expect to use a portion of our excess cash flow to repay debt and reduce our leverage, which will be required by the terms of the senior secured facilities that we expect to enter into in connection with the reorganization transactions. In the longer term, we will consider investment opportunities and increased return of cash to shareholders consistent with achieving and maintaining a strong non-investment grade debt rating.

Dividend policy

      Subject to applicable law, we expect our board of directors to adopt a policy of quarterly dividend payments on our common shares. The ultimate decision and dividend rate will be established by our board of directors and will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments governing our indebtedness and other relevant factors.

Summary historical and pro forma combined financial data

      The following table presents our summary combined financial data as of and for the periods indicated. The combined statements of income data for the years ended December 31, 2003, 2002 and 2001 and the combined balance sheet data as of December 31, 2003 and 2002 set forth below are derived from our audited combined financial statements which are included elsewhere in this prospectus. The unaudited condensed combined statements of income data for the years ended December 31, 2000 and 1999 and the unaudited condensed combined balance sheet data as of December 31, 2001, 2000 and 1999 set forth below are derived from historical financial information based on Alcan’s accounting records. The unaudited condensed combined statements of income data for the nine months ended September 30, 2004 and September 30, 2003 and the unaudited condensed combined balance sheet data as of September 30, 2004 set forth below are derived from our unaudited interim combined financial statements which are included elsewhere in this prospectus. The unaudited condensed combined balance sheet data as of September 30, 2003 set forth below is derived from historical financial information based on Alcan’s accounting records. In management’s opinion, the unaudited interim financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such statements for the periods presented.

	At and for the nine
	months ended
	September 30,		At and for the years ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	($ millions)		($ millions)
Sales and operating revenues	$5,739	$4,685	$6,221	$5,893	$5,777	$5,668	$4,773
Net income (Loss)	148	103	157	(9)	(137)	82	113
Total assets	6,076	4,738	6,316	4,558	4,390	4,943	4,085
Long-term debt (including current portion)	1,119	656	1,659	623	514	584	692
Other debt	915	339	964	366	445	498	111
Cash and time deposits	27	24	27	31	17	35	65
Invested equity	1,948	2,305	1,974	2,181	2,234	2,562	2,079

(1)	In December 2003, Alcan acquired Pechiney. A portion of the acquisition cost relating to four plants that are included in our company was allocated to us and accounted for as additional invested equity. The net assets of the Pechiney plants are included in the combined financial statements as at December 31, 2003 and the results of operations and cash flows are included in the combined financial statements beginning January 1, 2004.

(2)	On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value and are tested for impairment on an annual basis. An impairment of $84 million was identified in the goodwill balance as at January 1, 2002, and was charged to income as a cumulative effect of accounting change in 2002 upon adoption of the new accounting standard. The amount of goodwill amortization was $3 million in 2001.

(3)	In 2001, Alcan implemented a restructuring program that included certain businesses we will acquire from it in the reorganization transactions. Restructuring and asset impairment charges of $208 million, $25 million and $(24) million were recorded in 2001, 2002 and 2003, respectively, relating to this program.

(4)	In October 2000, Alcan acquired Alusuisse Group Ltd (algroup). A portion of the acquisition cost relating to two plants that are included in our company was allocated to us and accounted for as additional invested equity. The net assets of the algroup plants are included in the combined financial statements as at October 31, 2000 and the results of operations and cash flows are included in the combined financial statements beginning October 1, 2000.

      The following table presents summary unaudited pro forma combined information for the year ended December 31, 2003 and the nine months ended September 30, 2004. The unaudited pro forma financial information set forth below reflects our historical combined financial information, adjusted to give effect to transactions described below as if they had occurred as of September 30, 2004, in the case of the combined balance sheet, and January 1, 2003, in the case of the combined statements of income. The following transactions, which are discussed in more detail in the notes to our unaudited pro forma combined financial statements, are reflected in the pro forma financial information:

•	the debt that is expected to be issued in connection with the reorganization transactions and the financing transactions;

•	the interest, including debt issuance costs, and tax effect of the issuance of the debt described above;

•	the expected settlement of all loans payable and receivable from Alcan;

•	the expected repayment of $883 million of third party borrowings;

•	the expected payment to Alcan of $1,728 million following the issuance of the debt securities (the exact amount will be determined only at the effective date of the reorganization and will be based on the value of Alcan’s net investment in the assets being spun-off);

•	the lease from Alcan of the Sierre North Building and the machinery and equipment located therein. These assets have been included in our historical combined financial statements. A pro forma adjustment of $48 million has been recorded in debt as a result of this capital lease; and

•	other adjustments described in the notes to our unaudited pro forma combined financial statements.

	At and for the nine	At and for the
	months ended	year ended
	September 30,	December 31,
	2004	2003

	($ millions except per share data)
Sales and operating revenues	$5,739	$6,221
Net income	54	23
Net income per common share — basic	0.73	0.31
Net income per common share — diluted		0.31
Total assets	5,237	N/A
Long-term debt (including current portion)	2,904	N/A
Other debt	19	N/A
Cash and time deposits	27	N/A

      The unaudited pro forma financial information is based upon available information and assumptions that management believes are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The pro forma information also is not necessarily indicative of our future financial condition or results of operations. The summary historical combined and pro forma combined financial data should be read in conjunction with our audited combined financial statements and notes to the audited combined financial statements included elsewhere in this prospectus. You should also read “Selected Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Certain income tax considerations

      You should carefully read the information under the heading “Certain Canadian and United States Income Tax Considerations.”

Our relationship with Alcan after the separation

      Following the separation, we will be an independent public company. We and Alcan will have entered into a separation agreement and several ancillary agreements for the purpose of accomplishing the transfer of Alcan’s rolled products businesses to us and the distribution of our shares to Alcan common shareholders. These agreements will also govern our relationship with Alcan following the separation and provide for the allocation of employee benefits, tax and some other liabilities and obligations attributable to periods prior to and, in some cases, after the separation. These agreements also include arrangements with respect to transitional services and commercial arrangements for the supply and sale of alumina, foil and primary aluminum after the separation. The separation agreement includes an obligation to indemnify Alcan against liabilities arising out of the rolled products businesses being transferred to us and certain other liabilities and a reciprocal indemnity under which Alcan will generally be obligated to indemnify us against liabilities arising out of Alcan’s retained businesses.

Risk factors

      You should carefully consider the matters discussed under the heading “Risk Factors” beginning on page 12 of this prospectus.

RISK FACTORS

      You should carefully consider the following risk factors and all the other information contained in this prospectus in evaluating us and our common shares.

Risks related to our separation from Alcan

We have no history operating as an independent company and we may be unable to make on a timely or cost-effective basis the changes necessary to operate as an independent company.

      Prior to the separation, our business was operated by Alcan primarily within two business groups of its broader corporate organization rather than as a stand-alone company. Alcan performed various corporate functions for us, including, but not limited to, the following:

•	treasury administration;

•	selected benefits administration functions;

•	selected employee compensation functions;

•	selected information technology services; and

•	metal, energy and currency hedging.

      Following the separation, Alcan will have no obligation to provide these functions to us other than as part of the transitional services that will be provided by Alcan and that are described in “Arrangements Between Novelis and Alcan — Transitional services agreement.”

      If we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, once our transitional services agreement with Alcan expires, we may not be able to operate our business effectively, we may be unable to maintain our market position in the various markets in which we compete and our profitability may decline. If Alcan does not continue to perform the transitional services it has agreed to provide to us effectively, we may not be able to operate our business effectively after the separation.

      Historically we have benefited from Alcan’s size and purchasing power in procuring goods, technology and services. Although we will have entered into group purchasing arrangements for certain goods and services with Alcan, we may be unable to obtain goods, technology and services as a separate, stand-alone company, at prices and on terms as favourable as those available to us prior to the separation and we may not have access to financial and other resources comparable to those available to us prior to the separation.

Following the separation, the level of our indebtedness, which will be relatively higher than that of Alcan, will subject us to various restrictions, result in higher interest costs and potentially limit our financial flexibility.

      Immediately following the separation, we expect to have an aggregate of $2.875 billion of debt outstanding. In addition, we may incur additional debt in the future. We expect that as a result of this indebtedness, our interest expense will be higher than it has been in the past. Refer to “Unaudited Pro Forma Combined Financial Data” for more information. This indebtedness will be governed by instruments that we expect will impose a number of restrictions and covenants on us that could limit our strategic alternatives or our ability to respond to market conditions or take advantage of business opportunities. We also expect to enter into a revolving credit facility that will be available for operating working capital and other requirements. This credit facility is expected to be in the aggregate amount of $500 million. Any additional debt we incur in the future could impose further limits on us, increase our interest expense and reduce our profitability.

      A deterioration of our financial position or a credit rating downgrade following the separation could increase our borrowing costs and have an adverse effect on our business relationships. We intend, from time to time, to enter into various forms of hedging activities against currency or metal price fluctuations and to trade metal contracts on the London Metal Exchange, or LME. Financial strength and credit ratings are important to the pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities and our anticipated level of indebtedness may make it more costly for us to engage in these activities than it has been as a part of the Alcan group.

Our agreements with Alcan may not reflect what two unaffiliated parties might have agreed to.

      The allocation of assets, liabilities, rights, indemnifications and other obligations between Alcan and us under the separation and ancillary agreements we will have entered into with Alcan may not reflect what two unaffiliated parties might have agreed to. Had these agreements been negotiated with unaffiliated third parties, their terms may have been more favourable, or less favourable, to us.

As a separate company, we will have supply agreements with Alcan for a portion of our raw materials requirements. If Alcan is unable to deliver sufficient quantities of these materials or if it terminates these agreements, our ability to manufacture products on a timely basis could be adversely affected.

      The manufacture of our products requires sheet ingot that has historically been, in part, supplied by Alcan. In 2003, we purchased the majority of our third party sheet ingot requirements from Alcan’s primary metal group. In connection with the separation, we will have entered into a metal supply agreement with Alcan upon terms and conditions substantially similar to market terms and conditions for the continued purchase of sheet ingot from Alcan. If Alcan is unable to deliver sufficient quantities of this material on a timely basis or if Alcan terminates the agreement, our production may be disrupted and our sales and profitability could be materially adversely affected. Although aluminum is traded on the world markets, developing alternative suppliers for that portion of our raw material requirements we expect to be supplied by Alcan could be time consuming and expensive.

      Our continuous casting operations at our Saguenay Works, Canada facility depend upon a local supply of molten aluminum from Alcan. In 2003, Alcan’s primary metal group supplied 162 kilotonnes of such material to us, representing all of the molten aluminum used at Saguenay Works in 2003. In connection with the separation, we will have entered into a metal supply agreement with Alcan upon terms and conditions substantially similar to market terms and conditions for the continued purchase of molten aluminum from Alcan. If this supply were to be disrupted, our Saguenay Works production could be interrupted and our sales and profitability materially adversely affected.

We may lose key rights if a change in control of our voting shares were to occur.

      Our separation agreement with Alcan will provide that if we experience a change in control in our voting shares either within the first year of the date of separation or during the following four years if the entity acquiring control does not agree with Alcan not to compete in the plate and aerospace markets, Alcan may terminate any or all of certain agreements we have with it. The termination of any of these agreements could deprive us of key services, resources or rights necessary to the conduct of our business. Replacement of these assets could be difficult or impossible, resulting in a material adverse effect on our business operations, sales and profitability. In addition, the potential termination of these agreements could prevent us from entering into future business transactions such as acquisitions or joint ventures at terms favourable to us or at all.

We could incur significant tax liability, or be liable to Alcan, if certain transactions occur which violate tax-free spin-off rules.

      Under Section 55 of the Income Tax Act (Canada), we and/or Alcan will recognize a taxable gain on our spin-off from Alcan if, among other specified circumstances, (1) within three years of our spin-off from Alcan, we engage in a subsequent spin-off or split-up transaction under Section 55, (2) a shareholder who (together with non-arm’s length persons and certain other persons) owns 10% or more of our common shares or Alcan common shares, disposes to a person unrelated to such shareholder of any such shares (or property that derives 10% or more of its value from such shares or property substituted therefor) as part of the series of transactions which includes our spin-off from Alcan, (3) there is a change of control of us or of Alcan that is part of the series of transactions that includes our spin-off from Alcan, (4) we sell to a person unrelated to us (otherwise than in the ordinary course of operations) as part of the series of transactions that includes our spin-off from Alcan, property acquired in our spin-off from Alcan that has a value greater than 10% of the value of all property received in the spin-off from Alcan, (5) within three years of our spin-off from Alcan, Alcan completes a split-up (but not spin-off) transaction under Section 55, (6) Alcan makes certain acquisitions of property before and in contemplation of our spin-off from Alcan, (7) certain shareholders of Alcan and certain other persons acquired shares of Alcan (other than in specified permitted transactions) in contemplation of our spin-off from Alcan, or (8) Alcan sells to a person unrelated to it (otherwise than in the ordinary course of operations) as part of the series of transactions or events which includes our spin-off from Alcan, property retained by Alcan on the spin-off that has value greater than 10% of the value of all property retained by Alcan on our spin-off from Alcan. If any of the above events were to occur and to cause the spin-off to be taxable to us or to Alcan under Section 55, we and/or Alcan would be liable for tax. We would generally be required to indemnify Alcan for tax under the tax sharing and disaffiliation agreement if Alcan’s tax liability arose because of (i) a breach of our representations, warranties or covenants in the tax sharing and disaffiliation agreement, (ii) certain acts or omissions by us (such as a transaction described in (1) above), or (iii) an acquisition of control of us. Alcan would generally be required to indemnify us for tax under the tax sharing and disaffiliation agreement if our tax liability arose because of (i) a breach of Alcan’s representations, warranties or covenants in the tax sharing and disaffiliation agreement, or (ii) certain acts or omissions by Alcan (such as a transaction described in (5) above). These liabilities and the related indemnity payments could be significant and could have a material adverse effect on our financial results.

      Our U.S. subsidiary will also have agreed under the tax sharing and disaffiliation agreement to certain restrictions that are intended to preserve the tax-free status of the reorganization transactions in the United States for United States federal income tax purposes, and that will, among other things, limit our U.S. subsidiary’s ability to issue or sell stock or other equity-related securities, to sell its assets outside the ordinary course of business, and to enter into any other corporate transaction that would result in a person acquiring, directly or indirectly, a majority of our U.S. subsidiary, including an interest in our U.S. subsidiary through holding our shares. If we breach any of these covenants, we generally will be required to indemnify Alcan Corporation, the intermediate holding company for Alcan’s U.S. operations, against the United States federal income tax resulting from a failure of the reorganization transactions in the United States to be tax-free for United States federal income tax purposes. These liabilities and the related indemnity payments could be significant and could have a material adverse effect on our financial results.

      These potential liabilities could prevent us from entering into business transactions at favourable terms to us or at all.

We may be required to satisfy certain indemnification obligations to Alcan, or may not be able to collect on indemnification rights from Alcan.

      In connection with the separation, we and Alcan will have agreed to indemnify each other for certain liabilities and obligations related to, in the case of our indemnity, the business transferred to us, and in the case of Alcan’s indemnity, the business retained by Alcan. These indemnification obligations could be significant. We cannot determine whether we will have to indemnify Alcan for any substantial obligations after the separation. We also cannot assure you that if Alcan has to indemnify us for any substantial obligations, Alcan will be able to satisfy those obligations.

We may have potential business conflicts of interest with Alcan with respect to our past and ongoing relationships that could harm our business operations.

      A number of our commercial arrangements with Alcan that existed prior to the reorganization transactions, our separation arrangements and our post-separation commercial agreements with Alcan could be the subject of differing interpretation and disagreement following our separation. These agreements may be resolved in a manner different from the manner in which disputes were resolved when we were part of the Alcan group. This could in turn affect our relationship with Alcan and ultimately harm our business operations.

Our agreement not to compete with Alcan in certain end-use markets may hinder our ability to take advantage of new business opportunities.

      In connection with the separation, we will have agreed not to compete with Alcan for a period of five years in the manufacture, production and sale of certain products for use in the plate and aerospace markets. As a result, it may be more difficult for us to pursue successfully new business opportunities, which could limit our potential sources of revenue and growth. Please see “Arrangements Between Novelis and Alcan — Separation agreement.”

Neither our historical nor our pro forma financial information may be representative of results we would have achieved as an independent company or our future results.

      The historical financial information we have included in this prospectus has been derived from Alcan’s consolidated financial statements and does not necessarily reflect what our results of operations, financial position or cash flows would have been had we been an independent company during the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

      Although our pro forma adjustments reflect certain changes that we expect will occur in our capital and cost structure as a result of our separation from Alcan and other adjustments, they do not necessarily indicate the actual changes in capital and cost structure that may occur as we separate from Alcan and operate as a publicly traded, independent company.

We expect to have to spend significant amounts of time and resources to build a new brand identity.

      We have previously marketed our products under the Alcan name, which has a strong reputation within the markets we serve. Following the separation, we will adopt new trademarks and trade names to reflect our new company name. Although we plan to engage in significant marketing activities and intend to spend significant amounts of time and resources to develop a new brand identity, potential customers, business partners and investors generally may not associate Alcan’s reputation and expertise with our products and services. Furthermore, our name change also may cause difficulties in recruiting qualified personnel. If we fail to build brand recognition, we may not be able to maintain the leading market positions that we have developed while we were part of Alcan, which could harm our financial results.

As we build our information technology infrastructure and transition our data to our own systems, we could experience temporary interruptions in business operations and incur additional costs.

      We are in the process of creating our own, or engaging third parties to provide, information technology infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems Alcan currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from Alcan’s existing operating systems, databases and programming languages that support these functions to our own systems. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.

Risks related to our business and the market environment

Certain of our customers are significant to our revenues, and we could be adversely affected by changes in the business or financial condition of these significant customers or by the loss of their business.

      Our ten largest customers accounted for approximately 39% of our total sales and operating revenues in 2003, with Rexam Plc and its affiliates representing approximately 9.6% of our total sales and operating revenues in that year. A significant downturn in the business or financial condition of our significant customers could materially adversely affect our results of operations. In addition, if our existing relationships with significant customers materially deteriorate or are terminated in the future, and we are not successful in replacing business lost from such customers, our results of operations could be adversely affected. Some of the longer term contracts under which we supply our customers, including under umbrella agreements such as those described under “Our Business — Our customers,” are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive supply conditions. Our failure to successfully renew, renegotiate or re-price such agreements could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations could be adversely affected. The markets in which we operate are competitive and customers may seek to consolidate supplier relationships or change suppliers to accrue cost savings and other benefits.

Our profitability could be adversely affected by increases in the cost or disruptions in the availability of raw materials.

      Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on the basis of a “margin over metal price,” if prices increase, we may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of higher raw material costs, other than metal, through productivity improvements, which may cause our profitability to decline. In addition, there is a potential time lag between changes in prices under our purchase contracts and the point when we can implement a corresponding change under our sales contracts with our customers. As a result, we can be exposed to fluctuations in raw materials prices, including metal, since, during the time lag period, we may have to temporarily bear the additional cost of the change under our purchase contracts, which could have a material adverse effect on our profitability. Furthermore, sales contracts currently representing approximately 20% of our total annual sales provide for a ceiling over which metal prices cannot contractually be passed through to our customers, which could potentially also have a material adverse effect on our financial results. Although we attempt to mitigate the risk of this occurrence through the purchase of hedging contracts or options, this hedging policy may not successfully or completely eliminate these effects. Finally, a sustained material increase in raw materials prices may cause some of our customers to substitute other materials for our products.

Our operations are energy intensive and our profitability may decline if energy costs were to rise, or if our energy supplies were interrupted.

      We consume substantial amounts of energy in our rolling operations, our cast house operations and our Brazilian smelting operations. The factors that affect our energy costs and supply reliability tend to be specific to each of our facilities. A number of factors could materially adversely affect our energy position including:

•	increases in costs of natural gas;

•	significant increases in costs of supplied electricity or fuel oil related to transportation;

•	interruptions in energy supply due to equipment failure or other causes; and

•	the inability to extend energy supply contracts upon expiration on economical terms.

      If energy costs were to rise, or if energy supplies or supply arrangements were disrupted, our profitability could decline.

We may not have sufficient cash and may be limited in our ability to access financing for future capital requirements, which may prevent us from increasing our manufacturing capability, improving our technology or addressing any gaps in our product offerings.

      Although historically our cash flow from operations has been sufficient to satisfy working capital, capital expenditure and research and development requirements, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. To the extent we are unable to raise new capital, we may be unable to increase our manufacturing capability, improve our technology or address any gaps in our product offerings. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued will have rights and preferences and privileges senior to those of holders of our common shares. The terms of the debt securities may impose restrictions on our operations that have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

Adverse changes in currency exchange rates could negatively affect our financial results and the competitiveness of our aluminum rolled products relative to other materials.

      Our businesses and operations are exposed to the effects of changes in the exchange rates of the U.S. dollar, the euro, the British pound, the Brazilian real, the Canadian dollar, the Korean won and other currencies. Currency risk management for our business has historically been considered within Alcan’s overall treasury operations. As part of this strategy, Alcan has used financial instruments to reduce its exposure to adverse movements in currency exchange rates. As an independent company, we plan to implement a hedging policy that will attempt to manage currency exchange rate risks to an acceptable level based on our management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully or completely eliminate the effects of currency exchange rate fluctuations which could have a material adverse effect on our financial results.

      We prepare our combined financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies, primarily the euro, the Korean won and the Brazilian real. Changes in exchange rates will result in increases or decreases in our reported costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity.

      Primary aluminum and aluminum recyclables represent between 25% and 85% of the price of our rolled products and these input materials are purchased based upon LME aluminum trading prices denominated in U.S. dollars. As a result, and because we generally sell our rolled products on a “margin over metal” price, increases in the relative value of the U.S. dollar against the local currency in which sales are made can make aluminum rolled products less attractive to our customers than substitute materials, such as steel or glass, whose manufacturing costs may be more closely linked to the local currency, which in turn could have a material adverse effect on our financial results.

Most of our facilities are staffed by a unionized workforce, and union disputes and other employee relations issues could materially adversely affect our financial results.

      Approximately two-thirds of our employees are represented by labour unions under a large number of collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future, and any such work stoppage could have a material adverse effect on our financial results.

Our operations have been and will continue to be exposed to various business and other risks, changes in conditions and events beyond our control in countries where we have operations or sell products.

      We are, and will continue to be, subject to financial, political, economic and business risks in connection with our worldwide operations. We have made investments and carry on production activities in various emerging markets, including Brazil, Korea and Malaysia, and we market our products in these countries, as well as China and certain other countries in Asia. While we anticipate higher growth or attractive production opportunities from these emerging markets, they also present a higher degree of risk than more developed markets. In addition to the business risks inherent in developing and servicing new markets, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or service customers. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

We could be adversely affected by disruptions of our operations.

      Breakdown of equipment or other events, including catastrophic events such as war or natural disasters, leading to production interruptions in our plants could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries from our plants, customers that have to reschedule their own production due to our missed deliveries could pursue financial claims against us. We may incur costs to correct any of these problems, in addition to facing claims from customers. Further, our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We may not be able to successfully develop and implement new technology initiatives in a timely manner.

      We have invested in, and are involved with, a number of technology and process initiatives. Several technical aspects of these initiatives are still unproven and the eventual commercial outcomes cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to deploy them in a timely fashion. Accordingly, the costs and benefits from our investments in new technologies and the consequent effects on our financial results may vary from present expectations.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

      We depend on our senior executive officers and other key personnel to run our business. The loss of any of these officers or other key personnel could materially adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to improve manufacturing operations, conduct research activities successfully and develop marketable products.

We may not be able to adequately protect proprietary rights to our technology.

      Although we attempt to protect our proprietary technology and processes and other intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to protect our intellectual property. Because of differences in intellectual property laws throughout the world, our intellectual property may be substantially less protected in various international markets than it is in the United States and Canada. Failure on our part to adequately protect our intellectual property may materially adversely affect our financial results. Furthermore, we may be subject to claims that our technology infringes the intellectual property rights of another. Even if without merit, those claims could result in costly and prolonged litigation, divert management’s attention and could materially adversely affect our business. In addition, we may be required to enter into licensing agreements in order to continue using technology that is important to our business. However, we may be unable to obtain license agreements on terms that are acceptable to us or at all.

Past and future acquisitions or divestitures may adversely affect our financial condition.

      We have grown partly through the acquisition of other businesses including businesses acquired by Alcan in its 2000 acquisition of the Alusuisse Group Ltd. and its 2003 acquisition of Pechiney, both of which were integrated aluminum companies. As part of our strategy for growth, we may continue to pursue acquisitions, divestitures or strategic alliances, which may not be completed or, if completed, may not be ultimately beneficial to us. There are numerous risks commonly encountered in business combinations, including the risk that we may not be able to complete a transaction that has been announced, effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could have a material adverse effect on our financial results.

      Our four former Pechiney rolling facilities in Europe were acquired by Alcan in December 2003. Because of the recency of their acquisition, and the fact that two of these facilities, at Rugles and Annecy in France, have been subject to “hold separate” obligations to meet competition requirements imposed on Alcan, we have yet to complete our integration of their businesses and our analysis of the extent of the assets and liabilities associated with their operations. The existence of unanticipated liabilities could have a material adverse effect on our financial results.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

      Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and in Brazil, which was terminated in June 2004, unfunded pension benefits in Germany, and lump sum indemnities payable to our employees in France, Korea and Malaysia upon retirement. Our pension plan assets consist primarily of listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including expected long term rates of return on plan assets and interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be adversely affected by capital market returns that are less than their assumed long term rate of return or a decline of the rate used to discount future benefits.

      If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

      In addition to existing defined benefit pension plans, we will be required to assume pension liabilities from pension plans that we currently share with Alcan, mainly in Switzerland and the United Kingdom. The assumption of such liabilities will occur by our becoming the principal employer under these plans or by the establishment of new pension plans. The risks described above will also apply to these plans.

      In the United Kingdom, the change of principal employer under one of our plans that will occur as a result of the reorganization transactions is subject to the consent of the plan’s board of trustees who may decide, at such time or at any point in the future in view of the best interest of the plan’s members, to wind-up the plan and require an accelerated payment of the plan’s deficit. Any such wind-up of our plan could have a material adverse effect on our financial results.

We face risks relating to certain joint ventures and subsidiaries that we do not entirely control. Our ability to generate cash from these entities may be more restricted than if such entities were wholly owned subsidiaries.

      Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or wholly own. These entities include our Norf, Germany and Logan, Kentucky joint ventures, as well as our majority-owned Korean and Malaysian subsidiaries. Under the governing documents or agreements for certain of these joint ventures and subsidiaries, our ability to fully control certain operational matters may be limited. In addition, we do not solely determine certain key matters, such as the timing and amount of cash distributions from these entities. As a result, our ability to generate cash from these entities may be more restricted than if they were wholly owned entities.

Risks related to our industry

We face significant price and other forms of competition from other aluminum rolled products producers, which could hurt our results of operations.

      Generally, the markets in which we operate are highly competitive. We compete primarily on the basis of our value proposition, including price, product quality, ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service. Some of our competitors may benefit from greater capital resources, have more efficient technologies, or have lower raw material and energy costs and may be able to sustain longer periods of price competition.

      In addition, our competitive position within the global aluminum rolled products industry may be affected by, among other things, the recent trend toward consolidation among our competitors, exchange rate fluctuations that may make our products less competitive in relation to the products of companies based in other countries (despite the U.S. dollar based input cost and the marginal costs of shipping) and economies of scale in purchasing, production and sales, which accrue to some of our competitors.

      Increased competition could cause a reduction in our shipment volumes and profitability or increase our expenditures, any one of which could have a material adverse effect on our financial results.

The end-use markets for certain of our products are highly competitive and customers are willing to accept substitutes for our products.

      The end-use markets for certain aluminum rolled products are highly competitive. Aluminum competes with other materials, such as steel, plastics, composite materials and glass, among others, for various applications, including in the beverage/food cans and automotive end-use markets. In the past, customers have demonstrated a willingness to substitute other materials for aluminum. The willingness of customers to accept substitutes for aluminum products could have a material adverse effect on our financial results.

A downturn in the economy could have a material adverse effect on our financial results.

      Certain end-use markets for aluminum rolled products, such as the construction and industrial and transportation markets, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside our control. A recession or a slowing of the economy in any of the geographic segments in which we operate, including China where significant economic growth is expected, or a decrease in manufacturing activity in industries such as automotive, construction and packaging and consumer goods, could have a material adverse effect on our financial results. We are not able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

The seasonal nature of some of our customers’ industries could have a material adverse effect on our financial results.

      The construction industry and the consumption of beer and soda are sensitive to climatic conditions and as a result, demand for aluminum rolled products in the construction industry and for can feedstock is seasonal. Our quarterly financial results could fluctuate as a result of climatic changes, and a prolonged series of cold summers in the different areas in which we conduct our business could have a material adverse effect on our financial results.

We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate, and we may be exposed to substantial environmental, health and safety costs and liabilities.

      We are subject to a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination and working conditions for our employees. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites and installation of pollution control facilities, have been and could be significant. In addition, these laws and regulations may also result in substantial environmental liabilities, including liabilities associated with divested assets and past activities. In certain instances, these costs and liabilities, as well as related action to be taken by us, could be accelerated or increased if we were to close or divest of or change the principal use of certain facilities with respect to which we may have environmental liabilities or remediation obligations. Currently, we are involved in a number of compliance efforts, remediation activities and legal proceedings concerning environmental matters. We have established reserves for environmental remediation activities and liabilities where appropriate. However, environmental matters cannot be predicted with certainty, and these reserves may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not been previously established and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital expenditures, any of which could have a material adverse effect on our financial condition or results.

      Some of our current and potential operations are located or could be located in or near communities that may regard such operations as having a detrimental effect on their social and economic circumstances. Should this occur, the consequences of such a development may have a material adverse impact upon the profitability or, in extreme cases, the viability of an operation. In addition, such developments may adversely affect our ability to expand or enter into new operations in such location or elsewhere.

      We use a variety of hazardous materials and chemicals in our rolling processes, as well as in our smelting operations in Brazil and in connection with maintenance work on our manufacturing facilities. In the event that any of these substances or related residues proves to be toxic, we may be liable for certain costs, including, among others, costs for health-related claims or removal or retreatment of such substances. In addition, although we have developed environmental, health and safety programs for our employees and conduct regular assessments at our facilities, we are currently, and in the future may be, involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of occupational exposure to substances at our current or former facilities. It is not possible to predict the ultimate outcome of these claims and lawsuits due to the unpredictable nature of personal injury litigation. If these claims and lawsuits, individually or in the aggregate, were finally resolved against us, our results of operations and cash flows could be adversely affected.

We may be exposed to significant legal proceedings or investigations.

      From time to time, we are involved in, or the subject of, disputes, proceedings and investigations with respect to a variety of matters, including environmental, health and safety, product liability, employee, tax, contractual and other matters as well as other disputes and proceedings that arise in the ordinary course of business. Certain of these matters are discussed in the preceding risk factor and certain are discussed below under “Business — Legal proceedings.” Any claims against us or any investigations involving us, whether meritorious or not, could be costly to defend or comply with and could divert management’s attention as well as operational resources. Any such dispute, litigation or investigation, whether currently pending or threatened or in the future, may have a material adverse effect on our financial results.

Product liability claims against us could result in significant costs or negatively impact our reputation and could adversely affect our business results and financial condition.

      We are sometimes exposed to warranty and products liability claims. There can be no assurance that we will not experience material product liability losses arising from such claims in the future and that these will not have a negative impact on our sales and profitability. We generally maintain insurance against many product liability risks but there can be no assurance that this coverage will be adequate for liabilities ultimately incurred. In addition, there is no assurance that insurance will continue to be available on terms acceptable to us. A successful claim that exceeds our available insurance coverage could have a material adverse effect on our financial results.

Risks related to ownership of our common shares

Because there has not been any public market for our common shares, the market price and trading volume of our shares may be volatile and you may not be able to resell your shares at or above the initial market price of our shares following the separation.

      Prior to the separation, there will have been no trading market for our common shares. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our shares will be volatile. Furthermore, the combined trading prices of our shares and Alcan shares following the separation could be less than, equal to or greater than the trading price of Alcan common shares prior to the separation.

      The market price of our common shares could fluctuate significantly for many reasons, including for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within our industry experience declines in their stock price, our share price may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company.

      A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Sales of large numbers of our common shares following the separation or a perception that such sales may occur may cause our share price to decline.

      Any sales of substantial amounts of our common shares in the public market or the exercise of significant amounts of options or the perception that such sales or exercise might occur, whether as a result of the separation or otherwise, may cause the market price of our common shares to decline. Upon completion of the separation, we will have outstanding an aggregate of 73,984,484 common shares based upon the number of shares of Alcan common shares outstanding on December 24, 2004 and the distribution ratio of one of our common shares for every five Alcan common shares outstanding.

      Distributions to shareholders whose investment profile may not be consistent with our investment profile may lead to sales of our common shares or a perception that such sales may occur, either of which could have a material adverse effect on the market for and market price of our common shares.

The terms of our separation from Alcan and our shareholder rights plan could delay or prevent a change of control that you may consider favourable.

      If any of the events described under “— Risks related to our separation from Alcan — We could incur significant tax liability, or be liable to Alcan, if certain transactions occur which violate tax-free spin-off rules” were to occur and cause the spin-off to be taxable to Alcan, we would be required to indemnify Alcan for the resulting tax. This indemnity obligation, or our potential tax liability, either of which could be significant, might discourage, delay or prevent a change of control that you may consider favourable.

      The rights of Alcan to terminate certain of our agreements in circumstances described under “ — Risks related to our separation from Alcan — We may lose key rights if a change in control of our voting shares were to occur” also might discourage, delay or prevent a change of control that you may consider favourable.

      Our shareholder rights plan, which will be in effect after the separation, also may discourage, delay or prevent a merger or other change of control that shareholders may consider favourable.

      Please see “Arrangements Between Novelis and Alcan” and “Description of Our Share Capital” for a more detailed description of these agreements and provisions.

OUR BUSINESS

      We are the world’s leading aluminum rolled products producer based on shipment volume in 2003, with total aluminum rolled products shipments of approximately 2,478 kilotonnes during that year. In 2003, we were the largest aluminum rolled products producer in terms of shipments in each of Europe and South America, we shared the position of largest producer with one other company in Asia-Pacific, and we were the second largest in North America. With operations on four continents comprised of 37 operating facilities in 12 countries, we are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technically sophisticated products in all of these geographic regions. We had sales and operating revenues of $6.2 billion in 2003.

Our history

      We are a Canadian corporation formed on September 21, 2004 to acquire and independently carry on substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney. In addition to those businesses, we will own and operate some of Alcan’s alumina and primary metal-related businesses in Brazil and four former Pechiney rolling facilities in Europe. These businesses will be transferred to us as part of the reorganization transactions.

      The general terms and conditions relating to the reorganization transactions are set out in a separation agreement between us and Alcan, described below under “Arrangements Between Novelis and Alcan — Separation agreement.” A summary of the steps in the reorganization transactions is set out under “Explanatory Information.”

      We inherited our processes, structure, and values from Alcan. In 1902, the Canadian subsidiary of the Pittsburgh Reduction Company (later Alcoa Inc., or Alcoa) was first chartered as Northern Aluminum Company, Limited. When Alcoa divested most of its interests outside the United States in 1928, Alcan was formed as a separate company from Alcoa to assume control of most of these interests. In the following years, Alcan expanded globally building or acquiring hydroelectric power, smelting, packaging and fabricated product facilities currently run by approximately 88,000 employees in 58 countries and regions.

      The first Alcan rolling operation began in September 1916 in Toronto, Canada, with an 84-inch hot mill and three finishing mills. Many of our mills were originally constructed by Alcan, including many among the largest aluminum rolling operations in each of the geographic regions in which we operate including:

•	Oswego, United States in 1963, a major producer of can stock and industrial sheet;

•	Norf, Germany in 1967, a joint venture, owned at 50%, which operates the largest hot mill rolling facility in the world in terms of capacity;

•	Saguenay Works, Canada in 1971, which operates the largest capacity continuous caster in the world; and

•	Pindamonhangaba, Brazil in 1977, the only South American plant that produces beverage can body and end stock.

      More recent expansion has been through acquisitions and modernization of existing mills, including Alcan’s acquisition of an interest in the Logan, Kentucky facility, which is dedicated to the production of can stock, from Arco Aluminum, or Arco, in 1985, our investment in a new production line at Logan which increased our share of the total production capacity from 40% to approximately 67%, as well as the purchase of a majority ownership interest in the Yeongju and Ulsan facilities in Korea in 1999 and 2000, respectively. Alcan’s acquisition of Alusuisse Group Ltd. in 2000 and Pechiney in 2003 provided us with additional sheet and foil rolling facilities.

Our industry

      The aluminum rolled products market represents the supply of and demand for aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by independent aluminum rolled products producers and integrated aluminum companies alike. According to CRU, worldwide aluminum rolled products consumption in 2003 was approximately 13,679 kilotonnes, which we believe generated approximately $36 billion in revenues and constituted approximately 35% of worldwide aluminum use.

      The figure below illustrates the aluminum production chain. The grey area represents the portion of the chain in which we mainly operate, while the area surrounded by a dashed line represents the operations of a typical vertically integrated aluminum company such as Alcan or Alcoa.

      Aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacture of finished goods ranging from automotive body panels to household foil. There are two major types of manufacturing processes for aluminum rolled products differing mainly in the process used to achieve the initial stage of processing:

•	“hot mills” that require sheet ingot, a rectangular slab of aluminum, as starter material; and

•	“continuous casting mills” that can convert molten metal directly into semi-finished products.

      Both processes require subsequent rolling, which we call cold rolling, and finishing steps such as annealing, coating, leveling or slitting to achieve the desired thicknesses and metal properties. Most customers receive shipments in the form of aluminum coil, a large roll of metal, which can be fed into their fabrication processes.

      The figure below illustrates the rolled aluminum process flow.

      There are two sources of input material: primary aluminum, such as molten metal, re-melt ingot and sheet ingot, and recycled aluminum, such as recyclable material from fabrication processes, which we refer to as recycled process material, used beverage cans and other post-consumer aluminum.

      Primary aluminum can generally be purchased at prices set on the LME, plus a premium that varies by geographic region of delivery, form (ingot or molten metal) and alloy.

      Recycled aluminum is also an important source of input material. Aluminum is infinitely recyclable and recycling it requires approximately 5% of the energy needed to produce primary aluminum. As a result, in regions where aluminum is widely used, manufacturers are active in setting up collection processes where used beverage cans and other recyclable aluminum are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

      The market for aluminum rolled products tends to be less subject to demand cyclicality than the market for primary aluminum which is affected by commodity price cyclicality. A significant share of total aluminum rolled products that are produced is used in consumer staples, which have historically experienced relatively stable demand characteristics. In addition, most aluminum rolled products are priced in two components: a pass-through aluminum price component based on the LME quotation and local market premia, plus a “margin over metal” or conversion charge based on the cost to roll the product. As a result, most of the raw material price risk is absorbed by the customer, reducing the volatility of the producers’ profitability and cash flows. Aluminum rolled products companies also use recycled aluminum, which provides sourcing flexibility for, and further reduces the volatility of, input material. These three factors combine to create an industry that has lower cyclicality than the primary aluminum industry.

      There has been a long term industry trend towards lighter gauge (thinner) rolled products, which we refer to as downgauging, where customers request products with similar properties using less metal in order to reduce costs and weight. For example, aluminum rolled products producers and can fabricators have continuously developed thinner walled cans with the same strength as previous generation containers, resulting in a lower cost unit. As a result of this trend, aluminum tonnage across the spectrum of aluminum rolled products, and particularly for the beverage/food cans end-use market, has declined on a per unit basis, but actual rolling machine hours per unit have increased. Because the industry has historically tracked growth based on aluminum tonnage shipped, we believe the downgauging trend may contribute to an understatement of the actual growth of revenue attributable to rolling in some end-use markets.

End-use markets

      Aluminum rolled products companies produce and sell a wide range of aluminum rolled products, which can be grouped into four end-use markets based upon similarities in end-use applications: construction and industrial, beverage/food cans, foil products and transportation. Within each end-use market, aluminum rolled products are manufactured with a variety of alloy mixtures, a range of tempers (hardness), gauges (thickness) and widths, and various coatings and finishes. Large customers typically have customized needs resulting in the development of close relationships with their supplying mills and close technical development relationships.

      The table below sets forth market information for the four broad end-use markets.

	Global Market			End-use Applications
	Consumption(i)			(2003 Share of End-use
				North American Market	Key Market
End-use Market	2003	2002	2001	Category Total)	Drivers(iii)

	(kt)
Construction and Industrial	5,637	5,368	5,113	Construction — 57% Electrical/Machinery — 22% Consumer Durables — 18% Lithographic sheet — 3%	Housing starts, capital spending and economic growth
Beverage/Food Cans	3,614	3,684	3,643	Beverage cans — 95% Food cans — 5%	Disposable income, package choice, weather and seasonality
Foil Products	2,927	2,787	2,688	Converter foil — 43%(ii) Household foil — 32%(ii) Container foil — 25%(ii)	Disposable income
Transportation	1,501	1,428	1,365	Automotive — 39% Truck, Bus, Trailer — 30% Aerospace — 13% Marine/Rail/Other — 18%	Auto sales, environmental regulations and fuel cost

Total	13,679	13,267	12,809

(i)	Source: CRU — The Aluminium Flat Rolled Products Quarterly Market Service (May 2004).

(ii)	Based on our market estimates for consumption.

(iii)	Source: our management.

      Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding the percentage of our sales and operating revenues derived from each of the end-use markets listed above.

Construction and Industrial

      Construction is the largest application within this end-use market in terms of shipments. Aluminum rolled products developed for the construction industry are often decorative, offer insulating properties, are durable and corrosion resistant, and have a high strength-to-weight ratio. Aluminum siding, gutters, and downspouts comprise a significant amount of construction volume. Other applications include doors, windows, awnings and canopies.

      Aluminum’s ability to conduct electricity and heat and to offer corrosion resistance makes it useful in a wide variety of electronic and industrial applications. Industrial applications include electronics and communications equipment, process and electrical machinery and lighting fixtures. Uses of aluminum rolled products in consumer durables include microwaves, coffee makers, flat screen televisions, air conditioners (which use finstock in heat exchangers), pleasure boats and cooking utensils.

      Another industrial application is lithographic sheet. Print shops, printing houses and publishing groups use lithographic sheet to print books, magazines, newspapers and promotional literature. In order to meet the strict quality requirements of the end-users, lithographic sheet must meet demanding metallurgical, surface and flatness specifications.

Beverage/ Food Cans

      Beverage cans are the largest aluminum rolled products application, accounting for approximately a quarter of worldwide shipments in 2003, based on CRU information. The recyclability of aluminum cans enables them to be used, collected, melted, and returned to the original product form many times, unlike steel, paper or polyethylene terephthalate plastic, or PET plastic, which are materials that deteriorate with every iteration. Aluminum beverage cans also offer advantages in fabricating efficiency and shelf life. Fabricators are able to produce and fill beverage cans at very high speeds, and non-porous aluminum cans provide longer shelf life than PET plastic containers. Aluminum cans are light, stackable and use space efficiently, making them convenient and cost efficient to ship.

      Due to the downgauging trend, the weight of an aluminum can has decreased by approximately 0.8% from 2001 to 2003. Downgauging and changes in can design help to reduce total costs on a per can basis and contribute to making aluminum more competitive with substitute materials.

      Beverage can sheet is sold in coil form for the production of can body, ends and tabs. The material can be ordered as rolled, degreased, pre-lubricated, pre-treated and/or lacquered. Typically, can makers define their own specifications for material to be delivered in terms of alloy, gauge, width, and surface finish.

      Other applications in this end-use market include food cans and screw caps for the beverage industry.

Foil Products

      Aluminum, because of its relatively light weight, recyclability and formability, has a wide variety of uses in packaging. Converter foil is very thin aluminum foil, plain or printed, that is typically laminated to plastic or paper to form an internal seal for a variety of packaging applications including juice boxes, pharmaceuticals, food pouches, cigarette packaging and lid stock. Customers order coils of converter foil in a range of thicknesses from 6 microns to 60 microns.

      Household foil includes home and institutional aluminum foil wrap, sold as a branded or generic product. Known in the industry as packaging foil, it is manufactured in thicknesses from 11 microns to 23 microns. Container foil is used to produce semi-rigid containers such as pie plates and take-out food trays and is usually ordered in a range of thicknesses from 60 microns to 200 microns.

Transportation

      Currently, the largest application for aluminum rolled products in the truck and automobile categories of the transportation end-use market is in heat exchangers such as radiators and air conditioners. Original equipment manufacturers also use aluminum sheet with specially treated surfaces and other specific properties for interior and exterior applications. Newly developed alloys are being used in transportation tanks and rigid containers that allow for safer and more economical transportation of hazardous and corrosive goods.

      There has been recent growth in the use of aluminum rolled products in automotive body panel applications, including hoods, deck lids, fenders and lift gates. These uses typically result from co-operative efforts between aluminum rolled products manufacturers and their customers that yield tailor-made solutions for specific requirements in alloy selection, fabrication procedure, surface quality and joining. We believe the recent growth in automotive body panel applications is due in part to recent efforts to reduce vehicle weight to comply with stricter emissions standards.

      Based on CRU information, in 2003, approximately 11% of the global shipments for the transportation end-use market was directed towards aerospace applications, a segment of the transportation market in which we do not compete. Aerospace-related consumption of aluminum rolled products in 2003, including for aircraft skin and airframe, was 153 kilotonnes, or 1.1% of the total aluminum rolled products market shipments, a decrease from a high of 229 kilotonnes, or 1.7% of the total aluminum rolled products market shipments, in 2000 due to a lower volume of commercial aircraft production.

      Aluminum is also used in the construction of ships’ hulls and superstructures and passenger rail cars because of its strength, light weight, formability and corrosion resistance.

Market structure, size and growth

      The aluminum rolled products industry is characterized by economies of scale, significant capital investments required to achieve and maintain technological requirements, and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminum rolled products. To overcome these obstacles in small but growing markets, established Western companies have entered into joint-ventures with local companies to provide necessary product and process know-how and capital.

      Based on CRU information, the top four aluminum rolled products producers together represented 47% of the global shipments in 2003, as shown on the graphic below. Alcoa and Norsk Hydro A.S.A., or Hydro, are integrated aluminum companies with operations that range from bauxite mining, alumina refining, primary metal smelting to the manufacture of cast, rolled and extruded products that are supplied to end-users or further enhanced by their in-house engineered products and packaging businesses. Alcan acquired Pechiney, an integrated aluminum company, in December 2003. As part of the reorganization transactions, Alcan will transfer to us certain of Pechiney’s rolling assets, and will retain selected rolling assets to support its continuing involvement in the plate and aerospace markets, to support its engineered products business group and to satisfy certain regulatory requirements related to its acquisition of Pechiney.

Global Aluminum Rolled Products Shipments for 2003

100% = 13,679 kt

Source: CRU and Novelis management

(i)	Includes aluminum rolled products producers with less than 5% of global aluminum rolled products shipments in 2003.

      Based on CRU information, the global market for aluminum rolled products has grown on average at a rate of 3.3% per year from 2001 to 2003. A sluggish economy impacted demand in North America, while currency devaluations caused a temporary decline in South America, resulting in weak demand and substitution of other materials for aluminum. In contrast, European production was strengthened by growth in Eastern Europe while Asia-Pacific experienced significant demand growth.

      The table below sets forth market size information by geographic region.

	Market Consumption
				Country
Region	2003	2002	2001	(2003 Share of Region Total)

		(kt)
North America	4,654	4,724	4,630	US – 93% Canada/Mexico – 7%
Europe	4,075	3,953	3,813	Germany – 27% Italy – 12% UK – 11% France – 11% W. Europe – 24% E. Europe(i) – 15%
Asia-Pacific	3,895	3,549	3,296	China – 38% Japan – 30% Korea – 9% Other(ii) – 23%
South America	504	509	554	Brazil – 73% Venezuela – 10% Other – 17%
Rest of the World	551	532	516	Saudi Arabia – 20% Turkey – 19% Iran – 13% South Africa – 11% Other – 37%

Total	13,679	13,267	12,809

(i)	Includes Russia.

(ii)	Includes India – 5%, Taiwan – 4%, Australia – 3%, and other countries.

Source: CRU, The Aluminium Flat Rolled Products Quarterly Market Service (May 2004).

      While our customers tend to be increasingly global, many aluminum rolled products tend to be produced and sold on a regional basis. The regional nature of the markets is influenced in part by the fact that not all mills are equipped to produce all types of aluminum rolled products. For instance, only a few mills in Europe, a few mills in Asia, and one mill in South America, our Pindamonhangaba, or Pinda, facility, produce beverage can body and end stock. In addition, individual aluminum rolling mills generally supply a limited range of end-use applications, and seek to maximize profits by producing high volumes of the highest margin mix given available capacity and equipment capabilities.

      Certain multi-purpose common alloy and plate rolled products are imported into Europe and North America from producers in emerging markets, such as Brazil, Africa, Russia and China. However, at this time we believe that these producers are generally unable to meet the quality requirements, lead times and specifications of customers for more demanding applications. In addition, high freight costs, import duties, inability to take back recycled aluminum, lack of technical service capabilities and long lead-times mean that many developing market exporters are viewed as second-tier suppliers. Therefore, many of our customers in the Americas, Europe and Asia do not look to suppliers in these emerging markets for a significant portion of their requirements.

North America

      Based on CRU information, Alcoa, Novelis and Commonwealth Industries, Inc., or Commonwealth, were the top three producers of aluminum rolled products in North America in terms of shipments in 2003 with an aggregated share of shipments of 64%. The North American markets have experienced the exit of several producers through consolidation, restructuring or bankruptcy, reducing production capacity in the last few years. The resulting tighter supply in many end-use markets has led to margin and portfolio improvements. Established competitors have been able to improve their production capacity utilization as the industry has recovered.

      In North America, the average operating rate of the aluminum rolled products production capacity was 72% in 2003 according to CRU. The operating rate is determined by dividing estimated production by available capacity. Because of seasonality in demand, temporary shutdown of equipment for scheduled maintenance and equipment specialization, we estimate the effective maximum operating rate is approximately 90%.

North America Aluminum Rolled Products Shipments for 2003

100% = 4,654 kt

Source: CRU and Novelis management

(i)	Includes aluminum rolled products producers with less than 5% of North American aluminum rolled products shipments in 2003.

(ii)	Refers to Wise Metals Group LLC.

      North American aluminum rolled products consumption reached a high of 5,274 kilotonnes in 1999 and then fell to 4,654 kilotonnes in 2003, which we believe was a result of the economic recession, the impact of the September 11, 2001 events and inventory drawdown effects. We believe that demand has since shown signs of recovery from the economic downturn. Construction and industrial uses of aluminum rolled products have rebounded with the economic pickup. Based on CRU and Can Manufacturers Institute, or CMI, information, the overall market for beverage containers is growing, but a slow packaging mix change towards PET plastic single serve containers is expected to keep North American demand for aluminum cans relatively flat for the foreseeable future. Increased use of aluminum in automobile production is expected by CRU to increase transportation demand, the fastest growing end-use market in this region.

Europe

      Based on CRU information, Novelis, Hydro, and Pechiney were the top three producers of aluminum rolled products in Europe in terms of shipments in 2003 with an aggregated share of shipments of 53%. Other suppliers of aluminum rolled products in Europe include Alcoa, Corus Group Plc, or Corus, RusAl, Alcan Aluminium werk Umma AG (AMAG) and Elval S.A.

      In Europe, the average operating rate of the aluminum rolled products production capacity was 76% in 2003 according to CRU. We believe that overcapacity in common alloy sheet and plate, used in applications such as building materials and industrial products, has weakened prices, resulting in generally lower profits than in North America. In end-use applications exhibiting growth, such as can, automotive, foil and lithographic sheet, the tighter supply and demand has led to margin and portfolio improvements. We believe there will be opportunities to focus on additional operational improvements and profitable products by more closely aligning individual product supply with market demand.

Europe Aluminum Rolled Products Shipments for 2003

100% = 4,075 kt

Source: CRU and Novelis management

(i)	Includes aluminum rolled products producers with less than 5% of European aluminum rolled products shipments in 2003.

      Based on CRU information, European output increased on average at a rate of 3.4% per year from 2001 to 2003, driven mainly by strong demand growth in Eastern Europe. We believe the demand for automotive sheet has improved as automotive manufacturers have increasingly substituted aluminum components for steel parts. We also believe that, as a relatively new market, there is potential for growth in automotive sheet.

      We expect that economic growth and demand from construction projects in Eastern Europe will continue to support growth of aluminum sheet. We expect demand for aluminum beverage cans to grow as aluminum continues to displace steel as the favoured packaging material. In Europe, we estimate that steel cans currently represent approximately 38% of all beverage can production, compared to less than 1% in North America.

Asia-Pacific

      The market for aluminum rolled products in Asia-Pacific, the larger geographic market defined by CRU within which Novelis Asia competes, has been characterized by strong growth but high fragmentation. Based on CRU information, Novelis, Unifus Aluminum Co., Ltd. and Sumitomo Light Metal Company, Ltd. were the top three producers of aluminum rolled products in Asia-Pacific in terms of shipments in 2003 with an aggregated share of shipments of 28%. Based on CRU information, the majority of Asian-Pacific aluminum rolled products is consumed in China, Japan and Korea.

      In Asia-Pacific, the average operating rate of the aluminum rolled products production capacity was 73% in 2003 according to CRU.

      Based on CRU information, consumption of aluminum rolled products in the Asia-Pacific region has grown on average at a rate of 8.7% per year from 2001 to 2003. We believe this rise in demand has been fuelled by growth in local demand as well as by growth in exports of goods with aluminum content. According to CRU, industrial production growth in China continues in line with averages since 1997. This is driven by multinational manufacturing, or offshoring, infrastructure development, and an emerging consumer market. China’s aluminum consumption pattern since 1997 generally mirrors that of a developing economy, overweight relative to Western industrial nations in building and construction, power infrastructure and manufacturing. Based on the historical positive correlation between aluminum consumption and increases in disposable income, we believe there is substantial room for growth in China in the aluminum can and automotive end-use applications, in the medium to long term. In the Asia-Pacific region, there has not yet been a complete shift from steel to aluminum in beverage cans, and as a result, we believe this end-use market represents a longer term opportunity for growth. Except for heat exchangers, the use of aluminum rolled products in automobiles is in its infancy in Korea and China.

Asia-Pacific Aluminum Rolled Products Shipments for 2003

100% = 3,895 kt

Source: CRU and Novelis management

(i)	Includes aluminum rolled products producers with less than 5% of Asian-Pacific aluminum rolled products shipments in 2003.

(ii)	Refers to Kobe Steel Ltd.

      We believe that China has the highest potential for growth but is also the most fragmented Asia-Pacific market with many small aluminum rolled products producers. There are over 80 plants in China, where the average capacity is less than 25 kilotonnes, compared to North America where average plant capacity is approximately 129 kilotonnes. There is limited hot mill capacity in China and a significant amount of sheet ingot (input metal) for local plants is imported from other countries. Most local production is from continuous casting plants that are only capable of producing industrial, construction and commodity aluminum rolled products. China’s strong growth has driven a variety of capacity expansions and new additions and more are planned.

      In Japan, there has been some market consolidation resulting from a long period of limited or no economic growth. Some mills are shifting emphasis from can and foil to industrial products to support Japanese demand, which we believe has provided us with an opportunity to expand our position in the Japanese can market. Our two hot mills in Korea, at Ulsan and Yeongju, together accounted for 64% of Korea’s production capacity in 2003. Both mills are active exporters to China and other Asian countries.

      According to CRU, demand for foil products is expected to grow significantly in the Asia-Pacific region, driven by cigarette and liquor packaging, which also correlates with disposable income. In addition, producers of liquid crystal displays, or LCDs, represent a small but rapidly growing market for aluminum sheet in Korea, China and Japan, where most new production capacity is being installed.

South America

      There are few producers in the South American region. Based on CRU information, Novelis, Companhia Brasileira de Alumínio, or CBA, and Alcoa were the top three producers of aluminum rolled products in South America in terms of shipments in 2003 with an aggregated share of shipments of 67%, and all three producers are located in Brazil. We have the ability to cast sheet ingot, and we have the only large-scale hot mill on the continent allowing us to produce a broad range of aluminum rolled products, including can sheet. Our competitors produce primarily commodity sheet and foil from continuous casting mills.

      In South America, the average operating rate of the aluminum rolled products production capacity was 68% in 2003 according to CRU.

      Brazilian sheet industry capacity increased from 300 kilotonnes in 1999 to 499 kilotonnes in 2001 due mainly to the expansion of our Pinda plant, the only can sheet producer in South America. CBA has announced the expansion of its plant to increase its rolling capacity to produce commodity sheet and foil through the installation of two new finishing mills to be operational in 2006. Some sheet capacity has been redirected to exports following local currency devaluations. There have been no new entrants or market consolidation in recent years.

South America Aluminum Rolled Products Shipments for 2003

100% = 504 kt

Source: CRU and Novelis management

(i)	Includes aluminum rolled products producers with less than 5% of South American aluminum rolled products shipments in 2003.

(ii)	Refers to Corporacion Venevolana de Guayana.

      The Brazilian aluminum can market grew at a high rate during the past decade, from 3.8 billion cans in 1996 to 9.9 billion in 2002. Since primary aluminum prices on the LME are U.S. dollar based, devaluations of the Brazilian and Argentinean local currencies in 2001 and 2002 have dampened aluminum consumption. At the same time, Venezuela faced a political and economic crisis that reduced overall consumption. Once general price levels adjusted to the currency devaluation, the market resumed growth. Over the longer term, we believe the most important variable impacting aluminum rolled products consumption in South America has been disposable income.

      The industrial products market in South America has not grown in recent years, which we believe is mainly because of economic recession and substitution of aluminum by other materials, such as steel, plastics and vinyl which are priced locally.

      We believe aluminum foil consumption in South America will grow as food and beverage manufacturers continue to take advantage of the benefits of flexible packaging. The transportation end-use market does not yet have significant automotive volume and consists primarily of aerospace.

Competition

      The aluminum rolled products market is highly competitive. We face competition from a number of companies in all of the geographic regions and end-use markets in which we operate, although there are no companies that compete with us in all of those regions and end-use markets. The factors influencing competition vary by region and end-use market but generally, we compete on the basis of our value proposition, including price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service. In some regions and end-use markets, competition is also affected by fabricators’ requirements that suppliers complete a qualification process to supply their plants. This process can be rigorous and may take many months to complete. As a result, obtaining business from these customers can be a lengthy and expensive process; however, the ability to obtain and maintain these qualifications can represent a competitive advantage.

      In addition to competition from within the aluminum rolled products industry as discussed above in “— Market structure, size and growth,” we, as well as other aluminum rolled products manufacturers, face competition from non-aluminum materials, as fabricators and end-users have, in the past, demonstrated a willingness to substitute other materials for aluminum. In the beverage/food cans end-use market, aluminum rolled products’ primary competitors are glass, PET plastic and steel. In the transportation end-use market, aluminum rolled products compete mainly with steel. Aluminum competes with wood and steel in building products applications. Factors affecting competition with substitute materials include price, ease of manufacture, consumer preference and performance characteristics.

Key factors affecting supply and demand

      The following factors have historically affected the demand for aluminum rolled products:

      Economic growth. We believe that economic growth is the single largest driver of aluminum rolled products demand. In mature markets, growth in demand has typically correlated closely with growth in industrial production. In emerging markets such as China, growth in demand typically exceeds industrial production growth largely because of expanding infrastructures, capital investments and rising incomes that often accompany economic growth in these markets.

      Substitution trends. Manufacturers’ willingness to substitute other materials for aluminum in their products and competition from substitution materials suppliers also affect demand. For example, in North America, competition from PET plastic containers and glass bottles, and changes in consumer preferences in beverage containers, have, in recent years, reduced the growth rate of aluminum can sheet in North America from the high rates experienced in the 1970s and 1980s. Despite changes in consumer preferences, North American aluminum beverage can shipments have remained at approximately 100 billion cans per year since 1994 according to CMI.

      LME and local currency effect. U.S. dollar denominated trading of primary aluminum on the LME has two primary effects on demand. First, significant shifts between the value of the local currency of the end-user and the U.S. dollar may affect the cost of aluminum to the end-user relative to substitute materials, depending on the cost of the substitute material in local currency. Second, the uncertainty of primary metal movements on the LME may discourage product managers in industries such as automotive from making long term commitments to use aluminum parts. Long term forward contracts can be used by manufacturers to reduce the impact of LME price volatility.

      Downgauging. Increasing technological and asset sophistication has enabled aluminum rolling companies to offer consistent or even improved product strength using less material, providing customers with a more cost-effective product. This continuing trend reduces raw material requirements, but also effectively increases rolled products’ plant utilization rates and reduces available capacity because the same number of units require more rolling hours to achieve thinner gauges. As utilization rates increase, revenues rise as pricing tends to be based on machine hours used rather than on the volume of material rolled. On balance, we believe that downgauging has enhanced overall market economics for both users and producers of aluminum rolled products.

      Seasonality. Demand for certain aluminum rolled products is significantly affected by seasonal factors. As the temperature increases so does consumption of beer and soft drinks packaged in aluminum cans. Summer construction starts also increase demand for aluminum sheet used in the construction and industrial end-use market. For these reasons, revenues typically peak in the northern hemisphere in the second and third quarters, while sales in the southern hemisphere, which account for a relatively small portion of our revenues but are important to our smelter business, are highest in the first and fourth quarters.

      The following factors have historically affected the supply of aluminum rolled products:

      Production capacity. As in most manufacturing industries with high fixed costs, production capacity has the largest impact on supply in the aluminum rolled products industry. In the aluminum rolled products industry, the addition of production capacity requires large capital investments and significant plant construction or expansion and typically requires long lead-time equipment orders.

      Alternative technology. Advances in technological capabilities allow aluminum rolled products producers to better align product portfolio and supply with industry demand. As an example, continuous casting offers the ability in some markets to increase capacity in smaller increments than is possible with hot mill additions. This enables production capacity to better adjust to small year-over-year increases in demand. However, the continuous casting process permits the production of a more limited range of products.

      Trade. Some trade flows do occur between regions despite shipping costs, import duties and the need for localized customer support. Higher value-added, specialty products such as lithographic sheet are more likely to be traded internationally, especially if demand in certain markets exceeds local supply. With respect to less technically demanding applications, emerging markets with low cost inputs may export commodity aluminum rolled products to larger, more mature markets. Accordingly, regional changes in supply, such as plant expansions, may have some effect on the worldwide supply of commodity aluminum rolled products.

Our business strengths

      For nearly 90 years, our business has evolved within Alcan’s integrated aluminum business. As an aluminum rolled products company independent of Alcan, we intend to build on the business strengths we developed while part of Alcan. Our key strengths are outlined below.

      International presence and scale. With 37 operating facilities located in 12 countries and on four continents, we have a broad geographical presence that we believe allows us to better serve our increasingly global customer base as well as diversify our sources of cash flow and offset risk across different regions. Our size allows us to service a wide variety of customer needs, leverage our selling, administrative, research and development and other general expenses, establish new uses for aluminum rolled products and access new markets for such products.

      Strong customer relationships. We maintain long-standing supply relationships with many of our customers. Our major customers include Agfa-Gevaert N.V., Alcan’s packaging business group, Anheuser-Busch Companies, Inc., Ball Corporation, various bottlers of the Coca-Cola system, Crown Cork & Seal Company, Inc., Daching Holdings Limited, DaimlerChrysler AG, Kodak Polychrome Graphics GmbH, Ford Motor Company, General Motors Corporation, Integris Metals Corporation, Pactiv Corporation, Rexam Plc, Tetra Pak Ltd. and Visteon Corporation. We endeavor to gain strong customer loyalty by anticipating and meeting the specific technical standards demanded by our customers with a high level of quality, technical support and customer service.

      Leading market positions. We are the world’s leading aluminum rolled products producer based on shipment volume in 2003, with an estimated 18% share of worldwide aluminum rolled products shipments during that year. In 2003, we were the largest aluminum rolled products producer in terms of shipments in each of Europe and South America, we shared the position of largest producer with one other company in Asia-Pacific and we were the second largest in North America. We believe we hold a top two market position on a worldwide basis in each of the four principal end-use markets for aluminum rolled products. We believe that in 2003 we held the number one position in terms of shipments in the beverage/food cans end-use market with a 31% market share and the number one position in terms of shipments in the foil products end-use market with a 15% market share. We also believe that in 2003 we held the number one position in terms of shipments in the construction and industrial end-use market with a 13% market share and the number two position in terms of shipments in the transportation end-use market with a 13% market share.

      Efficient producer. We operate highly automated and well-maintained facilities using modern manufacturing technologies for the efficient production of aluminum rolled products in many regions of the world. Our large production base within each of our business groups allows us to combine similar production runs and dedicate facilities for focused and cost-efficient production.

      Metal supply management. We have a diversified metal supply, extensive experience managing our metal needs as well as comprehensive hedging capabilities, including our agreements with Alcan that we believe will provide us with the ability to fix metal forward and hedge contracts with Alcan as counterparty, to assist our customers in managing metal price risk. The metal supplied by Alcan’s primary aluminum group to its aluminum rolled products units has historically been transferred at arm’s length market prices. In connection with the reorganization transactions, Alcan will enter into ongoing metal supply agreements with us on a basis consistent with past practice. These supply arrangements will supplement supply from our primary operations in Brazil, our use of recycled aluminum and our own market purchases of primary aluminum.

      Innovation leader with proprietary technologies. We endeavor to be at the forefront of developing next generation technologies in the aluminum rolled products industry in which we operate and believe that we are the world leader in continuous casting technology, as owner of technology relating to the two main continuous casting processes. We have approximately 300 employees dedicated to research and development and customer technical support, located in many of our plants and research centers.

      Experienced and dedicated management and employees. We have a management team that has significant experience in the aluminum rolled products industry. The members of our senior management team have over 200 years of combined experience in the aluminum industry and bring a wide range of skills in manufacturing, engineering, marketing and sales, human resource management and finance. In continuing as an independent aluminum rolled products company, we inherit Alcan’s core business principles, with its focus on continued improvement, value-based management and best practices in environmental management, health, safety and quality.

Our business strategy

      As a separate company, our management will be free to focus on aluminum rolled products, which we believe will enable us to respond more quickly to market demands and maximize the efficient allocation of our capital, technical and human resources. As a separate company, we will also be able to provide incentives to our management and employees that more closely align their interests with the performance of the aluminum rolled products business.

      Our primary objective is to maximize shareholder value by increasing our revenues and profitability in the North American, European, Asia-Pacific and South American aluminum rolled products markets. We intend to achieve our objective through the application of our business strengths to the strategic initiatives outlined below. We intend to:

      Address customer needs with innovative and market-driven products. Our future success is impacted by our ability to innovate in anticipation of our customers’ needs. To that end, we intend to enhance value to our customers by improving the quality of our products and services. We intend to conduct research and development that generates new products and processes to enable us to maintain long term partnerships with our key customers. Significant growth opportunities in aluminum rolled products consumption have typically come from product substitution opportunities, such as thin aluminum foil in packaging applications, automotive body panels and aluminum building materials. We plan to work in partnership with our customers to develop new uses for our various products by substituting highly engineered aluminum rolled products for other materials, thereby developing new markets for our products. We believe that our experience in process innovation, developing new technologies in surface treatment, casting, alloying, laser semi-finishing, forming and joining, and our ability to develop specialized aluminum rolled products solutions, will assist our efforts. We plan to address higher technology and more profitable end-use markets with proprietary products and processes that will be unique and attractive to our customers.

      Develop and implement a new metal conversion business model. Once separated from an integrated aluminum producer, we intend to implement a new metal conversion business model focused on the aluminum rolled products markets and more closely aligned with the current requirements of those markets. Our new business model will emphasize product line selection based on higher value added rather than volume, economies of utilization and a higher focus on recyclables. We believe the resulting change will allow us to react more quickly in all markets and better align our business with customer requirements.

      Improve production from existing assets and reduce capital needs. We have achieved a leading position in aluminum rolled products markets in part through the development and the acquisition of quality assets in our four geographic regions. Having established this position, we intend to optimize our production capacity in order to focus on achieving attractive returns on our capital assets without investing significant amounts of new capital. Our modern mills in North America, Europe, Asia and South America give us the ability to manufacture a wide range of value-added differentiated aluminum rolled products enabling us to selectively move production among our mills within these regions based on market demand. We believe that our separation from Alcan and its vertically integrated production chain will offer us further opportunities to improve sourcing logistics and increase working capital efficiency. Other opportunities for capital reductions include increasing the use of tolling which reduces our capital requirements because the metal being processed is owned by the customer. Tolling allows us to generate revenues by converting the metal without having to utilize capital on maintaining inventory.

      Leverage economies of scale in raw material sourcing. As an independent rolled products producer, we expect to be the largest purchaser of aluminum in the world and one of the largest recyclers. We will also be equipped with significant sheet ingot casting capability. We believe these attributes will enable us to source metal flexibly and advantageously. We intend to continue working with our suppliers to further leverage economies of scale in our purchase of primary aluminum, supplies and services. Our metal management strategy includes plans to develop our recycling program further with a focus on sources of material such as used beverage cans, as well as other forms of recycled material in all regions in which we operate, which will expand our access to more cost effective sources of aluminum. We will also have the ability to expand our sheet ingot casting capacity in the different regions in which we operate, which can be used to reduce reliance on, or maintain costs from, third party sheet ingot suppliers.

      Capture growth in targeted markets. Our international presence has enabled us to capture growth opportunities in targeted aluminum rolled products markets such as beverage and food cans and the growing automotive component market on the North American, European and Asian continents. We also own technology relating to the two main types of continuous casting processes, namely belt caster and twin roll caster, providing us with a substantial cost advantage when examining options to profitably serve common alloy aluminum rolled products production in emerging markets such as China, Eastern Europe and South America. We intend to use these strengths, through joint ventures with local partners or on a stand-alone basis, to grow profitably when opportunities arise in these emerging markets.

      Pursue selected expansion or acquisition opportunities. We intend to use our management team, large scale operations, technical resources, market focus and operating cash flow to identify and take advantage of appropriate expansion and acquisition opportunities as they may arise.

      We expect that implementation of these strategic initiatives will enable us to generate stable earnings and cash flow from operating activities. In the near-term, we expect to use a portion of our excess cash flow to repay debt and reduce our leverage, which will be required by the terms of the senior secured facilities we expect to enter into in connection with the reorganization transactions. In the longer term, we will consider investment opportunities and increased return of cash to shareholders consistent with achieving and maintaining a strong non-investment grade debt rating.

Our business groups

      Due in part to the regional nature of supply and demand of aluminum rolled products and in order to best serve our customers, we manage our activities on the basis of geographical areas and are organized under four business groups. The business groups are Novelis North America (NNA), Novelis Europe (NE), Novelis Asia (NA) and Novelis South America (NSA).

      The table below sets forth the contribution of each of our business groups to our sales and operating revenues, business group profit, total assets and shipments for the years ended December 31, 2003, 2002 and 2001. The measure of profitability of operating segments historically used by Alcan is referred to as business group profit, or BGP. BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges and pension actuarial gains, losses and other adjustments and mark to market adjustments on derivatives, that are not under the control of our business groups or are not considered in the measurement of their profitability.

Business Group(i)	2003	2002	2001

	(All amounts in $ millions, except
	shipments, which are in kt)
Novelis North America
Sales and operating revenues	2,385	2,517	2,506
BGP	206	277	202
Total assets	1,131	1,130	1,162
Shipments	1,083	1,165	1,112
Novelis Europe
Sales and operating revenues	2,510	2,218	2,158
BGP	173	130	80
Total assets	2,167	1,650	1,571
Shipments	1,000	955	850
Novelis Asia
Sales and operating revenues	918	785	724
BGP	68	35	26
Total assets	837	824	798
Shipments	429	378	336
Novelis South America
Sales and operating revenues	414	379	393
BGP	112	90	107
Total assets	733	720	710
Shipments	258	244	249

(i)	The sales and operating revenues and shipment information presented in the table above excludes intersegment revenues and shipments.

      Our 37 operating facilities in 12 countries provide us with highly automated, flexible and advanced manufacturing capabilities. In addition to the aluminum rolled products plants, NSA operates bauxite mining, aluminum refining and smelting facilities. We believe our facilities have the assets required for efficient production and are well managed and maintained. For a further discussion of financial information by geographic area, refer to note 24 to our audited combined financial statements.

Novelis North America

      Through a network of 12 aluminum rolled products facilities, including two dedicated recycling facilities, NNA manufactures aluminum sheet and light gauge products. Important end-use applications for NNA include beverage cans, containers and packaging, automotive and other transportation applications, building products and other industrial applications.

      In 2003, NNA had sales and operating revenues of $2.4 billion, representing 38% of our total sales and operating revenues, and shipments of 1,083 kilotonnes, including tolled metal, representing 39% of our total shipments. Tolled metal refers to the process by which customers provide their own aluminum to us to be converted into a rolled product, and are charged a value-added conversion cost, instead of the metal plus value-added conversion cost.

      Approximately two-thirds of NNA’s production is directed to beverage and food can sheet. The beverage can end-use application is technically demanding to supply and pricing is very competitive. Producers with low-cost and technologically advanced manufacturing facilities and technical support capability have a competitive advantage. Recycling is important in the manufacturing process and NNA has three facilities that collect and remelt post-consumer aluminum and recycled process material. Most of the recycled material is from used beverage cans and the material is cast into sheet ingot for NNA’s can sheet production plants.

Facilities

      The table below sets forth plant processes, end-use markets and production information about our North American facilities.

			2003
Location	Plant Process	Major End-Use Markets	Production (kt)(i)

Oswego, New York	Hot rolling, cold rolling	Can stock,	510
	recycling	Construction/Industrial, Semi-finished coil
Logan, Kentucky(ii)	Hot rolling, cold rolling	Can stock	465 (iii)
Saguenay, Quebec	Continuous casting	Semi-finished coil	160
Kingston, Ontario	Cold rolling	Automotive,	155
		Construction/Industrial
Terre Haute, Indiana	Cold rolling, finishing	Foil	95
Warren, Ohio	Coating	Can stock	65
Fairmont, West Virginia	Cold rolling, finishing	Foil	50
Toronto, Ontario	Finishing	Foil, foil containers	15
Louisville, Kentucky	Cold rolling, finishing	Foil	7
Burnaby, British Columbia	Finishing	Foil containers	2

(i)	The sum of all production totals for each of our North American facilities set forth in this table will not equal the total 2003 production for NNA because production from one facility may be delivered to and further processed by one or more of our other facilities depending on end-use markets.

(ii)	We own 40% of the shares of Logan Aluminium Inc., but we have made subsequent equipment investments such that we now have access to approximately 67% of Logan’s total production capacity.

(iii)	Our share of output.

      Our Oswego, New York, facility operates modern equipment for used beverage cans recycling, ingot casting, hot rolling, cold rolling and finishing. Oswego produces can stock as well as building and industrial products. Oswego also provides feedstock to our Kingston, Ontario, facility, which produces heat-treated automotive sheet and our Fairmont, West Virginia, facility, which produces light gauge sheet.

      The Logan, Kentucky, facility is a processing joint venture between us and Arco Aluminium, a subsidiary of BP plc. Our original investment in the joint venture was 40%, while Arco held the remaining

60% interest. Subsequent equipment investments have resulted in us now having access to approximately 67% of Logan’s total production capacity. Logan, which was built in 1985, is the newest and largest hot mill in North America. Logan operates modern and high-speed equipment for ingot casting, hot-rolling, cold-rolling and finishing. Logan is a dedicated manufacturer of aluminum sheet products for the can stock market with modern equipment, efficient workforce and product focus. A portion of the can end stock is coated at NNA’s Warren, Ohio, facility, in addition to Logan’s on-site coating assets. Together with Arco, we operate Logan as a production cooperative, with each party supplying its own primary metal inputs for transformation at the facility. The transformed product is then returned to the supplying party at cost. Logan does not own any of the primary metal inputs or any of the transformed products. All of the fixed assets at Logan are directly owned by us and Arco in varying ownership percentages or solely by us.

      We share control of the management of Logan with Arco through a seven-member board of directors on which we appoint four members and Arco appoints three. Management of Logan is led jointly by two executive officers, one nominated by us and one nominated by Arco, who are subject to approval by at least five members of the board of directors.

      Our Saguenay Works, Quebec, facility operates the world’s largest continuous caster, which produces feedstock for our three foil rolling plants located in Terre Haute, Indiana, Fairmont, West Virginia and Louisville, Kentucky. The continuous caster was developed through internal research and development and we own the process technology. Our Saguenay Works facility produces aluminum rolled products directly from molten metal, which will be sourced under long term supply arrangements we expect to have with Alcan.

      The table below sets forth 2003 production information about our North American recycling facilities.

2003
Production
Location	(kt)

Berea, Kentucky	250
Oswego, New York	200
Greensboro, Georgia	130

      Along with our recycling center in Oswego, we own two other fully dedicated recycling facilities in Berea, Kentucky and Greensboro, Georgia. Each offers a modern, cost-efficient process to recycle used beverage cans and other recycled aluminum into sheet ingot to supply our hot mills in Logan and Oswego. Berea is the largest used beverage can recycling facility in the world.

Novelis Europe

      NE provides European markets with value-added sheet and light gauge products through its 17 operating plants. In 2003, NE had sales and operating revenues of $2.5 billion, representing 40% of our total sales and operating revenues, and shipments of 1,000 kilotonnes, including tolled metal, representing 36% of our total shipments.

      NE serves a broad range of aluminum rolled product end-use applications. Construction and industrial represents the largest end-use market in terms of shipment volume by NE. NE supplies plain and painted sheet for building products such as roofing, siding, panel walls and shutters, where, due to the material’s recyclability, aluminum products compare favourably with non-metallic building materials that usually have to be disposed of in landfills after demolition. NE is a global leader, in terms of shipments, in the production of lithographic sheet, a specialized product requiring technical production. We believe NE is the second largest supplier of foil and beverage can sheet in Europe in terms of shipments, and is one of the major suppliers for ultra thin gauge foil for aseptic liquid packaging of milk and juices. Finally, we believe NE held the number two position in terms of shipments in the European transportation end-use market in 2003 with a 16% market share.

Facilities

      The table below sets forth plant processes, end-use markets and production information about our European facilities.

			2003
Location	Plant Process	Major End-Use Markets	Production (kt)(i)

Norf, Germany(ii)	Hot rolling, cold rolling	Can stock, foilstock, reroll Construction/Industrial	650 (iii)
Göttingen, Germany	Cold rolling, finishing	Can end, Lithographic, Painted sheet	200
Rogerstone, United Kingdom	Hot rolling, cold rolling	Foilstock, paintstock, reroll	170
Nachterstedt, Germany	Cold rolling, finishing	Construction/Industrial, Automotive	155
Sierre, Switzerland(iv)	Hot rolling cold rolling	Automotive sheet	105
Pieve, Italy	Continuous casting, cold rolling	Paintstock, industrial	85
Ohle, Germany	Cold rolling, finishing	Foil	65
Bresso, Italy	Finishing	Painted sheet	50
Falkirk, United Kingdom(v)	Cold rolling	Construction/Industrial	45
Rugles, France	Continuous casting, cold rolling, finishing	Foil	45
Dudelange, Luxembourg	Continuous casting, cold rolling, finishing	Foil	45
Bridgnorth, United Kingdom	Cold rolling, finishing	Foil	30
Annecy, France	Cold rolling, finishing	Painted sheet, circles	25
Ludenscheid, Germany	Cold rolling, finishing	Foil	25
Flemalle, Belgium(vi)	Cold rolling, finishing	Foil	20
Berlin, Germany	Finishing	Foil	10

(i)	The sum of all production totals for each of our European facilities set forth in this table will not equal the total 2003 production for NE because production from one facility may be delivered to and further processed by one or more of our other facilities depending on end-use markets. Further, production from our Annecy, Flemalle, Rugles and Dudelange facilities has only been accounted for since January 1, 2004, following Alcan’s acquisition of these facilities in the Pechiney transaction in December 2003.

(ii)	Operated as a joint venture between us, 50% interest, and Norsk Hydro Aluminium Deutschland GmbH, 50% interest.

(iii)	Our share of output.

(iv)	As discussed in “Arrangements Between Novelis and Alcan — Sierre agreements”, we intend to enter into an agreement with Alcan pursuant to which Alcan will retain a portion (to be determined by reference to historical uses of the facility) of the total production capacity of the Sierre hot mill following the separation.

(v)	The facility was closed in December 2004.

(vi)	Closure of the facility is planned for mid-2005.

      Aluminium Norf GmbH in Germany, a 50/50 production sharing joint venture between us and Norsk Hydro Aluminium Deutschland GmbH, is a large scale, modern manufacturing hub for several of our operations in Europe. Norf is the largest aluminum rolling mill in the world. With total production of approximately 1,300 kilotonnes in 2003, Norf production represented approximately one quarter of aluminum rolled products production in Europe. Norf supplies hot coil for further processing through cold rolling to some of our other plants including Goettingen and Nachterstedt in Germany and provides foilstock to our plants in Ohle and Ludenscheid in Germany and in Rugles, France. Together with Norsk

Hydro, we operate Norf as a production cooperative, with each party supplying its own primary metal inputs for transformation at the facility. The transformed product is then transferred back to the supplying party on a pre-determined cost-plus basis. The facility’s capacity is, in principle, shared 50/50.

      We own 50% of the equity interest in Norf and Norsk Hydro owns the other 50%. We share control of the management of Norf with Norsk Hydro through a jointly-controlled shareholders’ committee. Management of Norf is led jointly by two managing executives, one nominated by us and one nominated by Norsk Hydro.

      Rogerstone’s hot mill in the United Kingdom supplies the Bridgnorth foil plant with foilstock and produces paintstock reroll for Pieve and Annecy. In addition, Rogerstone produces standard sheet and coil for the United Kingdom distributor market. The Pieve plant, located in Milan, Italy, produces continuous cast coil that is cold rolled into paint stock and sent to the Bresso plant, also located in Milan.

      The Dudelange foil plant in Luxembourg utilizes continuous twin roll casting equipment and is one of the few foil plants in the world capable of producing 6 micron foil for aseptic packaging applications from continuous cast material. The Sierre hot rolling plant in Switzerland is Europe’s leading producer of automotive sheet in terms of shipments and also supplies plate stock to Alcan.

      The table below sets forth 2003 production information about our European recycling facilities.

2003
Production
Location	(kt)

Latchford, United Kingdom	150
Borgofranco, Italy	70

      Our recycling operations at Borgofranco, Italy and Latchford, United Kingdom position us as one of the major recyclers in Europe. Latchford is the only recycling plant in Europe dedicated to used beverage cans.

      NE also manages Pechiney Aluminum Engineering (Voreppe, France), which sells casthouse technology, including liquid metal treatment devices, such as degassers and filters, direct cast automation packages and twin roll continuous casters, in many parts of the world.

Novelis Asia

      NA operates three manufacturing facilities in the Asian region and manufactures a broad range of sheet and light gauge products.

      In 2003, NA had sales and operating revenues of $918 million, representing 15% of our total sales and operating revenues, and shipments of 429 kilotonnes, including tolled metal, representing 15% of our total shipments.

      NA production is balanced between the foil products, construction and industrial, and beverage/food can end-use markets. NA is the second largest supplier to China in terms of shipments, which is, based on CRU information, Asia-Pacific’s fastest growing market. Due primarily to capacity increases through our subsidiary in Korea, NA’s production capabilities have increased by 70% from 2001 to 2003. As the second largest supplier to the Chinese market, we believe that NA is well-positioned to benefit from further economic development in China.

Facilities

      The table below sets forth plant processes, end-use markets and production information about our Asian facilities.

			2003
Location	Plant Process	Major End-Use Markets	Production (kt)(i)

Ulsan, Korea(ii)	Hot rolling, cold rolling	Can stock,	210
		Construction/Industrial, Foil stock
Yeongju, Korea(iii)	Hot rolling, cold rolling	Can stock,	145
		Construction/Industrial, Foil stock
Bukit Raja, Malaysia(iv)	Continuous casting	Foil, finstock	25

(i)	The sum of all production totals for each of our Asia-Pacific facilities set forth in this table will not equal the total 2003 production for NA because production from one facility may be delivered to and further processed by one or more of our other facilities depending on end-use markets.

(ii)	We hold a 68% equity interest in the Ulsan plant.

(iii)	We hold a 68% equity interest in the Yeongju plant.

(iv)	Ownership of the Bukit Raja plant corresponds to our 59% shareholding in Aluminium Company of Malaysia Berhad. We increased our ownership from 36% to 59% in 2003.

      Our Korean subsidiary, in which we hold a 68% interest, was formed through acquisitions in 1999 and 2000. Since our acquisitions, production at our Ulsan and Yeongju plants has increased from 198 kilotonnes in 2000 to 353 kilotonnes in 2003, which represents a 78% increase. In addition, product capability has been developed to address higher margin markets such as can sheet.

      In 2003, we increased from 36% to 59% our participation in the Aluminium Company of Malaysia, a publicly traded company that controls the Bukit Raja, Selangor light gauge rolling facility. Unlike our production sharing joint ventures at Norf and Logan, our Korean and Malaysian partners are financial partners and we market 100% of the plants’ output.

      NA also operates a recycling furnace in Ulsan, Korea for the conversion of customer and third party recycled aluminum, including used beverage cans. Ulsan’s total production for 2003 was 20 kilotonnes. Metal from recycled aluminum purchases represented 10% of NA’s total shipments in 2003.

Novelis South America

      NSA operates two rolling plants and three primary aluminum production facilities in South America. NSA manufactures various aluminum rolled products, including can stock, automotive and industrial sheet and light gauge for the beverage/food can, construction and industrial and transportation end-use markets.

      In 2003, NSA had sales and operating revenues of $414 million, representing 7% of our total sales and operating revenues, and shipments of 258 kilotonnes, including tolled metal, representing 9% of our total shipments. These figures exclude sales and operating revenues and shipments associated with NSA’s primary aluminum operations.

      The primary aluminum produced by NSA’s mine, refinery and smelters is used by our Brazilian aluminum rolled products operations, with any excess production being sold on the market in the form of aluminum billets. In 2003, NSA earned an additional $84 million from third party sales of 54 kilotonnes of primary metal. NSA generates a portion of its own power requirements. NSA also owns options to develop additional hydroelectric power facilities.

Facilities

      The table below sets forth plant processes, end-use markets and production information about our South American aluminum rolled products and recycling facilities.

			2003
Location	Plant Process	Major End-Use Markets	Production (kt)(i)

Pindamonhangaba, Brazil	Hot rolling, cold rolling	Construction/Industrial,	225
		can stock, foil stock
Utinga, Brazil	Finishing	Foil	20

(i)	The sum of all production totals for each of our South American facilities set forth in this table will not equal the total 2003 production for NSA because production from one facility may be delivered to and further processed by one or more of our other facilities depending on end-use markets.

      Our Pinda rolling and recycling facility in Brazil has an integrated process that includes recycling, sheet ingot casting, hot mill and cold mill operations. A leased coating line produces painted products, including can end stock. Pinda supplies foil stock to our Utinga foil plant, which produces converter, household and container foil.

      Pinda is the largest aluminum rolling and recycling facility in South America in terms of shipments and the only facility in South America capable of producing can body and end stock. Pinda recycles primarily used beverage cans, and is engaged in tolling recycled metal for our customers. Pinda produced 70 kilotonnes of recycled metal in 2003.

      The table below sets forth plant processes, end-use markets and production information about our South American primary metal operations.

			2003
Location	Plant Process	Major End-Use Markets	Production (kt)

Aratu, Brazil	Smelting	Primary aluminum	60	(i)
		(sheet ingot and billets)
Petrocoque, Brazil(ii)	Refining calcined coke	Carbon products (smelter anodes)	53	(iii)
Ouro Preto, Brazil	Hydroelectric,	Primary aluminum	50	(i)
	Bauxite mining, Aluminum refining, Smelting	(sheet ingot and billets)

(i)	Refers to production of primary aluminum.

(ii)	Operated as a joint venture between us, 25% interest, Petrobas Quimica S.A., 35% interest, Universal — Comércio e Empreendimentos Ltda., 25% interest, and Companhia Brasileira de Aluminio, 15% interest.

(iii)	Refers to our share of total production of calcined coke.

      We conduct bauxite mining, alumina refining, primary aluminum smelting and hydroelectric power generation operations at our Ouro Preto facility in Saramenha, Brazil. Our owned power generation supplies 70% of the Ouro Preto smelter needs. In the Ouro Preto region, we own rights to approximately 10 million tonnes of bauxite reserves. There are additional reserves in the Cataguases and Carangola regions sufficient to meet our requirements in the foreseeable future.

      We also conduct primary aluminum smelting operations at our Aratu facility in Brazil.

Raw materials and suppliers

      The raw materials that we use in manufacturing include primary aluminum, recycled aluminum, sheet ingot, alloying elements and grain refiners. Our smelters also use alumina, caustic soda and calcined petroleum coke and resin. These raw materials are generally available from several sources and are not subject to supply constraints under normal market conditions. We also consume considerable amounts of energy in the operation of our facilities.

Aluminum

      We obtain aluminum from a number of sources, including the following:

      Primary aluminum purchases. We purchased approximately 2,000 kilotonnes of primary aluminum in 2003 in the form of sheet ingot and standard ingot, as quoted on the LME. We purchased 47% of our primary aluminum requirements from Alcan in 2003. Following our separation from Alcan, we expect to continue to source aluminum from Alcan pursuant to the metal supply agreements described under “Arrangements Between Novelis and Alcan.”

      Primary aluminum production. We produced approximately 90 kilotonnes of our own primary aluminum requirements in 2003 through our smelter and related facilities in Brazil.

      Recycled aluminum products. We operate facilities in several plants to recycle post-consumer aluminum, such as used beverage cans collected through recycling programs. In addition, we have agreements with several of our large customers where we take recycled processed material from their fabricating activity and re-melt, cast and roll their recycled aluminum products and re-supply them with aluminum sheet. Other sources of recycled material include lithographic plates, where over 90% of aluminum used is recycled, and products with longer lifespans, like cars and buildings, which are just starting to become high volume sources of recycled material. We purchased approximately 800 kilotonnes of recycled material in 2003.

      The majority of recycled material collected and re-melted is directed back through can-stock plants. The net effect of these activities is that 28% of our aluminum rolled products production in 2003 was made with recycled material. On a regional basis this translated into 41% of our North American aluminum rolled products shipments, 44% of our South American shipments, 17% of our European shipments and 10% of our Asian shipments.

      Sheet Ingot. We have the ability to cast sheet ingot, which are the slabs of aluminum that are fed into hot rolling mills to make aluminum rolled products. Casting, which requires precise control of heat and metal alloys, can have a major impact on the quality of the sheet ingot produced and all aluminum rolled products that are subsequently produced from that sheet ingot. We are currently able to supply 72% of our internal needs for sheet ingot, which helps us to control the quality of the sheet ingot we use, and generates cost savings and sourcing flexibility. We purchase the remainder from Alcan and other providers on longer term contracts. Following the separation, we expect to continue to source a portion of our sheet ingot requirements from Alcan pursuant to the metal supply agreements described under “Arrangements Between Novelis and Alcan.”

Energy

      We use several sources of energy in the manufacture and delivery of our aluminum rolled products. Natural gas and electricity represent more than 75% of our energy consumption by cost. We also use fuel oil and transport fuel. The majority of energy usage occurs at our casting centers and during the hot rolling of aluminum. Our cold rolling facilities require relatively less energy. We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. Recent natural gas pricing volatility in the United States has increased our energy costs. We are considering the relative costs of stabilizing our future exposure to natural gas prices through forward purchase contracts. Natural gas prices in Europe, Asia and South America have historically been more stable than in the United States.

      A portion of our electricity requirements are purchased pursuant to long term contracts in the local regions in which we operate. A number of our facilities are located in regions with regulated prices, which affords relatively stable costs. NSA has its own hydroelectric facilities that meet a substantial portion of its local electricity requirements for smelting operations.

Others

      We also have bauxite and alumina requirements. We expect to satisfy some of our alumina requirements for the near term by entering into an alumina supply agreement with Alcan, as discussed below under “Arrangements Between Novelis and Alcan.”

Our customers

      Although we provide products to a wide variety of customers in each of the markets that we serve, we have experienced consolidation trends among our customers in many of our key end-use markets. In 2003, approximately 39% of our total sales and operating revenues were to our ten largest customers, most of whom we have been supplying for more than 20 years. To address consolidation trends, we focus significant efforts at developing and maintaining close working relationships with our customers and end-users.

      Our major customers include Agfa-Gevaert N.V., Alcan’s packaging business group, Anheuser-Busch Companies, Inc., affiliates of Ball Corporation, various bottlers of the Coca-Cola system, Crown Cork & Seal Company, Inc., Daching Holdings Limited, DaimlerChrysler AG, Kodak Polychrome Graphics GmbH, Ford Motor Company, General Motors Corporation, Integris Metal Corporation, Pactiv Corporation, Rexam Plc, Tetra Pak Ltd. and Visteon Corporation.

      We sell most of our products under long-term contracts with pricing based on “margin over metal” pricing, which is subject to periodic adjustments based on market factors.

      In our largest end-use market, beverage can sheet, we sell directly to beverage makers and bottlers as well as to can fabricators that sell the cans they produce to bottlers. In certain cases, we also operate under umbrella agreements with beverage makers and bottlers under which they direct their can fabricators to source their requirements for beverage can body, end and tab stock from us. The bottlers are not responsible for the contractual performance by the can fabricators that we supply under these umbrella agreements. Among these umbrella agreements is one, referred to as the CC agreement, with several North American bottlers of Coca-Cola branded products, including Coca-Cola Enterprises and its affiliates. This agreement is based on arrangements that have been in place since 1997 and is subject to periodic renewal. Under the CC agreement we shipped approximately 379 kilotonnes of beverage can sheet, including tolled metal, in 2003. These shipments were made to, and we received payment from, our direct customers, being the beverage can fabricators that sell beverage cans to the Coca-Cola associated bottlers. Under the CC agreement, bottlers in the Coca-Cola system may join the CC agreement and benefit from its terms by committing a specified percentage of the can sheet required by their can fabricators to us. Pricing under the CC agreement is set for the duration of the agreement, but is subject to change in the event of changes in the competitive environment or to the competitive industry price structure.

      Purchases by Rexam Plc and its affiliates from our operations in all of our business segments represented approximately 9.6%, 11.3% and 11.1% of our total sales and operating revenues in 2003, 2002 and 2001, respectively. Rexam Plc’s North American affiliates are the largest customers purchasing under the CC agreement.

Distribution and backlog

      We have two principal distribution channels for the end-use markets in which we operate: direct sales and distributors (who are sometimes referred to as stockists). The figure below sets forth the percentage of our total sales and operating revenues for each sales channel for 2003.

Novelis Rolled Products Sales by Channel, 2003

100% = $6.2 billion

Source: Novelis management

Direct Sales

      We supply various end-use markets in approximately 88 countries through a direct sales force that operates from individual plants or sales offices, as well as from regional sales offices in 21 countries. The direct sales channel typically involves very large, sophisticated fabricators and original equipment manufacturers. Long standing relationships are maintained with leading companies in industries that use aluminum rolled products. Supply contracts for large global customers generally range from one to five years in length and historically there has been a high degree of renewal business with customers. Given the customized nature of products and in some cases, large order sizes, switching costs are significant, thus adding to the overall consistency of the customer base.

      We also use third-party agents or traders in some regions to complement our own sales force. They provide service to our customers in countries where we do not have local expertise. We tend to use third-party agents in Asia and South America more frequently than in other regions.

Distributors

      We also sell our products through aluminum distributors, particularly in North America and Europe. Customers of distributors are widely dispersed, and sales through this channel are highly fragmented. Distributors sell mostly commodity or less specialized products into many end-use markets, including the construction and industrial and transportation markets. We collaborate with our distributors to develop new end-use applications and improve the supply chain and order efficiencies.

Backlog

      We produce aluminum rolled products primarily to meet our customers’ requirements established under annual or multi-year contracts, which are typically not “take-or-pay” contracts and we do not believe that order backlog is a material aspect of our business.

Research and development

      In 2003, we spent $62 million on research and development activities in our plants and modern research facilities, which included mini-scale production lines equipped with hot mills, can lines and continuous casters. We conduct research and development activities at our mills in order to satisfy current and future customer requirements, improve our products and reduce our conversion costs. Our customers work closely with our research and development professionals to improve their production processes and market options. We have approximately 300 employees dedicated to research and development and customer technical support, located in many of our plants and research centers.

      Based on our extensive experience in can sheet, automotive sheet, lithographic sheet, painted sheet, foil and anodizing production techniques, we have the ability to supply advanced aluminum rolled products and support our customers. Our technological leadership has led to the design of products to address various needs in different regions of the world. Examples include:

•	Jaguar XJ. We are the exclusive provider of aluminum body panels for this high end automobile using aluminum vehicle technology, or AVT, which makes possible the volume production of monocoque, or unibody, aluminum vehicle structures, similar in principle to comparable stamped steel structures, but much lighter and stiffer;

•	Radiator cooling fins. We developed a long-life brazing alloy with downgauged material that led to high performance auto radiators, heaters and air conditioner units, with reduced environmental impact;

•	AA1200 high strength foil. We implemented process modifications that led to significantly enhanced material performance that substantially increased value to the customer and end-user; and

•	Can-stock downgauging. We collaborated with can makers to reduce can weight by 6.3% over the past seven years.

Our employees

      We have approximately 13,500 employees. A significant portion of our employees, approximately 6,900, are employed in our European operations and approximately 3,000 are employed in North America. With respect to the remainder of our workforce, approximately 1,600 are employed in Asia and approximately 2,000 are employed in South America and other areas. Approximately two-thirds of our employees are represented by labour unions and their employment conditions governed by collective bargaining agreements. Collective bargaining agreements are negotiated on a site, regional or national level, and are of different durations. We believe that we have good labour relations in all our operations and have not experienced a significant labour stoppage in any of our principal operations during the last decade.

Intellectual property

      In connection with our separation from Alcan, Alcan will assign or license to us a number of important patents, trademarks and other intellectual property rights owned by Alcan and required for our business. Ownership of intellectual property that is used by both us and Alcan will be owned by one of us, and licensed to the other. Certain specific intellectual property rights which have been determined to be exclusively useful to us or which are required to be transferred to us for regulatory reasons will be assigned to us with no license back to Alcan.

      We own technology relating to the two main types of continuous casting processes. Continuous casting mills are an alternative technology for making aluminum rolled products, using a process that converts molten aluminum directly into hot coils for further processing. Because small incremental capacity additions of between 10 kilotonnes and 175 kilotonnes can be made at lower capital investment than a hot mill, continuous casting mills offer the industry a better way of matching supply and demand. We developed the belt caster technology named Flexcaster through internal research and development, and acquired the twin roll casting machine technology through the Pechiney acquisition. We will continue to specialize in the development and sales of casthouse equipment in order to maintain our position as the world leading manufacturer of continuous casting machines.

Legal proceedings

      In connection with our separation from Alcan, we will assume a number of liabilities, commitments and contingencies mainly related to our historical rolled products operations, including liabilities in respect of legal claims and environmental matters. As a result, we may be required to indemnify Alcan for claims successfully brought against Alcan or for the defense of, or defend, legal actions that arise from time to time in the normal course of our rolled products business including commercial and contract disputes, employee-related claims and tax disputes (including several disputes with Brazil’s Ministry of Treasury regarding taxes and social security contributions, and a dispute with taxation authorities in Italy). In addition to these assumed liabilities and contingencies, we are likely in the future to be involved in, or subject to, other disputes, claims and proceedings that arise in the ordinary course of our business, including some that we assert against others. Where appropriate, we have established reserves in respect of these matters (or, if required, we have posted cash guarantees). While the ultimate resolution of, and liability and costs related to, these matters cannot be determined with certainty due to the considerable uncertainties that exist, we do not believe that any of these pending actions, individually or in the aggregate, will materially impair our obligations or materially affect our financial condition or liquidity. The following describes certain environmental matters relating to our business for which we expect to assume liability as a result of our separation from Alcan.

Environmental matters

      We are involved in proceedings under the U.S. Superfund or analogous state provisions regarding the usage, storage, treatment or disposal of hazardous substances at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which we have operations, including Brazil and certain countries in the European Union. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities. As described further in the following paragraph, we have established procedures for regularly evaluating environmental loss contingencies, including those arising from such environmental reviews and investigations and any related remediation or compliance actions. Although we cannot reasonably estimate all of the costs that are likely to ultimately be borne by us, we have provided for the currently anticipated costs associated with ongoing environmental remediation or compliance actions, and we have no reason to believe that such remediation and compliance actions will materially impair our operations or materially adversely affect our financial condition, results of operations or liquidity.

      With respect to environmental loss contingencies, we record a loss contingency on a non-discounted basis whenever such contingency is probable and reasonably estimable. The evaluation model includes all asserted and unasserted claims that can be reasonably identified. Under this evaluation model, the liability and the related costs are quantified based upon the best available evidence regarding actual liability loss and cost estimates. Except for those loss contingencies where no estimate can reasonably be made, the evaluation model is fact-driven and attempts to estimate the full costs of an estimated claim. Management generally reviews the status of, and estimated liability related to, pending claims and civil actions on a quarterly basis. The estimated costs in respect of such reported liabilities are not offset by amounts related to cost-sharing between parties, insurance, indemnification arrangements or contribution from other potential liable parties, unless otherwise noted.

      PAS Site. Alcan’s subsidiary, Alcan Aluminum Corporation, or Alcancorp, and third parties were defendants in a lawsuit instituted in July 1987 by the U.S. Environmental Protection Agency, or EPA, relating to the Pollution Abatement Services site, a third-party disposal site, in Oswego, New York, or PAS. Alcancorp was alleged to have contaminated this site through the disposal of waste materials disposed by contractors employed by Alcancorp (and other companies). Alcancorp’s defense was that the waste was not hazardous. In January 1991, the U.S. District Court for the Northern District of New York found Alcancorp liable for a share of the clean-up costs for the site, and in December 1991 determined the amount of such share to be $3,175,683. Alcancorp appealed this decision to the United States Court of Appeals, Second Circuit. In April 1993, the Second Circuit reversed the District Court and remanded the case for a hearing on what liability, if any, might be assigned to Alcancorp depending on whether

Alcancorp could prove that waste did not contribute to the costs of remediation at the site. This matter was consolidated with another case, instituted in October 1991 by the EPA against Alcancorp in the U.S. District Court for the Northern District of New York seeking clean-up costs in regard to the Fulton Terminals Superfund site in Oswego County, New York, which is also owned by PAS. The remand hearing was held in October of 1999. The trial court re-instituted its judgment holding Alcancorp liable. The amount of the judgment plus interest was $13.5 million as of December 2000. The case was appealed. In the first quarter 2003, the Second Circuit affirmed the decision of the trial court. Alcancorp sought a rehearing but the motion was denied. Alcancorp filed a petition for certiorari in U.S. Supreme Court, which was denied. In 2004, Alcancorp paid $13.9 million in respect of the EPA claim, representing the full amount of the judgment plus interest, and $1.6 million to the State of New York, and is currently responsible for future oversight costs, which are currently estimated at approximately $500,000.

      PAS Oswego Site Performing Group. A group of ten potentially responsible parties, or PRPs, have instituted legal proceedings against Alcancorp seeking contribution from Alcancorp for the $6.4 million in remediation costs (plus accrued interest) these PRPs claim to have collectively incurred at the PAS site from 1990 to the present. Based upon information currently available to it, Alcancorp is disclaiming responsibility for any of the costs incurred by the PRPs.

      Oswego North Ponds. In the late 1960s and early 1970s, Alcan Oswego used an oil containing polychlorinated biphenyls, or PCBs, in its re-melting operations. At the time, Alcan utilized a once-through cooling water system that discharged through a series of constructed ponds and wetlands, collectively referred to as the North Ponds. In the early 1980s, low levels of PCBs were detected in the cooling water system discharge and Alcan performed several subsequent investigations. The PCB-containing hydraulic oil Pydraul, which was eliminated from use by Alcan in the early 1970s, was identified as the source of contamination. In the mid-1980s, the Oswego North Ponds site was classified as an “inactive hazardous waste disposal site” and added to the New York State Registry under Alcan Sheet and Plate Company. Alcan ceased discharge through the North Ponds in mid-2002.

      In cooperation with the New York State Department of Environmental Conservation, or NYSDEC, and the New York State Department of Health, Alcan entered into a consent agreement in August 2000 to develop and implement a remediation program to address the PCB contamination at the Oswego North Ponds site. A remediation investigation report was submitted to the NYSDEC in January 2004, and we anticipate that the NYSDEC will issue a proposed remediation action plan and record of decision during the first quarter of 2005. We expect that the remediation plan will be implemented in 2006. The estimated costs associated with the remediation of the Oswego North Ponds are approximately $25 million.

      Butler Tunnel Site. Alcancorp was a party in a 1989 EPA lawsuit before the U.S. District Court for the Middle District of Pennsylvania involving the Butler Tunnel Superfund site, a third-party disposal site. In May 1991, the Court granted summary judgment against Alcancorp in the amount of $473,790 for alleged disposal of hazardous waste. After unsuccessful appeals, in 1995 Alcancorp paid the entire judgment plus interest.

      The United States government filed a second cost recovery action against Alcan seeking recovery of expenses associated with the installation of a early warning system for potential future releases for the Butler site. The complaint does not disclose the amount of costs sought by the government. The case has been held in abeyance since shortly after it was filed and therefore there has been no opportunity for discovery to determine the specific remediation action sought, the estimated cost, the existence of other settlements or the existence of other non-settling PRPs, if any, for potential contribution. As a result, Alcan has been unable to determine what, if any, exposure it may have in respect of this cost recovery section.

      Alcancorp instituted a separate proceeding against several third parties alleged to have disposed of waste at the site to recover part of the amounts paid to the government in the Butler Tunnel Site, as well as seeking contribution for costs and expenses associated with the installation of the early warning system. This separate proceeding was dismissed in 2004.

      Tri-Cities Site. In 1994 Alcancorp and other companies responded to an EPA inquiry concerning the shipment of old drums to Tri-Cities Inc. (New York). Prior to that, Alcancorp had reprocessed the barrels. In 1996 the EPA issued an administrative order directing the PRPs to clean up the site. Alcancorp refused to participate, claiming that the drums sent to Tri-Cities were empty at the time of delivery. The PRPs sent Alcancorp a settlement offer and proposed Consent Decree by which Alcancorp would agree to join other PRPs in the clean-up. Alcancorp rejected the offer as it disagreed with the drum count attributed to it. In September 2002, Alcancorp received notice from the EPA contending that Alcancorp was responsible for response costs totaling $170,512 plus interest and future response costs for its violation of the administrative order. Alcancorp responded by a letter outlining its objections to the EPA’s determination. The EPA has since indicated that the matter has been referred to the Department of Justice, or DOJ, for enforcement. Alcancorp has responded with a letter stating that the EPA’s claims are unsupported. In 2003, Alcancorp met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $2.1 million.

      Quanta Resources Facility. In June 2003, the DOJ filed a Superfund costs recovery action in U.S. District Court for the Northern District of New York against Alcancorp and Quanta Resources, seeking unreimbursed response costs, stemming from the disposal of rolling oil emulsion at a Mahler facility in Syracuse, New York. The parties are in the process of discovery. In the fall of 2003, Alcancorp met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $1.4 million.

      Sealand Site. New York State claims Alcancorp’s waste at the Sealand, New York site is hazardous, which Alcancorp disputes. There are several PRPs at this site. In 1993, Alcancorp declined a request to participate in a program to provide drinking water to area residents, contending that Alcancorp’s waste did not cause or contribute to the harm caused at the site. In 2003, Alcan met with the DOJ and the EPA who quantified potential liability for unreimbursed costs in the amount of $2.6 million.

Environment, health and safety

      We own and operate numerous manufacturing and other facilities in various countries around the world. Our operations are subject to numerous and increasingly stringent laws and regulations governing the protection of the environment, health and safety. We regularly monitor and conduct environment, health and safety assessments of our facilities. Environment, health and safety is a key component of our management operating system. We believe we have well-developed processes and we expect to continue to focus on this component going forward.

ARRANGEMENTS BETWEEN NOVELIS AND ALCAN

General

      In connection with our separation from Alcan, we and Alcan will enter into a separation agreement and several ancillary agreements to complete the transfer of the businesses to be contributed to us by Alcan and the distribution of our shares to Alcan common shareholders. The separation agreement and certain ancillary agreements are summarized below. In addition to the agreements described below, we may enter into other agreements with Alcan prior to or concurrently with the separation that would relate to other aspects of our relationship with Alcan following the separation. Following the separation, we may enter into other commercial agreements with Alcan from time to time, the terms of which will be determined at the relevant times.

Separation agreement

      The separation agreement sets forth the agreement between us and Alcan with respect to: the principal corporate transactions required to effect our separation from Alcan; the transfer to us of the contributed businesses; the distribution of our shares to Alcan shareholders; and other agreements governing the relationship between Alcan and us following the separation. Under the terms of the separation agreement, we will assume and agree to perform and fulfill all of the liabilities and obligations of the contributed businesses and of the entities through which such businesses shall be contributed, including liabilities and obligations related to discontinued rolled products businesses conducted by Alcan prior to the separation, in accordance with their respective terms.

Releases and indemnification

      The separation agreement will provide for a full and complete mutual release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the separation, between or among us or any of our subsidiaries, on the one hand, and Alcan or any of its subsidiaries other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the separation, other than the separation agreement, the ancillary agreements described below and the other agreements referred to in the separation agreement.

      We will agree to indemnify Alcan and its subsidiaries and each of their respective directors, officers and employees, against liabilities relating to, among other things:

•	the contributed businesses, liabilities or contracts;

•	liabilities or obligations associated with the contributed businesses, as defined in the separation agreement, or otherwise assumed by us pursuant to the separation agreement; and

•	any breach by us of the separation agreement or any of the ancillary agreements described below.

      Alcan will agree to indemnify us and our subsidiaries and each of our respective directors, officers and employees against liabilities relating to:

•	liabilities of Alcan other than those of an entity forming part of our group or otherwise assumed by us pursuant to the separation agreement;

•	any liability of Alcan or its subsidiaries, other than us, retained by Alcan under the separation agreement; and

•	any breach by Alcan of the separation agreement or any of the ancillary agreements described below.

      The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Further assurances

      Subject to Alcan’s sole and absolute discretion to determine whether to proceed with all or any part of the reorganization transactions, in addition to the actions specifically provided for elsewhere in the separation agreement, both we and Alcan will agree to use our commercially reasonable efforts, prior to, on and after the separation, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary or advisable under applicable laws and agreements to complete the transactions contemplated by the agreement and the other ancillary agreements described below.

Non-solicitation of employees

      Except with the written approval of the other party and subject to certain exceptions provided in the agreement, we and Alcan will agree not to, for a period of two years following the separation, (1) directly or indirectly solicit for employment or recruit the employees of the other party or one of its subsidiaries, or induce or attempt to induce any employee of the other party or one of its subsidiaries to terminate his or her relationship with that other party or subsidiary, or (2) enter into any employment, consulting, independent contractor or similar arrangement with any employee or former employee of the other party or one of its subsidiaries, until one year after the effective date of the termination of such employee’s employment with the other party or one of its subsidiaries, as applicable.

Non-competition

      We will agree not to engage, directly or indirectly, in any manner whatsoever, for a period of five years following the separation, in the manufacturing, production and sale of certain products for the plate and aerospace markets, unless expressly permitted to do so under the terms of the agreement.

Change of control

      We will agree (1) not to undergo a change of control event, as defined in the separation agreement, for a period of 12 months following the separation, and (2) in the event of a change of control (including a change of control achieved in an indirect manner), during the four-year period following the first anniversary of the separation, to provide Alcan, within 30 days thereafter with a written undertaking of the acquirer that such acquirer shall be bound by the non-compete covenants set forth in the separation agreement during the remainder of the four-year period, to the same extent as if it had been an original party to the agreement.

      If a change of control event occurs during the 12-month period following the separation, or if, at any time during the four-year period following the first anniversary of the separation a change of control of our company occurs and the person or group of persons who acquired control of our company fails to execute and deliver the undertaking mentioned above or refuses, neglects or fails to comply with any of its obligations pursuant to such undertaking (each a “control-related event”), Alcan will have a number of remedies, including terminating any or all of the metal supply agreements, the technical services agreements, or the intellectual property licenses granted to us or any of our subsidiaries in the intellectual property agreements, or the transitional services agreement.

Transitional services agreement

      We and Alcan have entered into a transitional services agreement pursuant to which Alcan will provide to us or we will provide to Alcan, as applicable, on an interim, transitional basis, various services, including, but not limited to, treasury administration, selected benefits administration functions, employee compensation and information technology services. The agreed upon charges for these services generally allows us or Alcan, as applicable, to recover fully the allocated costs of providing the services, plus all out-

of-pocket costs and expenses plus a margin of five percent. No margin will be added to the cost of services supplied by external suppliers.

      In general, the services will begin on the separation date and will cover a period generally not expected to exceed 12 months following the separation. With respect to particular services, we or Alcan, depending on who is the recipient of the relevant services, may terminate the agreement with respect to one or more of those services upon prior written notice.

      With respect to all or any of the services, the agreement may be terminated by Alcan (1) upon a breach by us or any of our affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event (as defined under “— Separation agreement — Change of control” above).

Metal supply agreements

      Prior to or concurrently with the separation, we and Alcan or one of our respective subsidiaries intend to enter into four metal supply agreements pursuant to which Alcan will supply us with specified quantities of remelt ingot, molten metal and sheet ingot in North America and Europe at agreed prices during specific periods. These agreements are anticipated to provide us with the ability to cover some metal requirements through a fixed price purchase mechanism.

      The agreements may be terminated by Alcan (1) upon a breach by us or any of our affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event (as defined under “— Separation agreement — Change of control” above).

      In addition, we expect that an ingot supply agreement currently in effect between Alcan and Alcan Taihan Aluminum will remain in effect following the separation.

Foil supply agreements

Foil supply agreement (Rorschach)

      Prior to or concurrently with the separation, we intend to enter into a foil supply agreement with Alcan for the supply of foil from our facilities located in Norf, Ludenscheid and Ohle, Germany to Alcan’s packaging facility located in Rorschach, Switzerland. The agreement will be for a five-year term during the course of which we would supply 95% of the requirement of Alcan’s Rorschach facility in 2005, 94% in 2006, 93% in 2007, 92% in 2008 and 90% in 2009. Specific quantities of foil to be supplied will be based on annual budgets submitted to us by Alcan. Supplied quantities will be within 7% of the budgeted amount. Pricing for the supply of foil will be based on the aggregate of metal price plus conversion price, where metal price is based on an agreed upon formula, being the aggregate of the LME market price and EC duty paid premium less an agreed discount by reference to the LME market price. In the event Alcan provides to us ingots utilized for the production of foil to be supplied under this agreement, the contract price payable for the foil under this agreement will be equal only to the conversion price. The conversion price will vary by reference to alloy, temper, gauge and width.

      The agreement may be terminated by mutual consent of the parties, as a result of force majeure, or at the election of the non-defaulting party upon the occurrence of an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, breach of representation or covenant under the separation agreement, or bankruptcy related events.

Foil supply agreement (South America)

      Prior to or concurrently with the separation, we intend to enter into a foil supply agreement with Alcan for the supply of foil from our facilities located in Utinga, Brazil to Alcan’s packaging facility located in Maua, Brazil. The agreement will be for a five-year term and will provide that Alcan will purchase from us at least 70% of the foil requirements of its packaging facility in Maua. The agreement will also provide for our undertaking to deliver in each year a quantity of foil of up to 115% of the base quantity of 5,500 metric tonnes.

      Alcan would provide budgets of its foil requirements on an annual basis, and will undertake to purchase amounts within 15% of the amounts so budgeted. The contract price applicable to foil supplied under this agreement will be either an aggregate local currency price consistent with market prices in Brazil, or a US dollar price which is an aggregate of the metal price and conversion price. The metal price will be specified as the average daily official LME 3 month aluminum high grade price in the month preceding the month of shipment, plus a premium amount equal to the lowest premium paid by Alcan in Brazil for aluminum ingot code P1020. The conversion price will reflect our cost of conversion from metal to foil, will be based on classifications of foil, and will vary with the US consumer price index.

      The agreement may be terminated by mutual consent of the parties, as a result of force majeure, or at the election of the non-defaulting party upon the occurrence of an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, breach of representation or covenant under the separation agreement, or bankruptcy related events.

      In addition, we expect that a foil purchase agreement currently in effect among Tscheulin Rothal GmbH, Société Alsacienne d’Aluminium SA, BP Europack SpA and Rotopak Matbaacilik Ambalaj Sanayi ve Ticaret A.S., as buyer, and Pechiney Eurofoil Luxembourg, Pechiney Eurofoil Belgium and Pechiney Rhenalu, as seller, and a foil supply agreement currently in effect among Soplaril, S.A., Pechiney Emballage Flexible Europe, as buyer, and Pechiney Rhenalu, Pechiney Eurofoil Luxembourg and Pechiney Eurofoil Belgium, as seller, will both remain in effect following the separation. Pursuant to these agreements, we would continue to supply certain of Alcan’s European operations with foil.

Alumina supply agreement

      Prior to or concurrently with the separation, we intend to enter into a ten-year alumina supply agreement with Alcan pursuant to which we will purchase from Alcan, and Alcan will supply to us, alumina for our primary aluminum smelter located in Aratu, Brazil. The annual quantity of alumina to be supplied under this agreement is between 85,000 metric tonnes to 126,000 metric tonnes. The agreed upon price for each metric tonne of alumina delivered to us by Alcan pursuant to the agreement will be based on an agreed percentage of the LME selling price for primary high grade aluminum applicable during the three months preceding the date of determination.

      The agreement may be terminated by mutual consent of the parties, as a result of force majeure, or at the election of the non-defaulting party upon the occurrence of an event of default specified in the agreement, which include events of non-payment, failure to comply with other obligations under the agreement, breach of representation or covenant under the separation agreement, or bankruptcy related events.

      In addition, we expect that an alumina supply agreement currently in effect between Alcan Deutschland GmbH, which will become part of our company following the separation, and Alcan will remain in effect following the separation.

Intellectual property agreements

      Prior to or concurrently with the separation, we and Alcan or one of our respective subsidiaries intend to enter into intellectual property agreements pursuant to which Alcan will assign or license to us a number of important patents, trademarks and other intellectual property rights owned by Alcan and required for our business. Ownership of intellectual property that is used by both us and Alcan will be owned by one of us and licensed to the other. Certain specific intellectual property rights which have been determined to be exclusively useful to us or which are required to be transferred to us for regulatory reasons will be assigned to us with no license back to Alcan.

      The agreements may be terminated by Alcan (1) upon a breach by us or any of our affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event (as defined under “— Separation agreement — Change of control” above).

Sierre agreements

      Prior to or concurrently with the separation, we and Alcan intend to enter into a number of agreements pursuant to which:

•	Alcan will transfer to us certain assets and liabilities of the automotive and other aluminum rolled products businesses relating to the sales and marketing output of the Sierre North Building, which comprises a portion of the Sierre facility in Switzerland, at a transfer price to be determined by a valuation made by an independent third party, pursuant to the terms of the separation and asset transfer agreements;

•	Alcan will lease to us the Sierre North Building and the machinery and equipment located in the Sierre North Building (including the hot and cold mills) for a term of 15 years, renewable at our option for additional five-year periods, at an annual base rent in an amount equal to 8.5% of the book value of the Sierre North Building, the leased machinery or equipment, as applicable, pursuant to the terms of the real estate lease and equipment lease agreements;

•	We and Alcan will have access to, and use of, property and assets that are common to each of our respective operations at the Sierre facility, pursuant to the terms of the access and easement agreement;

•	Alcan will supply us with all our requirements of aluminum rolling slabs for the production of aluminum rolled products at the Sierre facility for a term of ten years, subject to availability, and provided the aluminum rolling slabs meet applicable quality standards and are competitively priced, pursuant to the terms of the metal supply agreement;

•	Alcan will provide certain services to us at the Sierre facility, including services consisting of or relating to environmental testing, chemical laboratory services, utilities, waste disposal, facility safety and security, medical services, employee food service and rail transportation, and we will provide certain services to Alcan at the Sierre facility, including services consisting of or relating to hydraulic and mechanical maintenance, roll grinding, and recycled process material for a two-year renewable term, pursuant to the terms of the shared services agreement; and

•	Alcan will retain access to all of the total plate production capacity of the Sierre facility, which represents a portion of Sierre’s total hot mill production capacity. The formula for the price to be charged to Alcan for products from the Sierre hot mill will be based upon its proportionate share of the fixed production costs relating to the Sierre hot mill (determined by reference to actual production hours utilized by Alcan) and the variable production costs (determined by reference to the volume of product produced for Alcan). Under the tolling agreement, we will agree to maintain the current standards of maintenance, management and operation of the Sierre hot mill.

      With respect to the use of the machinery or equipment in the Sierre North Building, we will agree to refrain from making or authorizing any use of it which may benefit any business relating to the sale, marketing, manufacturing, development or distribution of plate or aerospace products.

Neuhausen agreements

Transfer of assets and employees agreement

      Prior to or concurrently with the separation, we and Alcan intend to enter into an agreement pursuant to which (1) Alcan will transfer to us various laboratory and testing equipment used in the aluminum rolling sheet business located in Neuhausen, Switzerland, and (2) approximately 35 employees will transfer from Alcan to us at the Neuhausen facility.

  Technical services agreement

      Prior to or concurrently with the separation, we and Alcan intend to enter into a technical services agreement pursuant to which (1) Alcan will provide us with materials characterization, chemical analysis, mechanical testing and formability evaluation and other general support services at the Neuhausen facility, (2) Alcan will provide us and our employees with access to and use of those portions of the Neuhausen facility where the laboratory and testing equipment mentioned above is located, and office space suitable for our technical and administrative personnel, and (3) we will provide Alcan with access to specific technical equipment and additional services upon request from Alcan, in consideration for agreed upon service fees for a period of two years. Following the first year of the term of the technical services agreement, either party may terminate the agreement by providing the other with at least six months’ prior written notice.

      The agreement may be terminated by Alcan (1) upon a breach by us or any of our affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event (as defined under “— Separation agreement — Change of control” above).

  Assumption of certain obligations

      We will assume certain obligations in connection with the operations of the Neuhausen facility, including (1) the obligation to reimburse Alcan for 100% of its actual and direct costs incurred in terminating employees, cancelling third-party agreements, and discontinuing the use of assets in the event we request Alcan to discontinue or terminate services under the services agreement, (2) the obligation to reimburse Alcan for 20% of the costs to close the Neuhausen facility in certain circumstances, and (3) the obligation to indemnify Alcan for (a) all liabilities arising from the ownership, operation, maintenance, use, or occupancy of the Neuhausen facility and/ or the equipment at any time after the separation date and resulting from our acts or omissions or our violation of applicable laws, including environmental laws, (b) all liabilities relating to the employees that will transfer from Alcan to us arising before, on or after the separation date, and (c) an amount equal to 20% of all environmental legacy costs related to the Neuhausen facility.

Tax sharing and disaffiliation agreement

      Prior to or immediately following the separation, we and Alcan and certain of our respective subsidiaries or affiliates intend to enter into a tax sharing and disaffiliation agreement. Such agreement includes certain factual representations. It also provides an indemnification if such representations are breached or if certain transactions are undertaken or certain actions are taken that have the effect of negatively affecting the tax treatment of the separation, including the reorganization transactions. It further governs the disaffiliation of the tax matters of Alcan and its subsidiaries or affiliates other than us, on the one hand, and us and our subsidiaries or affiliates, on the other hand. In this respect it allocates taxes accrued prior to the separation and after the separation as well as transfer taxes resulting therefrom. It also allocates obligations for filing tax returns and the management of certain pending or future tax contests and creates mutual collaboration obligations with respect to tax matters.

Employee matters agreement

      Prior to or concurrently with the separation, we and Alcan intend to enter into an employee matters agreement pursuant to which we will allocate between us assets, liabilities and responsibilities with respect to certain employee compensation, pension and benefit plans, programs and arrangements and certain employment matters and, more specifically, to set out the terms and conditions pertaining to the transfer to us of certain Alcan employees.

     Employee transfers and liabilities

      As of the separation date, we will hire or employ all of the employees of Alcan and its affiliates who are currently involved in the businesses to be contributed to us by Alcan. During a one-year period following the separation, such employees’ terms and conditions of employment, including pension and benefit plans as well as employment policies, will be comparable, in the aggregate, to the terms and conditions of employment in effect immediately prior to the separation. Employees who will transfer to us from Alcan will also receive credit for their years of service with Alcan prior to the separation. Effective as of the separation date, we will generally assume all employment, compensation and employee benefit liabilities relating to our employees.

     Pension and benefit plans

      Our employees will generally cease to actively participate in, and accrue benefits under all Alcan pension, savings and other similar plans as of the separation date. As of the separation date, we will establish, in most jurisdictions where we have employees, pension, savings and other similar plans which will provide our employees with benefits that are equivalent to and on substantially the same terms and conditions as those in effect at Alcan prior to the separation. In the remaining jurisdictions where we have employees, our employees will continue to participate in, and accrue benefits under Alcan pension, savings and other similar plans for a period of one year following the separation.

      With respect to group benefits, our employees will generally cease to be covered by the Alcan group benefits plans as of the separation date. As of the separation date, we will assume the Alcan group benefit plans that are stand-alone plans or policies and, in other cases, we will put in place our own group benefit plans that will provide our employees with benefits that are equivalent to and on substantially the same terms and conditions as those in effect under the Alcan group benefit plans prior to the separation. Our group benefit plans will recognize years of service of our employees in the way they are currently recognized under the applicable Alcan plans. In the remaining jurisdictions where we have employees, our employees will continue to participate in, and accrue benefits under Alcan group benefits plan for a period of one year following the separation.

     Equity compensation plans

      Any rights enjoyed by any of our employees under any of Alcan’s stock options, stock price appreciation units or other similar compensation plans, will be cancelled or forfeited, as applicable, as of the separation date. As of and following the separation date, our employees will be entitled to participate in our equity compensation plans, which will provide them with rights and benefits of comparable value, in the aggregate.

      Alcan stock options and stock price appreciation units held by our employees immediately prior to the separation will be treated in the manner described under “Management — Alcan stock options — Treatment of Alcan stock options” and “Management — Alcan stock price appreciation units — Treatment of Alcan stock price appreciation units,” respectively. Any incentives in the Alcan total shareholder return performance plan held by our employees immediately prior to the separation will be converted in the manner described under “Management — Alcan total shareholder return performance plan — Treatment of incentives granted under the Alcan total shareholder return performance plan.”

Technical services agreements

      We and Alcan have entered into technical services agreements pursuant to which (1) Alcan will provide technical support and related services to certain of our facilities in Canada, Brazil and France, and (2) we will provide similar services to certain Alcan facilities in Canada. These agreements are not long term agreements.

      The agreements may be terminated by Alcan (1) upon a breach by us or any of our affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event (as defined under “— Separation agreement — Change of control” above).

Ohle agreement

      Prior to or concurrently with the separation, we and Alcan or one or more of its subsidiaries, intend to enter into an agreement pursuant to which we will supply pet food containers to Alcan, which Alcan will market in connection with its related packaging activities.

      We will agree for a period of five years not to, directly or indirectly, for ourselves or others, in any way work in or for, or have an interest in, any company or person or organization within the European market which conduct activities competing with the activities of Alcan Packaging Zutphen B.V., a subsidiary of Alcan, related to its pet food containers business.

Foil supply and distribution agreement

      Prior to or concurrently with the separation, we and Alcan intend to enter into a two-year foil supply and distribution agreement pursuant to which (1) we will manufacture and supply to, or on behalf of, Alcan certain retail and industrial packages of Alcan brand aluminum foil, and (2) we will provide certain services to Alcan in respect of the foil we supply to Alcan under this agreement, such as marketing and payment collection. We will receive a service fee based on a percentage of the foil sales under the agreement.

      Pursuant to the terms of the agreement, we have agreed we will not market retail packages of foil in Canada under a brand name that competes directly with the Alcan brand during the term of the agreement.

      The agreement may be terminated by either party upon 60 days prior written notice due to material default of the other party to comply with any relevant term or condition of the agreement.

Joint procurement of goods and services protocol

      We and Alcan will agree to use reasonable commercial efforts to jointly purchase a number of goods and services, such as transport and travel services, supplies and software, where there is an economic advantage for both of us to do so.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004:

•	on a historical basis; and

•	on a pro forma basis giving effect to the following transactions

•	the debt that is expected to be issued in connection with the reorganization transactions and the financing transactions;

•	the interest, including debt issuance costs, and tax effect of the issuance of the debt described above;

•	the expected settlement of all loans payable and receivable from Alcan;

•	the expected repayment of $883 million of third party borrowings;

•	the expected payment to Alcan of $1,728 million following the issuance of the debt securities (the exact amount will be determined only at the effective date of the reorganization and will be based on the value of Alcan’s net investment in the assets being spun-off);

•	the lease from Alcan of the Sierre North Building and the machinery and equipment located therein. These assets have been included in our historical combined financial statements. A pro forma adjustment of $48 million has been recorded in debt as a result of this capital lease; and

•	other adjustments described in the notes to our unaudited pro forma combined financial statements.

      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma combined financial statements and the related accompanying notes included elsewhere in this prospectus. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and related transactions to derive the pro forma capitalization described below please see “Unaudited Pro Forma Combined Financial Data.”

	As of September 30, 2004

	Historical	Pro Forma

	($ millions)
Short-term borrowings
Third parties	$850	$19
Alcan	65	—
Debt maturing within one year
Third parties	27	73
Alcan	285	2
Debt not maturing within one year
Third parties	86	1,408
Alcan	721	1,421

Total debt	2,034	2,923

Shareholders’ equity/Invested equity
Share capital
– First preferred shares	—	—
– Second preferred shares	—	—
– Common shares	—	189
Owner’s net investment	1,917	—
Accumulated other comprehensive income	31	31

Shareholders’ equity/Invested equity	1,948	220

Total capitalization	3,982	3,143

      Our ability to issue additional equity is constrained because our issuance of additional shares may cause the distribution to be taxable to us or to Alcan. Under the separation agreement and other agreements relating to tax matters, we may be required to indemnify Alcan against any such tax incurred by it.

DIVIDEND POLICY

      Subject to applicable law, we expect our board of directors to adopt a policy of quarterly dividend payments on our common shares. The ultimate decision and dividend rate will be established by our board of directors and will depend on, among other things, our financial resources, cash flows generated by our business, our cash requirements, restrictions under the instruments governing our indebtedness and other relevant factors.

SELECTED COMBINED FINANCIAL DATA

      You should read the following selected combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

      The combined statements of income data reflect the combined operations of the Novelis Group. We derived the combined statements of income data for the years ended December 31, 2003, 2002 and 2001, and the combined balance sheets data as of December 31, 2003 and 2002, as set forth below, from our audited combined financial statements, which are included elsewhere in this prospectus. We derived the unaudited condensed combined statements of income data for the years ended December 31, 2000 and 1999 and the unaudited condensed combined balance sheet data as of December 31, 2001, 2000 and 1999, from historical financial information based on Alcan’s accounting records. We derived the unaudited condensed combined statements of income data for the nine months ended September 30, 2004 and 2003 and the unaudited condensed combined balance sheet data as of September 30, 2004 from our unaudited interim combined financial statements which are included elsewhere in this prospectus. The unaudited condensed combined balance sheet data as of September 30, 2003 is derived from historical financial information based on Alcan’s accounting records. In management’s opinion, these unaudited condensed combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period nor are they necessarily indicative of the results of operations or financial position that we would have obtained if we had been an independent company during the periods presented.

	At and for the nine months
	ended September 30,		At and for the years ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	($ millions)		($ millions)
Sales and operating revenues	5,739	4,685	$6,221	$5,893	$5,777	$5,668	$4,773
Net income (Loss)	148	103	157	(9)	(137)	82	113
Total assets	6,076	4,738	6,316	4,558	4,390	4,943	4,085
Long-term debt (including current portion)	1,119	656	1,659	623	514	584	692
Other debt	915	339	964	366	445	498	111
Cash and time deposits	27	24	27	31	17	35	65
Invested equity	1,948	2,305	1,974	2,181	2,234	2,562	2,079

(1)	In December 2003, Alcan acquired Pechiney. A portion of the acquisition cost relating to four plants that are included in our company was allocated to us and accounted for as additional invested equity. The net assets of the Pechiney plants are included in the combined financial statements as at December 31, 2003 and the results of operations and cash flows are included in the combined financial statements beginning January 1, 2004.

(2)	On January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value and are tested for impairment on an annual basis. An impairment of $84 million was identified in the goodwill balance as at January 1, 2002, and was charged to income as a cumulative effect of accounting change in 2002 upon adoption of the new accounting standard. The amount of goodwill amortization was $3 million in 2001.

(3)	In 2001, Alcan implemented a restructuring program that included certain businesses we will acquire from it in the reorganization transactions. Restructuring and asset impairment charges of $208 million, $25 million and $(24) million were recorded in 2001, 2002 and 2003, respectively, relating to this program.

(4)	In October 2000, Alcan acquired Alusuisse Group Ltd (algroup). A portion of the acquisition cost relating to two plants that are included in our company was allocated to us and accounted for as additional invested equity. The net assets of the algroup plants are included in the combined financial statements as at October 31, 2000 and the results of operations and cash flows are included in the combined financial statements beginning October 1, 2000.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

      The following tables set forth condensed pro forma combined financial information of Novelis Inc. for the year ended December 31, 2003, and as of and for the nine months ended September 30, 2004. This information is unaudited and has been derived from the historical combined financial statements of the Novelis Group. This Group is comprised of substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan’s alumina and primary metal-related businesses in Brazil and four former Pechiney rolling facilities in Europe. Included within the Novelis Group are the assets, liabilities and operations relating to the portions of the Sierre and Neuhausen facilities transferred to us as described under “Arrangements Between Novelis and Alcan — Sierre agreements” and “Arrangements Between Novelis and Alcan — Neuhausen agreements,” respectively. You should read this information in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes which are included elsewhere in this prospectus.

      The unaudited pro forma combined financial information set forth below reflects our historical combined financial information, adjusted to give effect to transactions described below as if they had occurred as of September 30, 2004, in the case of the combined balance sheet, and January 1, 2003, in the case of the combined statements of income. The following transactions are reflected in the pro forma financial information:

•	the debt that is expected to be issued in connection with the reorganization transactions and the financing transactions;

•	the interest, including debt issuance costs, and tax effect of the issuance of the debt described above;

•	the expected settlement of all loans payable and receivable from Alcan;

•	the expected repayment of $883 million of third party borrowings;

•	the expected payment to Alcan of $1,728 million following the issuance of the debt securities (the exact amount will be determined only at the effective date of the reorganization and will be based on the value of Alcan’s net investment in the assets being spun-off);

•	the lease from Alcan of the Sierre North Building and the machinery and equipment located therein. These assets have been included in our historical combined financial statements. A pro forma adjustment of $48 million has been recorded in debt as a result of this capital lease; and

•	other adjustments described below.

      The unaudited pro forma information below is based upon available information and assumptions that management believes are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma information also is not necessarily indicative of our future financial condition or results of operations.

      General corporate expenses include costs incurred relating to human resources, legal, treasury, insurance, finance, internal audit, strategy, public affairs and other services. For each of the year ended December 31, 2003 and the nine months ended September 30, 2004, Alcan allocated costs to us relating to general corporate expenses of $24 million. Including this allocation, total head office costs are $42 million and $41 million for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Immediately following the separation, we will assume responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $65 million to $70 million in 2005. In addition to the amounts above, we expect to incur approximately $30 million of non-recurring costs associated with the transition to operating as a separate company. We expect substantially all of these costs to be incurred in 2005.

      In addition to the pro forma adjustments to our historical combined financial statements, various other factors will have an effect on our financial condition and results of operations after the completion of this registration statement, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

NOVELIS INC.

Unaudited pro forma combined balance sheet

As at September 30, 2004

		Pro Forma
	Historical	Adjustments		Pro Forma

	($ millions)
ASSETS
Current assets
Cash and time deposits	$27	$—		$27
Trade receivables, net	834	—		834
Other receivables
— Third parties	128	—		128
— Alcan Inc.	1,188	(860	)(a)	328
— Other related parties	39	—		39
Inventories	1,112	—		1,112

Total current assets	3,328	(860)		2,468

Deferred charges and other assets	239	40	(b)	279
Long-term receivables from related parties	97	—		97
Property, plant and equipment, net	2,325	(19	)(k)	2,306
Intangible assets, net	26	—		26
Goodwill	61	—		61

Total assets	$6,076	$(839)		$5,237

LIABILITIES AND INVESTED EQUITY
Current liabilities
Payables and accrued liabilities, net	$1,398	$—		$1,398
Short-term borrowings
— Third parties	850	19	(b)	19
		(770	)(c)
		(80	)(l)
— Alcan Inc.	65	(65	)(a)	—
Debt maturing within one year
— Third parties	27	73	(b)	73
		(27	)(c)
— Alcan Inc.	285	(285	)(a)	2
		2	(k)

Total current liabilities	2,625	(1,133)		1,492

Debt not maturing within one year
— Third parties	86	1,408	(b)	1,408
		(86	)(c)
— Alcan Inc.	721	(721	)(a)	1,421
		1,375	(b)
		46	(k)
Deferred credits and other liabilities	400	—		400
Deferred income taxes	173	—		173
Minority interests	123	—		123
Shareholders’ equity/ Invested equity
Share capital
— First preferred shares	—	—		—
— Second preferred shares	—	—		—
— Common shares	—	189	(j)	189
Owner’s net investment	1,917	(1,728	)(f)	—
		(189	)(j)
Accumulated other comprehensive income	31	—		31

	1,948	(1,728)		220

Total liabilities and invested equity	$6,076	$(839)		$5,237

See notes to the unaudited pro forma combined financial statements.

NOVELIS INC.

Unaudited pro forma combined statement of income

for the year ended December 31, 2003

		Pro Forma
	Historical	Adjustments		Pro Forma

	($ millions except per share data)
Sales and operating revenues	$6,221	$—		$6,221
Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below	5,482	—		5,482
Depreciation and amortization	222	—		222
Selling, administrative and general expenses	211	—		211
Research and development expenses	62	—		62
Interest	40	(19	)(a)	211
		(17	)(c)
		207	(d)
		4	(k)
		(4	)(l)
Restructuring, impairment and other special charges	(24)	—		(24)
Other expenses (income) — net	24	5	(a)	33
		4	(d)

	$6,017	$180		$6,197

Income before income taxes and other items	204	(180)		24
Income taxes	50	(46	)(e)	4

Income before other items	154	(134)		20
Equity income	6	—		6
Minority interests	(3)	—		(3)

Net income	$157	$(134)		$23

Earnings per share
Net income per common share — basic			(g)	0.31

Net income per common share — diluted			(h)	0.31

Average number of shares used in calculating earnings per share — basic (in millions)			(g)	74

Average number of shares used in calculating earnings per share — diluted (in millions)			(h)	74

      See notes to the unaudited pro forma combined financial statements.

NOVELIS INC.

Unaudited pro forma combined statement of income

for the nine months ended September 30, 2004

		Pro Forma
	Historical	Adjustments		Pro Forma

	($ millions except per share data)
Sales and operating revenues	$5,739	$—		$5,739
Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below	5,032	—		5,032
Depreciation and amortization	178	—		178
Selling, administrative and general expenses	182	—		182
Research and development expenses	41	—		41
Interest	55	(23	)(a)	168
		(21	)(c)
		157	(d)
		3	(k)
		(3	)(l)
Other expenses (income) — net	(13)	11	(a)	1
		3	(d)

	$5,475	$127		$5,602

Income before income taxes and other items	264	(127)		137
Income taxes	111	(33	)(e)	78

Income before other items	153	(94)		59
Equity income	4	—		4
Minority interests	(9)	—		(9)

Net income	$148	$(94)		$54

Earnings per share
Net income per common share — basic			(g)	0.73

Net income per common share — diluted			(i)

Average number of shares used in calculating earnings per share — basic (in millions)			(g)	74

Average number of shares used in calculating earnings per share — diluted (in millions)			(i)

See notes to the unaudited pro forma combined financial statements.

NOVELIS INC.

Notes to unaudited pro forma combined financial statements

(a)	Reflects repayment of borrowings due to and from Alcan as of September 30, 2004 and elimination of the interest expense and income incurred between Novelis and Alcan on such borrowings. Historical interest expense resulted from borrowings from Alcan and its subsidiaries for various periods of time up to and including the full year. For the year ended December 31, 2003, such borrowings consisted of:

(i)	fixed rate loans totaling $535 million, with an average interest rate of 3.8%; and

(ii)	floating interest rate loans totaling $550 million, with an average variable rate of 2.8%.

Historical interest income resulted from lending to Alcan and its subsidiaries for various periods of time up to and including the full year. For the year ended December 31, 2003, such borrowings consisted of:

(i)	fixed rate loans totaling $79 million, with an average interest rate of 0.1%; and

(ii)	floating interest rate loans totaling $1,575 million, with an average variable rate of 1.5%.

Historical interest expense resulted from borrowings from Alcan and its subsidiaries for various periods of time up to and including the full nine months. For the nine months ended September 30, 2004 such borrowings consisted of:

(i)	fixed rate loans totaling $547 million, with an average interest rate of 4.0%; and

(ii)	floating interest rate loans totaling $524 million, with an average variable rate of 2.9%.

Historical interest income resulted from lending to Alcan and its subsidiaries for various periods of time up to and including the full nine months. For the nine months ended September 30, 2004 such borrowings consisted of:

(i)	fixed rate loans totaling $70 million, with an average interest rate of 0.5%; and

(ii)	floating interest rate loans totaling $790 million, with an average variable rate of 1.9%.

(b)	Reflects an adjustment to record new borrowings, which are expected to total $2.875 billion and consist of 7-year term loans of $1.3 billion at a variable interest rate (three-month LIBOR plus 2.25%), which is 3.6% and 3.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, using historical average LIBOR rates, and the Alcan Note in the aggregate amount of $1.375 billion at an initial fixed interest rate of 7.5%, which increases by 0.5% each quarter (not to exceed 11.5%) resulting in an effective rate of 10.9% over the 10-year term of the note, four 3-year committed bank facilities in Korea of approximately $181 million and a one-year committed bank facility of approximately $19 million in Korea representing an effective weighted average fixed rate of 4.6% and an effective weighted average variable rate of 3.5% for both periods (variable rate in Korea is based on the historical three-month LIBOR plus 1.50% and historical three-month Korean CD plus 1.50%). We will swap interest payments on $131 million of certain Korean fixed rate committed bank facilities in exchange for fixed interest payments on $70 million of our U.S. dollar denominated debt into Korean Won denominated debt. Debt issuance costs related to the new borrowings are estimated to be $40 million. These charges are recorded in Deferred charges and other assets in the unaudited pro forma combined balance sheet as at September 30, 2004 and will be amortized over the lives of the borrowings. The level of debt, including the current and long term portions of the debt, may vary, as the Group may need to provide for other cash requirements. In the first quarter immediately following the separation, we intend to refinance the Alcan Note with 10-year bonds in the amount of $1.4 billion at an anticipated interest rate of 7%. The net proceeds of $1.375 billion will be used to repay the Alcan Note. We also intend to swap $380 million of the 7-year term loans for fixed rate debt.

(c)	Reflects repayment of existing third party borrowings in the amount of $883 million as of September 30, 2004 and the related interest expense on such borrowings. These third party borrowings for various periods of time up to and including the full nine months consist of:

(i)	fixed rate loans totaling $77 million, with an average interest rate of 3.6%; and

(ii)	variable interest rate loans totaling $886 million, with an average variable rate of 3.0%.

(d)	Represents the pro forma interest expense attributable to the expected revised debt structure after the completion of the separation. Pro forma interest expense includes interest on the borrowings and the amortization of debt issuance costs described in Note (b). Management has included total interest expense for the borrowings described of $157 million and $207 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. The average interest rate used to calculate interest expense, including debt issuance costs, is 7.2% and 7.1% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The index rate used is the historical three-month LIBOR plus 2.25% for the 7-year term loans, a weighted average rate of 10.9% for the Alcan Note for both the nine months ended September 30, 2004 and the year ended December 31, 2003, and a weighted average rate of 4.2% for the committed bank facilities for both the nine months ended September 30, 2004 and the year ended December 31, 2003. Interest expense includes the amortization of certain debt issuance costs amounting to $3 million and $4 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. Other debt issuance costs and commitment fees on facilities in place but undrawn are included in Other expenses (income) — net. Such costs amount to $3 million and $4 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. The impact of a 1/8 percentage-point increase or decrease in interest rates on the total borrowings would be to reduce or increase net income by $3 million annually. An increase or decrease of $100 million in the total borrowings would reduce or increase net income by $5 million annually.

The following table summarizes the adjustments to represent the pro forma interest expense attributable to the expected revised debt structure after the completion of the separation:

		Nine months 2004		Full year 2003

		Effective		Effective
		Interest	Interest	Interest	Interest
	Amount	Rate	Expense	Rate	Expense

	($ millions except interest rates)
Term loans	$1,300	3.6%	$36	3.5%	$45
Alcan Note	1,375	10.9%	112	10.9%	150
Committed bank facilities	200	4.2%	6	4.2%	8
Amortization of debt issuance costs			3		4

Total	$2,875		$157		$207

      If we refinance the Alcan Note with 10-year bonds as described in note (b), the effect on pro forma interest expense would be a decrease of $37 million and $49 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The effect on pro forma net income would be an increase of $27 million and $36 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. If we refinance the Alcan Note with 10-year bonds as described in note (b), and we swap $380 million of the 7-year term loans for fixed rate debt as described in Note (b), the effect on pro forma interest expense would be a decrease of $32 million and $41 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The effect on pro forma net income would be an increase of $24 million and $30 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

(e)	Represents the tax effect of the tax deductible pro forma interest cost adjustments in each relevant jurisdiction. The effective tax benefit used for this adjustment, which represents the rate at which Novelis could deduct the pro forma interest cost, is 26%. This 26% effective tax benefit is less than the weighted average statutory rate of 34% because Novelis is not able to realize fully the benefit of interest deductibility in certain jurisdictions.

(f)	Represents payment of $1,728 million to Alcan following the issuance of the debt and the payments described above. The amount of the pro forma payment from Novelis to Alcan is calculated by increasing the as reported owner’s net investment by the net repayment of Alcan related borrowings described in note (a) and third party borrowings described in note (c), and decreasing the resulting amount by the new borrowings described in note (b). The exact amount of the payment to Alcan by Novelis at the effective date of the reorganization will be determined only at that date based on the book value of Alcan’s net investment in Novelis. If, on the date of the reorganization, the book value of Alcan’s net investment in Novelis exceeds the $1,917 million net investment as at September 30, 2004, the $1,728 million payment will increase by a like amount. If, on the date of the reorganization, the book value of Alcan’s net investment in Novelis falls short of the $1,917 million net investment as at September 30, 2004, the $1,728 million payment will decrease by a like amount. Until the effective date of the reorganization, the maximum amount of this payment cannot be quantified.

(g)	The number of Novelis shares used to compute basic earnings per share is 73,984,484, which is the number of Novelis common shares assumed to be outstanding on the separation date, based on the number of Alcan common shares outstanding on December 24, 2004, and a distribution ratio of one Novelis common share for every five Alcan common shares outstanding.

(h)	The number of Novelis shares used to compute diluted earnings per share is based on the number of Novelis common shares assumed to be outstanding on the separation date, based on the number of Alcan common shares outstanding on , and a distribution ratio of one Novelis common share for every five Alcan common shares outstanding. options assumed to be outstanding on the separation date, which constitute all of the options assumed to be outstanding on the separation date, have not been included in the calculation of diluted shares outstanding as they are antidilutive for the periods presented.

(i)	The number of Novelis shares used to compute diluted earnings per share is based on the number of Novelis common shares assumed to be outstanding on the separation date, based on the number of Alcan common shares outstanding on , based on a distribution ratio of one Novelis common share for every five Alcan common shares outstanding plus Novelis common shares issuable upon the exercise of stock options assumed to be outstanding on the separation date with a weighted average exercise price of $ . options assumed to be outstanding on the separation date have not been included in the calculation of diluted shares outstanding as they are antidilutive for the periods presented. The number of Novelis options outstanding on the separation date cannot be determined until the end of the first trading day on the Toronto Stock Exchange following the separation. See “Management — Alcan stock options — Treatment of Alcan stock options” for more information.

(j)	Represents the capitalization of Novelis in which the Owner’s net investment was converted into 73,984,484 common shares, which is the number of Novelis common shares assumed to be outstanding on the separation date, based on the number of Alcan common shares outstanding on December 24, 2004, and a distribution ratio of one Novelis common share for every five Alcan common shares outstanding. In connection with this capitalization of Novelis, the amount of Alcan’s net investment in Novelis, which was recorded in Invested equity as Owner’s net investment in our combined financial statements, was reclassified as Share capital.

(k)	Represents an adjustment to record Novelis’ capital lease from Alcan of the Sierre North Building and the machinery and equipment located in the Sierre North Building (including the hot and cold mills) for a term of 15 years, renewable at Novelis’ option for an additional five-year period, at an annual base rent in an amount equal to 8.5% of the book value at the date of transfer of the Sierre North Building and the leased machinery and equipment.

(l)	We have entered into a financial structure arrangement whereby $80 million in cash is held on a restricted deposit at a major financial institution to facilitate a financing transaction between two entities included in the Novelis Group. We have the legal right to offset the $80 million restricted deposit held by one Novelis entity against an equivalent $80 million loan held by another Novelis entity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following information should be read together with the selected combined financial data included elsewhere in this prospectus and our combined financial statements and accompanying notes, beginning on page F-1, for a more complete understanding of our financial condition and results of operations. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Special Note Regarding Forward-Looking Statements and Market Data” and “Risk Factors.” To facilitate your understanding of our financial performance we also discuss certain pro forma financial data in this section. Our pro forma financial information is set out in more detail under the caption “Unaudited Pro Forma Combined Financial Data” elsewhere in this prospectus.

Overview

      We are the world’s leading aluminum rolled products producer based on shipment volume in 2003, with total aluminum rolled products shipments of 2,478 kilotonnes during that year. In 2003, we were the largest aluminum rolled products producer in terms of shipments in each of Europe and South America, we shared the position of largest producer with one other company in Asia-Pacific, and we were the second largest in North America. With operations on four continents comprised of 37 operating facilities in 12 countries, we are the only company of our size and scope focused solely on aluminum rolled products markets and capable of local supply of technically sophisticated products in all of these geographic regions. We had sales and operating revenues of $6.2 billion in 2003.

      The following table sets forth our key financial and operating data for the fiscal years ended December 31, 2003, 2002 and 2001 and the nine-month periods ended September 30, 2004 and 2003.

	Nine months ended
	September 30,		Year ended December 31,

	2004	2003	2003	2002	2001

	($ millions)
Sales and operating revenues	$5,739	$4,685	$6,221	$5,893	$5,777
BGP(i)
Novelis North America	189	166	206	277	202
Novelis Europe	158	133	173	130	80
Novelis Asia	61	41	68	35	26
Novelis South America	103	80	112	90	107
Income (loss) before cumulative effect of accounting change	148	103	157	75	(137)
Rolled products shipments(ii) (kt)	2,112	1,882	2,478	2,506	2,319
Total assets	6,076	4,738	6,316	4,558	4,390

(i)	Business Group Profit, or BGP, is the measure of operating segment profitability historically used by Alcan. BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, pension actuarial gains, losses and other adjustments, and mark to market adjustments on derivatives, that are not under the control of our business groups or are not considered in the measurement of their profitability. These items have historically been managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. You should read note 25 of the annual combined financial statements for a reconciliation to net income for the years ended December 31, 2003, 2002 and 2001 and note 5 of the interim combined financial statements for a reconciliation to net income for the nine months ended September 30, 2004 and 2003.

(ii)	Includes conversion of customer-owned metal (tolling).

Highlights

      Since 2001, our shipments and profitability have improved. Demand growth in Asia, our own significant production increases in that region and market share gains in the challenging South American market have all benefited our shipment volumes. These gains offset the impact of soft market conditions in North America and Europe. In the first nine months of 2004, our rolled products shipments increased by 12% over the corresponding period of 2003, assisted by continued growth in Asia, the recovery in the North American economies and the addition of four rolling operations in Europe as a result of Alcan’s acquisition of Pechiney. However, the continuing sluggish economic environment in Europe and the impact of a strong euro have kept shipments and margins under pressure in that region. This has largely offset much of the benefits that arise from a strong euro when translating our euro financial results into U.S. dollars.

      We use an integrated business system to manage our business. The core components of this system ensure that the same focus on value, improvement and environment, health and safety is found in each of our operations, regardless of geographical location. This has enabled us to achieve quality, cost and productivity improvements, optimize our product portfolio and strengthen our execution capabilities. It has also enabled us to improve our capital efficiency. Since 2002, we have held our capital expenditures below depreciation while at the same time growing our business. We have also achieved significant cash flow gains through the stringent management of our operating working capital, which is defined as current assets, excluding cash and time deposits and short-term loans receivable, less current liabilities, excluding short-term borrowings and debt maturing within one year. From January 1, 2001 through September 30, 2004, our successful reduction of operating working capital requirements has provided $385 million of cash inflows.

      As a separate company, we will be focused on aluminum rolled products, which we believe will enable us to respond more quickly to market demands and maximize the efficient allocation of our capital, technical and human resources. As a separate company, we will also be able to provide incentives to our management and employees that more closely align their interests with the performance of our aluminum rolled products business.

Separation from Alcan

      We are a Canadian corporation formed on September 21, 2004 to acquire and independently carry on substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney. In addition to those businesses, we will, following the completion of the reorganization transactions, own and operate some of Alcan’s alumina and primary metal-related assets in Brazil and four former Pechiney rolling facilities in Europe.

      We estimate that approximately $107 million in costs, fees and expenses will be incurred in relation to our separation from Alcan. These costs, fees and expenses will be primarily related to financing fees, legal separation matters, professional expenses, taxes and costs of producing, printing, mailing and otherwise distributing this prospectus and other shareholder communications. With the exception of the financing fees in the amount of $68 million, all these costs, fees and expenses will be borne by Alcan.

Basis of presentation

      The combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the businesses to be transferred to us by Alcan as part of the reorganization transactions. The net assets of the four Pechiney plants being transferred to us, initially acquired by Alcan in December 2003, are included in the combined financial statements as at

December 31, 2003, and their results of operations and cash flows are included beginning January 1, 2004. The financial information discussed below and included elsewhere in this prospectus, however, may not necessarily reflect what our financial position, results of operations and cash flows will be in the future or would have been had we been a stand-alone company during the periods presented. Because prior to the separation a direct ownership relationship did not exist among all of our various units and because we did not constitute a separate legal entity, Alcan’s net investment in our company is shown in lieu of shareholders’ equity in the historical combined financial statements. Similarly, as we did not operate as a single entity or within a structure with a single parent company, we do not show dividends paid in our historical combined financial results.

      The combined financial statements presented in this prospectus include allocations of Alcan’s expenses, assets and liabilities, including the items described below.

General corporate expenses

      Alcan historically performed various corporate functions for us. Allocations for general corporate expenses are reflected in selling, administrative and general expenses in our combined statements of income. The general corporate expenses allocation is primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to $24 million and $19 million for the nine months ended September 30, 2004 and 2003, respectively, and $24 million, $28 million and $26 million for the years ended December 31, 2003, 2002 and 2001, respectively. Total head office costs, including the amounts allocated, amounted to $41 million and $30 million for the nine months ended September 30, 2004 and 2003, respectively and $42 million, $47 million and $40 million for the years ended December 31, 2003, 2002 and 2001, respectively. Allocations were made based on the average head count and capital employed for the periods reported. Capital employed represents total assets less payables and accrued liabilities and deferred credits and other liabilities. The costs allocated are not necessarily indicative of the costs that would have been incurred had we performed these functions as a stand-alone company, nor are they necessarily indicative of costs that will be charged or incurred in the future. Following the separation, we will perform these functions using our own resources or purchased services, however, for an interim period, some of these functions will continue to be provided by Alcan under the transitional services agreement. We estimate that, as an independent company, we would need to incur additional expenses of approximately $25 million per year for certain of these services.

Retirement plans and other post-retirement benefit plans

      Our employees have been covered under Alcan’s pension plans and other post-retirement benefit plans. In our combined financial statements, we have included allocations for expenses attributed to our employees participating in these plans.

      Certain of the entities within our company have pension obligations, mostly comprised of defined benefit plans in the United States, unfunded pension benefits in Germany and lump sum indemnities payable to employees of our businesses in France, Korea and Malaysia upon retirement. These pension benefits are managed separately and the related assets, liabilities and costs are included in our combined financial statements.

      Alcan manages defined benefit plans in Canada, the United States, the United Kingdom and Switzerland that cover some of the entities within our company. Our share of these plans’ assets and liabilities is not included in our combined balance sheets. The combined statements of income, however, include an allocation of the costs of the plans that varies depending on whether the entity is a subsidiary or a division of Alcan. Pension costs of divisions of Alcan included in our businesses are allocated based on the following methods: service costs were allocated based on a percentage of payroll costs; interest costs, the expected return on assets, and amortization of actuarial gains and losses were allocated based on a percentage of the projected benefit obligation; and prior service costs were allocated based on headcount. Pension costs of subsidiaries of Alcan included in our businesses are accounted for on the same basis as a multi-employer pension plan whereby the subsidiaries’ contributions for the period are recognized as net periodic pension cost.

      Alcan provides post-retirement benefits in the form of unfunded healthcare and life insurance benefits to retired employees in Canada and United States that include retired employees of some of our businesses. Our share of these plans’ liabilities is included in the combined balance sheets and our share of these plans’ costs is included in the combined statements of income.

Income taxes

      Our income tax expense has been recorded as if we filed separate tax returns from Alcan, notwithstanding that some of our operations were historically included in the consolidated income tax returns filed by Alcan and that most of the related income taxes were paid by Alcan. Income taxes are calculated as if all of the entities within our company had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is no tax sharing agreement, amounts currently payable have been included in the owner’s net investment line in our combined balance sheets.

      Alcan was managing its tax position for the benefit of its entire portfolio of businesses. Alcan’s tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company. As a result, our effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

Cash

      Historically, Alcan has performed cash management functions on behalf of certain of our businesses, primarily in North America, the United Kingdom, and parts of Europe to optimize efficient pooling of funds. Cash deposits from these businesses are transferred to Alcan on a regular basis. As a result, none of Alcan’s cash and cash equivalents has been allocated to us in the combined financial statements. Transfers to and from Alcan are netted against the owner’s net investment in our combined balance sheets. Following the separation, we will be responsible for our own cash management functions. Cash and cash equivalents in our combined balance sheets are comprised of only the cash and cash equivalents of our businesses, primarily in South America, Asia and parts of Europe, that perform their own cash management functions.

Results of operations for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003

      The following discussion and analysis is based on our unaudited interim combined statements of income, which reflect our operations for the nine months ended September 30, 2004 and 2003, as prepared in conformity with U.S. GAAP.

      The following table sets forth information relating to our net income for the nine months ended September 30, 2004 and 2003.

	Nine months
	ended
	September 30,

	2004	2003

	($ millions)
Selected financial information
Net income	$148	$103

Included in net income are:
Foreign currency balance sheet translation	(3)	(20)

Other Specified Items(i):
Restructuring charges	(12)	(3)
Synergy costs	(1)	—
Asset impairments	—	(2)
Gain from non-routine sales of assets, businesses and investments	5	18
Tax adjustments	3	—
Legal and environmental provisions	—	(3)
Pension adjustments	12	(4)

Total Other Specified Items	$7	$6

(i)	Other Specified Items, or OSIs, include: restructuring charges, asset impairment charges, unusual environmental charges, gains and losses on non-routine sales of assets, businesses or investments, gains and losses from legal claims, gains and losses on the redemption of debt, income tax reassessments related to prior years and the effects of changes in income tax rates, and other items that, in our view, do not typify normal operating activities.

Net income

      Our net income was $148 million for the nine months ended September 30, 2004, an increase of $45 million, or 44%, compared to the corresponding period in 2003. The principal factor contributing to the improvement was higher rolled product shipments, which increased 12% over the corresponding period in 2003 in response to strengthening market conditions in Asia and North America and market share improvements in South America. The recovery in market price spreads between recycled metal and primary aluminum, foreign currency translation effects due to the weakness of the U.S. dollar against the euro and the addition of Pechiney operations, each of which contributed equally to an improvement in net income, were offset by increases in expenses such as depreciation and interest, the pre-tax amounts of which increased $12 million and $26 million, respectively, from the comparable year-ago nine-month period. Compared to the year-ago nine month period, the value of the U.S. dollar declined on average by approximately 9% against the euro. The recovery of metal price spreads reflected rising LME prices.

      Included in net income for the first nine months of 2004 was a foreign currency balance sheet translation loss of $3 million and a net after-tax gain for OSIs of $7 million ($7 million pre-tax). The principal items included in OSIs were an after-tax charge of $13 million ($18 million pre-tax) related to the closure of the Falkirk rolling mill in the United Kingdom, which is planned for December 2004, a $12 million after-tax gain ($18 million pre-tax) related to changes in a pension program in Brazil and an after-tax gain of $5 million ($7 million pre-tax) on the sale of assets in the United Kingdom. In the nine months ended September 30, 2003, net income included a foreign currency balance sheet translation loss of $20 million and a net after-tax gain from OSIs of $6 million (nil pre-tax). Included in OSIs was a gain of $18 million ($18 million pre-tax) on the sale of non-core assets in Italy, a charge of $4 million ($7 million pre-tax) related to the curtailment of a pension plan in Brazil, an environmental provision of

$3 million ($5 million pre-tax) related to certain operations in the United States, restructuring charges of $3 million ($5 million pre-tax) for certain operations in the United Kingdom and an impairment charge of $2 million ($3 million pre-tax) related to a subsidiary in Malaysia. Our results for the first nine months of 2004 also included after-tax mark-to-market gains on derivatives of $23 million ($36 million pre-tax) compared to $12 million ($17 million pre-tax) in the corresponding period of 2003.

Sales and operating revenues and shipments

      The table below sets forth information relating to our sales and operating revenues and shipments for the nine months ended September 30, 2004 and 2003.

	Nine months ended September 30,

	% Change	2004	2003

		($ millions)
Sales and operating revenues	22%	$5,739	$4,685
Rolled products shipments(i) (kt)	12%	2,112	1,882
Ingot products shipments(ii) (kt)	(23%)	161	208

(i)	Includes conversion of customer-owned metal (tolling).

(ii)	Includes primary and secondary ingot and recyclable aluminum.

      Our sales and operating revenues were $5.7 billion for the nine months ended September 30, 2004, an increase of $1.1 billion, or 22%, compared to the corresponding period in 2003. Approximately one half of the increase was the result of higher LME aluminum prices being passed through to customers. LME 3-month aluminum prices were up on average 21% compared to the year-ago nine month period reflecting improved aluminum industry fundamentals. The balance of the increase in sales largely reflected increased rolled products shipments, which were up 12% compared to the year ago nine month period.

      Ingot products shipments comprise primary ingot in Brazil, foundry products sold in Korea and Europe, secondary ingot in Europe and other miscellaneous recyclable aluminum sales made for logistical purposes.

Costs and expenses

      The table below sets forth information relating to our costs and expenses for the nine months ended September 30, 2004 and 2003.

	Nine months ended September 30,

	% Change	2004	% of sales	2003	% of sales

		($ millions)		($ millions)
Cost of sales and operating expenses, excluding depreciation and amortization	22%	$5,032	87.7%	$4,120	87.9%
Depreciation and amortization	7%	178	3.1%	166	3.5%
Selling, administrative and general expenses	15%	182	3.2%	158	3.4%
Research and development expenses	(20%)	41	0.7%	51	1.1%

      Our cost of sales and operating expenses were 88% of our sales and operating revenues for the first nine months of 2004, essentially unchanged from the corresponding period in 2003. The stability of this cost-revenue relationship reflects the conversion nature of our business. The vast majority of our products have a price structure with two components: a pass-through aluminum price component based on the LME quotation and local market premia, plus a “margin over metal” or conversion charge based on the cost to roll the product.

      Our depreciation and amortization expense was $178 million for the first nine months of 2004 compared to $166 million for the corresponding period in 2003, an increase of $12 million, or 7%. Approximately one half of the increase was the result of the acquisition of Pechiney at the end of 2003, with the remainder mainly reflecting the effect of the stronger euro and Korean won when translating local currency expenses into U.S. dollars.

      Our selling, administrative and general, or SA&G, expenses were $182 million for the first nine months of 2004, compared to $158 million for the corresponding period in 2003, an increase of $24 million, or 15%. Approximately one half of the increase was the result of the acquisition of Pechiney at the end of 2003, with the remainder mainly reflecting the effect of the stronger euro, Canadian dollar and Korean won when translating local currency expenses into U.S. dollars.

      Historically, Alcan has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt being carried in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements. Interest expense, on a combined basis, at $55 million for the first nine months of 2004 was 90% higher than the corresponding period in 2003, reflecting the higher level of debt that was used to finance Alcan’s acquisition of Pechiney. On a pro forma basis, reflecting the estimated indebtedness we expect to incur in connection with the reorganization transactions and the financing transactions, our interest expense for the first nine months of 2004 would have been $168 million, assuming an average interest cost of 7.2%, including financing costs. You should read our pro forma financial information under “Unaudited Pro Forma Combined Financial Data” elsewhere in the prospectus as well as our discussion of capital structure under “— Liquidity and capital resources” below.

Income taxes

      Our income tax expense was $111 million for the first nine months of 2004. This represented an effective tax rate of 42%, unchanged from the effective tax rate for the corresponding period in 2003. This compares to a composite statutory tax rate in Canada of 33% in 2004 and 32% in 2003. In 2004, the difference between the effective and statutory rates was mainly due to higher tax rates in foreign jurisdictions. In 2003, the difference between the effective and statutory rates was primarily due to currency-related items and higher tax rates in foreign jurisdictions, partially offset by the realization of tax benefits on previously unrecognized tax losses carried forward.

      The following table sets forth information regarding our cash flow for the nine months ended September 30, 2004 and 2003.

	Nine months ended
	September 30,

	% Change	2004	2003

		($ millions)
Cash flow
Cash from operating activities	33%	$299	$225
Capital expenditures	(22%)	(95)	(122)
Dividends	—	(4)	(1)

Free cash flow(i)	96%	200	102

(i)	Free cash flow consists of cash from operating activities less capital expenditures and dividends. Dividends include only those paid by our less than wholly-owned subsidiaries to their minority shareholders. We consider free cash flow to be relevant information for investors as it provides a measure of the cash generated internally that is available for investment opportunities and debt repayment. However, free cash flow does not necessarily represent cash available for discretionary activities, as certain mandatory debt service obligations must be funded out of free cash flow.

      Our cash flow from operating activities was $299 million in the first nine months of 2004 compared to $225 million in the same period in 2003, mainly reflecting our higher earnings. Our free cash flow was $200 million in the first nine months of 2004, an increase of $98 million, or 96%, over the level in the corresponding period in 2003, reflecting the impact of lower capital expenditures. Our historical combined financial statements do not reflect any dividends paid by Alcan to its shareholders nor the level of interest expense that we are likely to incur following our separation from Alcan. We will establish our own dividend policy once we become a separate company. You should read “Dividend Policy” for a discussion of our proposed dividend policy.

      The following table sets forth information regarding our capital expenditures and depreciation for the nine months ended September 30, 2004 and 2003.

	Nine months ended
	September 30,

	% change	2004	2003

		($ millions)
Capital expenditures and depreciation
Capital expenditures	(22%)	$95	$122
Depreciation and amortization expense	7%	178	166
Reinvestment rate(i)(%)	—	53%	73%

(i)	Capital expenditures as a percentage of depreciation and amortization expense.

      Our capital expenditures on property, plant and equipment decreased by $27 million, or 22% in the first nine months of 2004 compared to the corresponding period in 2003, reflecting expenditure timing differences and the completion of an hydroelectric project in Brazil. As in the first nine months of 2003, capital expenditures remained below the level of depreciation expense.

      Total borrowings, as well as cash and time deposits, as presented in the historical combined financial statements for September 30, 2004 and December 31, 2003 are not representative of the debt or cash and time deposits that we expect to assume or incur upon our separation from Alcan. Historically, Alcan has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt being carried in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements. You should read our pro forma financial information under “Unaudited Pro Forma Combined Financial Data” as well as our discussion of capital structure under “— Liquidity and capital resources” below.

Segment results

Novelis North America

      In the first nine months of 2004, Novelis North America, or NNA, had sales and operating revenues of $2.2 billion, representing 39% of our total sales and operating revenues, and shipments of 909 kilotonnes, representing 40% of our total shipments. Compared to the corresponding period in 2003, NNA’s sales and operating revenues increased by $393 million, or 21%. Approximately two thirds of the increase reflected the impact of higher LME prices passed through to customers, with the balance mainly reflecting higher shipments.

      NNA reported BGP of $189 million for the first nine months of 2004, an increase of $23 million, or 14%, over the corresponding period of 2003. Almost all of the improvement is attributable to increased rolled product shipments, which were up 8% from the year-ago period due to strengthening market conditions. Benefits to BGP of the same magnitude from the recovery of price spreads between recycled metal and primary aluminum were offset by the adverse impact of metal price lags. The recovery in price spreads reflected rising LME prices. Metal price lags result from temporary timing differences between the pass through aluminum price component of our sales to customers and the LME-related cost of aluminum purchases included in our cost of goods sold.

Novelis Europe

      In the first nine months of 2004, Novelis Europe, or NE, had sales and operating revenues of $2.3 billion, representing 40% of our total sales and operating revenues, and shipments of 815 kilotonnes, representing 36% of our total shipments. Compared to the corresponding period in 2003, NE’s sales and operating revenues increased by $393 million, or 21%. The impact of higher LME prices passed through to customers accounted for approximately one half of the improvement in sales and operating revenues, with higher shipments from the acquisition of Pechiney accounting for approximately one third of the improvement. Foreign currency translation effects accounted for most of the remaining improvement.

      NE reported BGP of $158 million for the first nine months of 2004 as compared to $133 million in the corresponding period of 2003. Included in the 2004 nine-month results was a charge of $10 million related to the closure of the Falkirk facility in the United Kingdom. The positive effect on translation of euro-denominated results into U.S. dollars, favourable metal effects and the contribution of four rolling operations acquired from Pechiney contributed equally to the remaining change in BGP. While some end-markets are slowly recovering in Europe, the strength of the euro continues to keep shipments and margins under pressure. In response to the challenging market conditions, NE is focused on optimizing its portfolio of products and reducing costs.

Novelis Asia

      In the first nine months of 2004, Novelis Asia, or NA, had sales and operating revenues of $0.9 billion, representing 15% of our total sales and operating revenues, and shipments of 361 kilotonnes, representing 16% of our total shipments. Compared to the corresponding period in 2003, NA’s sales and operating revenues increased by $198 million, or 30%. Approximately one half of the increase reflected the impact of higher LME prices passed through to customers, with the balance mainly reflecting higher shipments.

      NA reported BGP of $61 million for the first nine months of 2004 compared to $41 million in the corresponding period in 2003. The improvement principally reflected strengthening demand, most notably in China, which led to a 20% increase in NA’s rolled products shipments compared to the year ago period.

Novelis South America

      In the first nine months of 2004, Novelis South America, or NSA, had sales and operating revenues of $0.4 billion, representing 6% of our total sales and operating revenues, and shipments of 188 kilotonnes, representing 8% of our total shipments. Compared to the corresponding period in 2003, NSA’s sales and operating revenues increased by $71 million, or 24%. Approximately three quarters of the increase reflected the impact of higher LME prices passed through to customers, with the balance mainly reflecting higher shipments.

      NSA reported BGP of $103 million for the first nine months of 2004 compared to $80 million in the corresponding period in 2003. Of the increase in BGP, approximately two thirds reflected the benefits of market share gains, evidenced by a 15% increase in NSA’s rolled products shipments over the prior year period, with the balance coming from positive metal effects in the primary metal portion of the business due to higher LME prices.

Results of operations for the year ended December 31, 2003 compared to the year ended December 31, 2002 and for the year ended December 31, 2002 compared to the year ended December 31, 2001

      The following discussion and analysis is based on our audited combined statements of income and combined balance sheets, which reflect our operations for the years ended December 31, 2003, 2002 and 2001, as prepared in conformity with U.S. GAAP.

      The table below sets forth the contribution of each end-use market and third party ingot sales to our total sales and operating revenues for the years ended December 31, 2003, 2002 and 2001.

Contribution to Novelis sales and operating revenues

	Year ended December 31,

	2003	2002	2001

Beverage/Food Cans	35%	38%	39%
Construction and Industrial	28%	28%	28%
Foil Products	15%	14%	14%
Transportation	16%	15%	14%
Ingot	6%	5%	5%

Total	100%	100%	100%

      The following table sets forth information relating to our net income for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	2002	2001

	($ millions)
Selected financial information
Income (Loss) before the cumulative effect of an accounting change	$157	$75	$(137)
Cumulative effect of accounting change	—	(84)	—

Net income (Loss)	157	(9)	(137)

Included in net income are:
Foreign currency balance sheet translation	(26)	6	(1)

Other Specified Items:
Restructuring charges	(4)	(7)	(50)
Asset impairments	(3)	(13)	(93)
Gain (Loss) from non-routine sales of assets, businesses and investments	26	(4)	—
Tax adjustments	6	—	12
Transfer pricing adjustment	—	(23)	—
Legal and environmental provisions	(18)	—	—
Other	(4)	1	(1)

Total Other Specified Items	$3	$(46)	$(132)

Results of Operations

      Our net income for 2003 was $157 million compared to a loss of $9 million in 2002 and a loss of $137 million in 2001. Results for 2002 included a non-cash charge of $84 million that resulted from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as we identified an impairment of goodwill as of January 1, 2002 which was charged to income as a cumulative effect of an accounting change upon adoption of the new accounting standard. You should read note 4 of the annual combined financial statements for further information on SFAS No. 142. The loss in 2001 in large part reflected the impact of restructuring and impairment charges that are discussed below.

      Included in our net income for 2003 was a foreign currency balance sheet translation loss of $26 million, offset in part by a net after-tax gain of $3 million ($6 million pre-tax) from OSIs. Foreign currency balance sheet translation effects, which are primarily non-cash in nature, arise from translating monetary items (principally deferred income taxes, operating working capital and long-term liabilities) denominated in Canadian dollars and Brazilian real into U.S. dollars for reporting purposes. The translation loss in 2003 reflected the significant weakening of the U.S. dollar against the Canadian dollar and Brazilian real. The most significant items included in OSIs were after-tax gains of $26 million ($30 million pre-tax) on the sale of non-core businesses in Italy, the United Kingdom and Malaysia and an after-tax environmental charge of $18 million ($30 million pre-tax) related to a site in the United States. Our results of operations for 2003 also included after-tax mark-to-market gains on derivatives of $11 million ($20 million pre-tax) versus $7 million ($9 million pre-tax) in 2002.

      Our income before the cumulative effect of an accounting change for 2002 was $75 million. Included in our results for the year was a foreign currency balance sheet translation gain of $6 million and a net after-tax charge of $46 million ($66 million pre-tax) for OSIs. In 2002, the most significant items included in OSIs were an after-tax charge of $23 million ($38 million pre-tax) for a transfer pricing adjustment related to prior years, an after-tax charge of $13 million ($14 million pre-tax) related to asset impairments and an after-tax charge of $7 million ($11 million pre-tax) for restructuring charges, both of which related to the 2001 restructuring program.

      The improvement in our income before the cumulative effect of an accounting change for 2003 as compared to 2002 was made up equally between the realization of tax benefits on previously unrecorded tax losses carried forward and the difference in restructuring, impairment and other special charges. In addition, our continued focus on cost and productivity improvements and the positive impact of the stronger euro in translating local currency results more than offset the negative effects of foreign currency balance sheet translation losses, discussed above, and higher costs for recycled metal, pensions and energy.

      In 2001, we recorded a loss of $137 million which included a net after-tax charge of $132 million ($202 million pre-tax) for OSIs and a foreign currency balance sheet translation loss of $1 million. OSIs mainly comprised after-tax asset impairment charges of $93 million ($132 million pre-tax) and after-tax restructuring charges of $50 million ($69 million pre-tax) both of which related mainly to the 2001 restructuring program. Our results also included after-tax mark-to-market losses on derivatives of $18 million ($27 million pre-tax).

      The improvement in our income before the cumulative effect of an accounting change for 2002 as compared to 2001 principally reflected lower restructuring, impairment and special charges, the aggregate pre-tax amount of which was $183 million lower year-over-year, and increased shipments, discussed below.

Sales and operating revenues and shipments

      The table below sets forth information relating to our sales and operating revenues and shipments for the years ended December 31, 2003, 2002 and 2001.

	% Change		Year ended December 31,

	2003 vs 2002	2002 vs 2001	2003	2002	2001

			($ millions)
Sales and operating revenues	6%	2%	$6,221	$5,893	$5,777
Rolled products shipments(i) (kt)	(1%)	8%	2,478	2,506	2,319
Ingot products shipments(ii) (kt)	24%	4%	292	236	228

(i)	Includes conversion of customer-owned metal (tolling).

(ii)	Includes primary and secondary ingot and recyclable aluminum.

      Our sales and operating revenues were $6.2 billion in 2003, an increase of 6% compared to 2002. Approximately two thirds of the increase reflected the effect of the weakening U.S. dollar against most currencies. The currency impact affected our operations primarily in Europe and Korea where our revenues are denominated in local currencies and must be translated into U.S. dollars for reporting purposes. Year over year, the value of the U.S. dollar declined nearly 20% against the euro and 4% against the Korean won. Approximately one third of the increase reflected the impact of higher LME prices being passed through to our customers. The average LME 3-month aluminum price increased approximately 5% year over year.

      In 2002, our sales and operating revenues were $5.9 billion, which represented an increase of 2% over 2001. Contributing to this improvement was an 8% increase in rolled product shipments, reflecting gains in all regions except South America, partially offset by the impact of lower LME prices being passed through to customers. The average LME 3-month aluminum price was approximately 6% lower in 2002 than in 2001.

Costs and expenses

      The table below sets forth information relating to our expenses for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	% of sales	2002	% of sales	2001	% of sales

	($ millions)		($ millions)		($ millions)
Cost of sales and operating expenses, excluding depreciation and amortization	$5,482	88.1%	$5,208	88.4%	$5,156	89.3%
Depreciation and amortization	222	3.6%	211	3.6%	217	3.8%
Selling, administrative and general expenses	211	3.4%	183	3.1%	209	3.6%
Research and development expenses	62	1.0%	67	1.1%	62	1.1%
Other expenses	24	0.4%	21	0.4%	14	0.2%

      In 2003, our cost base was adversely affected by a number of external factors that increased costs for pensions, natural gas and recycled metal. The sharp decline in the value of the U.S. dollar also had a significant adverse impact on operating and overhead costs incurred in other currencies, which are translated into U.S. dollars for reporting purposes. The economic impact on costs was most pronounced in Europe, Korea and Canada. In order to mitigate the negative impact of cost pressures and currency, we remained focused on reducing controllable costs.

      Our cost of sales and operating expenses represented 88.1% of our sales and operating revenues in 2003, compared to 88.4% in 2002 and 89.3% in 2001. The stability of this cost-revenue relationship reflects the conversion nature of our business. The vast majority of our products have a price structure with two components: a pass through aluminum price based on the LME and local market premia, plus a “margin over metal” price based on the conversion cost to produce the rolled product and the competitive market conditions for that product. The increase in cost of sales and operating expenses in 2003 in large part reflected the impact of higher LME prices on metal input costs. There was a commensurate increase in sales and operating revenues as higher metal costs were passed through to customers.

      Our depreciation and amortization expense was $222 million in 2003, an increase of $11 million, or 5%, compared to 2002. The increase in 2003 mainly reflected the effect of the strengthening euro and Korean won when translated into U.S. dollars. In 2002, our depreciation and amortization expense was $211 million, a decrease of $6 million, or 3%, compared to 2001.

      Selling, administrative and general, or SA&G, expenses were $211 million in 2003, an increase of $28 million, or 15%, compared to 2002. Approximately one half of the increase reflected the impact of the weakening U.S. dollar, most notably against the euro, which increased local currency costs when translated into U.S. dollars for reporting purposes. On average, the value of the U.S. dollar relative to the euro declined by nearly 20% year over year. One-time pension-related expenses in Brazil and a provision for restructuring in Italy accounted equally for the balance of the increase. Our 2002 SA&G expenses were $26 million, or 12%, lower than 2001, mainly reflecting the impact of the 2001 restructuring program discussed below.

      Our research and development spending was $62 million in 2003, compared to $67 million in 2002 and $62 million in 2001. In each of the three years, research and development represented about 1% of sales and operating revenues.

      As discussed above, we do not believe that an analysis of our historical interest expense is meaningful as it does not reflect the level of debt financing that our business will assume and incur in connection with the reorganization transactions and the financing transactions, nor the associated interest costs. On a combined basis, historical interest expense was $40 million in 2003, little changed from 2002. The higher level of borrowings and debt at the end of 2003 reflected Alcan’s acquisition of Pechiney in 2003.

Historical combined interest expense decreased by 34% in 2002 due to a reduction in related-party borrowings during the year, principally in Brazil, and the replacement of bank borrowings with supplier credit in Korea. On a pro forma basis, reflecting the estimated indebtedness we expect to incur in connection with the reorganization transactions and the financing transactions, our interest expense for 2003 would have been $211 million, assuming an average interest cost of 7.1%, including financing costs. You should read our pro forma financial information “Unaudited Pro Forma Combined Financial Data” as well as our discussion of capital structure under “— Liquidity and capital resources” below.

      Restructuring, impairment and other special charges include amounts related to our 2001 restructuring program. Under this program, a detailed business portfolio review was undertaken to identify high cost operations, excess capacity and non-core products. Charges of $208 million in 2001 and $25 million in 2002 and recoveries of prior years’ provisions of $24 million in 2003 related principally to impairments for buildings, machinery and equipment and severance costs. This program was completed in 2003. You should read note 7 of the combined financial statements for further details on restructuring, impairment and other special charges.

      In 2003, other expenses, net of other income, of $24 million included pre-tax expenses of $27 million for certain OSIs. The most significant items related to a pre-tax environmental provision of $30 million for a site at our Oswego facility in New York, pre-tax mark-to-market gains on derivatives of $20 million and foreign exchange losses of $17 million mainly relating to foreign currency balance sheet translation and a pre-tax charge of $7 million associated with a change in pension plans in Brazil. Other expense, net of other income, of $21 million in 2002 included a pre-tax expense of $44 million related to a transfer pricing adjustment, pre-tax interest revenue of $16 million, pre-tax mark-to-market gains on derivatives of $9 million and a pre-tax expense of $3 million related to an asset impairment charge for operations in Korea. The transfer pricing adjustment relates to discussions that the Internal Revenue Service completed with the Canadian tax authorities in 2002 with respect to Alcan Aluminum Corporation’s request for competent authority assistance on the Canadian initiated transfer pricing adjustments for the tax years 1988 through 1995. The Internal Revenue Service agreed to provide correlative relief and the $44 million adjustment is the resulting increase in expenses related to our business for the years 1988 through 1995. In 2001, other expenses, net of other income, of $14 million included pre-tax mark-to-market losses on derivatives of $27 million, pre-tax interest revenue of $14 million and pre-tax income of $5 million related to a reversal of rationalization costs for certain operations in the United Kingdom.

  Income taxes

      Our income tax expense of $50 million for 2003 represented an effective tax rate of 25%, compared to an income tax expense of $77 million and an effective tax rate of 57% in 2002 and an income tax expense of $6 million and an effective tax rate of negative 4% in 2001. This compares to a composite statutory tax rate of 32% in Canada for both 2003 and 2002 and of 33% for 2001. In 2003, the difference in the rates was due primarily to prior years’ tax adjustments and the realization of tax benefits on previously unrecorded tax losses carried forward. In 2002, the difference in the rates was due primarily to the impact of potential future tax benefits that were not recognized since their realization was not likely as well as higher tax rates in foreign jurisdictions, partially offset by currency related items. In 2001, the negative effective tax rate was mainly a result of restructuring and asset impairment provisions on which the potential future tax benefits were not recognized since their realization was not likely. You should read note 8 of the annual combined financial statements for a reconciliation of statutory and effective tax rates.

      The change in tax rates from year to year is largely due to the increase or decrease in valuation allowance recorded against deferred tax assets. We reduce the deferred tax assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2003, we reduced the valuation allowance on deferred tax assets as a result of the realization of tax benefits from the carryforward of prior years’ tax losses to offset taxable income of the current year in Italy, the United Kingdom and Korea. In 2002, we incurred tax losses in certain jurisdictions, such as Italy, where it was not more likely than not that the tax benefits would be realized and therefore increased the valuation allowance on these deferred assets. In 2001, the negative effective tax rate was mainly a result of restructuring and asset impairment provisions on which the potential future tax benefits were not recognized since their realization was not likely.

Goodwill

      Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the standard, goodwill and intangible assets that have indefinite useful lives are no longer amortized but rather are tested at least annually for impairment.

      In 2002, a review of goodwill resulted in an impairment charge of $84 million recorded as a cumulative effect of an accounting change as of January 1, 2002. This non-cash adjustment reflected the deterioration in end-use market conditions in the period from Alcan’s acquisition of algroup in October 2000 to January 1, 2002, and did not reflect a change in our growth prospects.

Liquidity and capital resources

      As highlighted in our combined financial statements, our liquidity and available capital resources are impacted by three components: (1) operating activities, (2) investment activities and (3) financing activities.

Operating activities

      The following table sets forth information regarding our cash flow for the years ended December 31, 2003, 2002 and 2001.

	% Change			Year ended December 31,

	2003 vs 2002	2002 vs 2001		2003	2002	2001

				($ millions)
Cash flow
Cash from operating activities	8%	63%		$444	$410	$251
Capital expenditures	6%	(24%	)	(189)	(179)	(236)
Dividends				—	(2)	—

Free cash flow	11%	1,427%		$255	$229	$15

      Despite external cost pressures and a soft economic environment, our pursuit of value maximization has enabled us to achieve a stable cash flow performance. Focused attention on our product portfolio and costs, stringent management of operating working capital and a disciplined approach to capital spending yielded substantial benefits over the three years presented.

      Our cash inflows from the reduction in operating working capital requirements amounted to $420 million over the three-year period. The higher level of cash from operating activities and free cash flow in 2003 resulted mainly from increased BGP. In 2003, our cash flow generated from operating activities was $444 million compared to $410 million in 2002 and $251 million in 2001. The higher level in 2002 reflected record rolled products shipment levels achieved in that year and the resulting impact on operating segment BGP. Our free cash flow was $255 million in 2003, compared to $229 million in 2002 and $15 million in 2001. Our combined financial statements do not reflect any dividends that were paid by Alcan to its shareholders. We will establish our own dividend policy following our separation from Alcan. Refer to “Dividend Policy” for a discussion of our proposed dividend policy.

  Investment activities

      The following table sets forth information regarding our capital expenditures and depreciation for the years ended December 31, 2003, 2002 and 2001.

	% Change		Year ended December 31,

	2003 vs 2002	2002 vs 2001	2003	2002	2001

			($ millions)
Capital expenditures and depreciation
Capital expenditures	6%	(24%)	$189	$179	$236
Depreciation and amortization expense	5%	(3%)	222	211	217
Reinvestment rate(i) (%)			85%	85%	109%

(i)	Capital expenditures as a percentage of depreciation and amortization expense.

      We believe that maintaining strong and stable cash flows while improving our return on capital assets are key measures of our financial success. While capital expenditures on property, plant and equipment increased in 2003, they remained below the level of depreciation expense for a second consecutive year. Our capital spending was $189 million in 2003, compared to $179 million in 2002 and $236 million in 2001.

      We estimate that our annual capital expenditure requirements for items necessary to maintain comparable production, quality and market position levels will be between $100 million and $120 million for the next several years.

  Financing activities

      Total borrowings, as well as cash and time deposits, as presented in the historical combined financial statements for the years ended December 31, 2003, 2002 and 2001 are not representative of the debt or cash and time deposits that we expect to assume and incur upon our separation from Alcan. Historically, Alcan has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. Consequently, the debt being carried in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements. You should read our pro forma financial information under “Unaudited Pro Forma Combined Financial Data.”

      In connection with our separation from Alcan, we anticipate incurring $2.875 billion in debt, which is expected to consist of 7-year term loans of $1.3 billion at a variable interest rate (three-month LIBOR plus 2.25%), which is 3.6% and 3.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, using historical average LIBOR rates, and the Alcan Note in the aggregate amount of $1.375 billion at an initial fixed interest rate of 7.5%, which increases by 0.5% each quarter (not to exceed 11.5%) resulting in an effective rate of 10.9% over the 10-year life of the note. The level of debt may vary as we may need to provide for other cash requirements. In the first quarter immediately following the separation, we intend to refinance the Alcan Note with 10-year bonds in the amount of $1.4 billion at an anticipated interest rate of 7.0%. If we refinance the Alcan Note with 10-year bonds as described in Note (b) to our unaudited pro forma combined financial data, the effect on pro forma interest expense would be a decrease of $37 million and $49 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The effect on pro forma net income would be an increase of $27 million and $36 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. If we refinance the Alcan Note with 10-year bonds as described in Note (b) to our unaudited pro forma combined financial data and we swap $380 million of the 7-year term loans for fixed rate debt as described in such Note, the effect on pro forma interest expense would be a decrease of $32 million and $41 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The effect on pro forma net income would be an increase of $24 million and $30 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

      We and Alcan determined the amount of debt that we would incur after considering our ability to service the debt, our ability to finance current and future growth initiatives and the capital structure of comparable companies. We obtained guidance from the major credit rating agencies and our financial and capital market advisors in selecting a capital structure appropriate for our company as a viable, stand-alone entity.

      In connection with our separation from Alcan, we also expect to enter into a revolving credit facility that will be available for operating working capital and other requirements. This credit facility is expected to be in the aggregate amount of $500 million and will allow us to borrow funds at variable interest rates as short-term cash needs dictate.

Contractual obligations

      We have future obligations under various contracts relating to debt payments, capital and operating leases, long-term purchase arrangements and pensions and other post-employment benefits. The table below provides a summary of these contractual obligations (based on undiscounted future cash flows) as at December 31, 2003. The changes in our contractual obligations as at September 30, 2004 from the amounts reported in the table are included in the explanatory notes below. Long-term debt obligations are presented below. However, they reflect our historical debt level which is not representative of the debt repayments that will actually be due under the new capital structure.

	Payments due by period as at December 31, 2003

			Less than			More than
	Total		1 year	1-3 years	3-5 years	5 years

	($ millions)
Long-term debt(i)	$1,659		$142	$1,023	$493	$1
Interest payments on long-term debt(i)	209		66	97	46	—
Capital leases(ii)	1		1	—	—	—
Operating leases(ii)	30		11	12	5	2
Purchase obligations(ii)	40		34	6	—	—
Unfunded pension plans(iii)	426		7	14	14	391
Other post-employment benefits(iii)	258		7	12	12	227
Funded pension plans(iii),(iv)	(iv	)	—	1	1	(iv )

Total			$268	$1,165	$571

(i)	Refer to note 17 of the annual combined financial statements. Long-term debt repayments as at September 30, 2004 were $1,119 million (less than 1 year: $312 million; 1-3 years: $343 million; 3-5 years: $463 million; more than 5 years: $1 million). Interest payments on the long-term debt as at September 30, 2004 were $130 million (less than 1 year: $11 million; 1-3 years: $77 million; 3-5 years: $42 million; more than 5 years: nil).

(ii)	Refer to note 19 of the annual combined financial statements. Purchase obligations as at September 30, 2004 were $149 million (less than 1 year: $21 million; 1-3 years; $68 million; 3-5 years: $44 million; more than 5 years: $16 million).

(iii)	Refer to note 23 of the annual combined financial statements.

(iv)	Pension funding generally includes the contribution required to finance the annual service cost, except where the plan is largely overfunded, and amortization of unfunded liabilities over periods of 15 years, with larger payments made over the initial period where required by pension legislation. Contributions depend on actual returns on pension assets and on deviations from other economic and demographic actuarial assumptions. Based on our long-term expected return on assets, annual contributions for years after 2008 are projected to be in the same range as in prior years and to grow in relation with payroll.

Environment, health and safety

      We strive to be a leader in environment, health and safety, or EHS. To achieve this, we introduced a new environment, health and safety management system in 2003 which is a core component of our overall business management system.

      Our EHS system is aligned with ISO 14001, an international environmental management standard, and OHSAS 18001, an international occupational health and safety management standard. All our facilities are expected to implement the necessary management systems to support ISO 14001 and OHSAS 18001 certifications. As of October 31, 2004, close to 85% of our facilities were ISO 14001 certified and over 80% of the facilities were OHSAS 18001 certified. All remaining sites are scheduled for certification by the end of 2004.

      Our capital expenditures for environmental protection and the betterment of working conditions in our facilities were $18 million in 2003. We expect these capital expenditures will be approximately $28 million in 2004 and $25 million in 2005. In addition, expenses for environmental protection (including estimated and probable environmental remediation costs as well as general environmental protection costs at our facilities) were $57 million in 2003, and are expected to be $37 million in 2004 and $33 million in 2005. Generally, expenses for environmental protection are recorded in Cost of sales and operating expenses. However, significant remediation costs that are not associated with on-going operations are recorded in Other expenses (income) — net.

Operating segment review

      Due in part to the regional nature of supply and demand of aluminum rolled products, our activities are organized under four business groups and are managed on the basis of geographical areas. The business groups are Novelis North America, Novelis Europe, Novelis Asia and Novelis South America.

	% change				Year ended December 31,

	2003 vs 2002		2002 vs 2001		2003	2002	2001

					($ millions)
Business group profit(i)
Novelis North America	(26%	)	37%		$206	$277	$202
Novelis Europe	33%		63%		173	130	80
Novelis Asia	94%		35%		68	35	26
Novelis South America	24%		(16%	)	112	90	107

(i)	Refer to note 25 of the annual combined financial statements for a reconciliation to net income.

	Year ended December 31,

	2003	2002	2001

Sales and operating revenues by business group(i)
Novelis North America	38%	43%	43%
Novelis Europe	40%	38%	37%
Novelis Asia	15%	13%	13%
Novelis South America	7%	6%	7%

Total	100%	100%	100%

(i)	Excludes intersegment revenues. Refer to note 25 of the annual combined financial statements for details intersegment revenues.

      Alcan’s measure of operating segment profitability is referred to as business group profit, or BGP. BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring, impairment and other special charges, and pension actuarial gains, losses and other adjustments and mark to market adjustments on derivatives, that are not under the control of our business groups or are not considered in the measurement of their profitability. These items historically have been managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. Charges for the 2001 restructuring program were treated as OSIs and were not included in BGP. For further details on the 2001 restructuring program, refer to note 7 of the annual combined financial statements for the years ended December 31, 2003, 2002 and 2001 and note 4 of the interim combined financial statements for the nine months ended September 30, 2004 and 2003.

      The accounting principles used to prepare the information by operating segment are the same as those used to prepare the combined financial statements, except for the following two items:

(1)	The operating segments include our proportionate share of joint ventures (including joint ventures accounted for using the equity method) as they are managed within each operating segment; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in intersegment and other.

      Additional operating segment information is presented in note 25 of the annual combined financial statements. The information that follows is reported by operating segment on a stand-alone basis. Transactions between groups are conducted at arm’s length and reflect market prices.

Novelis North America

      Through a network of 12 aluminum rolled products facilities, including two dedicated recycling facilities, NNA manufactures high-quality aluminum sheet and light gauge products. In the past few years, industry production capacity has been reduced through consolidation and restructuring. NNA has focused its efforts on improving its competitiveness through cost improvements, product portfolio upgrades and production optimization. Approximately two-thirds of NNA’s rolled products production is directed to the beverage/food can market, which historically has tended to be little affected by the general business cycle. Other important end-use markets for NNA include containers and packaging, automotive, other transportation applications, building products and other industrial applications.

      The following tables set forth key financial and operating data for NNA for the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	2002	2001

Contribution to Novelis North America sales and operating revenues
Beverage/Food Cans	57%	61%	64%
Construction and Industrial	14%	11%	11%
Foil Products	12%	11%	11%
Transportation	15%	15%	12%
Ingot	2%	2%	2%

Total	100%	100%	100%

	% Change			Year ended December 31,

	2003 vs 2002		2002 vs 2001	2003	2002	2001

				($ millions)
Novelis North America selected financial information(i)
Sales and operating revenues	(5%	)	—	$2,385	$2,517	$2,506
BGP	(26%	)	37%	206	277	202
Rolled products shipments(ii) (kt)	(7%	)	5%	1,041	1,120	1,070
Ingot products shipments(iii) (kt)	(7%	)	7%	42	45	42

(i)	Intersegment revenues and shipments are not included in the figures above. Refer to note 25 of the annual combined financial statements for details of intersegment revenues.

(ii)	Includes conversion of customer-owned metal (tolling).

(iii)	Includes primary and secondary ingot and recyclable aluminum.

      In 2003, NNA had sales and operating revenues of $2.4 billion, representing 38% of our total sales and operating revenues, and shipments of 1,083 kilotonnes, representing 39% of our total shipments. Compared to 2002, NNA’s revenues decreased by $132 million, or 5%, in 2003 mainly due to lower shipments, in part offset by the impact of higher aluminum input costs passed through to customers.

      Rolled product shipments for 2003 were 7% below the record level in 2002 due to lower can stock shipments, the transfer of business to Novelis Asia and weak market conditions in the United States. In contrast, automotive sheet sales reached an all-time record in 2003 as sales of light trucks in the North American market remained strong, despite a 3% decline in overall automobile sales. NNA benefited from innovations in sport utility vehicle lift-gate and hood technologies as a result of its continued close co-operation with customers. Industrial product revenues improved despite ongoing weakness in the distributor market and severe import price competition, as we continued to concentrate on new value-creating product applications. Container and foilstock shipments were essentially unchanged from 2002 levels, while package and converter foil shipments continued to be adversely affected by imports.

      NNA’s BGP for 2003 declined by $71 million, or 26%, compared to 2002. Approximately half of the decline reflected lower rolled product volumes, with the remainder of the decline accounted for, in equal parts, by the adverse effect of metal price lags, the impact of higher recycled metal costs and the effect of the stronger Canadian dollar when translating local currency expenses into U.S. dollars. Contributions from aggressive cost reduction efforts and improved conversion margins helped to partially offset the year-over-year decline, each by equal amounts. Metal price lags result from temporary timing differences between the pass through aluminum price component of our sales to customers and the LME-related cost of aluminum purchases included in our cost of goods sold.

      In 2002, NNA’s revenues were essentially unchanged compared to 2001. Record shipments were offset by lower LME aluminum prices being passed through to our customers. In 2002, the automotive sector continued to be a growth market for NNA. Automotive sheet shipments increased 17% compared to 2001 as North American automobile demand strengthened in response to financing incentives offered by the automakers. In 2002, overall shipments increased mainly due to shipments of higher value-added can stock which grew by 12% as a result of the focus on value-based management. Over the past few years, industry over-capacity in the common alloys market was rationalized through the closing of two of our competitors’ plants, which helped stabilize the market and improve margins.

      The financial results for NNA in 2002 reflected a 37% improvement in BGP compared to 2001. The year-over-year improvement in BGP reflected equal contribution from successful cost reduction efforts and increased shipments.

Novelis Europe

      NE provides European markets with value-added sheet and light gauge products through its 17 plants. NE serves a broad range of aluminum rolled product end-use applications, with construction and industrial products representing the largest end-use market in terms of shipment volume. NE is a global leader in the production of lithographic sheet, a specialized product requiring technical production, and is the second largest supplier of foil in Europe in terms of shipments. Over the last two and one half years, demand from NE’s end-markets has been mixed, with most showing little growth. NE has responded by rationalizing its production facilities and optimizing its product portfolio in order to reduce costs and improve profitability. These initiatives together with the translation benefits of the stronger euro against the U.S. dollar, have led to a doubling of NE’s BGP from 2001 to 2003.

      The following tables set forth key financial and operating data for NE for the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	2002	2001

Contribution to Novelis Europe sales and operating revenues
Beverage/Food Cans	17%	19%	18%
Construction and Industrial	49%	52%	56%
Foil Products	14%	13%	14%
Transportation	12%	12%	9%
Ingot	8%	4%	3%

Total	100%	100%	100%

	% Change		Year ended December 31,

	2003 vs 2002	2002 vs 2001	2003	2002	2001

			($ millions)
Novelis Europe selected financial information(i)
Sales and operating revenues	13%	3%	$2,510	$2,218	$2,158
BGP	33%	63%	173	130	80
Rolled products shipments(ii) (kt)	(4%)	13%	847	880	782
Ingot products shipments(iii) (kt)	104%	10%	153	75	68

(i)	Intersegment revenues and shipments are not included in the figures above. Refer to note 25 of the annual combined financial statements for details of intersegment revenues.

(ii)	Includes conversion of customer-owned metal (tolling).

(iii)	Includes primary and secondary ingot and recyclable aluminum.

      In 2003, NE had sales and operating revenues of $2.5 billion, representing 40% of our total sales and operating revenues, and shipments of 1,000 kilotonnes, representing 36% of our total shipments. Compared to 2002, NE’s sales and operating revenues increased by $292 million, or 13%. Approximately two thirds of the improvement reflected the impact of the stronger euro, with the balance mainly reflecting the impact of higher total shipments. The year-over-year decline in our rolled product shipments reflected soft market conditions and our strategic exit from certain businesses.

      In 2003, the European beverage can market was negatively impacted by the timing of the introduction of complex deposit requirements in Germany, but demand growth in Eastern Europe partially offset this factor. The demand for lithographic sheet was strong, ending 4% above 2002 levels; however the distributor market was weak throughout the year. Other end-use markets were mixed in 2003. The demand for bright surface products was robust, whereas painted products and industrial plate showed only modest improvement compared to 2002. In addition to the difficult economic situation, the strengthening euro versus the U.S. dollar exacerbated already very competitive market conditions. The demand for aluminum automotive sheet remained strong in 2003 and represented the key driver for overall market growth, with automotive sheet shipments up 12% over 2002. Through its automotive finishing facility in Nachterstedt, Germany, NE is the exclusive supplier to the all-aluminum structured Jaguar XJ, which entered production in 2003 at a build rate of 30,000 cars per year.

      In 2003, approximately two thirds of the year-over-year increase in NE’s BGP was due to the impact of the stronger euro on the translation of euro profits into U.S. dollars with the remainder of the increase mainly reflecting the impact of restructuring programs. During 2003, NE continued to concentrate on value-added market sectors and products, while focusing on cost and operating working capital reduction in its operations. To support the operating working capital reduction initiative, a standard mill scheduling optimizer was introduced at several plants during the year. Foil and technical products continued to implement major restructuring programs in the United Kingdom, Germany and Switzerland. By mid-year, NE’s profitability had improved as the fixed cost burden was reduced through plant consolidation.

      In 2002, sales and operating revenues increased by $60 million compared to 2001. The improvement principally reflected higher rolled products shipments, which increased 13% year-over-year. NE’s average realized sales price per tonne improved relative to LME prices as a result of portfolio changes towards higher value-added products in more economically attractive markets.

      In 2002, NE’s BGP was positively affected by increased shipments, which contributed approximately one half of the improvement. The remainder of the increase reflected equal contributions from a sustained higher-value product mix and the impact of the stronger euro and Swiss franc on the translation of euro profits into U.S. dollars.

Novelis Asia

      NA operates three manufacturing facilities in the Asian region and manufactures a broad range of sheet and light gauge products. Our sales in the region are focused on key markets for foil products, construction and industrial products, and food and beverage cans. Strong growth in emerging markets, such as China, and the technological and operating advances at our two Korean rolling mills have led to a significant improvement in NA shipments and profitability over the past few years.

      The following tables set forth key financial and operating data for NA for the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003	2002	2001

Contribution to Novelis Asia sales and operating revenues
Beverage/Food Cans	23%	10%	8%
Construction and Industrial	15%	24%	19%
Foil Products	26%	26%	25%
Transportation	27%	27%	31%
Ingot	9%	13%	17%

Total	100%	100%	100%

	% Change		Year ended December 31,

	2003 vs 2002	2002 vs 2001	2003	2002	2001

			($ millions)
Novelis Asia selected financial information(i)
Sales and operating revenues	17%	8%	$918	$785	$724
BGP	94%	35%	68	35	26
Rolled products shipments(ii) (kt)	21%	22%	386	320	262
Ingot products shipments(iii) (kt)	(26%)	(22%)	43	58	74

(i)	Intersegment revenues and shipments are not included in the figures above. Refer to note 25 of the annual combined financial statements for details of intersegment revenues.

(ii)	Includes conversion of customer-owned metal (tolling).

(iii)	Includes primary and secondary ingot and recyclable aluminum.

      In 2003, NA had sales and operating revenues of $918 million, representing 15% of our total sales and operating revenues, and shipments of 429 kilotonnes, representing 15% of our total shipments. Sales and operating revenues increased by 17% in 2003 compared to 2002. Almost all of the improvement reflected increased rolled product shipments. NA was able to capitalize on growth in Asian can demand, particularly in China, combined with improved operating performance in our Korean operations. NA is the second largest supplier to China in terms of shipments, which in Asia-Pacific, is the fastest growing market. In order to reinforce our strategic position in Southeast Asia, we increased our ownership position in Aluminium Company of Malaysia Berhad from 36% to 59% in 2003.

      In 2002, the increase in sales and operating revenues over 2001 was driven by higher shipments, partially offset by lower average realized sales prices due to the impact of difficult market conditions. Rolled products shipments increased by 22% as can sheet qualifications were completed during the year. In 2002, we achieved a major milestone when, after two and a half years of efforts, we completed the qualification of our can-body stock with 28 customer can manufacturing plants in Australia, China, Korea, Malaysia, Singapore, Taiwan, Thailand and Vietnam.

      NA’s BGP has steadily increased over the last three years due to the higher shipments resulting from the improved operating performance of our Korean rolling mills.

Novelis South America

      NSA operates two rolling plants facilities in Brazil. NSA manufactures a variety of aluminum sheet and light gauge products for the beverage/food can, construction and industrial and packaging end-use markets. Economic markets in South America have been volatile and challenging over the past several years, but NSA has been able to capitalize on its position as the only can sheet producer in that region, in order to improve its sales into the beverage and food can markets. NSA has also turned to new export markets in an attempt to offset the impacts of the more difficult local economic conditions. NSA’s Pinda facility is supplied, in part, by our two smelters in Brazil, with any excess primary production being sold to third parties in the form of billet. Raw materials for these smelters are partially supplied by a company-owned alumina refinery and bauxite mine. A portion of their power requirements are self-generated.

      The following tables set forth key financial and operating data for NSA for the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended
	December 31,

	2003	2002	2001

Contribution to Novelis South America sales and operating revenues
Beverage/Food Cans	50%	52%	51%
Construction and Industrial	5%	3%	4%
Foil Products	8%	10%	10%
Transportation	17%	14%	18%
Ingot	20%	21%	17%

Total	100%	100%	100%

	% Change			Year ended December 31,

	2003 vs 2002	2002 vs 2001		2003	2002	2001

				($ millions)
Novelis South America selected financial information(i)
Sales and operating revenues	9%	(4%	)	$414	$379	$393
BGP	24%	(16%	)	112	90	107
Rolled products shipments(ii) (kt)	10%	(9%	)	204	186	205
Ingot products shipments(iii) (kt)	(7%)	32%		54	58	44

(i)	Intersegment revenues and shipments are not included in the figures above. Refer to note 25 of the annual combined financial statements for details of intersegment revenues.

(ii)	Includes conversion of customer-owned metal (tolling).

(iii)	Includes primary and secondary ingot and recyclable aluminum.

      NSA had sales and operating revenues of $414 million in 2003, representing 7% of our total sales and operating revenues, and shipments of 258 kilotonnes representing 9% of our total shipments. Approximately one half of the improvement reflected higher rolled products shipments, which increased by 10% due to further inroads made into the can market. The balance of the improvement in sales and operating revenues reflected higher aluminum input costs which are passed through to customers.

      While South American economies improved in 2003, the business environment remained challenging. As the only local can sheet producer, NSA was well positioned to grow can sheet sales despite a decrease in demand in the domestic can market. New product introductions along with competitive advantages and improvements in the distribution chain also strengthened our sales position in industrial products and light gauge markets. Efforts to grow export sales continued in order to mitigate the impact of soft local demand.

      In 2003, NSA’s BGP increased by $22 million, or 24%, compared to 2002. Approximately one half of the year-over-year increase was due to higher shipments, with the balance reflecting equally the impact of higher LME prices and the benefits from ongoing cost reduction initiatives. A portion of the benefits were offset by lower conversion prices due to the soft market conditions.

      In 2002, South American economies were severely impacted by political uncertainty in Brazil, Argentina and Venezuela. The Brazilian real fell 53% during the year, which reduced demand for U.S. dollar-based aluminum products and led to an 8% drop in sheet shipments. In order to mitigate the decline in local demand, NSA turned to new export markets and new product introductions, as well as a focus on higher value-added products.

      The 16% decline in BGP in 2002 compared to 2001 largely reflected the impact of increased operating costs and lower shipments due to weak demand, each contributing equally to the year-on-year decline. This decrease was partially offset by the effect of a favourable sales mix.

Risks and uncertainties

      We are exposed to a number of risks in the normal course of our operations that could potentially affect our performance. A discussion of risks and uncertainties is included under the caption “Risk Factors.” In addition, refer to notes 19 and 21 of the annual combined financial statements for a discussion of commitments and contingencies and financial instruments and commodity contracts.

Risk management

      We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in commodity aluminum prices, foreign currency exchange rates and interest rates that could impact our results of operations and financial condition. Alcan historically has managed these types of risks on our behalf as part of its group-wide management of market risks. The notional amounts of derivative financial instruments included in the historical combined financial statements indicate the extent of our involvement in such instruments but are not necessarily indicative of what our exposure to market risk through the use of derivatives would be as a separate stand-alone entity. We plan to manage our exposure to these and other market risks through regular operating and financing activities and the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes. By their nature, all such instruments involve risk including the credit risk of non-performance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. However, at September 30, 2004, the principal counterparty to these contracts was Alcan and we believe there was no significant risk of loss in the event of non-performance.

      The decision whether and when to commence a hedge, along with the duration of the hedge, can vary from period to period depending on market conditions and the relative costs of various hedging instruments. The duration of a hedge is always linked to the timing of the underlying exposure, with the connection between the two being regularly monitored to ensure effectiveness. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

      The separation agreement between Alcan and us, provides that we will assume all liabilities under, or otherwise relating to, derivatives and similar obligations primarily related to our business. Initially, Alcan may continue to perform obligations under such derivatives and similar obligations on our behalf, but all amounts paid to or received from third parties will be charged to or credited to us. Clearly defined policies and management controls govern all risk management activities. Derivative transactions are executed only with approved counterparties. Transactions in financial instruments for which there is no underlying exposure to our company are prohibited.

      Commodity price risk. Most aluminum rolled products are priced in two components: a pass-through aluminum price component based on the LME quotation and local market premia, plus a “margin over metal” or conversion charge based on the cost to roll the product. As a consequence, the aluminum price risk is largely absorbed by the customer. In situations where we offer customers fixed prices for future delivery of our products, we may enter into hedging contracts for the metal inputs in order to protect the profit on the conversion margin of the product. In addition, sales contracts currently representing approximately 20% of our total annual sales provide for a ceiling over which metal prices cannot contractually be passed through to our customers. We mitigate the risk of this metal price exposure through the purchase of metal hedging contracts or options.

      Foreign currency exchange risk. Exchange rate movements, particularly the euro, the Canadian dollar, the Brazilian real and the Korean won against the U.S. dollar, have an impact on our results. In Europe and Korea, where we have local currency conversion prices and operating costs, we benefit as the euro strengthens and Korean won weakens, but are adversely affected as the euro weakens but the Korean won strengthens. In Korea, a significant portion of the conversion prices for exports is U.S. dollar driven. In Canada and Brazil, we have operating costs denominated in local currency while our functional currency is the U.S. dollar. As a result we benefit from a weakening in local currencies but, conversely, are disadvantaged if they strengthen. In Brazil, this is partially offset by some sales that are denominated in real. In Europe and Korea where the local currency is also the functional currency, certain revenues, operating costs and debt are denominated in U.S. dollars. Foreign currency contracts may be used to hedge these economic exposures.

      Any negative impact of currency movements on the currency contracts that we have entered into to hedge identifiable foreign currency commitments to purchase or sell goods and services would be offset by an equal and opposite favourable exchange impact on the commitments being hedged. For accounting policies relating to currency contracts, see note 3 of our annual combined financial statements.

Sensitivities

Estimated annual effect on our net income:

	Change in	$ millions
	Rate/price	per year

Economic impact of changes in period-average U.S. dollar exchange rates
Euro	+10%	14
Korean won	+10%	(5)
Canadian dollar	+10%	(4)
Brazilian real	+10%	(8)

      Interest rate risk. Following the separation, we will be subject to interest rate risk related to the variable rate debt to be assumed or incurred in connection with the reorganization transactions and the financing transactions. For every 12.5 basis point increase in the assumed interest rate on the $2.875 billion of debt we will have following completion of the reorganization transactions and the financing transactions, our annual net income would be reduced by $3 million. We expect to manage this risk through the appropriate use of interest rate derivatives.

Critical Accounting Policies and Estimates

      We have prepared our combined financial statements in conformity with accounting principles generally accepted in the United States, and these statements necessarily include some amounts that are based on our informed judgments and estimates. Our accounting policies are discussed in note 3 of the combined financial statements. As discussed below, our financial condition or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies are those that require our more significant judgments and estimates used in the preparation of our combined financial statements.

Allocation of general corporate expenses

      Alcan has allocated general corporate expenses to us based on average head count and capital employed. Capital employed represents total assets less payables and accrued liabilities and deferred credits and other liabilities. Capital employed and average headcount are both indicative of the size of our businesses. A combination of these measures as a basis of allocation also mitigates unrepresentative fluctuations in the amounts allocated. The costs allocated were not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone company, nor were they indicative of costs that will be incurred in the future. The use of a different basis of allocation may result in a material change to the amounts reflected in the SA&G expense in the combined statements of income. The general corporate expenses allocation is primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to $24 million and $19 million for the nine months ended September 30, 2004 and 2003, respectively, and $24 million, $28 million and $26 million for the years ended December 31, 2003, 2002 and 2001, respectively. Total head office costs, including the amounts allocated, amounted to $41 million and $30 million for the nine months ended September 30, 2004 and 2003, respectively and $42 million, $47 million and $40 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Post-retirement benefits

      The costs of pension and other post-retirement benefits are calculated based on assumptions determined by us, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefits obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates. These assumptions are subject to the risk of change as they require significant judgment and have inherent uncertainties that we may not be able to control.

      The two most significant assumptions used to calculate the obligations in respect of employee benefit plans are the discount rates for pension and other post-retirement benefits, and the expected return on assets.

      The discount rate for pension and other post-retirement benefits is the interest rate used to determine the present value of benefits. It is based on the yield on long-term high-quality corporate fixed income investments at the end of each fiscal year. The weighted-average discount rate was 5.8% as at December 31, 2003, compared to 5.6% for 2002 and 2001. An increase in the discount rate of 0.5%, assuming inflation remains unchanged, would have resulted in a reduction of approximately $23 million in the pension and other post-retirement obligations and in a reduction of approximately $2 million in the net periodic benefit cost. A reduction in the discount rate of 0.5%, assuming inflation remains unchanged, would have resulted in an increase of approximately $25 million in the pension and other post-retirement obligations and in an increase of approximately $3 million in the net periodic benefit cost.

      The calculation of the estimate of the expected return on assets is described in note 23, Post-Retirement Benefits, of the annual combined financial statements. The weighted-average expected return on assets was 8.0% for 2003, 5.0% for 2002 and 5.0% for 2001. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience. Over the 15-year period ended December 31, 2003, the average actual return on assets exceeded the expected return by 1.5% per year. A variation in the expected return on assets of 0.5% will result in a variation of approximately $1 million in the net periodic benefit cost.

Environmental liabilities

      Environmental expenses that are not legal asset retirement obligations are accrued on an undiscounted basis when it becomes probable that a liability for past events exists. In determining whether a liability exists, we are required to make judgments as to the probability of a future event occurring. These judgments are subject to the risk of change, as they depend on events that may or may not occur in the future. If our judgments differ from those of legal or regulatory authorities, the provisions for environmental expense could increase or decrease significantly in future periods. Our environmental experts and internal and external legal counsel are consulted on all material environmental matters.

Property, plant and equipment

      Due to changing economic and other circumstances, we regularly review our property, plant and equipment, or PP&E. Accounting standards require that an impairment loss be recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset. As discussed in the notes to the combined financial statements, we reviewed specific PP&E for impairment in 2003 due to situations where circumstances indicated that the carrying value of specific assets could not be recovered. We made assumptions about the undiscounted sum of the expected future cash flows from these assets and determined that they were less than their carrying amount, resulting in the recognition of an impairment in accordance with U.S. GAAP. In estimating future cash flows, we use our internal plans. These plans reflect our best estimates; however they are subject to the risk of change as they have inherent uncertainties that we may not be able to control. Our actual results could differ significantly from those estimates. We cannot predict whether an event that triggers an impairment of PP&E will occur or when it will occur, nor can we estimate what effect it will have on the carrying values of our assets.

Income taxes

      The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our combined financial statements. Income tax assets and liabilities, both current and deferred, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability settled. We regularly review the recognized and unrecognized deferred income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, we must use judgment in assessing the potential for future recoverability while at the same time considering past experience. All available evidence is considered in determining the amount of a valuation allowance. If our interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Recently Issued Accounting Standards

Consolidation of Variable interest entities

      In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities,” in an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial statements of another entity. The FASB issued a revision to FIN 46 in December 2003. The interpretation requires “variable interest entities” to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. A company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. This interpretation applied to us commencing with the period ending March 31, 2004. For further details, refer to note 2 of the unaudited interim combined financial statements.

      In the combined financial statements as at December 31, 2003 and prior to December 31, 2003, we combined all entities in which we had control by ownership of a majority of voting interests. As a result of FIN 46, effective as at March 31, 2004, our combined balance sheet includes the assets and liabilities of Logan Aluminum Inc. (Logan), a variable interest entity for which we are the primary beneficiary. Logan manages a tolling arrangement for our company and an unrelated party.

      Upon adoption of FIN 46 as of March 31, 2004, assets of approximately $39 million and liabilities of approximately $39 million related to Logan that were previously not recorded on our combined balance sheet were recorded by us. There was no impact on the combined statements of income for the periods presented and no cumulative effect of an accounting change to recognize. The results of operations of this variable interest entity were included in our combined results beginning March 31, 2004 and did not have a material impact for the nine months ended September 30, 2004. Our investment, plus any unfunded pension liability, related to Logan totalled approximately $37 million as at September 30, 2004, representing our maximum exposure to loss. Creditors of Logan do not have recourse to our general credit as a result of including Logan in our financial statements.

Quantitative and qualitative disclosures about market risk

      Changes in interest rates, foreign exchange rates and the market price of aluminum are among the factors that can impact our cash flows.

Interest rates

      Historically, Alcan has centrally managed its financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. As the debt being carried in our historical combined financial statements does not necessarily reflect our debt capacity and financing requirements as a stand-alone company, we have not presented interest rate sensitivities for historical periods. You should generally read “Risk Factors” and the discussion under the heading “— Risks and uncertainties — Risk management.” For accounting policies on interest rate swaps used to hedge interest costs on certain debt, you should read note 3 of the annual combined financial statements.

Currency derivatives

      The schedule below presents fair value information and contract terms relevant to determining future cash flows categorized by expected maturity dates of our currency derivatives outstanding as at September 30, 2004. Virtually all currency derivatives are undertaken with Alcan.

								Total
								Nominal	Fair
		2004	2005	2006	2007	2008	2009	Amount	Value

		($ millions, except contract rates)
Forward contracts
To purchase USD against the foreign currency
GBP	Nominal amount	64	19	2	—	—	—	85	(2)
	Average contract rate	1.7838	1.6495	1.6349	—	—	—
To sell USD against the foreign currency
GBP	Nominal amount	76	15	1	—	—	—	92	1
	Average contract rate	1.7890	1.6451	1.6387	—	—	—
EUR	Nominal amount	24	16	—	—	—	—	40	2
	Average contract rate	1.1807	1.1745	—	—	—	—
To sell EUR against the foreign currency
USD	Nominal amount	103	146	50	38	—	—	337	(16)
	Average contract rate	1.1810	1.1719	1.1775	1.1982	—	—
GBP	Nominal amount	75	28	5	—	—	—	108	(1)
	Average contract rate	1.4705	1.4368	1.4269	—	—	—
To buy EUR against the foreign currency
GBP	Nominal amount	14	6	—	—	—	—	20	—
	Average contract rate	1.4384	1.4122	—	—	—	—

      The schedule below presents fair value information and contract terms relevant to determining future cash flows categorized by expected maturity dates of our currency derivatives outstanding as at December 31, 2003. Virtually all currency derivatives are undertaken with Alcan.

								Total
								Nominal	Fair
		2004	2005	2006	2007	2008	2009	Amount	Value

		($ millions, except contract rates)
Forward contracts
To purchase USD against the foreign currency
GBP	Nominal amount	20	5	—	—	—	—	25	(2)
	Average contract rate	1.6491	1.6663	—	—	—	—
To sell USD against the foreign currency
GBP	Nominal amount	15	8	1	—	—	—	24	3
	Average contract rate	1.5635	1.5516	1.5497	—	—	—
EUR	Nominal amount	36	4	—	—	—	—	40	4
	Average contract rate	1.1813	1.0559	—	—	—	—
To sell EUR against the foreign currency
USD	Nominal amount	195	57	6	1	—	—	259	(35)
	Average contract rate	1.1354	1.0985	1.0551	0.9097	—	—
GBP	Nominal amount	67	3	—	—	—	—	70	(1)
	Average contract rate	1.4288	1.3801	—	—	—	—
To buy EUR against the foreign currency
GBP	Nominal amount	29	4	—	—	—	—	33	1
	Average contract rate	1.4228	1.3912	—	—	—	—

      Any negative impact of currency movements on the currency contracts that we have entered into to hedge identifiable foreign currency commitments to purchase or sell goods and services, would be offset by an equal and opposite favourable exchange impact on the commitments being hedged. Transactions in currency related financial instruments for which there is no underlying foreign currency exchange rate exposure to us are prohibited. For our accounting policies relating to currency contracts, refer to note 3 of the annual combined financial statements.

Derivative commodity contracts

      Our aluminum forward contract positions, the counterparty of which is Alcan, are entered into to hedge future purchases of metal that are required for firm sales and purchase commitments to fabricated products customers and to hedge future sales. Consequently, any negative impact movements in the price of aluminum on the forward contracts would be offset by an equal and opposite impact on the sales and purchases being hedged.

      The effect of a reduction of 10% in aluminum prices on our aluminum forward contracts outstanding at September 30, 2004 would be to decrease our net income over the period ending December 31, 2007 by approximately $51 million ($15 million in 2004, $26 million in 2005, $6 million in 2006, and $4 million in 2007). These results reflect a 10% reduction from the September 30, 2004, three-month LME aluminum closing price of $1,846 per tonne and assume an equal 10% decrease has occurred throughout the aluminum forward price curve existing as at September 30, 2004.

      The effect of a reduction of 10% in aluminum prices on our aluminum forward contracts outstanding at December 31, 2003 would be to decrease our net income over the period ending December 31, 2006 by approximately $74 million ($63 million in 2004, $10 million in 2005 and $1 million in 2006). These results reflect a 10% reduction from the December 31, 2003 three-month LME aluminum closing price of $1,600 per tonne and assume an equal 10% decrease has occurred throughout the aluminum forward price curve existing as at December 31, 2003.

MANAGEMENT

Our directors and executive officers

      We expect that our board of directors following the separation will be comprised of between nine and 15 directors. We also expect Brian W. Sturgell, our chief executive officer, to serve as a director following the separation. Our directors’ terms will expire at each annual shareholders meeting.

      The following table sets forth information as to persons who we currently expect will serve as our directors immediately following the separation. Biographical details for each of our directors are also set forth below.

Name	Age	Position

Brian W. Sturgell	55	Director and Chief Executive Officer
J.E. Newall, O.C.	69	Non-Executive Chairman of the Board
Jacques Bougie, O.C.	57	Director
Charles G. Cavell	62	Director
Clarence J. Chandran	55	Director
C. Roberto Cordaro	54	Director
Helmut Eschwey	55	Director
Suzanne Labarge	58	Director
William T. Monahan	57	Director
Rudolf Rupprecht	64	Director
Edward Yang	59	Director

      Brian W. Sturgell will be our Chief Executive Officer and Director following the separation. Mr. Sturgell has 31 years of experience in the aluminum business and has worked for Alcan for the past 15 years. Since January 2002, Mr. Sturgell has been Executive Vice President and a member of the Office of the President, at Alcan, and responsible for Alcan’s Rolled Products Americas and Asia, Rolled Products Europe and Packaging business groups. In this role, he oversaw the global operations of Alcan’s rolled products and packaging businesses. Mr. Sturgell has held several positions with Alcan: Executive Vice President, Aluminum Fabrication, Americas and Asia (from November 2000 to January 2002), Executive Vice President, Corporate Development (from January 1999 to November 2000), Executive Vice President, Asia/ Pacific (July 1997 to January 1999) and Executive Vice President, Fabricated Products, North America and President of Alcan Aluminum Corporation (from January 1996 to July 1997). In 2004, Mr. Sturgell concluded a two-year term as Chairman of the U.S. Aluminum Association. He is a member of the board of directors for the U.S. National Association of Manufacturers. Born in Michigan in 1949, Mr. Sturgell graduated from Michigan State University with a bachelor of science degree. He has also attended the Executive Development Program at the Kellogg Graduate School at Northwestern University in the United States.

      J.E. Newall, O.C. has agreed to serve as the Non-Executive Chairman of our board of directors. Mr. Newall had been on the board of directors of Alcan since 1985. Mr. Newall has been Chairman of the board of directors of NOVA Chemicals Corporation (previously known as Nova Corporation) since 1998 and of Canadian Pacific Railway Limited since 2001. He was Vice Chairman and Chief Executive Officer of NOVA Chemicals Corporation from 1991 to 1998. He is also a Director of Maple Leaf Foods Inc. and the Royal Bank of Canada.

      Jacques Bougie, O.C. has agreed to serve as Director on our board of directors. Mr. Bougie was President and Chief Executive Officer of Alcan from 1993 to 2001 and was President and Chief Operating Officer of Alcan from 1989 to 1993. He is Chairman of the International Advisory Council of CGI Group Inc. and is a Director of NOVA Chemicals Corporation, McCain Foods Ltd., RONA Inc. and Abitibi Consolidated Inc.

      Charles G. Cavell has agreed to serve as Director on our board of directors. Mr. Cavell recently retired as President and Chief Executive Officer of Quebecor World Inc., one of the world’s largest commercial printers, with plants throughout Europe, South America and North America. He currently serves on the board of several commercial and charitable institutions and he is Vice Chairman of the Board of Governors of Concordia University.

      Clarence J. Chandran has agreed to serve as Director on our board of directors. Mr. Chandran is Chairman of the Chandran Family Foundation Inc. He retired as President, Business Process Services, of CGI Group Inc. in 2004 and retired as Chief Operating Officer of Nortel Networks Corporation in 2001. Mr. Chandran is also a Director of MDS Inc. and Chairman of the board of directors of Conros Corporation and was a Director of Alcan from 2001 to 2003.

      C. Roberto Cordaro has agreed to serve as Director on our board of directors. Mr. Cordaro is President, Chief Executive Officer and has been a Director of Nuvera Fuel Cells, Inc. since 2002. He was Chief Executive Officer of the Motor Coach Industries International from 2000 to 2001 and was Executive Vice President of Cummins Inc. from 1996 to 1999.

      Helmut Eschwey has agreed to serve as Director on our board of directors. Dr. Eschwey has been Chairman of the board of management of Heraeus Holding GmbH, in Germany since 2003. Prior to that, Dr. Eschwey was the head of the plastics technology business at SMS AG from 1994. Before he joined SMS AG, he held management positions at Freudenberg Group of Companies, Pirelli & C. S.p.A. and the Henkel Group.

      Suzanne Labarge has agreed to serve as Director on our board of directors. Ms. Labarge retired as Vice Chairman and Chief Risk Officer of the Royal Bank of Canada in September 2004. She was Executive Vice President, Corporate Treasury, of the Royal Bank of Canada from 1995 to 1998.

      William T. Monahan has agreed to serve as Director on our board of directors. Mr. Monahan is the retired Chairman and Chief Executive Officer of Imation Corporation, where he served in that capacity from its spin-off from 3M Co. in 1996 to May of 2004. Prior to that, he held numerous executive positions at 3M, including Group Vice President, Senior Vice President of 3M Italy and the Vice President of the Data Storage Division. Mr. Monahan is a Director of Pentair, Inc., Hutchinson Technology Inc. and Mosaic, Inc.

      Rudolf Rupprecht has agreed to serve as Director on our board of directors. Dr. Rupprecht has been Chairman of the executive board of MAN AG, in Germany since 1996. Prior to that, Dr. Rupprecht occupied various supervisory board positions within that company which he joined in 1966. Dr. Rupprecht is also a member of the supervisory boards of Salzgitter AG and WalterBau AG and is Chairman of the supervisory board of SMS GmbH.

      Edward Yang has agreed to serve as Director on our board of directors. Mr. Yang is Chief Executive Officer of the Netstar Group of Companies and is also Operating Partner at ING Barings Private Equity Partners Asia. Prior to his current role, Mr. Yang was also Corporate Senior Vice President and President of Asia Pacific at Electronic Data Systems Corporation from 1992 to 2000.

      The following table sets forth information as to executive officers of our company who are not directors. Biographical details for each of our executive officers who are not directors are also set forth below. None of the identified officers will retain their positions with Alcan after the separation.

Name	Age	Position

Martha Finn Brooks	45	Chief Operating Officer
Geoffrey P. Batt	57	Chief Financial Officer
Christopher Bark-Jones	58	President — Europe
Kevin Greenawalt	48	President — North America
Jack Morrison	52	President — Asia
Antonio Tadeu Coelho Nardocci	47	President — South America
Pierre Arseneault	48	Vice President, Strategic Planning and Information Technology
David Godsell	49	Vice President, Human Resources and Environment, Health and Safety
Brenda Pulley	46	Vice President, Corporate Affairs and Communications
Jo-Ann Longworth	43	Vice President and Controller
Orville G. Lunking	49	Vice President and Treasurer
David Kennedy	55	Corporate Secretary

      Martha Finn Brooks will be our Chief Operating Officer following the separation. Ms. Brooks joined Alcan as President and Chief Executive Officer of Alcan’s Rolled Products Americas and Asia business group in August 2002. Ms. Brooks leads three of Alcan’s business units, namely North America, Asia and Latin America. Prior to joining Alcan, Ms. Brooks was Vice President, Engine Business, Global Marketing: Sales at Cummins Inc., a manufacturer of service electric power generation systems, engines and related products. She was with Cummins Inc. for 16 years, where she held a variety of positions in strategy, international business development, marketing and sales, engineering and general management. Ms. Brooks is a member of the board of directors of International Paper Company, a member of the Board of Trustees of Manufactures Alliance, and a Trustee of the Hathaway Brown School. Born in 1959, Ms. Brooks holds a B.A. in Economics and Political Science and a Masters of Public and Private Management specializing in international business from Yale University in the United States.

      Geoffrey P. Batt will be our Chief Financial Officer following the separation. Mr. Batt retired from Alcan in January 2004 after a 29-year career as a senior financial manager with the company. A former Vice President and Financial Controller of Alcan’s Rolled Products Americas and Asia business group, Mr. Batt has held senior finance positions in Canada, Switzerland, the United Kingdom, and the United States. Mr. Batt joined Alcan in 1973 as an accountant in Kingston, Canada. In 1985 he was named Director of Planning and Finance of Alcan Enterprises North America in Montreal. Two years later he became Finance Director, New Business for Alcan Aluminium S.A. In 1988, he assumed the position of New Business Development Manager of British Alcan. He returned to Montreal in 1991 as Assistant Controller for Alcan Aluminium Limited. Mr. Batt became Treasurer of Alcan Aluminium Limited in 1997 and Chief Financial Officer of Alcan Europe in 1998. Born in 1947 and a native of Keynsham, England, Mr. Batt attended Queen’s University in Kingston, Ontario. In 1975, Mr. Batt received his accounting designation from The Certified General Accountant’s Association of Canada.

      Christopher Bark-Jones will be President of our European operations following the separation. Mr. Bark-Jones has been President and Chief Executive Officer, Alcan Rolled Products, Europe since January 2002. He has held several positions with Alcan: Vice President, Corporate Development and Chief Financial Officer, Alcan Europe (from August 2000 to January 2002) and Chairman and Chief Executive Officer of Indian Aluminum Company, Limited, a company listed on the Indian stock exchange (from October 1998 to August 2000). Mr. Bark-Jones was Chief Financial Officer of British Alcan Aluminium plc from July 1991 to June 1996, and Chief Financial Officer of Alcan Europe Ltd. from its formation on

June 1996 until October 1998. He has been Chairman of the European Aluminum Association since 2002. Before joining Alcan in 1978, Mr. Bark-Jones was an investment research analyst at Morgan Guarantee Trust Company. Born in 1946 in Liverpool, England Mr. Bark-Jones has an MA in economics from Cambridge University in England and an MBA from Insead Business School in France.

      Kevin Greenawalt will be President of our North American operations following the separation. Since April 2004, Mr. Greenawalt has been President, Rolled Products North America. Mr. Greenawalt has been with Alcan since 1983 holding various managerial positions in corporate and business planning, operations planning, manufacturing, sales and business unit management. Prior to the Rolled Products North America position, his most recent position at Alcan was Vice President, Manufacturing for Rolled Products Europe based in Zurich, Switzerland, where he was responsible for ten facilities in Germany, Switzerland, Italy and the United Kingdom. In the late 1990s, Mr. Greenawalt led the Alcan North American Light Gauge Products business unit. Born in 1956, Mr. Greenawalt holds an MBA and a Bachelor of Science in Industrial Administration from Carnegie-Mellon University in United States. He participated in the International Masters for Practicing Managers program (UK, Canada, India, Japan, France) and was trained in Japan in Kaizen and Lean Manufacturing.

      Jack Morrison will be President of our Asian operations following the separation. Since June 2000, he has been President, Rolled Products Asia and Chief Executive Officer of Alcan Taihan Aluminum Limited. Mr. Morrison has been responsible for Aluminium Company of Malaysia since November 2001. Mr. Morrison has over 30 years experience in the aluminum industry having worked for Alcoa, Consolidated Aluminum prior to joining Alcan in 1981. Prior to his assignment in Asia, Mr. Morrison was President, Alcan Sheet Products, North America located in Cleveland, Ohio, United States. Born in 1952, Mr. Morrison holds a Bachelor of Science in Industrial Management from Purdue University in the United States.

      Antonio Tadeu Coelho Nardocci will be President of our South American operations following the separation. Mr. Coelho Nardocci joined Alcan in 1980. Since March 2002, he was President, Rolled Products South America. Prior to that, he was Vice President of Rolled Products operations in Southeast Asia and Managing Director of Alcom — Aluminum Company of Malaysia in Kuala Lumpur, Malaysia. Born in São Paulo, Brazil in 1957, Mr. Nardocci graduated from the University of São Paulo with a degree in metallurgy. Mr. Nardocci is a member of the executive board of the Brazilian Aluminum Association.

      Pierre Arseneault will be our Vice President, Strategic Planning and Information Technology following the separation where he will be responsible for developing our global strategic planning efforts and leading our organization’s information technology function. Mr. Arseneault joined Alcan in 1981. Mr. Arseneault has been Vice President of Alcan since December 2003. In his 23 years with Alcan, he has held different key positions. He led the Pechiney integration from December 2003 to May 2004. He was President of Rolled Products North America from August 2001 to December 2003 and President of light gauge in North America and Asia from August 2000 to August 2001. From April 1997 until August 2000, based in Asia, Mr. Arseneault held the position of Vice President of South East Asia. During the prior 15 years, he held different positions in Alcan’s Primary Metal group. Born in 1956 in Victoriaville, Canada, Mr. Arseneault graduated from Polytechnique University, where he earned a Bachelor’s Degree in Industrial Engineering. He also has a Masters Degree in international management from the International Masters Program in Practicing Management (IMPM), a cooperative venture of business schools in five countries around the world — Canada, England, France, India, and Japan.

      David Godsell will be our Vice President, Human Resources and Environment, Health and Safety following the separation. In this position, he will have global responsibilities for all aspects of our organization’s human resource function as well as environment, health and safety. Mr. Godsell joined Alcan in 1979. After joining Alcan, he held human resources positions of increasing responsibility within the downstream Alcan fabrication group before transferring to Alcan’s smelting company in British Columbia. Since 1996, Mr. Godsell has been Vice President of Human Resources and Environment, Health and Safety for Alcan Rolled Products Americas and Asia. Mr. Godsell began his career with the

Continental Can Company in 1978 prior to joining Alcan. Born in 1955, Mr. Godsell holds a Bachelor of Arts in Economics from Carleton University in Ottawa, Canada.

      Brenda D. Pulley will be our Vice President, Corporate Affairs and Communications following the separation where she will have global responsibility for our organization’s corporate affairs and communication efforts, which include branding, strategic planning, and internal and external communications. She was Vice President, Corporate Affairs and Government Relations of Alcan from September 2000 to 2004. Upon joining Alcan in 1998, Ms. Pulley was named Director, Government Relations. She has served as Legislative Assistant to Congressman Ike Skelton of Missouri and to the U.S. House of Representatives Subcommittee on Small Business, specializing in energy, environment, and international trade issues. She also served as Executive Director for the National Association of Chemical Recyclers, and Director, Federal Government Relations for Safety-Kleen Corp. Ms. Pulley currently serves as the Chairperson for America Recycles Day and on the board of directors for the League of American Bicyclists. Born in 1958, Ms. Pulley earned her Bachelor of Science degree from Central Missouri State University in the United States majoring in Social Science, with a minor in communications.

      Jo-Ann Longworth will be our Vice President and Controller following the separation. Since August 2003, Ms. Longworth has been Vice President and Business Finance Director for Rolled Products Americas and Asia in Cleveland, Ohio, United States. Ms. Longworth joined Alcan in 1989 and has progressed through a series of financial positions with several Alcan businesses. After starting her career in the Controller’s department as Manager of Accounting Research in Montreal, she subsequently became the controller for Alcan’s North American Foil Products division in Toronto in 1993 before moving to Jamaica three years later as Chief Financial Officer of the bauxite and alumina facilities there. In 2000, Ms. Longworth relocated back to Montreal and held the post of Financial Director in the Primary Metals Group for Quebec and United States prior to becoming Director, Investor Relations for Alcan in 2002. Before joining Alcan, Ms. Longworth was an audit manager at Price Waterhouse. Born in Montreal in 1961, she attended Concordia and McGill universities and is a Canadian Chartered Accountant.

      Orville G. Lunking will be our Vice President and Treasurer following the separation. Since August 2001, Mr. Lunking has been the Corporate Treasurer of Smithfield Foods, Inc. Previously, from July 1997 to August 2001, Mr. Lunking was the Assistant Treasurer for Sara Lee Corporation. From 1991 to July 2001, Mr. Lunking was the Director of Global Finance for AlliedSignal Inc., now known as Honeywell International Inc. Mr. Lunking also worked for seven years, from 1984 to 1991, as a senior associate and then Vice President in a broad range of corporate financial service areas at Bankers Trust in New York. He began his career in the Treasurer’s Office of General Motors in New York, from 1981 to 1984. Mr. Lunking was born in Johannesburg, South Africa in 1955 and graduated with an undergraduate degree in geography from Dartmouth College and an MBA in finance from the Wharton School of the University of Pennsylvania.

      David Kennedy will be our Corporate Secretary. Since joining Alcan in 1979, Mr. Kennedy has held various legal and business positions within the Canadian downstream businesses of the Alcan Group, including Senior Counsel, with a general focus on business transactions. Since 1997 he has served as counsel to global projects related to Y2K and most recently Alcan’s TARGET project responding to evolving public policies to address global warming. In his capacity as Manager Code of Conduct from 1997 to 2000, Mr. Kennedy provided leadership and advice in the administration of Alcan’s Code of Conduct, a document reflecting the legal-ethical framework in which Alcan conducts its operations throughout the world. Mr. Kennedy is a member of a number of professional and business associations, including the Canadian Bar Association. From 1990 to 1998 he served as Chairman of the Competition Law Policy Committee, Canadian Alliance of Manufacturers and Exporters. He is presently a Director of the Canadian Centre of Ethics and Corporate Policy, the Canadian German Chamber of Commerce and Family Awareness of Mental Health Everywhere. Born in 1949, Mr. Kennedy is a graduate of the University of Western Ontario and University of Toronto Law School. He has been a member of the Ontario bar since 1976.

Annual meeting

      Our first annual meeting of shareholders after the separation will be held prior to June 30, 2006. This will be an annual meeting of shareholders for the election of directors. The annual meeting will be held at a place in North America and on such date as may be fixed by our board of directors.

Corporate governance policies

      We are committed to the highest levels of corporate governance practices, which are essential to our success and to the enhancement of shareholder value. We expect our shares to be listed on the Toronto and New York stock exchanges and to make the required filings with the Canadian and United States securities regulators. Accordingly, we will be subject to a variety of corporate governance and disclosure requirements. We expect our corporate governance practices will meet or exceed the Toronto Stock Exchange Corporate Governance Guidelines, or the TSX Guidelines, and the applicable New York Stock Exchange and other stock exchange and regulatory requirements and ensure transparency and effective governance of our company. Our board of directors will regularly review our corporate governance practices in light of developing requirements in this field. As new provisions come into effect, our board of directors will reassess our corporate governance practices and implement changes where appropriate. The following is an overview of our corporate governance practices.

Our board of directors

      Our board of directors has the responsibility for stewardship of our company, including the responsibility to ensure that we are managed in the interest of our shareholders as a whole, while taking into account the interests of other stakeholders.

      Our board of directors will supervise the management of our business and affairs and discharge its duties and obligations in accordance with the provisions of (1) the CBCA, (2) our articles of incorporation and by-laws, (3) the charters of our board of directors and committees of our board of directors, and (4) other applicable legislation and company policies.

      We expect that our corporate governance practices will require that, in addition to statutory requirements, the following matters be subject to approval by our board of directors:

•	capital expenditure budgets and significant investments and divestments;

•	our strategic and value-maximizing plans;

•	the number of directors, within the limits provided in our articles of incorporation; and

•	any matter which may have the potential for important impact on our company.

Independence of our board of directors

      Care will be taken to ensure that our board of directors consists of a substantial majority of individuals who qualify as directors who are unrelated to and independent of management, in accordance with stock exchange requirements.

      To assist in determining the independence of its members, our board of directors is planning to establish Guidelines on the Independence of the Directors of Novelis, or the Guidelines on Independence.

      We expect that the definition of an independent director under the Guidelines on Independence will encompass both the definition of an “unrelated” director within the meaning of the TSX Guidelines and of an “independent” director within the meaning of the rules of the New York Stock Exchange. Such a director must not have any material relationship with us, either directly or as a partner, shareholder or officer of a company that has a relationship with us and must not have an interest or relationship which could reasonably be perceived to interfere with his or her ability to act with a view to the best interest of our company (an “independent director”).

      We also expect the Guidelines on Independence will establish an additional, more stringent, definition of independence for members of our audit, human resources and nominating committees. This heightened definition of independence would correspond to the audit committee member independence qualification within the meaning of the U.S. Sarbanes-Oxley Act of 2002, or SOX. To meet the SOX audit committee qualification, a director must not, directly or indirectly, accept any consulting, advisory or other compensatory fee from us (except in his or her capacity as director) and may not be an affiliated person of the company or any subsidiary other than in his or her capacity as a member of the board or any committee of the board.

Committees of our board of directors

      Our board of directors plans to establish four committees prior to or immediately following the separation: an audit committee, a corporate governance committee, a human resources committee and a customer relations committee. We expect that each committee will be constituted by its own charter. We further expect that our audit, human resources and nominating committees will be made up exclusively of independent directors. We also expect that a nominating committee will be constituted as a subcommittee of the corporate governance committee and that environment, health and safety matters will be dealt with by the human resources committee.

Audit committee

      The audit committee will be established in accordance with the requirements of the CBCA, stock exchange rules and applicable securities laws and regulations and composed entirely of independent directors. Its roles and responsibilities will be set out in its charter. At least one member of our audit committee will be an audit committee financial expert as defined in section 407 of SOX. The audit committee’s main objective is to provide an effective overview of our financial reporting process and internal control functions. It will assist our board of directors in fulfilling its functions relating to corporate accounting and reporting practices, as well as overseeing financial and accounting controls and reviewing and approving financial statements and proposals for the issuance of securities. The audit committee will also identify the principal risks of our business such as volatility in metal price, raw material and energy costs and foreign exchange rates and will oversee the implementation of appropriate measures to manage such risks, including policies and standards relating to risk management.

      With respect to compliance and disclosure matters, the audit committee will assist us in ensuring that we make timely disclosure of activities that would materially impact our financial statements, that all potential claims against us have been properly evaluated, accounted for and disclosed, and that regular updates are received regarding certain of our policies and practices.

      The audit committee will review financial information prepared in accordance with U.S. GAAP and non-GAAP financial information in its various forms, including quarterly earnings releases. It will also review major accounting issues that arise and expected changes in accounting standards and processes that may impact us.

      The audit committee will have direct communication with our external and internal auditors and meet privately on a regular basis with each of the external and internal auditors and senior members of our financial management. It will make the recommendation of external auditors for appointment by our shareholders, review their degree of independence and receive and review regular reports from them. The chairman of the audit committee will review the terms of engagement of our external auditors and sign the external auditor’s audit engagement letter. The audit committee will also discuss with our external auditors the quality and not just the acceptability of our accounting principles and obtain their assurance that the audit was conducted in a manner consistent with applicable laws and regulations. We expect to implement a formal procedure that establishes rules on our employment of former employees of our auditors.

      The audit committee will assist us in ensuring that our process for monitoring compliance with, and dealing with violations of, our code of conduct, which is described below, is established and updated. In particular, the audit committee will establish procedures in relation to complaints or concerns that may be received by us involving accounting or audit matters, including the anonymous handling thereof.

Corporate governance committee

      The corporate governance committee will have the broad responsibility of regularly reviewing our corporate governance practices in general. We anticipate that our corporate governance committee will be composed of a majority of independent directors, and entirely of non-executive directors.

      One of the corporate governance committee’s main duties will be to maintain an overview of the composition and size of our board of directors. We anticipate that the charter of the corporate governance committee will provide that a subcommittee, as described below under “— Nominating committee,” will be responsible for nominating new directors. The corporate governance committee will develop position descriptions for our board of directors, the chairman of our board of directors and our chief executive officer and will approve our chief executive officer’s corporate objectives.

      The corporate governance committee will assess and ensure on an annual basis the effectiveness of our board of directors as a whole, of each committee of our board of directors and the contribution of individual directors, including our chief executive officer. Each director will complete a survey of board effectiveness on an annual basis which we anticipate will cover the subjects under the categories of board composition, responsibility, meetings and committees. As part of this survey, each of our directors will be asked to complete a self-evaluation and an evaluation of other individual members of our board of directors. The corporate governance committee will also assess our board’s relationship with management and recommend, where necessary, limits on our management’s authority to act without explicit approval of our board of directors.

      We anticipate that the corporate governance committee’s mandate will also include recommending levels of compensation for our directors. To this end, the corporate governance committee would consider recommendations from the human resources committee and consider factors such as time commitment, risks and responsibilities.

Nominating committee

      We anticipate that the nominating committee will be a subcommittee of the corporate governance committee, composed entirely of independent directors. It will review candidates for nomination as directors and these nominees will be recommended as candidates for election to our board of directors. The delegation of power to the nominating committee will be provided in the charter of the corporate governance committee. The nominating committee when reviewing candidates will take into consideration factors such as judgment, independence, skill, diversity and business experience of the individual candidates and their expected contribution to the skills set of our board of directors as a whole. The minimum qualifications to be met by our directors will be established in the charter of our board of directors. The nominating committee will be allowed to employ third party search firms for identifying and evaluating nominees.

      We do not anticipate having a specific policy regarding nominations to our board of directors made by our shareholders. However, shareholders representing five percent or more of our shares entitled to vote may propose nominees for election as directors by following the procedures set out in the CBCA.

Human resources committee

      The human resources committee will have the broad responsibility to review human resources policy and employee relations matters and to make recommendations with respect to such matters to our board of directors or our chief executive officer, as appropriate. We anticipate that the human resources committee will be composed entirely of independent directors. Its specific roles and responsibilities will be set out in its charter. The human resources committee will periodically review the effectiveness of our overall management organization structure and succession planning for senior management, review recommendations for the appointment of executive officers, and consider and make recommendations to our board of directors based on trends and developments in the area of human resource management.

      The human resources committee will establish our general compensation philosophy and oversee the development and implementation of compensation policies and programs. It will also review and approve the level of and/or changes in the compensation of individual executive officers, taking into consideration individual performance and competitive compensation practices.

      The human resources committee will have the responsibility of reviewing our policy, management practices and performance in environment, health and safety matters and making recommendations to our board of directors on such matters in light of current and changing requirements. The human resources committee will also review, assess and provide advice to our board of directors on policy, legal, regulatory and consumer trends and developments related to the environment, as they impact us, our employees, businesses, processes and products.

Customer relations committee

      The customer relations committee will have the responsibility of reviewing and guiding our progress in becoming a more market and customer-focused company. This committee will assess our management practices and performance in the areas of brand development, customer satisfaction, market perceptions of Novelis, customer relationships and market segment analysis, among others. The customer relations committee will review our customer relationships and provide advice to our board of directors on trends in marketing and sales best practices in other industries as relevant to our company’s growth.

Code of conduct

      We expect to adopt a code of conduct that will govern all our employees as well as our directors. As an annex to the code and supplemental thereto, we will adopt a code of ethics for senior financial officers including the chief executive officer, the chief financial officer and controller. Copies of those documents will be posted on our internet site to emphasize the importance we place on adherence to the highest ethical standards. We will promptly disclose any future amendments to these codes on our internet site.

      We also expect to have “whistleblower” procedures so that an employee can anonymously report concerns that he or she may have regarding compliance with corporate policies, the code of conduct, applicable laws or auditing and accounting matters.

Director compensation

      We anticipate that each non-executive director of our company will be entitled to receive compensation equal to $150,000 per year, payable quarterly, except that the directors who are members of our audit committee will be entitled to $155,000. We further anticipate that the chairman of our board of directors will be entitled to receive compensation equal to $350,000 per year, and the chairman of our audit committee will be entitled to receive $175,000 per year. We intend to adopt a non-executive deferred share unit plan. We expect that 50% of our directors’ compensation will be required to be paid in the form of director’s deferred share units, or DDSUs, and 50% in the form of either cash or additional DDSUs at the election of each non-executive director. An employee of our company who is a director is not entitled to receive fees for serving on our board of directors.

      Because we expect at least half of the non-executive directors’ compensation will be paid in DDSUs, they are not required to own a specific amount of our shares. DDSUs are the economic equivalent of shares. A director cannot redeem the accumulated DDSUs until he or she ceases to be a member of our board of directors.

      Our board of directors believes that compensation in the form of DDSUs together with the requirement for our non-executive directors to retain all DDSUs until retirement help to align the interests of our non-executive directors with those of our shareholders.

      The number of DDSUs to be credited each quarter will be determined by dividing the quarterly amount payable by the average per share price of our shares on the Toronto and New York stock exchanges on the last five trading days of the quarter. Additional DDSUs will be credited to each non-executive director corresponding to dividends declared on our shares. The DDSUs are redeemable only upon termination of the directorship as a result of retirement, resignation or death. The amount to be paid by us upon redemption will be calculated by multiplying the accumulated balance of DDSUs by the average per share price of our shares on those exchanges at the time of redemption.

      Our non-executive directors are entitled to reimbursement for transportation and other expenses incurred in attending meetings of our board of directors and meetings of committees of our board of directors. Our non-executive directors who are not Canadian residents are entitled to reimbursement for tax advice related to compensation.

Executive compensation

      The human resources committee will be responsible for administering the compensation program for our executive officers. Our executive compensation program will be based upon a pay-for-performance philosophy. Under our program, an executive’s compensation will be based on three components, namely, base salary, annual incentives and long term incentives.

Base salary

      We anticipate that the target salary will be the mid-point of a salary range for an executive officer and reflect the competitive level of similar positions in the compensation peer groups. The companies identified as part of our peer group are comparable to us in terms of size, industry sector and level of international sophistication. Actual base salaries for executive officers will reflect the individual’s performance and contribution to our company. Base salaries of our executive officers will be reviewed annually and any proposed changes will be approved by the human resources committee.

Annual incentives

      Our short term incentive plan will be administered by the human resources committee, and will have two components, each based on a different aspect of our performance: (1) 90% of the incentive opportunity of an executive will be based on our overall profitability as measured against a yet-to-be-determined financial measure, and (2) 10% of the incentive opportunity of an executive will be based on the achievement of certain customer relations criteria as well as environment, health and safety objectives as measured against pre-established targets. For each position, a target award will be set (expressed as “percent of target base salary”) reflecting both the responsibilities of the position and the competitive compensation levels.

      We expect to review our annual incentives program during 2005 in order to make recommendations to our human resources committee by the end of 2005. We expect these recommendations will be implemented by January 2006.

Long term incentives

      The purpose of our long term incentives is to attract and retain employees and to encourage them to contribute to our growth and long term success. We anticipate that our long term incentives will include stock options. The number of options granted will be based on the level of an executive’s position, the executive’s performance in the prior year and the executive’s potential for continued sustained contributions to our success. Stock options will only produce value to executives if our share price appreciates, thereby directly linking the interests of executives with those of our shareholders. We anticipate further that stock price appreciation units may be granted instead of options to certain employees due to certain local conditions of their country of residence. A stock price appreciation unit is a right to receive cash in an amount equal to the excess of the per share market value of our shares on the date of exercise of a stock price appreciation unit over the per share market value of our shares as of the date of grant of such stock price appreciation unit.

      The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on the salary and bonus compensation received from Alcan, were the most highly compensated of our executive officers for the year ended December 31, 2003. All information set forth in this table reflects compensation earned by these individuals for service with Alcan for the year ended December 31, 2003.

						Long term Compensation
						Awards(i)
		Annual Compensation
							Shares Underlying
			Bonus				Options Granted/
			(Executive			Restricted	Stock Price
			Performance	Other Annual		Share	Appreciation	All Other
		Salary	Award)(ii)	Compensation		Units	Units(iii)(iv)	Compensation(v)
Name and Principal Position	Year	(in $)	(in $)	(in $)		($CAN)	(#)	(in $)

Brian W. Sturgell,
Director and Chief Executive Officer	2003	600,000	561,845	254,115	(vi)	404,815 (vii)	69,600	29,679	(viii)
Martha Finn Brooks,
Chief Operating Officer	2003	440,000	445,608	32,661	(ix)	0	36,000	16,440
Chris Bark-Jones,
President — Europe	2003	375,000	465,972	9,659	(x)	0	27,600 (xi)	8,348
Pierre Arseneault,
Vice President Strategic Planning and Information Technology	2003	272,000	186,045	23,145	(xii)	0	9,900	10,880
Geoffrey P. Batt,
Chief Financial Officer	2003	246,337	148,350	9,658	(xii)	0	7,500	12,573

(i)	There were no long term incentive plan payouts.

(ii)	Alcan’s executive performance award plan, or EPA Plan, has two components, each based on a different aspect of performance: (1) the profitability of Alcan as measured by economic value added, or EVA (a registered trademark of Stern Stewart & Co.), and (2) the performance of Alcan relative to environment, health and safety, or EHS, objectives. For each position a target award is set (expressed as “percent of target base salary”) reflecting both the responsibilities of the position and the competitive compensation levels. The first component is 90% of the incentive compensation opportunity of an executive and is based on the overall profitability of Alcan as measured against the quantifiable financial metric EVA. The incentive compensation for executive officers who are part of Alcan’s corporate head office is contingent upon performance versus the pre-established EVA target for Alcan, while the incentive compensation for executive officers who are responsible for a business group is contingent on meeting the pre-established EVA objectives of their respective business group. The second component is 10% of the incentive compensation opportunity of an executive and is based on the achievement of the EHS objectives as measured against pre-established targets. The overall award paid is the sum of the weighted results of each component (i.e., EVA and EHS) modified by the rating for the individual performance and contribution to Alcan. The award paid may vary from zero when the results achieved are less than the minimum threshold set by Alcan’s human resources committee, to 200% of the target award when the results achieved are at or exceed the maximum level which was set by Alcan’s human resources committee.

(iii)	See “— Grants of Alcan stock price appreciation units” below for a description of the stock price appreciation unit plan.

(iv)	The Alcan executive share option plan provides for the granting to senior employees of non-transferable options to purchase Alcan common shares. Certain executive officers and other management employees of Alcan have received over the years options under one or more of the seven classes of Alcan options, namely A, B, C, D, E and F Options. With respect to the five executive officers named in the table above, only the C Options are applicable for the year 2003. See “— Grants of Alcan stock options” below for a description of the C Options.

(v)	Compensation benefits made available to the named executive officers under various plans included those under (1) the Alcan TSR plan described below under “— Alcan total shareholder return performance plan,” (2) retirement benefit plans, (3) life insurance plans, and (4) savings plans.

(vi)	Amount includes a tax adjustment of $219,155 so that net income after taxes was not less than it would have been in the United States.

(vii)	Granted as 7,175 Alcan restricted share units based on the market value of the Alcan shares on the date of grant, which was $CAN56.42. Alcan employees who become Novelis employees at the separation and who hold restricted share units will be entitled to receive a payment of the value of those units from Alcan.

(viii)	Includes Alcan matching payments under the U.S. savings plan earnings of $16,875.

(ix)	Amount includes $11,520 in a plan for professional financial advice and for club membership fees and $13,033 for housing assistance.

(x)	Amount includes $4,839 for automobile usage and $3,217 for professional financial advice.

(xi)	Granted as Alcan stock price appreciation units, or SPAUs.

(xii)	Amount includes $7,008 in a plan for professional financial advice and for club membership fees.

Other compensation

      In addition to benefits under stock option or stock price appreciation unit plans, compensation benefits made available to senior employees will include (1) retirement benefit plans, (2) life insurance plans, (3) savings plans, (4) plans for the use of automobiles, (5) plans for professional financial advice and for club membership fees, and (6) in applicable cases, expatriate benefits, tax equalization payments and housing assistance.

Alcan stock options

Grants of Alcan stock options

      The Alcan executive share option plan provides for the granting to senior employees of non-transferable options to purchase Alcan common shares. Throughout the years, various series with each its own conditions have been granted to senior employees. Since September 23, 1998, the Alcan executive share option plan has provided for options referred to as C Options. C Options are the only class of Alcan options applicable for the executive officers named in the compensation table under “— Executive compensation” for 2003. The exercise price per Alcan common share under C Options is set at not less than 100% of the market value of the Alcan common share on the effective date of the grant of each C Option. The C Option is exercisable (not earlier than three months after the effective date) in respect of one-third of the grant when the market value of the Alcan common share has increased by 20% over the exercise price, two-thirds of the grant when the market value of the Alcan common share has so increased by 40% and the entire amount of the grant when the market value of the Alcan common share has so increased by 60%. The market value of Alcan common shares must exceed those thresholds for at least 21 consecutive trading days. Those thresholds are waived 12 months prior to the expiry date, which is 10 years after the effective date. In the event of death or retirement, any remainder of this 10-year period in excess in excess of five years is reduced to five years, and the relevant thresholds are waived.

      The following table shows all grants of options to purchase Alcan common shares granted to the executive officers named in the compensation table under “— Executive compensation” above for the year ended December 31, 2003 under the Alcan executive share option plan.

						Potential realizable value
						at assumed annual rates
						of share price
			Percent of Total			appreciation for option
	Shares Under		Options Granted to			term ($CAN)(ii)
	Options Granted		Alcan Employees	Exercise Price
Name	(#)		in 2003	($CAN/Share)	Expiration Date	5%	10%

B. W. Sturgell	69,600	(i)	4.3	52.64	September 23, 2013	2,304,109	5,839,064
M. F. Brooks	36,000	(i)	2.2	52.64	September 23, 2013	1,191,780	3,020,206
P. Arseneault	9,900	(i)	0.6	52.64	September 23, 2013	327,740	830,557
G. P. Batt	7,500	(i)	0.5	52.64	January 1, 2009	115,260	256,362

(i)	Date of grant: September 24, 2003.

(ii)	Reflects the value of the stock option on the date of grant assuming (1) for the 5% column, a 5% annual rate of appreciation in Alcan common shares over the term of the option and (2) for the 10% column, a 10% annual rate of appreciation in Alcan common shares over the term of option, in each case without discounting to net present value and before income taxes associated with the exercise. The 5% and 10% assumed rates of appreciation are based on the rules of the SEC and do not represent our estimate or projection of the future price of Alcan common shares. The amounts in this table may not necessarily be achieved.

Exercise of Alcan stock options

      The following table shows aggregate exercises of options to purchase Alcan common shares in the fiscal year ended December 31, 2003 by the executive officers named in the compensation table under “— Executive compensation” above.

			Shares Underlying	Value of Unexercised
	Shares Acquired on		Unexercised Options at	In-the-Money Options at
	Exercise	Value Realized	Dec. 31, 2003(i)	December 31, 2003(i)
Name	(#)	($CAN)	(#)	($CAN)

B. W. Sturgell	1,000	25,430	E:167,450	E:2,925,825
			U:158,600	U:2,014,614
M. F. Brooks	0	0	E:48,601	E:605,933
			U:94,299	U:651,284
C. Bark-Jones	0	0	E:10,367	E:152,315
			U:2,333	U:33,059
P. Arseneault	0	0	E:11,134	E:221,193
			U:21,166	U:268,776
G. P. Batt	0	0	E:58,400	E:930,076
			U:0	U:0

(i)	E: Exercisable U: Unexercisable

      The above table summarizes, for each of the executive officers, (1) the number of Alcan common shares acquired by options exercised during 2003, (2) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise price of the option, (3) the total number of shares underlying unexercised options held at December 31, 2003 and (4) the aggregate value of unexercised in-the-money options at December 31, 2003, which is the difference between the exercise price of the options and the market value of the shares on December 31, 2003, which was $CAN60.55 per share. The aggregate values indicated with respect to unexercised in-the-

money options at year-end have not been, and may never be, realized. These options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the shares on the date of exercise.

Treatment of Alcan stock options

      As of the separation date, we will replace all of the options granted under the Alcan Executive Share Option Plan held by our employees, including our executive officers, with options to purchase our common shares. As of December 24, 2004, our employees held Alcan stock options covering a total of approximately 1,418,688 Alcan common shares at a weighted average exercise price per share of $CAN52.63. The volume-weighted average price of Alcan common shares on the Toronto Stock Exchange on December 24, 2004 was $CAN59.01. The number of common shares underlying, and the exercise price of, these replacement options will be based on the volume-weighted average price per share of Alcan common shares on the last trading day on the Toronto Stock Exchange immediately prior to the separation date and of our common shares on the first trading day on the Toronto Stock Exchange immediately after the separation date, the general intent being to maintain intrinsic value of the Alcan stock options held by our employees prior to the separation. Under the Alcan Executive Share Option Plan, options vested based upon Alcan’s stock price performance. All converted options that are vested on the separation date will continue to be vested. Any that are unvested will vest in four equal instalments on the anniversary of the separation date on each of the next four years.

Alcan stock price appreciation units

Grants of Alcan stock price appreciation units

      The Alcan stock price appreciation unit plan, or SPAU Plan, provides for the granting to senior employees of Alcan stock price appreciation units, or SPAUs. The SPAU Plan is administered by the Alcan human resources committee. A SPAU is a right to receive cash in an amount equal to the excess of the market value of Alcan common shares on the date of exercise of a SPAU over the market value of Alcan common shares as of the date of grant of such SPAU. SPAUs may be exercised in the same manner as C Options, described above. Grants are made under the SPAU Plan instead of under the Alcan executive share option plan due to certain local conditions of countries of the employees’ residence.

      The following table shows all grants of SPAUs granted to the executive officers named in the compensation table under “— Executive compensation” above for the year ended December 31, 2003 under the SPAU Plan.

					Potential realizable
					value at assumed
					rates of share price
					appreciation for
		Percent of total	Exercise price and		option term
	Shares granted	SPAUs granted	market value on		($CAN)(ii)
	under SPAUs	to employees in	date of grant
Name	(#)	2003	($CAN/share)	Expiration date	5%	10%

C. Bark-Jones	27,600 (i)	10.9	52.64	September 23, 2013	913,698	2,315,491

(i)	Date of grant: September 24, 2003

(ii)	Reflects the value of the SPAU on the date of grant assuming (1) for the 5% column, a 5% annual rate of appreciation in Alcan common shares over the term of the option and (2) for the 10% column, a 10% annual rate of appreciation in Alcan common shares over the term of the SPAU, in each case without discounting to net present value and before income taxes associated with the exercise. The 5% and 10% assumed rates of appreciation are based on the rules of the SEC and do not represent our estimate or projection of the future price of Alcan common shares. The amounts in this table may not necessarily be achieved.

Exercise of Alcan stock price appreciation units

      The following table shows aggregate exercises of SPAUs in the fiscal year ended December 31, 2003 by the executive officers named in the compensation table under “— Executive compensation” above.

Value of unexercised
			Unexercised SPAUs at	in-the-money SPAUs at
	SPAUs Exercised	Aggregate value realized	December 31, 2003 (i)	December 31, 2003
Name	(#)	($CAN)	(#)	($CAN)(i)

C. Bark-Jones	0	0	E:23,434	E:487,172
			U:43,566	U:521,176

(i)	E: Exercisable U: Unexercisable

      The above table summarizes, for Mr. Bark-Jones (1) the number of SPAUs exercised during 2003, (2) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise price of the SPAUs, (3) the total number of SPAUs unexercised held at December 31, 2003 and (4) the aggregate value of unexercised in-the-money SPAUs at December 31, 2003, which is the difference between the exercise price of the SPAUs and the market value of the shares on December 31, 2003, which was $CAN60.55 per share. The aggregate values indicated with respect to unexercised in-the-money SPAUs at fiscal year-end have not been, and may never be, realized. These SPAUs have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the shares on the date of exercise.

Treatment of Alcan stock price appreciation units

      As of the separation date, we will replace all of the Alcan stock price appreciation units held by our employees, including our executive officers, with our stock price appreciation units. As of December 24, 2004, our employees held approximately 228,168 stock price appreciation units at a weighted average exercise price per SPAU of $CAN54.03. The volume-weighted average price of Alcan common shares on the Toronto Stock Exchange on December 24, 2004 was $CAN59.01. The number, and the exercise price of, these replacement stock price appreciation units will be based on the volume-weighted average price per share of Alcan common shares on the last trading day on the Toronto Stock Exchange immediately prior to the separation date and of our common shares on the first trading day on the Toronto Stock Exchange immediately after the separation date, the general intent being to maintain intrinsic value of the Alcan stock price appreciation units held by our employees prior to the separation.

Alcan total shareholder return performance plan

      The Alcan total shareholder return performance plan, or TSR Plan, is a cash incentive plan that provides performance awards to eligible employees based on the Alcan share price and cumulative dividend yield performance relative to the performance of the companies included in the S&P Industrials Composite Index over a three-year period. The award amount, if any, is based on Alcan’s relative total shareholder return performance, as defined in the TSR Plan, and ranking of Alcan against the other companies in the S&P Industrials Composite Index at the end of the performance period. If Alcan’s total shareholder return performance ranks below the 30th percentile, the employee will not receive any award for that performance period. At the 30th percentile rank, the employee will be paid an award equal to 60% of the target for that performance period. At the 50th percentile rank, the employee will earn a payout of 100% of the target, and at or above the 75th percentile rank, the employee will earn a payout of 300%, which is the maximum payout. The actual amount of award (if any) will be prorated between the percentile rankings.

      The following table summarizes target cash performance award incentives in the fiscal year ended December 31, 2003 under the TSR Plan awarded to the executive officers named in the compensation table under “— Executive compensation” above.

	Securities, units		Estimated future payouts
	or other rights
Name	(#)(i)	Performance period	Threshold	Target	Maximum

				($)
B. W. Sturgell	0	10-01-03 to 09-30-06	0	970,500	2,911,500
M. Finn Brooks	0	10-01-03 to 09-30-06	0	500,000	1,500,000
C. Bark-Jones	0	10-01-03 to 09-30-06	0	383,300	1,149,900
P. Arseneault	0	10-01-03 to 09-30-06	0	134,600	403,800
G. P. Batt	0	10-01-03 to 09-30-06	0	102,500	307,500

(i)	The TSR Plan provides for a grant of a target cash award — no securities, units or other rights were awarded.

     Treatment of incentives granted under the Alcan total shareholder return performance plan

      As of the separation date, our employees who were eligible to participate in the TSR Plan will cease to actively participate in, and accrue benefits under, the TSR Plan. The current three-year performance periods, namely 2002 to 2005 and 2003 to 2006, will be truncated as of the date of the separation. The accrued award amounts for each participant in the TSR will then be converted into restricted share units in our company, which will vest at the end of each performance period, 2005 or 2006, as applicable. At the end of each performance period, each holder of restricted share units will receive the net proceeds based on our common share price at that time, including declared dividends.

Novelis pension and retirement benefits plans

      The following summarizes the material provisions of the benefits plans for officers we intend to adopt prior to or shortly following the separation. The terms of these plans have not been finalized and are being reviewed by us.

     Pension plans

Pension plan for officers

      Our human resources committee will designate participants to the pension plan for officers, or PPO. This plan will provide for pensions calculated on service up to 20 years as an officer of our company or of Alcan and eligible earnings which consist of the excess of the average annual salary and target short term incentive award during the 60 consecutive months when they were the greatest over eligible earnings in the U.S. Plan or the U.K. Plan, as applicable. Both the U.S. Plan and U.K. Plan are described below. Each provides for a maximum on eligible earnings that is set with reference to the position of the officer prior to being designated a PPO participant. The following table shows the percentage of eligible earnings in the PPO, payable upon normal retirement age after 60 according to years of service as an officer of our company or of Alcan.

Years as Officer

5	10	15	20

15%	30%	40%	50%

      The normal form of payment of pensions is a lifetime annuity. Pensions will not be subject to any deduction for social security or other offset amounts.

     Retirement benefits

U.S. Plan

      The U.S. Plan will provide for pensions calculated on service of up to 35 years and eligible earnings which consist of the average annual salary and the short term incentive award up to its target during the 36 consecutive months when they were the greatest.

      The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 according to years of service.

Years of Service

10	15	20	25	30	35

17%	25%	34%	42%	51%	59%

      The normal form of payment of pensions is a lifetime annuity with either a guaranteed minimum of 60 monthly payments or a 50% lifetime pension to the surviving spouse.

Individual pension undertakings

      Martha Finn Brooks will participate in the U.S. Plan. In addition, she will receive from us a supplemental pension equal to the excess, if any, of the pension she would have received from her employer prior to joining Alcan had she been covered by this employer’s pension plan until her termination/retirement from our company, over the sum of her pension from the U.S. Plan and the pension rights actually accrued with her previous employer.

      As a rehired retiree of Alcan, Geoffrey Batt will continue to receive monthly pension benefits in respect of his former service with Alcan, and he will be eligible for a supplemental retirement benefit based on his service with us for as long as we retain a defined benefit pension plan.

U.K. Plan

      The U.K. Plan will provide for pensions calculated on service of up to 40 years and eligible earnings, which consist of the average annual salary and the short term incentive award up to its target during the last 12 months before retirement.

      The following table shows estimated retirement benefits, expressed as a percentage of eligible earnings, payable upon normal retirement at age 65 according to years of service.

Years of Service

10	15	20	25	30	35

17%	26%	35%	43%	52%	60%

      The normal form of payment of pensions is a lifetime annuity with a guaranteed minimum of 60 monthly payments and a 60% lifetime pension to the surviving spouse.

Employment agreements

      We have entered into employment agreements with Brian W. Sturgell, our chief executive officer, Martha Finn Brooks, our chief operating officer, Chris Bark-Jones, president of our European operations, Pierre Arseneault, our vice president strategic planning and information technology, Geoffrey P. Batt, our chief financial officer, and other executive officers, setting out the terms and conditions of their employment. Under their respective employment agreements, Brian Sturgell will be entitled to a base salary of $985,000, Martha Finn Brooks will be entitled to a base salary of $655,000, Chris Bark-Jones will be entitled to a base salary of $440,611, Pierre Arsenault will be entitled to a base salary of $300,000 and Geoffrey Batt will be entitled to a base salary of $460,000. Each of these officers will also be entitled to annual bonus, long term incentives and other types of compensation, such as tax equalization and club memberships, that reflect the competitive level of similar positions in the compensation peer groups and that are similar to the benefits they received from Alcan. The companies identified as part of our peer group are comparable to us in terms of size and industry sector.

      These executives will also be eligible for change of control agreements that will be effective upon the occurrence of two events: (1) a change of control of our company, and (2) the termination of the executive officer’s employment with us by us without cause. In such cases, the executive officer will be entitled, depending on the individual in question, to an amount equal to either 24 or 36 months of their base salary and target short term incentive award and other applicable incentive plan guideline amounts. Change in control provisions will expire after 24 months of employment with us.

OWNERSHIP OF OUR SHARES

      None of our common shares will be issued or outstanding prior to the separation. To the extent our directors and officers own Alcan common shares at the time of the distribution, they will participate in the distribution on the same terms as other holders of Alcan common shares. In addition, following the distribution, we expect any Alcan stock-based awards held by these individuals will be converted to our stock-based awards. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common shares, immediately following the separation, by:

•	each person who is known by us to be the beneficial owner of 5 percent or more of our common shares;

•	each director, each director nominee, our chief executive officer and our four other most highly compensated officers identified in the “Management — Executive compensation” section above; and

•	all of our directors, director nominees and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of December 9, 2004 into common shares of Alcan are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

      The information below is based on the number of shares of Alcan common shares beneficially owned by each person or entity at December 9, 2004. The share amounts in the table, other than those representing Alcan stock-based awards that are to be converted following the separation, reflect the distribution ratio of one of our common shares for every five common shares of Alcan held by the listed person or entity. Under the Alcan Executive Share Option Plan, options vested based upon Alcan’s stock price performance. All converted options that are vested on the separation date will continue to be vested. Any that are unvested will vest in four equal instalments on the anniversary of the separation date on each of the next four years. The number of our common shares underlying converted Alcan stock-based awards cannot be determined until the end of the first trading day on the Toronto Stock Exchange following the separation. The percentage ownership of our common shares of each listed person or entity immediately following the separation will be approximately the same as the percentage ownership of such person or entity immediately prior to the separation and is calculated based on the number of Alcan common shares outstanding as of December 9, 2004. No individual director, director nominee or executive officer beneficially owns one percent or more of Alcan’s outstanding common shares. In addition, our directors, director nominees and executive officers as a group own less than one percent of Alcan’s outstanding common shares. Except as set forth below, following the separation, we do not expect any person to own more than five percent of our outstanding common shares.

      Except as otherwise noted in the footnotes below, the individual director or executive officer or the director or executive officer’s family member identified below has sole voting and investment power with respect to such securities. Following the separation, we will have outstanding an aggregate of 73,975,835 common shares based upon the common shares of Alcan outstanding on December 9, 2004, excluding treasury shares and assuming no exercise of options.

Directors’ and Executive Officers’ and Five Percent Holders’ Ownership After the Distribution

	Our common	Percentage of
Name and address of	shares beneficially	class after
beneficial owner*	owned(i)	the separation(ii)

FMR Corp.(iii) 82 Devonshire Street Boston, Massachusetts 02109	3,805,310
Brian W. Sturgell, Director and Chief Executive Officer(iv)	1,459
J.E. Newall, O.C., Non-Executive Chairman of the Board	916
Jacques Bougie, O.C., Director(v)
Charles G. Cavell, Director
Clarence J. Chandran, Director
C. Roberto Cordaro, Director
Helmut Eschwey, Director
Suzanne Labarge, Director
William T. Monahan, Director
Rudolf Rupprecht, Director
Edward Yang, Director
Martha Finn Brooks, Chief Operating Officer(vi)
Chris Bark-Jones, President Europe(vii)
Pierre Arseneault, Vice President Strategic Planning and Information Technology(viii)
Geoffrey P. Batt, Chief Financial Officer(ix)
Directors and executive officers as a group (23 persons)(x)

*	Unless otherwise indicated, the address for each individual listed is c/o Novelis Inc., 3399 Peachtree Road NE, Suite 1500, Atlanta, GA 30326.

(i)	The amounts included in this column represent the approximate number of our common shares which will be beneficially owned by the listed individuals based on the distribution ratio of one of our common shares for every five common shares of Alcan held on the record date. For a description of fractional interests in our shares, refer to “Description of Our Share Capital — Initial distribution of our common shares.”

(ii)	Percentage of class after the separation cannot be determined until the end of the first trading day on the Toronto Stock Exchange following the separation.

(iii)	The following information is based on Amendment No. 2 to Schedule 13G, dated February 16, 2004, filed with the Securities and Exchange Commission by FMR Corp. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 17,257,142 Alcan common shares as a result of acting as investment adviser to various investment companies. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 17,257,142 shares owned by the Funds. Neither FMR Corp., nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 553,742 Alcan common shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 553,742 shares and sole power to vote or to direct the voting of 521,200 shares, and no power to vote or to direct the voting of 32,542 shares owned by the institutional account(s). Strategic Advisers, Inc., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., provides investment advisory services to individuals. As such, FMR Corp.’s beneficial ownership includes 560 Alcan common shares beneficially owned through Strategic Advisors, Inc. Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Abigail Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders’ voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Fidelity International (“FIL”), Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 1,215,108 Alcan common shares and has the sole power to vote and the sole power to dispose of such shares. FMR Corp. and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 under the Securities Exchange Act. Amendment No. 2 to the Schedule 13G states that FMR Corp. is making the filing on a voluntary basis as if all the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

(iv)	As of December 9, 2004, Mr. Sturgell held options to purchase 379,700 Alcan common shares, none of which were exercisable.

(v)	As of December 9, 2004, Mr. Bougie held options to purchase 1,122,800 Alcan common shares, all of which were exercisable.

(vi)	As of December 9, 2004, Ms. Brooks held options to purchase 195,566 Alcan common shares, 45,334 of which were exercisable.

(vii)	As of December 9, 2004, Mr. Bark-Jones held options to purchase 2,333 Alcan common shares, none of which were exercisable.

(viii)	As of December 9, 2004, Mr. Arseneault held options to purchase 44,866 Alcan common shares, none of which were exercisable.

(ix)	As of December 9, 2004, Mr. Batt held options to purchase 19,800 Alcan common shares, all of which were exercisable.

(x)	As of December 9, 2004, our directors and executive officers as a group held 13,437 Alcan common shares, in respect of which they will receive approximately 2,687 of our shares following the separation. 1,500 of the Alcan common shares are shares over which the officer has sole investment power but does not have voting power. Also as of that date, our directors and executive officers as a group held options to purchase 1,904,996 Alcan shares, 1,205,034 of which were exercisable.

CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

      We have been advised by Ogilvy Renault, a general partnership, with respect to Canadian law, and by Sullivan & Cromwell LLP, with respect to United States law, regarding certain Canadian and United States federal income tax considerations relating to an investment in our common shares. For a description of the tax consequences to a holder of Alcan common shares of the receipt of our common shares in the distribution, see “Income Tax Considerations” in Alcan management’s proxy circular dated November 23, 2004.

      The discussion below is a summary of the principal United States and Canadian federal income tax considerations relating to an investment in our common shares. The discussion does not take into account the individual circumstances of any particular investor. Therefore, prospective investors in our common shares should consult their own tax advisors for advice concerning the tax consequences of an investment in our common shares based on their particular circumstances, including any consequences of an investment in our common shares arising under state, provincial or local tax laws or the tax laws of any jurisdiction other than the United States or Canada.

      Canada and the United States are parties to an income tax treaty and accompanying protocols (the “Canada-United States Income Tax Convention”). In general, the Canada-United States Income Tax Convention does not have an adverse effect on holders of our common shares.

Canadian Federal Income Tax Considerations

      In the opinion of our counsel, Ogilvy Renault, a general partnership (hereinafter “counsel”), the following is a summary of the principal Canadian federal income tax considerations generally applicable to the ownership and disposition of our common shares acquired by persons who, at all relevant times and for purposes of the Income Tax Act (Canada) (“Tax Act”), deal at arm’s length with us, are not affiliated with us and who hold or will hold our common shares as capital property (“holder”). The Tax Act contains provisions relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing (the “Mark-to-Market Rules”). This summary does not take into account the Mark-to-Market Rules and taxpayers that are “financial institutions” as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors. In addition, this opinion assumes that our common shares will, at all relevant times, be listed on a “prescribed stock exchange” for purposes of the Tax Act, which is currently defined to include both the Toronto Stock Exchange and the New York Stock Exchange.

      This summary is based upon the current provisions of the Tax Act and regulations thereunder (the “Regulations”) in force as at the date hereof, all specific proposals to amend the Tax Act and Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsels’ understanding of the current published administrative policies and practices of the Canada Revenue Agency. Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law or administrative practices or policies whether by judicial, regulatory, administrative or legislative action, nor does it take into account provincial, territorial or foreign tax laws or considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted or that they will be enacted in the form announced.

      This summary is of a general nature only and is not intended to be, nor should it be relied upon or construed to be, legal or tax advice to any particular prospective purchaser. This summary is not exhaustive of all possible income tax considerations under the Tax Act that may affect a holder. Accordingly, prospective purchasers of our common shares should consult their own tax advisors with respect to their own particular circumstances.

      All amounts relevant in computing the Canadian federal income tax liability of a holder are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

Residents of Canada

      This part of the summary is generally applicable to persons, who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty in force between Canada and another country, are resident of Canada.

Taxation of Dividends

      Dividends received or deemed to be received by an individual holder on our common shares will be included in the individual’s income and be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Taxable dividends received by an individual may be subject to alternative minimum tax under the Tax Act, depending on the particular circumstances of the individual.

      Dividends received by a holder that is a corporation will generally be deductible in computing such corporate holder’s taxable income. A holder that is a private corporation may be liable to pay refundable tax under Part IV of the Tax Act on dividends received on our common shares to the extent that such dividends are deductible in computing the corporation’s taxable income. A corporation other than a private corporation which is controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may also be liable to pay refundable tax under Part IV of the Tax Act.

Disposition of Shares

      In general, a disposition or a deemed disposition of our common shares will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of our common shares, net of reasonable costs of disposition, if any, exceed (or are exceeded by) the adjusted cost base of our common shares. For this purpose, the adjusted cost base of a holder of our common shares will generally be determined by averaging the cost of our common shares held at that time by the holder.

      One-half of a capital gain must be included in income as a taxable capital gain and one-half of a capital loss is an allowable capital loss. An allowable capital loss for a year may be deducted from any taxable capital gains of the holder in the year. Any allowable capital loss not deductible in the year may be deducted against taxable capital gains of the holder realized in any of the three preceding years or any subsequent year (in accordance with the rules contained in the Tax Act). A capital loss realized by a holder that is a corporation or a partnership or trust of which a corporation, trust or partnership is a member or beneficiary will be reduced by the amount of dividends received in certain circumstances. Capital gains realized by an individual may give rise to liability for alternative minimum tax.

Additional Refundable Tax

      A holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Non-Residents of Canada

      The following part of the summary is generally applicable to persons who, at all relevant times for the purposes of the Tax Act and any applicable income tax treaty in force between Canada and another country, are not, or are not deemed to be, resident in Canada.

Taxation of Dividends

      Dividends, including deemed dividends and stock dividends, paid or credited, or deemed to be paid or credited, to a non-resident of Canada on our common shares are subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of such dividends, subject to reduction under the provisions of any applicable income tax treaty. The Canada-United States Income Tax Convention generally reduces the rate of withholding tax to 15% of any dividends paid or credited, or deemed to be paid or credited, to holders who are residents of the United States for the purposes of the Canada-United States Income Tax Convention (or 5% in the case of corporate U.S. shareholders who are the beneficial owners of at least 10% of our voting stock).

Disposition of Shares

      Capital gains realized on the disposition of our common shares by a non-resident of Canada will not be subject to tax under the Tax Act unless such common shares are “taxable Canadian property” for purposes of the Tax Act. Our common shares will generally not be taxable Canadian property of a holder unless, at any time during the five-year period immediately preceding a disposition, the holder, persons with whom the holder did not deal at arm’s length or the holder together with such persons owned, had an interest in or had the right to acquire 25% or more of our issued shares of any class or series. Even if our common shares constitute taxable Canadian property to a particular holder, an exemption from tax under the Tax Act may be available under the provisions of any applicable income tax treaty, including the Canada-United States Income Tax Convention.

      For an explanation of the Canadian income tax consequences of the distribution, please see “Canadian Income Tax Consequences of the Distribution” in Alcan’s proxy circular.

United States Federal Income Taxation

      This section describes the material United States federal income tax consequences of owning our common shares. It applies to you only if you acquire our common shares in this distribution and you hold our common shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds our common shares as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Canada-United States Income Tax Convention. These laws are subject to change, possibly on a retroactive basis.

      You are a U.S. holder if you are a beneficial owner of our common shares and you are for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      A “non-U.S. holder” is a beneficial owner of our common shares that is not a United States person for United States federal income tax purposes.

                  You should consult your own tax advisor regarding the United States federal, state and local and the Canadian and other tax consequences of owning and disposing of our common shares in your particular circumstances.

      This section addresses only United States federal income taxation.

Taxation of Dividends

      U.S. Holders. Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding-period requirements. Because our common shares will be traded on the New York Stock Exchange, dividends we pay with respect to our common shares generally will be qualified dividend income.

      You must include any Canadian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If we pay dividends in Canadian dollars, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our common shares and thereafter as capital gain.

      Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-United States Income Tax Convention and paid over to Canada will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income,” and dividends paid in taxable years beginning after December 31, 2006 will be, depending on your circumstances, “passive” or “general” income, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

      Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of our common shares will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

      U.S. Holders. If you are a U.S. holder and you sell or otherwise dispose of our common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in our common shares. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of our common shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale, and certain other conditions exist.

      If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

      If you are a non-corporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of our common shares effected at a United States office of a broker.

      Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor, and

•	other dividend payments and the payment of the proceeds from the sale of our common shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person, and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of our common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

      In addition, a sale of our common shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

DESCRIPTION OF OUR SHARE CAPITAL

      The following information reflects our articles of incorporation and by-laws as these documents will be in effect at the time of the separation.

Authorized and outstanding share capital

      We may issue an unlimited number of common shares, first preferred shares and second preferred shares from time to time upon approval by our board of directors for such consideration as the board of directors decides appropriate, without the need for further shareholder authorization. The terms of any preferred shares, including dividend rates, conversion and voting rights, if any, redemption prices and similar matters will be determined by our board of directors prior to issuance.

      The table below reflects our share capital structure as it will be at the time of the separation, based on the number of beneficial shareholders and outstanding common shares of Alcan on December 24, 2004, excluding treasury shares and assuming no exercise of outstanding options, and on the distribution ratio of one of our common shares for every five common shares of Alcan held on the record date.

      There are 17,583 holders of record of our common shares, based on 17,583 holders of record of Alcan common shares on December 24, 2004.

	Authorized	Outstanding

Common Shares	Unlimited	73,984,484
First Preferred Shares, issuable in series	Unlimited	—
Second Preferred Shares, issuable in series	Unlimited	—

Description of our common shares

      Our common shares are subject to the rights, privileges, restrictions and conditions attaching to any of our first preferred shares, second preferred shares and shares of any other class ranking senior to our common shares we may issue in the future.

      Holders of our common shares are entitled to one vote per common share at all meetings of shareholders, to participate ratably in any dividends which may be declared on our common shares by our board of directors and, in the event of our dissolution, to our remaining property. Our common shares have no pre-emptive, redemption or conversion rights.

      The provisions of the CBCA require that the amendment of certain rights of holders of any class of shares, including the common shares, must be approved by not less than two-thirds of the votes cast by the holders of such shares. A quorum for any meeting of the holders of common shares is 25% of the common shares then outstanding. Therefore, it is possible for the rights of the holders of common shares to be changed other than by the affirmative vote of the holders of the majority of the outstanding common shares. In circumstances where certain rights of holders of common shares may be amended, however, holders of common shares will have the right, under the CBCA, to dissent from such amendment and require us to pay them the then fair value of their common shares.

      Shareholders are also entitled to rights and privileges under the shareholder rights plan summarized below.

Description of our preferred shares

Issuable in series

      The first preferred shares and second preferred shares are issuable in series, each series consisting of such number of shares and having such provisions as may be determined by our board of directors prior to issuance.

Voting rights

      Holders of preferred shares are not entitled to receive notice of, or to attend, any meeting of shareholders and are not entitled to vote at any such meeting, except to the extent otherwise provided in our articles of incorporation in respect of any series of preferred shares. With respect to any meeting of shareholders at which, notwithstanding the foregoing, holders of first preferred shares or second preferred shares are required or entitled by law to vote separately as a class, each holder of such preferred shares of any series is entitled to cast in respect of each such share held, that number of votes which is equal to the quotient obtained by dividing the total consideration we received for the issuance of all the outstanding shares of such series by the number of such outstanding shares.

Rank

      The first preferred shares of each series rank equally with the first preferred shares of all other series and will rank ahead of the second preferred shares, which in turn rank ahead of the common shares and any other class of shares ranking subordinate to the second preferred shares with respect to the return of capital and the payment of dividends in the event of our liquidation, dissolution or winding-up or other distribution of our assets or property.

Dividends

      Holders of our preferred shares are entitled to receive dividends in such amounts and at such intervals as may be determined by our board of directors in respect of each series.

Shareholder rights plan

      Our initial board of directors will approve a plan whereby each of our common shares carries one right to purchase additional common shares. The terms of the rights will be contained in an agreement called the shareholder rights agreement, made as of December 23, 2004 between us and CIBC Mellon Trust Company, which is the rights agent under the agreement. The agreement is governed by the laws of Ontario and Canada. The rights expire in 2014, subject to re-confirmation at the annual meetings of shareholders in 2008 and 2011.

      The rights under the plan are not currently exercisable, nor may they be separated from the common shares. Subject to specified exceptions and qualifications, on the tenth business day after the first to occur of:

•	the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of our outstanding voting shares; or

•	a bid to acquire 20% or more of our outstanding voting shares,

holders of rights, with the exception of the acquiring or bidding party, will be entitled to purchase from us, upon payment of the exercise price (currently $200.00), the number of common shares that can be purchased for double the exercise price, based on the market value of our common shares at the time the rights become exercisable. At and after such time the rights will also be transferable separately from the common shares. The exercise price mentioned above is subject to adjustment according to the terms of the rights plan to account for, among other things, adjustments to our common shares such as stock splits, stock dividends and distributions to shareholders.

      The rights agreement has a permitted bid feature which allows a take-over bid to proceed without the rights becoming exercisable, provided that the bid meets specified minimum standards of fairness and disclosure, even if our board of directors does not support the bid.

      The rights may be redeemed by our board of directors prior to the expiration or reauthorization of the rights agreement, with the prior consent of the holders of rights or common shares, for $0.01 per right. In addition, under specified conditions, our board of directors may waive the application of the rights agreement for particular share acquisitions or take-over bids, and in that event our board of directors will be deemed to have elected to redeem the rights at $0.01 per right.

Initial distribution of our common shares

      For shareholders who own Alcan common shares in registered form on the distribution record date, their Novelis common share certificates will be mailed as soon as practicable after the effective date of the separation. For shareholders who own Alcan common shares through a broker or other nominee, their Novelis common shares will be credited to their accounts by the broker or other nominee.

      No fractional shares will be issued, and Alcan shareholders will receive cash equal to the fair market value of any fractional shares to which they otherwise would have been entitled. Alcan intends to engage an independent agent to aggregate and sell the aggregated fractional shares that would otherwise be issued to registered holders and those created upon allocation of interests in the global Novelis common share certificates issued to The Depository Trust Company’s, or DTC, nominee, as registered holder of Alcan common shares, to beneficial owners within DTC’s custody and clearance facilities. These sales will be initiated upon instructions from DTC as to the number of fractional Novelis common share interests so created. We expect that all such sales will be done on the open market over the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange by appropriately registered broker-dealers.

      Alcan has been advised that the Canadian Depository for Securities, or CDS, together with the participants within CDS’ custody and clearance system, have internal procedures for the aggregation and sale of fractional interests created upon allocation of interests in global share certificates held by CDS or its nominee. We understand that these procedures will result in the sale by CDS and its participants, or by their registered broker-dealer affiliates, of aggregated fractional common share interests in the open market over the facilities of the Toronto Stock Exchange.

      The proceeds of all sales by Alcan’s independent agent or CDS and its participants, as the case may be, will be remitted to Alcan shareholders, whether registered or beneficial owners, in accordance with their respective interests.

      Delivery of our common shares in connection with the distribution also will constitute delivery of the common share purchase rights associated with such shares.

Listing and trading of our common shares

      There is no current trading market for our common shares. The Toronto Stock Exchange and the New York Stock Exchange have conditionally approved the listing of our common shares under the symbol “NVL,” subject to the filing of the usual documentation. We anticipate that trading will commence on the Toronto Stock Exchange on a when-issued basis prior to the separation. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the separation, when-issued trading in our common shares on the Toronto Stock Exchange will end and regular-way trading will begin. Regular-way trading of our common shares on the New York Stock Exchange is expected to begin shortly after the distribution record date. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

Transfer agent and registrar

      The distribution agent, transfer agent and registrar for our common shares is CIBC Mellon Trust Company at its principal offices located at 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6.

VALIDITY OF SHARES

      The validity of our shares and certain other matters of Canadian law will be passed upon by Ogilvy Renault, a general partnership. Certain matters of United States law will be passed upon by Sullivan &

Cromwell LLP. Partners and associates of Ogilvy Renault own less than 1% of the outstanding shares of Alcan. L. Yves Fortier, C.C., Q.C., a senior partner of Ogilvy Renault, is the chairman of the board of directors of Alcan.

EXPERTS

      The combined financial statements as at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, given upon the authority of said firm as experts in accounting and auditing.

PROMOTER

      Since Alcan took the initiative in implementing the reorganization transactions, it is a promoter within the meaning of the securities laws of certain provinces and territories of Canada. Following the separation, Alcan will not own any of our common shares.

MATERIAL CONTRACTS

      Except as described under “Arrangements between Novelis and Alcan,” we have not entered into or assumed any material contracts during the two-year period preceding the date of this prospectus, other than contracts entered into in the ordinary course of business.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

      Canadian securities legislation requires that the following language appear in this prospectus:

      Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

      However, in light of the fact that our shares are being distributed pursuant to the reorganization transactions to be approved at a special meeting of Alcan shareholders, we believe that these remedies are not available in the circumstances of this distribution.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Some of our directors and executive officers own Alcan common shares and vested Alcan options or are employees or former employees of Alcan. Following the separation, after giving effect to the conversion of all outstanding options to purchase Alcan common shares held by our executive officers into options to purchase our common shares, we expect our directors and executive officers to beneficially own approximately               shares of Alcan common shares in aggregate, based on their holdings as of December 9, 2004, which represents less than one percent of the outstanding Alcan common shares. The number of our common shares underlying converted Alcan options cannot be determined until the end of the first trading day on the Toronto Stock Exchange following the separation. Ownership of Alcan common shares and Alcan shares by our directors and officers could create, or appear to create, potential conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Alcan and us. Alcan Aluminum Corporation, or Alcancorp, a wholly-owned subsidiary of Alcan, established a real estate loan program to assist relocating employees in the United States. Under the program, an employee was permitted to obtain an interest-free loan from Alcancorp, the proceeds of which were to be used only to purchase a new principal residence. The loan is secured by a mortgage on the new principal residence. On July 1, 2003, Jo-Ann Longworth, our Vice President and Controller following the separation, received a loan from Alcancorp in the amount of $75,000 under this program. As of December 31, 2004, the amount outstanding under the loan was $73,125. The largest amount outstanding under the loan in 2003 was $75,000. On August 9, 2000, Pierre Arseneault, our Vice President, Strategic Planning and Information Technology following the separation, received a loan from Alcancorp in the amount of $75,000 under this program. As of December 31, 2004, the amount outstanding under the loan was $58,342. The largest amount outstanding under the loan in 2003 was $68,850. In connection with our separation from Alcan, these loans will be transferred to a third-party bank, at which point they will become interest-bearing loans. We will pay the interest on these loans.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales or the availability for sale of substantial amounts of our common shares in the public market could have a material adverse effect on the prevailing market price of our common shares. Immediately following the separation, we will have outstanding an aggregate of 73,984,484 common shares based upon the common shares of Alcan outstanding as of December 24, 2004, excluding treasury shares and assuming no exercise of outstanding options, and based on the distribution ratio of one of our common shares for every five common shares of Alcan held on the record date. All of the shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our option plans.

Rule 144

      In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of our common shares then outstanding, which will equal approximately 739,845 common shares immediately after the distribution; or

•	the average weekly trading volume of our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee stock options

      We will grant options to purchase our common shares under the Novelis conversion plan of 2005 subject to restrictions, in respect of previously outstanding awards issued by Alcan. The number of options granted will be determined as discussed under “Management — Alcan stock options — Treatment of Alcan stock options”. As of December 24, 2004 our employees held Alcan stock options covering a total of approximately 1,418,688 Alcan common shares that we expect may be replaced by options to purchase our common shares. In addition, we may grant stock options or other equity based awards in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under the Novelis conversion plan of 2005. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The CBCA, the governing act to which we are subject, provides that:

(1)	a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)	a corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to paragraph (1). However, the individual shall repay the moneys if he does not fulfil the conditions of paragraph (3).

(3)	a corporation may not indemnify an individual, unless the individual

(a)	acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)	A corporation may with the approval of a court indemnify a person referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils the conditions set out in paragraph (3).

(5)	Despite paragraph (1), an individual referred to in paragraph (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in paragraph (1), if the individual seeking indemnity:

(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in paragraph (3).

      The Directors’ Standing Resolution pertaining to indemnification of directors and officers of the Corporation represents, in general terms, the extent to which directors and officers may be indemnified by us under the CBCA. This resolution provides as follows:

“(1)	INDEMNITY — Subject to the limitations contained in the governing CBCA but without limit to the right of the Corporation to indemnify as provided for in the CBCA, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or at the Corporation’s request on behalf of any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate or by reason of having undertaken such liability.

(2)	ADVANCE OF COSTS — The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)	LIMITATION — The Corporation may not indemnify an individual under subsection (1) unless the individual

(a)	acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.”

      We also have an insurance policy covering our directors and officers and those of our subsidiaries against certain liabilities which might be incurred by them in their capacities as such, but excluding those claims for which such insured persons could be indemnified by us or our subsidiaries.

      We expect that the separation agreement between us and Alcan will provide for indemnification by us of Alcan and its directors, officers and employees for some liabilities, including liabilities under Canadian securities laws, the Securities Act and the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our common shares and associated common shares purchase rights distributed as part of the reorganization transactions. This prospectus does not contain all the information included in the registration statement on Form 10. For further information with respect to us and our common shares distributed as part of the reorganization transactions, please refer to the registration statement on Form 10 and to the schedules and exhibits filed with it. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement on Form 10.

      We intend to furnish holders of our common shares with annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements, in each case prepared in accordance with United States generally accepted accounting principles (with a reconciliation to Canadian generally accepted accounting principles in the annual reports) and reported in U.S. dollars.

      Following the effectiveness of our registration statement on Form 10 we will be subject to the information filing requirements of the Exchange Act, and accordingly will be required to file periodic reports and other information with the SEC. We intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports on Form 8-K and intend to make these filings available on our website. Our Internet address is www.novelis.com. As a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act and our executive officers, directors and principal shareholders will not be subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our filings are available at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference facilities and their copy charges.

      In addition, we will be required to periodically file documents required by Canadian securities legislation electronically with Canadian securities regulatory authorities, and these filings will be available at http://www.sedar.com.

      The Toronto Stock Exchange and the New York Stock Exchange have conditionally approved the listing of our common shares, subject to the filing of the usual documentation. Reports, proxy material, prospectuses and other information concerning us will be available to be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York or at the Toronto Stock Exchange, 1000 Sherbrooke Street West, Montreal, Quebec.

INDEX TO AUDITED COMBINED FINANCIAL STATEMENTS

Report of independent registered public accounting firm	F-2
Combined statements of income	F-3
Combined balance sheets	F-4
Combined statements of cash flows	F-5
Combined statements of invested equity	F-6
Notes to combined financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Novelis Inc.:

      In our opinion, the accompanying combined balance sheets and related combined statements of income, invested equity and cash flows present fairly, in all material respects, the financial position of the Novelis Group as described in Note 1, at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Novelis Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 4 to the combined financial statements, the Novelis Group adopted Statement of Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets effective January 1, 2002 and SFAS Nos. 133 and 138 Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.

(Signed) PricewaterhouseCoopers LLP

Montreal, Quebec, Canada

September 28, 2004, except as to Note 1, which is as of January 4, 2005 and the fourth paragraph of Note 27, which is as of November 25, 2004

THE NOVELIS GROUP

Combined statements of income

	Years ended December 31

	2003	2002	2001

	(in millions of US$)
Sales and operating revenues
— third parties	$5,749	$5,456	$5,391
— related parties (Note 10)	472	437	386

	$6,221	$5,893	$5,777

Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below
— third parties	$5,046	$4,797	$4,800
— related parties (Note 10)	436	411	356
Depreciation and amortization (Note 6)	222	211	217
Selling, administrative and general expenses	211	183	209
Research and development expenses
— third parties	18	18	27
— related parties (Note 10)	44	49	35
Interest
— third parties	21	20	31
— related parties (Note 10)	19	22	33
Restructuring, impairment and other special charges (Note 7)	(24)	25	208
Other expenses (income) — net (Note 13)
— third parties	108	(1)	17
— related parties (Note 10)	(84)	22	(3)

	$6,017	$5,757	$5,930

Income (Loss) before income taxes and other items	$204	$136	$(153)
Income taxes (Note 8)	50	77	6

Income (Loss) before other items	154	59	(159)
Equity income (Note 9)	6	8	5
Minority interests	(3)	8	17

Income (Loss) before cumulative effect of accounting change	157	75	(137)
Cumulative effect of accounting change, net of income taxes of nil (Notes 4 and 6)	—	(84)	—

Net income (Loss)	$157	$(9)	$(137)

The accompanying notes are an integral part of the financial statements.

THE NOVELIS GROUP

Combined balance sheets

	As at December 31

	2003	2002

	(in millions of US$)
ASSETS
Current assets
Cash and time deposits	$27	$31
Trade receivables (net of allowances of $30 in 2003 and $25 in 2002)
— third parties (Note 11)	558	450
— related parties (Note 10)	163	174
Other receivables
— third parties	97	68
— related parties (Notes 10 and 12)	1,167	407
Inventories
Aluminum	867	690
Raw materials	14	17
Other supplies	99	90

	980	797

Total current assets	2,992	1,927

Deferred charges and other assets (Note 14)	196	170
Long-term receivables from related parties (Note 10)	614	112
Property, plant and equipment (Note 15)
Cost (excluding construction work in progress)	5,218	4,842
Construction work in progress	129	148
Accumulated depreciation	(2,928)	(2,685)

	2,419	2,305

Intangible assets (net of accumulated amortization of $6 in 2003 and $4 in 2002) (Note 6)	26	23
Goodwill (Note 6)	69	21

Total assets	$6,316	$4,558

LIABILITIES AND INVESTED EQUITY
Current liabilities
Payables and accrued liabilities
— third parties	$802	$597
— related parties (Note 10)	286	252
Short-term borrowings
— third parties	900	308
— related parties (Note 10)	64	58
Debt maturing within one year (Note 17)
— third parties	132	—
— related parties (Note 10)	10	—

Total current liabilities	2,194	1,215

Debt not maturing within one year (Notes 17 and 21)
— third parties	506	132
— related parties (Note 10)	1,011	491
Deferred credits and other liabilities (Note 16)	362	281
Deferred income taxes (Note 8)	152	140
Minority interests	117	118
Invested equity
Owner’s net investment	1,890	2,200
Accumulated other comprehensive income (loss)	84	(19)

	1,974	2,181

Commitments and contingencies (Note 19)
Total liabilities and invested equity	$6,316	$4,558

The accompanying notes are an integral part of the financial statements.

THE NOVELIS GROUP

Combined statements of cash flows

	Years ended December 31

	2003	2002	2001

	(in millions of US$)
OPERATING ACTIVITIES
Net income (Loss)	$157	$(9)	$(137)
Adjustments to determine cash from operating activities:
Cumulative effect of accounting change	—	84	—
Depreciation and amortization	222	211	217
Deferred income taxes	(20)	(1)	(53)
Equity income	(6)	(8)	(5)
Asset impairment provisions	4	19	132
Stock option compensation	2	2	3
Loss (Gain) on sales of businesses and investment — net	(25)	4	—
Change in operating working capital
Change in receivables
— third parties	6	40	295
— related parties	101	(11)	(431)
Change in inventories	(18)	63	88
Change in payables and accrued liabilities
— third parties	18	142	27
— related parties	(24)	(92)	216
Change in deferred charges and other assets	(28)	(59)	(115)
Change in deferred credits and other liabilities	48	37	30
Other — net	7	(12)	(16)

Cash from operating activities	444	410	251

FINANCING ACTIVITIES
Proceeds from issuance of new debt
— third parties	500	105	82
— related parties	471	—	46
Debt repayments
— third parties	—	—	(64)
— related parties	—	(50)	(117)
Short-term borrowings — net
— third parties	577	(75)	(101)
— related parties	(29)	(66)	75
Dividends — minority interest	—	(2)	—
Net payments to Alcan	(592)	(153)	(103)

Cash from (used for) financing activities	927	(241)	(182)

INVESTMENT ACTIVITIES
Purchase of property, plant and equipment	(189)	(179)	(236)
Business acquisitions, net of cash and time deposits acquired	(11)	—	(21)
Proceeds from disposal of businesses, investments and other assets, net of cash	33	24	13
Change in loans receivable — related parties	(1,210)	(2)	157

Cash used for investment activities	(1,377)	(157)	(87)

Effect of exchange rate changes on cash and time deposits	$2	$2	$—

Increase (Decrease) in cash and time deposits	$(4)	$14	$(18)
Cash and time deposits — beginning of year	31	17	35

Cash and time deposits — end of year	$27	$31	$17

The accompanying notes are an integral part of the financial statements.

THE NOVELIS GROUP

Combined statements of invested equity

	Years ended December 31

			Accumulated
			Other
	Comprehensive		Comprehensive		Total
	Income	Owner’s Net	Income		Invested
	(Loss)	Investment	(Loss)		Equity

	(in millions of US$)
Balance at end of 2000		$2,675	$(113)		$2,562
Net Loss — 2001	$(137)	(137)			(137)
Other comprehensive loss:
Net change in deferred translation adjustments	(28)
Net change in minimum pension liability
— net of taxes of nil	(1)		(29)		(29)

Comprehensive loss	$(166)

Transfers (to)/from Alcan — net*		(162)			(162)

Balance at end of 2001		2,376	(142	) a)	2,234
Net Loss — 2002	$(9)	(9)			(9)
Other comprehensive income:
Net change in deferred translation adjustments	129
Net change in minimum pension liability
— net of taxes of $4	(6)		123		123

Comprehensive income	$114

Transfers (to)/from Alcan — net*		(167)			(167)

Balance at end of 2002		2,200	(19	) b)	2,181
Net income — 2003	$157	157			157
Other comprehensive income:
Net change in deferred translation adjustments	102
Net change in minimum pension liability —
net of taxes of ($3)	1		103		103

Comprehensive income	$260

Transfers (to)/from Alcan — net*		(467)			(467)

Balance at end of 2003		$1,890	$84	c)	$1,974

*	Refer to note 2 — Basis of Presentation — Cash Management for discussion of these amounts.

a)	Comprised of deferred translation adjustments of ($141) and minimum pension liability of ($1).

b)	Comprised of deferred translation adjustments of ($12) and minimum pension liability of ($7).

c)	Comprised of deferred translation adjustments of $90 and minimum pension liability of ($6).

The accompanying notes are an integral part of the financial statements.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated)

1.   Nature of operations

      On May 18, 2004, Alcan Inc. (Alcan) announced its intention to separate its rolled products business into a separate company and to pursue a spin-off of that business to its shareholders. The rolled products businesses were managed under two separate operating segments within Alcan, Rolled Products Americas and Asia and Rolled Products Europe. Alcan and its subsidiaries will contribute and transfer to the company substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan’s alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe, as their end-use markets and customers are more similar to those of Novelis. Included within the Group are the assets, liabilities and operations relating to the portions of the Sierre and Neuhausen facilities transferred to the Group as described in the prospectus under “Arrangements Between Novelis and Alcan — Sierre agreements” and “Arrangements Between Novelis and Alcan — Neuhausen agreements”, respectively. These businesses form the Novelis Group prior to the spin-off (the Contribution). Novelis Inc. (the Company) was formed on September 21, 2004, to acquire the Novelis Group businesses through the reorganization transactions described above.

      The aluminum rolled products businesses to be retained by Alcan consist primarily of: (1) facilities in Singen, Germany and a portion of the plant located in Sierre, Switzerland discussed below; (2) facilities acquired in connection with the Pechiney acquisition that have been operated under “hold separate” obligations and have not, therefore, been included in either of Alcan’s Rolled Products Americas and Asia or Rolled Products Europe operating segments; and (3) facilities acquired in connection with the Pechiney acquisition that produce plate and aerospace products and which have been attributed to Alcan’s Engineered Products operating segments. The Singen plant in Germany supplies three operating segments within Alcan, Rolled Products Europe, Engineered Products and Packaging. The products sold by the Singen rolled products operations are used primarily as raw materials for the Engineered Products and Packaging segments and therefore, the entire facility remains with Alcan. Also, the Sierre plant in Switzerland forms part of two operating segments, Engineered Products in addition to Rolled Products Europe. A portion of the Sierre plant that manufactures plate products remains with Alcan as Novelis has entered into a non-competition agreement with Alcan with respect to these products. The Neuf-Brisach rolling facility in France will remain with Alcan in order to meet the European regulatory requirement for the separation of Neuf-Brisach and the AluNorf/ Göttingen/ Nachterstedt rolling facilities in Germany, which will be transferred to the Company. Alcan also retains the Ravenswood, West Virginia, rolling mill, consistent with the requirements of the DOJ’s divestiture order relating to an overlap in a non-aerospace related product line with the Oswego, New York rolling mill, which will be transferred to the Company.

      The Group produces aluminum sheet and light gauge products where the end-use destination of the products includes the construction and industrial, beverage and food cans, foil products and transportation markets. The Group operates in four continents, North America, South America, Asia and Europe through 38 operating plants and three research facilities in 12 countries. In addition to aluminum rolled products plants, the Group’s South American businesses include bauxite mining, aluminum refining and smelting facilities that are integrated with the rolling plants in Brazil.

      The Company has entered into the transitional and technical services agreements with Alcan, which will be effective upon the date of separation, as described below:

  Transitional services agreement

      Novelis and Alcan have entered into a transitional services agreement pursuant to which Alcan will provide to Novelis or Novelis will provide to Alcan, as applicable, on an interim, transitional basis, various

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

services, including, but not limited to, treasury administration, selected benefits administration functions, employee compensation and information technology services. The agreed upon charges for these services will generally be intended to allow Novelis or Alcan, as applicable, to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses plus a margin of 5 percent. No margin will be added to the cost of services supplied by external suppliers.

      In general, the services will begin on the distribution date and will cover a period generally not to exceed 12 months following the separation. With respect to particular services, Novelis or Alcan, depending on who is the recipient of the relevant services, may terminate the agreement with respect to one or more of those services upon prior written notice.

      With respect to all or any of the services, the agreement may be terminated by Alcan (1) upon a breach by Novelis or any of its affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event.

  Technical services agreements

      Novelis and Alcan have entered into technical services agreements pursuant to which (1) Alcan will provide technical support and related services to certain of Novelis’ facilities in Canada, Brazil, France and Switzerland, and (2) Novelis will provide similar services to certain Alcan facilities in Canada.

      The agreements may be terminated by Alcan (1) upon a breach by Novelis or any of its affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event.

2.   Basis of presentation

      The combined financial statements are presented using United States (U.S.) Generally Accepted Accounting Principles (GAAP) and have been derived from the accounting records of Alcan using the historical results of operations and historical basis of assets and liabilities of the businesses comprising the Group. Note 26 — Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP) provides an explanation and reconciliation of differences between U.S. and Canadian GAAP. The Group has elected to use the U.S. dollar as its reporting currency. Management believes the assumptions underlying the combined financial statements, including the allocations described below, are reasonable. However, the combined financial statements included herein may not necessarily reflect the Group’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Group been a stand-alone company during the periods presented. As these financial statements represent a portion of the businesses of Alcan which do not constitute a separate legal entity, the net assets of the Group have been presented as Alcan’s net investment in the Group. Alcan’s investment in the Group includes the accumulated earnings of the Group as well as cash transfers related to cash management functions performed by Alcan.

      The combined financial statements include allocations of certain Alcan expenses, assets and liabilities, including the items described below.

  General Corporate Expenses

      Alcan has allocated general corporate expenses to the Group based on average head count and capital employed. Capital employed represents total assets less Payables and accrued liabilities and Deferred credits and other liabilities. These allocations are reflected in Selling, administrative and general expenses in the combined statements of income. The general corporate expenses allocations are primarily for human resources, legal, treasury, insurance, finance, internal audit, strategy and public affairs and amounted to

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

$24, $28 and $26 for the years ended December 31, 2003, 2002 and 2001, respectively. Total head office costs, including the amounts allocated amounted to $42, $47 and $40 for the years ended December 31, 2003, 2002, and 2001, respectively. The costs allocated are not necessarily indicative of the costs that would have been incurred if the Group had performed these functions as a stand-alone company, nor are they indicative of costs that will be charged or incurred in the future. Assuming the spin-off is completed, the Group will perform these functions using its own resources or purchased services; however, for an interim period, these services will continue to be provided by Alcan. It is not practicable to estimate the amount of expenses the Group would have incurred for the years ended December 31, 2003, 2002 and 2001 had it been an unaffiliated entity of Alcan in each of those periods.

  Pensions and Post-Retirement Benefits

      Certain businesses included in the Group have pension obligations mostly comprised of defined benefit plans in the U.S., unfunded pension benefits in Germany and lump sum indemnities payable upon retirement to employees of businesses in France, Korea and Malaysia. These pension benefits are managed separately and the related assets, liabilities and costs are included in the combined financial statements.

      Alcan manages defined benefit plans in Canada, the U.S., the U.K. and Switzerland that include some of the entities of the Group. The Group’s share of these plans’ assets and liabilities is not included in the combined balance sheets. The combined statements of income, however, include an allocation of the costs of the plans that varies depending on whether the entity is a subsidiary or a division of Alcan. Pension costs of divisions of Alcan included in the Group are allocated based on the following methods: service costs were allocated based on a percentage of payroll costs; interest costs, the expected return on assets, and amortization of actuarial gains and losses were allocated based on a percentage of the projected benefit obligation (PBO); and prior service costs were allocated based on headcount. The total allocation of such pension costs amounted to $15, $14 and $2 for the years ended December 31, 2003, 2002 and 2001, respectively. Pension costs of subsidiaries of Alcan included in the Group are accounted for on the same basis as a multi-employer pension plan whereby the subsidiaries’ contributions for the period are recognized as net periodic pension cost. The total contributions of the subsidiaries amounted to $3, $2 and $2 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Alcan provides post-retirement benefits in the form of unfunded healthcare and life insurance benefits to retired employees in Canada and United States that include retired employees of some of the Group’s businesses. The Group’s share of these plans’ liabilities is included in the combined balance sheets and the Group’s share of these plans’ costs is included in the combined statements of income.

  Income Taxes

      Income taxes are calculated as if all of the Group’s operations had been separate tax paying legal entities, each filing a separate tax return in its local tax jurisdiction. For jurisdictions where there is no tax sharing agreement, amounts currently payable have been included in the Owner’s net investment.

  Cash Management

      Cash and cash equivalents in the combined balance sheets are comprised of the cash and cash equivalents of the Group’s businesses, primarily in South America, Asia and parts of Europe, that perform their own cash management functions.

      Historically, Alcan has performed cash management functions on behalf of certain of the Group’s businesses primarily in North America, the United Kingdom, and parts of Europe. Cash deposits from these businesses are transferred to Alcan on a regular basis. As a result, none of Alcan’s cash and cash equivalents has been allocated to the Group in the combined financial statements. Transfers to and from

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

Alcan are netted against the Owner’s net investment. Subsequent to the spin-off, the Group will be responsible for its own cash management functions.

  Interest Expense

      The Group obtains short and long-term financing from third parties as well as related parties. Interest is charged on all short and long-term debt and is included in Interest in the combined statements of income.

      Historically, Alcan has provided certain financing to the Group and incurred third party debt at the parent level. This financing is reflected in the combined balance sheets within the amounts due to Alcan and is interest bearing as described in note 10 — Related Party Transactions. As a result of this arrangement, the combined financial statements do not include an allocation of additional interest expense. The Group’s interest expense as a stand-alone company may be higher or lower than reflected in the combined statements of income.

  Derivatives

      The Group primarily enters into derivative contracts with Alcan to manage its foreign currency and commodity price risk. These contracts are reported at their fair value on the combined balance sheets. Changes in the fair value of these contracts are recorded in the combined statements of income.

  Stock Options

      Stock-options expense and other stock-based compensation expense in the combined statements of income include the Alcan expenses related to the fair value of awards held by certain employees of Alcan’s Rolled Products businesses during the periods presented as well as an allocation, calculated based on the average of headcount and capital employed, for Alcan’s corporate office employees. These expenses are not necessarily indicative of what the expenses would have been had the Group been a separate stand-alone company during the periods presented.

  Earnings Per Share

      The Group is not a separate legal entity with common shares outstanding. Therefore, historical earnings per share have not been presented in the combined financial statements.

3.   Summary of significant accounting policies

  Use of Estimates

      The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Principles of Combination

      The combined financial statements include the assets and liabilities of the Group. Investments in entities over which the Group has significant influence are accounted for using the equity method. Under the equity method, the Group’s investment is increased or decreased by the Group’s share of the undistributed net income or loss and deferred translation adjustments since their acquisition. Investments

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

in joint ventures are accounted for using the equity method. Other investments are accounted for using the cost method. All material inter-group balances and transactions, including profits in inventories, between and among the Group’s businesses have been eliminated.

      All business combinations are accounted for under the purchase method.

  Foreign Currency

      The assets and liabilities of foreign operations, whose functional currency is other than the U.S. dollar (located principally in Europe and Asia), are translated into U.S. dollars at the year-end exchange rates. Revenues and expenses are translated at average exchange rates for the year. Differences arising from exchange rate changes are included in the Deferred translation adjustments (DTA) component of Accumulated other comprehensive income. If there is a reduction in the Group’s ownership in a foreign operation, the relevant portion of DTA is recognized in Other expenses (income) — net. All other operations, including most of those in Canada, have the U.S. dollar as the functional currency. Monetary items denominated in currencies other than the U.S. dollar are translated at year-end exchange rates and translation gains and losses are included in income. Non-monetary items are translated at historical rates.

      The Group has entered into foreign currency contracts to hedge certain future, identifiable foreign currency revenue and operating cost exposures. All such contracts are reported at fair value on the combined balance sheets. For contracts qualifying and designated as cash flow hedges, the effective portion of the change in their fair value is recorded in Other comprehensive income and reclassified to Sales and operating revenues, Cost of sales and operating expenses, or Depreciation and amortization, as applicable, when the item being hedged affects income. The portion of the change in the contract’s fair value that is not effective at offsetting the hedged exposures is recorded in Other expenses (income) — net. For contracts qualifying and designated as fair value hedges, changes in fair value are recorded in the statement of income together with the changes in the fair value of the hedged item. For contracts either not qualifying or designated as hedges, changes in fair value are recorded in Other expenses (income) — net.

  Revenue Recognition

      Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue from services is recognized as services are rendered and accepted by the customer.

  Shipping and Handling Costs

      Amounts charged to customers related to shipping and handling are included in Sales and operating revenues, and related shipping and handling costs are recorded in Cost of sales and operating expenses.

  Commodity Contracts

      Generally, all of the forward metal contracts serve to hedge certain future identifiable aluminum price exposures. These contracts are accounted for at fair value on the combined balance sheets. For contracts qualifying and designated as cash flow hedges, the effective portions of the changes in fair value are recorded in Other comprehensive income and are reclassified, together with related hedging costs, to Sales and operating revenues or Cost of sales and operating expenses, when the item being hedged affects income. The portion of the change in the derivative’s fair value that is not effective at offsetting the

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

hedged exposures is recorded in Other expenses (income) — net. For contracts either not qualifying or designated as hedges, changes in their fair value are recorded in Other expenses (income) — net.

      All natural gas futures contracts, swaps and options are recorded at fair value on the balance sheet. For contracts qualifying and designated as cash flow hedges, the effective portions of the changes in the fair value are recorded in Other comprehensive income and are reclassified to the statement of income concurrently with the recognition of the underlying item being hedged. For contracts not qualifying for hedge accounting, changes in fair value are recorded in Other expenses (income) — net.

      Physical metal purchase and sales contracts are generally not recorded at fair value because either they are not derivative instruments or they are “normal purchases or normal sales”, as they involve quantities that are expected to be used or sold in the normal course of business over a reasonable period of time.

  Interest Rate Swaps

      The Group enters into interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. These swaps are marked-to-market in the financial statements and all changes in fair value are recorded in Other expenses (income) — net.

  Inventories

      Aluminum, raw materials and other supplies inventories are stated at cost (determined for the most part on the monthly average cost method) or net realizable value, whichever is lower. Cost includes material, labour and manufacturing overhead costs.

  Capitalization of Interest Costs

      The Group capitalizes interest costs associated with the financing of major capital expenditures up to the time the asset is ready for its intended use.

  Sale of Receivables

      When the Group sells certain receivables, it retains servicing rights, which constitute retained interests in the sold receivables. No servicing asset or liability is recognized in the financial statements as the fees received by the Group reflect the fair value of the cost of servicing these receivables.

  Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. Additions, improvements and major renewals are capitalized; normal maintenance and repair costs are expensed. An impairment loss is recognized when the carrying amount of these assets is not recoverable and exceeds their fair value. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal rates range from 2% to 10% for buildings and structures, 1% to 4% for power assets and 3% to 20% for chemical, smelter and fabricating assets. Gains or losses from the sale of assets are included in Other expenses (income) — net.

  Impairment or Disposal of Long-Lived Assets

      The Group reviews its long-lived assets including amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized when the carrying amount of the assets exceeds the

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

future undiscounted cash flows expected from the asset. Any impairment loss is measured as the amount by which the carrying value exceeds the fair value. Such evaluations for impairment are significantly impacted by estimates of future prices for the Group’s product, capital needs, economic trends in the market and other factors. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell and are not depreciated while classified as held for sale.

  Goodwill

      Goodwill is tested for impairment on an annual basis at the reporting unit level and is also tested for impairment when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. Fair value is determined using discounted cash flows.

  Intangible Assets

      Intangible assets are primarily trademarks and patented and non-patented technology, all of which have finite lives. Intangible assets are recorded at cost less accumulated amortization and are amortized over their useful life, which is generally 15 years, using the straight-line method of amortization.

  Environmental Costs and Liabilities

      Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Environmental expenditures of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in Property, plant and equipment and are depreciated generally over the remaining useful life of the underlying asset. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed when probable and estimable and are normally included in Cost of sales and operating expenses except for large, unusual amounts, which are included in Other expenses (income) — net. Recoveries relating to environmental liabilities are recorded when received.

  Pensions and Post-Retirement Benefits

      As described in note 2 — Basis of Presentation, certain entities within the Group manage their defined benefit pension plans separately from those of Alcan. Using appropriate actuarial methods and assumptions, these defined benefit pension plans are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 87, Employers’ Accounting for Pensions. Pension and post-retirement benefit obligations for these plans are actuarially calculated using management’s best estimates and based on expected service period, salary increases and retirement ages of employees. Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. Pension expense also includes the contributions of subsidiaries and the pension expense allocation of divisions that participate in Alcan plans, as described in note 2 — Basis of Presentation. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Stock Options and Other Stock-Based Compensation

      The Group accounts for stock options granted to certain employees of Alcan’s Rolled Products businesses under Alcan’s share option plan using the fair value provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under the fair value method, stock-based compensation expense is recognized in the statement of income over the applicable vesting period. Other stock-based compensation arrangements granted to certain employees of Alcan’s Rolled Products businesses, that can be settled in cash and are based on the change in the Alcan common share price during the period, are recognized in income over the vesting period of awards. Stock-based compensation expense is recorded in Selling, administrative and general expenses in the statements of income.

  Income Taxes

      Income taxes are accounted for under the liability method (also refer to note 2 — Basis of Presentation). Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

      This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Cash and Time Deposits

      All time deposits have original maturities of 90 days or less and qualify as cash equivalents.

  Allowance For Doubtful Accounts

      The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known doubtful accounts, historical experience, and other currently available evidence.

 Recently Issued Accounting Standards

     Consolidation of Variable Interest Entities

      In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

      On December 24, 2003, the FASB issued a revision to FIN 46. Under this revision, application of FIN 46 is required for periods ending after December 15, 2003, only for existing variable interest entities that are structured as special-purpose entities. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The Group holds interests in a variable interest entity that is structured as a joint venture as described in note 9 — Investment in Non-Controlled Affiliates. Upon adoption of FIN 46 as of March 31, 2004, assets of approximately $39 and liabilities of approximately $39 related to Logan Aluminum Inc. (Logan) that were

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

previously not recorded on the combined balance sheet were recorded by the Group. Logan manages a tolling arrangement for the Group and an unrelated party.

4.   Accounting changes

  Stock Options and Other Stock-Based Compensation

      Effective January 1, 2004, Alcan retroactively adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation for stock options granted to employees. These combined financial statements include the compensation cost for options granted to certain employees of the Group for all periods presented using the fair value method as if that method had been applied from the original effective date of SFAS 123.

  Goodwill and Other Intangible Assets

      On January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

      Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

      An impairment of $84 was identified in the goodwill balance as at January 1, 2002, and was charged to income as a cumulative effect of accounting change in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002, is taken as a charge against income. As a result of the new standard, the Group no longer amortizes goodwill. The amount of goodwill amortization was $3 in 2001.

  Impairment or Disposal of Long-Lived Assets

      In 2002, the Group adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard. Impairment charges recorded during 2003 are described in, note 7 — Restructuring, Impairment and Other Special Charges and note 13 — Other Expenses (Income) — Net.

      Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life. Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.

  Derivatives

      On January 1, 2001, the Group adopted SFAS Nos. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. These standards require that all derivatives be recorded in the financial statements at fair value. Unrealized gains and losses resulting from the valuation of derivatives at fair value are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged.

      On July 1, 2003, the Group adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivatives and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard has no impact on the Group’s financial statements.

  Costs Associated with Exit or Disposal Activities

      On January 1, 2003, the Group prospectively adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Group’s commitment to an exit plan. This standard has no impact on the Group’s financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

      On July 1, 2003, the Group adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities. This standard has no impact on the Group’s financial statements.

5.	Sales and acquisitions of businesses

  2003

          Canada, United States, and Other Europe

      In December 2003, Alcan completed the acquisition of Pechiney in a public offer for a cost of $5,075, net of cash and time deposits acquired. A portion of the acquisition cost, $128, relating to four Pechiney plants in three countries that are included in the Group was allocated to the Group and accounted for as additional invested equity. The four plants comprise rolled products operations in foil, painted sheet and circles. The business combination was accounted for using the purchase method. The net assets of the Pechiney plants are included in the combined financial statements as at December 31, 2003 and the results of operations and cash flows are included in the combined financial statements beginning January 1, 2004.

      Allocation of the purchase price involves estimates and information gathering during months following the date of the combination. The estimation process will be finalized in 2004. Accordingly, there may be some changes to the assigned values presented below. The significant elements for which the fair values could be modified include property, plant and equipment, goodwill, deferred credits and other liabilities and deferred income taxes.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      The allocated acquisition cost of $128 for Pechiney was based on the assigned fair values and liabilities assumed of the four plants that are part of the Group. The fair value of the net assets acquired has been accounted for as an increase in the Owner’s net investment. The allocation is as follows:

2003

Trade receivables	$82
Inventories	101
Property, plant and equipment	70
Goodwill(1)	45

Total assets	298
Payables and accrued liabilities	139
Debt not maturing within one year	4
Deferred credits and other liabilities	14
Deferred income taxes — non-current	13

Fair value of net assets acquired at date of acquisition (net of cash and time deposits acquired of $5)	$128

(1)	See note 6 — Goodwill and Intangible Assets.

          Asia and Other Pacific

      In the third quarter of 2003, the Group increased its ownership position in Aluminium Company of Malaysia, a manufacturer of light gauge aluminum products, from 36% to 59% by acquiring additional shares, with a value of $30, from Nippon Light Metal Company, Ltd (NLM) in exchange for its ownership in Alcan Nikkei Siam Limited in Rangsit, Thailand, with a value of $24, and a cash payment of $6.

      In December 2003, the Group sold the extrusions operations of Aluminium Company of Malaysia, for net proceeds of $2. A pre-tax amount of $6, which is included in Restructuring, impairment and other special charges, consists of a favourable adjustment to a previously recorded impairment provision.

  2001

     United Kingdom, Germany and Other Europe

      In 2001, as part of the divestment requirements imposed by the European Commission as a condition to its approval of the merger between Alcan and algroup in October 2000, the Group sold certain assets at its lithographic sheet production plant, Star Litho, located in Bridgnorth, U.K. for proceeds of $10.

     Asia and Other Pacific

      In 2001, Alcan Taihan Aluminum Limited (ATA), an entity in the Group, acquired the remaining 5% of Aluminium of Korea Limited (Koralu) for $21. As a result of the transaction, the Group’s ownership of ATA was reduced to 66% from 68%.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

6.   Goodwill and intangible assets

  Goodwill

      The changes in the carrying amount of goodwill for the year ended December 31, 2003, are as follows:

	Balance					Balance
	as at			Deferred		as at
	January 1,	Impairment		translation		December 31,
	2003	losses	Additions	adjustments	Adjustments	2003

Europe	$21	—	$45	$3	—	$69

      The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Balance					Balance
	as at			Deferred		as at
	January 1,	Impairment		translation		December 31,
	2002	losses	Additions	adjustments	Adjustments	2002

Europe	$98	$(84)	—	$2	$5	$21

      In accordance with SFAS No. 142, the Group completed an initial review to determine whether, at January 1, 2002, there was impairment in the goodwill balance. As a result of this review, an impairment loss of $84 was recognized in income in 2002 as a cumulative effect of accounting change. The impairment reflected the decline in end-market conditions in the period from the algroup merger in October 2000 to January 1, 2002. The fair value of all reporting units was determined using discounted future cash flows. Annual tests were also completed in 2002 and 2003 and no further impairment was identified.

  Intangible Assets with Finite Lives

	Gross carrying	Accumulated
	amount	amortization	Net book value

	December 31, 2003
Trademarks	$11	$2	$9
Patented and non-patented technology	17	4	13
Prior pension service costs (Note 23)	4	—	4

	$32	$6	$26

	December 31, 2002
Trademarks	$10	$2	$8
Patented and non-patented technology	16	2	14
Prior pension service costs (Note 23)	1	—	1

	$27	$4	$23

      The aggregate amortization expense for the year ended December 31, 2003, was $2 (2002: $2; 2001: $1). The estimated amortization expense for the five succeeding fiscal years is approximately $2 per year.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      Pro forma net loss before goodwill amortization for 2001 is presented below.

Year ended
December 31,
2001

Reported net loss	$137
Goodwill amortization	3

Adjusted net loss	$134

7.   Restructuring, impairment and other special charges

      In 2001, Alcan implemented a restructuring program, resulting in a series of plant sales, closures and divestments throughout the organization. A detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment. This program was completed in 2003. The following information relates only to the 2001 program.

     Restructuring and asset impairment charges

      The schedule provided below shows details of the provision balances and related cash payments for the restructuring and asset impairment charges relating to the 2001 restructuring program as it pertains to the Group:

		Asset
	Severance	impairment
	costs	provisions	Other	Total

2001:
Charges	$53	$132	$23	$208
Cash payments — net	(4)	—	(7)	(11)
Non-cash charges	—	(132)	—	(132)

Provision balance as at December 31, 2001	49	—	16	65

2002:
Charges	9	13	3	25
Cash payments — net	(8)	—	—	(8)
Non-cash charges	—	(13)	(2)	(15)

Provision balance as at December 31, 2002	50	—	17	67

2003:
Charges (recoveries)	(3)	—	(21)	(24)
Cash payments — net	(28)	—	(13)	(41)
Non-cash charges	—	—	29	29

Provision balance as at December 31, 2003	$19	$—	$12	$31

      The remaining provision balance of $31 as at December 31, 2003, related principally to employee severance and environmental remediation costs for which payments will be made over an extended period. The environmental remediation costs of $9 included in the provision balance, which are payable within one year, are not included in the estimated environmental clean-up costs discussed in note 19 — Commitments

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

and Contingencies. The majority of the environmental remediation costs relate to a facility in Borgofranco, Italy. Management has calculated the provision based on current third-party costs for similar remediation activities. Management does not believe that the amount will vary materially from what is recorded as a liability.

  2003 Activities

      In 2003, Restructuring, impairment and other special charges of ($24), pre-tax were recorded. The $24 recovery consists of $3 for the reversal of an excess redundancy provision in the U.K. (Novelis Europe), a gain of $19 principally for the sale of the Borgofranco power facilities in Italy (Novelis Europe), income of $6 on the sale of extrusions operations in Malaysia (Novelis Asia), a gain of $4 on the sale of assets in the U.K., and partially offset by other costs of $8 mainly in the U.K. In 2003, the Group completed the closure of facilities at Glasgow, U.K., sold its extrusions operations in Malaysia for net proceeds of $2 and decided to retain the recycling operations at the Borgofranco plant in Italy and both cold mills at the light gauge operations in Fairmont, West Virginia (Novelis North America).

  2002 Activities

      In 2002, Restructuring, impairment and other special charges of $25, pre-tax were recorded. The $25 charge consisted of severance costs of $9 related to workforce reductions of approximately 250 employees, impairment of long-lived assets of $13 and other costs of $3. Severance charges of $9 related primarily to the extrusions operations in Malaysia (Novelis Asia) and light gauge operations in Fairmont, West Virginia (Novelis North America). Asset impairment charges of $13 related primarily to the Borgofranco plant in Italy (Novelis Europe) and the operations in Korea (Novelis Asia). Other exit costs consisted principally of a loss of $4 on the sale of the rolled products circles production unit at Pieve, Italy (Novelis Europe), for which the Group received proceeds of $14.

  2001 Activities

      In 2001, Restructuring, impairment and other special charges of $208 pre-tax were recorded. The charges of $208 included severance costs of $53, which related to workforce reductions of approximately 1,355 employees, impairment of long-lived assets of $132 and other exit costs related to the shutdown of facilities of $23.

  Workforce Reductions

      Workforce reductions relating to the 2001 restructuring program are as follows:

	2001	2002	Total

Novelis North America	360	50	410
Novelis Europe	915	—	915
Novelis Asia	10	200	210
Novelis South America	60	—	60
Other	10	—	10

Planned workforce reductions	1,355	250	1,605

      As at December 31, 2003, approximately 1,585 of a total of 1,605 employees had been terminated.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Asset Impairment Provisions

				Assets
				held for
	Assets held and used			disposal

	2001(1)	2002(1)	Total	2001(2)

Novelis North America	$2	$—	$2	$—
Novelis Europe(3)(4)	98	10	108	22
Novelis Asia	2	3	5	8

Total	$102	$13	$115	$30

(1)	An impairment provision was recorded when the carrying amount was not recoverable and exceeded its fair value based on discounted cash flows.

(2)	An impairment provision was recorded to the extent that the net book value exceeded the fair value less selling costs. Fair values were determined based on either discounted cash flows or selling price.

  Assets Held and Used

(3)	Charges principally relate to the cold mill at the Rogerstone plant in the U.K. ($70), the recycling operations at the Borgofranco plant in Italy ($9) and the foil facilities at Glasgow, U.K. ($18).

  Assets Held for Disposal

(4)	Charges principally relate to certain rolled products operations at the Pieve plant in Italy.

  Assets Held for Disposal

	Novelis	Novelis
	Europe	Asia	Total

Sales and Operating Revenues
2003	$—	$12	$12
2002	32	15	47
2001	37	18	55
Net Operating Losses (Income)
2003	—	(1)	(1)
2002	(1)	2	1
2001	—	—	—
Assets
December 31, 2003	—	—	—
December 31, 2002	—	10	10
December 31, 2001	57	9	66
Liabilities
December 31, 2003	—	—	—
December 31, 2002	13	5	18
December 31, 2001	11	6	17

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

8.   Income taxes

	2003	2002	2001

Income (Loss) before income taxes and other items
Canada	$(24)	$(22)	$(48)
Other countries	228	158	(105)

	204	136	(153)

Current income taxes
Canada	(11)	(10)	(13)
Other countries	81	88	72

	70	78	59

Deferred income taxes
Canada	4	2	(2)
Other countries	(24)	(3)	(51)

	(20)	(1)	(53)

Income tax provision	$50	$77	$6

      The composite of the applicable statutory corporate income tax rates in Canada is 32% (2002: 32%; 2001: 33%).

      The following is a reconciliation of income taxes calculated at the above composite statutory rates with the income tax provision:

	2003	2002	2001

Income taxes at the composite statutory rate	$66	$44	$(50)
Differences attributable to:
Exchange translation items	1	(18)	2
Exchange revaluation of deferred income taxes	4	—	(1)
Unrecorded tax benefits on losses — net	(14)	24	55
Investment and other allowances	(3)	(2)	(2)
Reduced rate or tax exempt items	(4)	5	4
Foreign tax rate differences	9	18	10
Prior years’ tax adjustments	(13)	5	(12)
Other — net	4	1	—

Income tax provision	$50	$77	$6

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      At December 31, the principal items included in Deferred income taxes are:

	2003	2002

Liabilities
Property, plant, equipment and intangibles	$259	$221
Inventory valuation	11	17
Other — net	38	—

	308	238

Assets
Tax benefit carryovers	123	157
Accounting provisions not currently deductible for tax	122	85
Other — net	—	1

	245	243
Valuation allowance (amounts not likely to be recovered)	89	145

	156	98

Net deferred income tax liability	$152	$140

      The valuation allowance relates principally to loss carryforward benefits and tax credits where realization is not likely. The majority of the allowance relates to loss carryforwards of companies in Korea, the U.K. and Italy. The decrease in the valuation allowance is due to the realization of tax benefits on losses previously unrecognized, the expiry of unrecognized tax benefits on losses in Korea and fluctuations in exchange rates, principally in Brazil.

      Based on rates of exchange at December 31, 2003, tax benefits of approximately $68 relating to prior and current years’ operating losses and $5 of benefits related to tax credits carried forward will be recognized when it is more likely than not that such benefits will be realized. These amounts are included in the valuation allowance above. Approximately $7 of these potential tax benefits expire in 2004.

9.	Investment in non-controlled affiliates

      At December 31, 2003, investments accounted for using the equity method and the ownership held by the Group principally include: Aluminium Norf GmbH (50%); Logan Aluminum Inc. (40%); Petrocoque S.A. — Indústria E Comércio (25%). The activities of the Group’s major equity-accounted investments include the aluminum rolling operations in Germany and the United States. Logan Aluminum Inc. (Logan) meets the criteria of a variable interest entity under FIN 46. Effective January 1, 2004, the financial statements of Logan will be consolidated into the Group’s combined financial statements.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      A summary of the combined financial information for these companies is set forth below.

	2003	2002

Summary of Combined Financial Position
Current assets	$216	$128
Non-current assets	662	866

Total assets	$878	$994

Current liabilities	492	689
Non-current liabilities	160	132

Total liabilities	652	821

Net assets	$226	$173

The Group’s equity in net assets	$110	$84

	2003	2002	2001

Summary of Combined Operations
Revenues	$411	$359	$334
Cost and expenses	385	332	316
Income taxes	11	12	7

Income before cumulative effect of accounting change	15	15	11

Net income	$15	$15	$11

The Group’s share of net income	$6	$8	$5

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

10.	Related party transactions

      The table below describes the nature and amount of transactions the Group has with related parties. All of the transactions are part of the ordinary course of business and were agreed to by the Group and the related parties.

	Year ended December 31

	2003	2002	2001

Sales and operating revenues(a)
Alcan	$472	$437	$386

Cost of sales and operating expenses(a)
Alcan	$436	$411	$356

Research and development expenses(b)
Alcan	$44	$49	$35

Interest expense
Alcan(c)	$19	$22	$33

Other expense (income) net
Service fee income(d)	$(39)	$(37)	$(24)
Service fee expense(e)	26	28	4
Interest income	(4)	(1)	(3)
Derivatives(f)	(68)	(9)	22
Transfer pricing adjustment	—	44	—
Other	2	2	5

Total transactions with Alcan	(83)	27	4
Interest income from Aluminium Norf GmbH	(1)	(5)	(7)

	$(84)	$22	$(3)

Purchase of inventory/tolling services
Aluminium Norf GmbH	$187	$162	$150

Alcan(g)	$1,732	$1,704	$1,667

(a)	The Group sells inventory to Alcan and certain investees accounted for under the equity method in the ordinary course of business.

(b)	These expenses are comprised of an allocation of research and development expenses incurred by Alcan on behalf of the Group.

(c)	As discussed further below as well as in note 17 — Debt Not Maturing Within One Year, the Group has various short-term and long-term debt payable to Alcan where interest is charged on a floating rate basis.

(d)	Service fee income relates to revenues generated through sales of research and development and other corporate services to Alcan.

(e)	Service fee expense relates to the purchase of corporate services from Alcan.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

(f)	Alcan is the counterparty to all of the Group’s metal derivatives and most of the currency derivatives. Refer to note 21 — Financial Instruments and Commodity Contracts.

(g)	Alcan is the primary supplier of prime and sheet ingot to the Group.

      The table below describes the nature and amount of balances the Group has with related parties.

	As at
	December 31

	2003	2002

Trade receivables(a)
Alcan	$163	$174

Other receivables(b)(c)(e)
Alcan	$1,154	$382
Aluminium Norf GmbH	13	25

	$1,167	$407

Long-term receivables
Alcan(c)	$500	$—
Aluminium Norf GmbH(d)	114	112

	$614	$112

Payables and accrued liabilities(a)
Aluminium Norf GmbH	$4	$13
Alcan	282	239

	$286	$252

Short-term borrowings(f)
Alcan	$64	$58

Debt maturing within one year(g)
Alcan	$10	$—

Debt not maturing within one year(g)
Alcan	$1,011	$491

(a)	The Group purchases from and sells inventory to Alcan and purchases services from an investee accounted for under the equity method, in the ordinary course of business.

(b)	Includes Trade receivables sold to Alcan in the amount of $218 (2002: $233) as described in note 12 — Sales of Receivables.

(c)	Alcan Aluminum Corporation Inc. (AAC), which is part of the Group, issued two $500 Floating Rate Notes (FRNs) on December 8, 2003, maturing in December 2004 and 2005, respectively, and advanced the funds including an additional $125 to Alcan as part of Alcan’s financing of its acquisition of Pechiney. The amounts due from Alcan to AAC are included in Other receivables, for the $500 FRN due in 2004 and the $125 loan (recorded by the Group in Short-term borrowings), and in Long-term receivables for the $500 FRN due in 2005. The $125 loan and the $500 FRN due in 2005 were repaid to AAC in March and August 2004, respectively, as described in note 27 — Subsequent Events.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

(d)	Loan to an investee accounted for under the equity method.

(e)	Includes various floating rate notes totalling € 158.5 million (2002: € 121 million) maturing within one year.

(f)	Loan due to Alcan in the amount of GBP 36 million payable upon demand.

(g)	The Group has various loans payable to Alcan as described in note 17 — Debt Not Maturing Within One Year.

11. Allowance for doubtful accounts

      The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the trade receivables balance. Management determines the allowance based on known uncollectable accounts, historical experience, and other currently available evidence. Activity in the allowance for doubtful accounts is as follows:

		Additions
	Balance at	charged to
	beginning	costs &			Balance at
Description	of year	expenses	Acquisitions	Write-offs	end of year

2003	$25	$5	$1	$1	$30
2002	23	8	—	6	25
2001	29	6	—	12	23

12. Sales of receivables

      Alcan performs cash management functions on behalf of certain of the Group’s businesses primarily in North America, the United Kingdom, and parts of Europe. On an ongoing basis, the Group’s businesses in North America sell to Alcan an undivided interest in certain third party trade receivables, with no recourse. The third party receivables are exchanged for receivables from Alcan, which are included in Other receivables — related parties (refer to note 10 — Related Party Transactions). The consideration received by the Group for the receivables reflect the good faith determination of the Group and Alcan of the fair market value of the receivables and is equal to the consideration that the parties believe would be received in sales of the receivables between non-affiliated entities. Alcan charges the Group a servicing fee on a monthly basis which the Group charges back to Alcan as it manages the receivables. The Group acts as a service agent and administers the collection of the receivables sold. No servicing asset or liability is recognized by the Group as the fees received reflect the fair value of the cost of servicing the receivables.

      An undivided interest in the trade receivables sold by the Group to Alcan is sold to a third party bank, with limited recourse, on an ongoing basis under the terms of an agreement effective December 18, 2001. The assets are isolated from Alcan and the Group and are put presumptively beyond the reach of Alcan, the Group and their respective creditors. The bank, as transferee, has the right to pledge or exchange the assets it has received, and no condition both constrains such transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to Alcan or the Group. Alcan does not maintain effective control over the receivables so transferred through either (a) an agreement that both entitles and obligates Alcan to repurchase the receivables before their maturity or (b) the ability to unilaterally cause the bank to return specific assets. Accordingly, the transfers of receivables by the Group to Alcan, and by Alcan to the transferee bank, have been recognized as sales pursuant to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets & Extinguishments of Liabilities.

      As at December 31, 2003, the Group sold third party trade receivables of $218 (2002: $233).

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

13. Other expenses (income) — net

      Other expenses (income) — net comprise the following elements:

	2003	2002	2001

Restructuring costs	$3	$(6)	$—
Asset impairment provisions	4	6	—
Loss (Gain) on disposal of fixed assets	1	(3)	3
Environmental provisions	25	—	—
Interest revenue	(7)	(16)	(14)
Exchange (gains) losses	17	3	5
Derivatives (gains) losses	(20)	(9)	27
Service fee expense (income) — net	(13)	(9)	(20)
Transfer pricing adjustment	—	44	—
Other	14	11	13

	$24	$21	$14

      The 2003 restructuring costs of $3 consist principally of employee severance. The restructuring costs and asset impairment provisions above are not part of the 2001 restructuring program described in note 7 — Restructuring, Impairment and Other Special Charges. Environmental provisions consist of estimated and probable environmental remediation costs.

14. Deferred charges and other assets

      Deferred charges and other assets comprise the following elements:

	2003	2002

Prepaid pension costs (Note 23)	$2	$2
Investments accounted for under the equity method (Note 9)	110	84
Long-term notes and other receivables	74	77
Other	10	7

	$196	$170

15. Property, plant and equipment

	2003	2002

Cost (excluding construction work in progress)
Land and property rights	$93	$83
Buildings	848	777
Machinery and equipment	4,277	3,982

	$5,218	$4,842

      Accumulated depreciation relates primarily to Buildings and Machinery and equipment.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

16. Deferred credits and other liabilities

      Deferred credits and other liabilities comprise the following elements:

	2003	2002

Post-retirement and post-employment benefits (Note 23)	$211	$168
Environmental liabilities (Note 19)	52	20
Restructuring liabilities	2	4
Claims	40	51
Other	57	38

	$362	$281

17. Debt not maturing within one year

	2003	2002

Due to related parties
Alcan Deutschland Holdings GmbH & Co. KG
4.30%, loan, due 2008 (€ 375 million)	$472	$—
Floating rate loan, due 2006 (€ 51 million)(a)	64	54
Alcan Deutschland GmbH
Floating rate loans, due 2005 (€ 214 million)(a)	268	224
Alcan Aluminio do Brasil Ltda
Floating rate notes, due 2004/2007(a)	195	195
Alcan Aluminio S.p.A.
Floating rate loan, due 2005 (€ 18 million)(a)	22	18

	1,021	491
Debt maturing within one year included in current liabilities	(10)	—

Debt not maturing within one year due to related parties	$1,011	$491

Due to third parties
Alcan Aluminum Corporation
Floating rate notes, due 2005(a)(b)	$500	$—
Other
Bank loans, due 2004/2011(a)	137	131
Other debt, due 2004/2009(a)	1	1

	638	132
Debt maturing within one year included in current liabilities	(132)	—

Debt not maturing within one year due to third parties	$506	$132

(a)	Interest rates fluctuate principally with the lender’s prime commercial rate, the commercial bank bill rate, or are tied to LIBOR/ EURIBOR rates.

(b)	Alcan Aluminum Corporation (AAC) had the right to redeem the FRNs due December 8, 2005, at any time on or after June 8, 2004. It opted to repay the FRNs on August 6, 2004 (refer to note 27 — Subsequent Events). The FRNs ranked equally with AAC’s senior unsecured debt and were guaranteed by Alcan.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      Based on rates of exchange at year-end, debt repayment requirements over the next five years amount to $142 in 2004, $853 in 2005, $170 in 2006, $21 in 2007 and $472 in 2008. Related party debt repayments over the next five years amount to $10 in 2004, $350 in 2005, $169 in 2006, $20 in 2007 and $472 in 2008.

18. Stock options and other stock-based compensation

  Alcan Executive Share Option Plan

      Under the executive share option plan, certain key employees may purchase common shares at an exercise price that is based on the market value of the shares on the date of the grant of each option. The vesting period for options granted beginning in 1998 is linked to Alcan’s share price performance, but does not exceed nine years. Options granted before 1998 vest generally over a fixed period of four years from the grant date and expire at various dates during the next ten years.

      The number of options granted to certain employees of Alcan’s Rolled Products businesses is 211,725 in 2003 (2002: 292,200; 2001: 338,980). The option activity is not necessarily indicative of what the activity would have been had the Group been a separate stand-alone company during the periods presented or what the activity may be in the future.

      To compute compensation expense under SFAS No. 123, Accounting for Stock Compensation, the Black-Scholes valuation model was used to determine the fair value of the Alcan options granted that are held by the Group’s employees.

      The weighted average fair value of stock options granted to certain employees of Alcan’s Rolled Products businesses in 2003 is $9.95 (2002: $7.72; 2001: $10.90).

      Stock-based compensation expense for stock options granted to certain employees of Alcan’s Rolled Products businesses was $2 in 2003 (2002: $2; 2001: $3).

      The fair value of each option grant is estimated on the date of grant with the following weighted average assumptions used for the option grants:

	2003	2002	2001

Dividend yield	1.88%	1.65%	1.93%
Expected volatility	29.16%	35.73%	30.83%
Risk-free interest rate	3.39%	3.50%	5.57%
Expected life (years)	6	6	10

  Compensation To Be Settled in Cash

      Presented below is a summary of Alcan’s other stock-based compensation plans to be settled in cash that are held by certain employees of Alcan’s Rolled Products businesses.

     Stock Price Appreciation Unit Plan

      A small number of employees of Alcan’s Rolled Products businesses are entitled to receive Stock Price Appreciation Units (SPAU) whereby they are entitled to receive cash in an amount equal to the excess of the market value of an Alcan common share on the date of exercise of a SPAU over the market value of an Alcan common share as of the date of grant of such SPAUs. The vesting period is linked to Alcan’s share price performance, but does not exceed nine years.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

     Total Shareholder Return Performance Plan

      Certain employees of Alcan’s Rolled Products businesses are entitled to receive cash awards under the Total Shareholder Return Performance Plan, a cash incentive plan which provides performance awards to eligible employees based on the relative performance of Alcan’s common share price and cumulative dividend yield performance compared to other corporations included in the Standard & Poor’s Industrial Composite Index measured over three-year periods commencing on October 1, 2003 and 2002. If the performance results for Alcan’s common shares is below the 30th percentile compared to all companies in the Standard & Poor’s Industrials Composite Index, the employee will not receive an award. At or above the 75th percentile rank, the employee will earn the maximum award, which is equal to 300% of the target set for the period. The actual amount of the award (if any) will be prorated between the percentile rankings.

     Compensation Cost

      Stock based compensation expense for Alcan’s employee compensation awards held by certain employees of Alcan’s Rolled Products businesses that are to be settled in cash was $3 in 2003 (nil in 2002 and 2001).

19. Commitments and contingencies

      Commitments with third parties for supplies of goods and services are estimated at $34 in 2004, $3 in 2005, $3 in 2006, nil in 2007 and thereafter. Total payments to these entities were $3 in 2003, $5 in 2002 and nil in 2001, excluding capital expenditures.

      Minimum rental obligations are estimated at $12 in 2004, $7 in 2005, $5 in 2006, $3 in 2007, $2 in 2008 and $2 thereafter. Total rental expenses amounted to $15 in 2003, $15 in 2002 and $16 in 2001.

      The Group, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Group has environmental contingencies relating to 13 existing and former Group sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.

      The Group is subject to various laws relating to the protection of the environment. The Group has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

      The Group is involved in proceedings, as described below, under the U.S. Superfund or analogous state provisions regarding the usage, storage, treatment or disposal of hazardous substances at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which it has operations, including Brazil and certain countries in the European Union.

      PAS Site. Alcan’s subsidiary, Alcan Aluminum Corporation (AAC), and third parties were defendants in a lawsuit instituted in July 1987 by the U.S. Environmental Protection Agency (EPA), relating to the Pollution Abatement Services (PAS) site, a third-party disposal site, in Oswego, New York. AAC was alleged to have contaminated this site through the disposal of waste materials disposed by contractors employed by AAC (and other companies). AAC’s defense was that the waste was not hazardous. In January 1991, the U.S. District Court for the Northern District of New York found AAC liable for a share of the clean-up costs for the site, and in December 1991 determined the amount of such share to be $3.2. AAC appealed this decision to the United States Court of Appeals, Second Circuit. In April 1993, the Second Circuit reversed the District Court and remanded the case for a hearing on what liability, if any, might be assigned to AAC depending on whether AAC could prove that waste did

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

not contribute to the costs of remediation at the site. This matter was consolidated with another case, instituted in October 1991 by the EPA against AAC in the U.S. District Court for the Northern District of New York seeking clean-up costs in regard to the Fulton Terminals Superfund site in Oswego County, New York, which is also owned by PAS. The remand hearing was held in October of 1999. The trial court re-instituted its judgment holding AAC liable. The amount of the judgment plus interest was $13.5 as of December 2000. The case was appealed. In the first quarter 2003, the Second Circuit affirmed the decision of the trial court. AAC sought a rehearing but the motion was denied. AAC filed a petition for certiorari in U.S. Supreme Court, which was denied. In 2004, AAC paid $13.9 in respect of the EPA claim, representing the full amount of the judgment plus interest, and $1.6 to the State of New York, and is currently responsible for future oversight costs, which are currently estimated at approximately $0.5.

      PAS Oswego Site Performing Group. A group of ten potentially responsible parties (PRPs), have instituted legal proceedings against AAC seeking contribution from AAC for the $6.4 in remediation costs (plus accrued interest) these PRPs claim to have collectively incurred at the PAS site from 1990 to the present. Based upon information currently available to it, AAC is disclaiming responsibility for any of the costs incurred by the PRPs.

      Oswego North Ponds. In the late 1960s and early 1970s, Alcan Oswego used an oil containing polychlorinated biphenyls, or PCBs, in its re-melting operations. At the time, Alcan utilized a once-through cooling water system that discharged through a series of constructed ponds and wetlands, collectively referred to as the North Ponds. In the early 1980s, low levels of PCBs were detected in the cooling water system discharge and Alcan performed several subsequent investigations. The PCB-containing hydraulic oil Pydraul, which was eliminated from use by Alcan in the early 1970s, was identified as the source of contamination. In the mid-1980s, the Oswego North Ponds site was classified as an “inactive hazardous waste disposal site” and added to the New York State Registry under Alcan Sheet and Plate Company. Alcan ceased discharge through the North Ponds in mid-2002.

      In cooperation with the New York State Department of Environmental Conservation (NYSDEC), and the New York State Department of Health, Alcan entered into a consent agreement in August 2000 to develop and implement a remediation program to address the PCB contamination at the Oswego North Ponds site. A remediation investigation report was submitted to the NYSDEC in January 2004, and the Group anticipates that the NYSDEC will issue a proposed remediation action plan and record of decision during the first quarter of 2005. The Group expects that the remediation plan will be implemented in 2006. The estimated costs associated with the remediation of the Oswego North Ponds are approximately $25.

      Butler Tunnel Site. AAC was a party in a 1989 EPA lawsuit before the U.S. District Court for the Middle District of Pennsylvania invoicing the Butler Tunnel Superfund site, a third-party disposal site. In May 1991, the Court granted summary judgment against AAC in the amount of approximately $0.5 for alleged disposal of hazardous waste. After unsuccessful appeals, in 1995 AAC paid the entire judgment plus interest.

      The United States government filed a second cost recovery action against Alcan seeking recovery of expenses associated with the installation of an early warning system for potential future releases for the Butler site. The complaint does not disclose the amount of costs sought by the government. The case has been held in abeyance since shortly after it was filed and therefore there has been no opportunity for discovery to determine the specific remediation action sought, the estimated cost, the existence of other settlements or the existence of other non-settling PRPs, if any, for potential contribution. As a result, Alcan has been unable to determine what, if any, exposure it may have in respect of this cost recovery section.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      AAC instituted a separate proceeding against several third parties alleged to have disposed of waste at the site to recover part of the amounts paid to the government in the Butler Tunnel Site, as well as seeking contribution for costs and expenses associated with the installation of the early warning system. This separate proceeding was dismissed in 2004.

      Tri-Cities Site. In 1994 AAC and other companies responded to an EPA inquiry concerning the shipment of old drums to Tri-Cities Inc. (New York). Prior to that, AAC had reprocessed the barrels. In 1996 the EPA issued an administrative order directing the PRPs to clean up the site. AAC refused to participate, claiming that the drums sent to Tri-Cities were empty at the time of delivery. The PRPs sent AAC a settlement offer and proposed Consent Decree by which AAC would agree to join other PRPs in the clean-up. AAC rejected the offer as it disagreed with the drum count attributed to it. In September 2002, AAC received notice from the EPA contending that AAC was responsible for response costs totaling approximately $0.2 plus interest and future response costs for its violation of the administrative order. AAC responded by a letter outlining its objections to the EPA’s determination. The EPA has since indicated that the matter has been referred to the Department of Justice, or DOJ, for enforcement. AAC has responded with a letter stating that the EPA’s claims are unsupported. In 2003, AAC met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $2.1.

      Quanta Resources Facility. In June 2003, the DOJ filed a Superfund costs recovery action in U.S. District Court for the Northern District of New York against AAC and Quanta Resources, seeking unreimbursed response costs, stemming from the disposal of rolling oil emulsion at a Mahler facility in Syracuse, New York. The parties are in the process of discovery. In the fall of 2003, AAC met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $1.4.

      Sealand Site. New York State claims AAC’s waste at the Sealand, New York site is hazardous, which AAC disputes. There are several PRPs at this site. In 1993, AAC declined a request to participate in a program to provide drinking water to area residents, contending that AAC’s waste did not cause or contribute to the harm caused at the site. In 2003, Alcan met with the DOJ and the EPA who quantified potential liability for unreimbursed costs in the amount of $2.6.

      It is the Group’s policy to accrue estimated environmental clean-up costs (investigation and remediation) when such amounts can reasonably be estimated and it is probable that the Group will be required to incur such costs. The Group has estimated its undiscounted remaining clean-up costs related to 13 sites will be in the range of $47 to $52. An estimated liability of $52 has been recorded on the combined balance sheet at December 31, 2003 in Deferred credits and other liabilities. Other than these 13 sites, the Group is currently not aware of any material exposure to environmental liabilities. However, adverse changes in environmental regulations, new information or other factors could impact the Group.

      Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Group does not believe that it is reasonably possible that losses in excess of accrued amounts are sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances.

      In addition, see reference to income taxes in note 8, debt repayments in note 17, and financial instruments and commodity contracts in note 21.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

20. Currency gains and losses

      The following are the amounts recognized in the financial statements:

	2003	2002	2001

Currency gains (losses) recorded in income
Gains (Losses) realized and unrealized on currency derivatives	$(37)	$(21)	$2
Realized deferred translation adjustments	1	—	—
Gains (Losses) on translation of monetary assets and liabilities	(7)	9	(7)

	$(43)	$(12)	$(5)

Deferred translation adjustments — beginning of year	$(12)	$(141)	$(113)
Effect of exchange rate changes	103	129	(28)
Losses (Gains) realized	(1)	—	—

Deferred translation adjustments — end of year	$90	$(12)	$(141)

21. Financial instruments and commodity contracts

      In conducting its business, the Group uses various derivative and non-derivative instruments, including forward contracts to manage the risks arising from fluctuations in exchange rates, interest rates, aluminum prices and other commodity prices. Generally, such instruments are used for risk management purposes only. The principal counterparty to these contracts is Alcan.

  Derivatives — Currency

      The Group enters into forward currency contracts that are designated as hedges of certain identifiable foreign currency revenue and operating cost exposures. Foreign currency forward contracts are also used to hedge certain foreign currency denominated debt.

		Outstanding at December 31

		2003		2002

		Notional	Fair	Notional	Fair
	Hedge	amount	value	amount	value

Financial instrument
Forward exchange contracts	Future firm net operating cash flows
— third parties		$12	$(4)	$78	$(5)
— related parties		439	(26)	190	(3)
Cross currency interest swap and forward exchange contracts (third parties)	To swap US$ third party borrowings to KRW	233	2	271	(5)

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Derivatives — Interest Rate

      The Group sometimes enters into interest rate swaps to manage funding costs as well as the volatility of interest rates.

	Outstanding at December 31

	2003		2002

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Financial Instrument
Rate swap — floating to fixed (third parties) — KRW floating to KRW fixed	$25	$—	$3	$—

  Derivatives — Aluminum

      Depending on supply and market conditions, as well as for logistical reasons, the Group may purchase primary and secondary aluminum on the open market to meet its fabricated products requirements. In addition, the Group may hedge certain commitments arising from pricing arrangements with some of its customers and the effects of price fluctuations on inventories.

	Outstanding at December 31

	2003	2002

Financial Instrument
Forward contracts (related parties)
Tonnes covered	469,110	549,076
Maturing principally in years	2004 to 2005	2003 to 2004
Call options purchased (related parties)
Number of tonnes	—	88,050
Maturing principally in years	—	2003
Fair value	$86	$(11)

  Derivatives — Natural Gas

      As a hedge of future natural gas purchases, the Group had outstanding as at December 31:

	2003	2002

Financial Instrument
Swaps (third parties)
Number of decatherms (in millions)	2.0	—
Options (third parties)
Number of decatherms (in millions)	2.3	—
Fair value	$1	$—

 Counterparty risk

      The Group may be exposed to losses in the future if the counterparties to the above contracts fail to perform. The principal counterparty is Alcan (refer to note 10 — Related Party Transactions). The Group is satisfied that the risk of such non-performance is remote, due to its monitoring of credit exposures.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

 Financial Instruments — Fair Value

      On December 31, 2003, the fair value of the Group’s long-term debt totaling $1,659 (2002: $623) was the same as its book value.

      The fair values of all other financial assets and liabilities are approximately equal to their carrying values.

22.	Supplementary information

	2003	2002	2001

Statements of income
Interest on long-term debt	$27	$26	$30
Capitalized interest	(1)	—	—

Statements of cash flows
Interest paid	41	42	65
Income taxes paid (refunded)	19	34	(80)

	2003	2002

Balance sheets
Payables and accrued liabilities include the following:
Trade payables	$708	$534
Other accrued liabilities	286	208
Income and other taxes	28	49
Accrued employment costs	66	58

      At December 31, 2003, the weighted average interest rate on short-term borrowings was 1.8% (2002: 3.3%; 2001: 4.5%).

23.	Post-retirement benefits

      Most of the Group’s pension obligation relates to funded defined benefit pension plans it has established in the United States, unfunded pension benefits in Germany, and lump sum indemnities payable upon retirement to employees of businesses in France, Korea and Malaysia. Pension benefits are generally based on the employee’s service and either on a flat dollar rate or on the highest average eligible compensation before retirement. In addition, some of the entities of the Group participate in defined benefit plans managed by Alcan in Canada, the U.S., the U.K. and Switzerland. The Group’s share of these plans’ assets and liabilities is not included in the combined balance sheets, as discussed in note 2 — Basis of Presentation.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      Investments are generally limited to publicly traded stocks and high-rated debt securities, and include only small amounts in other categories. Target allocation for 2003 is as indicated below.

		Allocation in
		aggregate at
		December 31
	Target
	Allocation	2003	2002

Category of asset
Equity	40% to 65%	46%	14%
Debt securities	30% to 55%	54%	86%
Real estate	0% to 5%	—	—

      The Group’s pension funding policy is to contribute the amount required to provide for contractual benefits attributed to service to date, and to amortize unfunded actuarial liabilities for the most part over periods of 15 years or less. The Group expects to contribute $1 to its funded pension plans in 2004, and to pay $7 of unfunded pension benefits and lump sum indemnities from operating cash flows.

      Alcan provides unfunded health care and life insurance benefits to retired employees in Canada and the United States, which include retired employees of some of the Group’s businesses. The Group’s share of these plans’ liabilities and costs are included in the combined financial statements. The Group expects to pay benefits of $7 in 2004 from operating cash flows.

	Pension benefits		Other benefits

	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at January 1	$115	$105	$69	$62
Service cost	6	3	2	2
Interest cost	12	6	4	4
Benefits paid	(11)	(5)	(6)	(5)
Amendments	1	—	—	—
Acquisitions/reorganization	88	—	—	—
Curtailments/divestitures	—	1	—	—
Actuarial (gains) losses	28	(8)	10	6
Currency losses	17	13	—	—

Benefit obligation measured at December 31	$256	$115	$79	$69

Change in market value of plan assets
Assets at January 1	$25	$27	$—	$—
Actual return on assets	24	(4)	—	—
Benefits paid from funded plans	(7)	(5)	—	—
Company contributions	4	7	—	—
Acquisitions/reorganization	68	—	—	—

Assets at December 31	$114	$25	$—	$—

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

	Pension benefits		Other benefits

	2003	2002	2003	2002

Net benefit obligation	$(142)	$(90)	$(79)	$(69)
Unamortized
— actuarial (gains)/losses	(8)	(8)	10	2
— prior service cost	20	13	(1)	—
Minimum pension liability (excluding amount related to prior service costs)	(12)	(12)	—	—

Net liability in balance sheet	$(142)	$(97)	$(70)	$(67)

Deferred charges and other assets	2	2	—	—
Intangible assets	4	1	—	—
Payables and accrued liabilities	(7)	1	—	—
Deferred credits and other liabilities	(141)	(101)	(70)	(67)

Net liability in balance sheet	$(142)	$(97)	$(70)	$(67)

      The total accumulated benefit obligation (ABO) is $237 (2002: $94). For certain plans, the PBO and the ABO exceed the market value of the assets. For these plans, including unfunded pensions and lump sum indemnities, the PBO is $222 (2002: $115), the ABO is $203 (2002: $94), while the market value of the assets is $77 (2002: $25).

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost
Service cost	$21	$25	$24	$2	$2	$2
Interest cost	33	37	35	5	4	4
Expected return on assets	(28)	(40)	(45)	—	—	—
Amortization
— actuarial (gains) losses	3	(3)	(11)	—	—	(1)
— prior service cost	5	6	8	—	—	—
Curtailment/settlement losses	7	—	—	—	—	—

Net periodic benefit cost	$41	$25	$11	$7	$6	$5

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	5.8%	5.6%	5.6%	6.2%	6.5%	7.0%
Average compensation growth	3.3%	3.0%	3.0%	3.7%	3.9%	5.0%
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	6.2%	5.6%	5.9%	6.5%	7.0%	7.5%
Average compensation growth	3.0%	3.0%	3.0%	3.9%	5.0%	5.6%
Expected return on plan assets	8.0%	5.0%	5.0%	—	—	—

      Included in net periodic benefit cost are contributions of subsidiaries and cost allocations of divisions that participate in Alcan plans, as described in note 2 — Basis of Presentation.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      In estimating the expected return on assets of a pension plan, consideration is given primarily to its target allocation, the current yield on long-term bonds in the country where the plan is established, and the historical risk premium in each relevant country of equity or real estate over long-term bond yields. The approach is consistent with the principle that assets with higher risk provide a greater return over the long term.

      The assumed health care cost trend used for measurement purposes is 10.0% for 2004, decreasing gradually to 4.3% in 2010 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend rates would have the following effects:

	Other Benefits

	1% Increase	1% Decrease

Sensitivity Analysis
Effect on service and interest costs	—	—
Effect on benefit obligation	$7	$(6)

24. Information by geographic areas

	Location	2003	2002	2001

Sales and operating revenues — third	Canada	$212	$145	$123
and related parties (by origin)	United States	2,174	2,373	2,384
	Brazil	408	373	386
	United Kingdom	302	357	377
	Germany	1,705	1,409	1,308
	Other Europe	503	451	475
	Asia and Other Pacific	917	785	724

	Total	$6,221	$5,893	$5,777

	Location	2003	2002

Property, plant and equipment,	Canada	$116	$119
Intangible assets and Goodwill at	United States	454	484
December 31 (*)(**)	Brazil	568	577
	United Kingdom	162	136
	Germany	267	210
	Other Europe	317	181
	Asia and Other Pacific	630	642

	Total	$2,514	$2,349

(*)	In 2002, Property, plant and equipment, Intangible assets and Goodwill — net included goodwill impairment charges of $84 for Other Europe.

(**)	The allocation of the purchase price for Pechiney by geographic area is tentative. The final valuation will be completed in 2004 and accordingly, the fair values could be modified for property, plant and equipment and goodwill.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

25. Information by operating segments

      The following presents selected information by operating segment, viewed on a stand-alone basis. The operating management structure is comprised of four operating segments. The four operating segments are Novelis North America, Novelis Europe, Novelis Asia and Novelis South America. Alcan’s measure of the profitability of its operating segments is referred to as business group profit (BGP). BGP comprises earnings before interest, income taxes, minority interests, depreciation and amortization and excludes certain items, such as corporate costs, restructuring costs (relating to major corporate-wide acquisitions or initiatives), impairment and other special charges, and pension actuarial gains, losses and other adjustments, that are not under the control of the business groups or are not considered in the measurement of their profitability. These items are generally managed by Alcan’s corporate head office, which focuses on strategy development and oversees governance, policy, legal, compliance, human resources and finance matters. The change in fair market value of derivatives is removed from individual BGP and is shown on a separate line. This presentation provides a more accurate portrayal of underlying business group results and is in line with the Group’s portfolio approach to risk management.

      Transactions between operating segments are conducted on an arm’s-length basis and reflect market prices.

      The accounting principles used to prepare the information by operating segment are the same as those used to prepare the combined financial statements of the Group, except for the following two items:

(1)	The operating segments include the Group’s proportionate share of joint ventures (including joint ventures accounted for using the equity method) as they are managed within each operating segment; and

(2)	Pension costs for the operating segments are based on the normal current service cost with all actuarial gains, losses and other adjustments being included in Intersegment and other.

      The operating segments are described below.

  Novelis North America

      Headquartered in Cleveland, U.S.A., this group encompasses aluminum sheet and light gauge products, operating 12 plants in two countries.

  Novelis Europe

      Headquartered in Zurich, Switzerland, this group comprises aluminum sheet, including automotive, can and lithographic sheet as well as foil stock, operating 18 plants in seven countries.

  Novelis Asia

      Headquartered in Seoul, South Korea, this group encompasses aluminum sheet and light gauge products, operating three plants in two countries.

  Novelis South America

      Headquartered in Sao Paulo, Brazil, this group comprises bauxite mining, alumina refining, smelting operations, power generation, carbon products, aluminum sheet and light gauge products, operating five plants in Brazil. The Brazilian bauxite, alumina and smelting assets are included in the Group because they are integrated with the Brazilian rolling operations.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Intersegment and other

      This classification includes the deferral or realization of profits on intersegment sales of aluminum and alumina, corporate office costs as well as other non-operating items.

  Risk Concentration

      All four operating segments traded with Rexam Plc (Rexam) during 2003 and all except for Novelis Asia traded with Rexam in 2002 and 2001. Revenues from Rexam of $577 amounted to approximately 9% of total revenues for the year ended December 31, 2003 (2002: $666 and 11%; 2001: $639 and 11%).

	Intersegment			Third and related parties

	2003	2002	2001	2003	2002	2001

Sales and operating revenues
Novelis North America	$40	$9	$6	$2,385	$2,517	$2,506
Novelis Europe	23	40	27	2,510	2,218	2,158
Novelis Asia	13	11	5	918	785	724
Novelis South America	23	13	—	414	379	393
Adjustments for equity-accounted joint ventures	—	—	—	(7)	(7)	(7)
Other	(99)	(73)	(38)	1	1	3

	$—	$—	$—	$6,221	$5,893	$5,777

	2003	2002	2001

Business group profit
Novelis North America	$206	$277	$202
Novelis Europe	173	130	80
Novelis Asia	68	35	26
Novelis South America	112	90	107
Adjustments for equity-accounted joint ventures	(45)	(42)	(36)
Adjustments for mark-to-market of derivatives	20	9	(27)
Depreciation and amortization	(222)	(211)	(217)
Restructuring, impairment and other special charges	24	(25)	(208)
Intersegment, corporate offices and other	(92)	(85)	(16)
Equity income	6	8	5
Interest	(40)	(42)	(64)
Income taxes	(50)	(77)	(6)
Minority interests	(3)	8	17
Cumulative effect of accounting change	—	(84)	—

Net Income (Loss)	$157	$(9)	$(137)

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

	2003	2002

Total assets at December 31
Novelis North America	$1,131	$1,130
Novelis Europe	2,167	1,650
Novelis Asia	837	824
Novelis South America	733	720
Adjustments for equity-accounted joint ventures	(135)	(110)
Other	1,583	344

	$6,316	$4,558

				Cash Paid for Capital
	Depreciation and			Expenditures and Business
	Amortization			Acquisitions

	2003	2002	2001	2003	2002	2001

Novelis North America	$68	$67	$72	$38	$32	$59
Novelis Europe	87	75	80	97	81	86
Novelis Asia	45	42	37	36	32	73
Novelis South America	49	49	49	41	46	42
Adjustments for equity-accounted joint ventures	(32)	(26)	(25)	(14)	(14)	(15)
Other	5	4	4	2	2	12

	$222	$211	$217	$200	$179	$257

26.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP)

      Significant differences between United States and Canadian GAAP are described below.

  (A)  Derivatives

      Under U.S. GAAP, all derivatives are recorded in the financial statements at fair value. Unrealized gains and losses resulting from the valuation at fair value of derivatives not meeting strict hedge accounting criteria are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged.

      Under Canadian GAAP, gains and losses on derivative contracts are recognized in income concurrently with the recognition of the transactions being hedged. For certain foreign currency forward contracts and swaps that are used to hedge certain foreign currency denominated debt, unrealized currency gains and losses are recorded in income concurrently with the unrealized gains and losses on the items being hedged. As described under Newly Issued Accounting Standards for Canadian GAAP Presentation, the Canadian Institute of Chartered Accountants (CICA) issued AcG-13, Hedging Relationships which is effective beginning January 1, 2004.

  (B)  Minimum Pension Liability

      Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized past service cost is recognized as an intangible asset while the remainder is charged to Comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  (C)  Impairment of Goodwill

      Under U.S. GAAP, goodwill impairment identified as at January 1, 2002 was charged to income as the cumulative effect of an accounting change. Under Canadian GAAP, the impairment loss identified as at January 1, 2002 was recognized as a charge to opening Owner’s net investment in 2002.

  (D) Deferred Translation Adjustments

      Under U.S. GAAP, deferred translation adjustments are reported as a component of Comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and deferred translation adjustments are reported as a component of invested equity.

  (E)  Joint Ventures

      Under U.S. GAAP, joint ventures, other than those over which the Group has an undivided interest in the assets, are accounted for using the equity method while under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method. A joint venture is an entity owned and operated by a small group of businesses (the “joint venturers”) as a separate and specific business or project for the mutual benefit of the members of the group. Venturers are bound by a contractual arrangement, which establishes that the venturers have joint control over the joint venture, regardless of the difference that may exist in their ownership interest. The different accounting treatment affects the display and classification of financial statement items and not net income or invested equity.

      As mentioned above, under Canadian GAAP, joint ventures are proportionately consolidated to the extent of the Group’s participation. Sales from the Group’s joint ventures in Germany and Brazil to the Group are characterized as intercompany transactions. Accordingly, the revenues and cost of goods sold relating to such sales are eliminated under proportionate consolidation with the residual being the margin on such sales, which is recorded as a reduction of cost of sales and operating expenses. Under Canadian GAAP, the Group’s proportionate share of depreciation and amortization expenses with respect to these joint ventures is included in its expenses. In contrast, under U.S. GAAP, the joint ventures are accounted for under the equity method whereby the Group’s share of the joint ventures’ net income is reported as equity income.

  (F) Combined Statement of Income

      Under U.S. GAAP, income from continuing operations before amortization of goodwill and income from continuing operations per common share before amortization of goodwill are not presented whereas they would be presented under Canadian GAAP.

  (G) Currency Translation

      The difference between Deferred translation adjustments under U.S. GAAP and Canadian GAAP arises from the different treatment of exchange on long-term debt at January 1, 1983, resulting from the adoption of Canadian accounting standards on foreign currency translation on such date.

  (H) Comprehensive Income

      U.S. GAAP requires the disclosure of Comprehensive income which, for the Group, comprises Net income, the movement in Deferred translation adjustments and the movement in the minimum pension liability. The concept of Comprehensive income does not exist under Canadian GAAP.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Recently Adopted Accounting Standards for Canadian GAAP Presentation

     Goodwill and Other Intangible Assets

      On January 1, 2002, the Group adopted the new standard of the CICA Section 3062, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with an indefinite life are no longer amortized but are carried at the lower of carrying value and fair value. Goodwill and other intangible assets with an indefinite life are tested for impairment on an annual basis.

      Goodwill is tested for impairment using a two-step test. Under the first step, the fair value of a reporting unit, based upon discounted cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist. However, if the fair value is less than the carrying amount, a second test must be performed whereby the fair value of the reporting unit’s goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same way as goodwill is determined at the date of acquisition in a business combination, that is, the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit.

      An impairment of $84 was identified in the goodwill balance as at January 1, 2002, and was charged to opening retained earnings in 2002 upon adoption of the new accounting standard. Any further impairment arising subsequent to January 1, 2002 is taken as a charge against income. As a result of the new standard, the Group no longer amortizes goodwill. The amount of goodwill amortization was $3 in 2001.

     Impairment of Long-Lived Assets

      On January 1, 2003, the Group early adopted the CICA Section 3063, Impairment of Long-Lived Assets. Under this standard, an impairment loss is recognized when the carrying amount of a long-lived asset held for use is not recoverable and exceeds its fair value. No impairment charges were recorded upon adoption of this new standard.

     Disposal of Long-Lived Assets and Discontinued Operations

      On January 1, 2003, the Group early adopted the CICA Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Under this standard, a long-lived asset to be disposed of by sale is measured at the lower of its carrying amount or fair value less cost to sell, and is not depreciated while classified as held for sale. Assets and liabilities classified as held for sale are reported as assets held for sale and liabilities of operations held for sale on the balance sheet. A long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, is classified as held for use until it is disposed of and depreciation estimates revised to reflect the use of the asset over its shortened useful life.

      Also, the standard requires that the results of operations of a component of an enterprise, that has been disposed of either by sale or abandonment or is classified as held for sale, be reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

     Severance and Termination Benefits

      On April 1, 2003, the Group adopted the new CICA Emerging Issues Committee abstract No. 134, Accounting for Severance and Termination Benefits. Under this abstract, contractual termination benefits and severance costs are recognized as an expense when management, having the appropriate level of authority, approves a decision to terminate employees. Non-contractual termination benefits are recognized as an expense when communicated to employees. Retention bonuses are recognized as an expense over the required future service period.

     Costs Associated with Exit or Disposal Activities

      On April 1, 2003, the Group adopted the new CICA Emerging Issues Committee abstract No. 135, Accounting for Costs Associated with Exit or Disposal Activities (including Costs Incurred in a Restructuring). This abstract requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Group’s commitment to an exit plan.

     Stock Options and Other Stock-Based Compensation

      Effective January 1, 2004, Alcan retroactively adopted the provisions of the amendment to CICA section 3870, Stock-Based Compensation and Other Stock-Based Payments. The amendment requires the recognition of an expense computed using the fair value method of accounting for all stock options and payments at grant date. These combined financial statements under Canadian GAAP include the compensation cost for options granted to certain employees of the Group for all periods presented computed as per the amendment. The adoption of this amendment has the same impact as the adoption of the fair value method of accounting for stock-options under U.S. GAAP.

     Newly Issued Accounting Standards for Canadian GAAP Presentation

     Consolidation of Variable Interest Entities

      The CICA issued accounting guideline AcG-15, Consolidation of Variable Interest Entities, which will be effective for the Group’s annual and interim periods beginning on January 1, 2005. The guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. The Group does not expect its financial statements to be significantly impacted by this guideline.

     Hedging Relationships

      The CICA issued accounting guideline AcG-13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Group’s annual and interim periods beginning on January 1, 2004. Each hedging relationship will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, the fair value of derivatives will be recorded on the balance sheet and any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

     Generally Accepted Accounting Principles

      In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles, which was effective for the Group’s fiscal year beginning on January 1, 2004. This standard establishes accounting standards for financial reporting in accordance with Canadian GAAP. It defines primary sources of Canadian GAAP and requires that the Group apply every relevant primary source.

     General Standards of Financial Statement Presentation

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which was effective for the Group’s fiscal year beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with Canadian GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand the Group’s financial statements.

  Reconciliation of U.S. and Canadian GAAP

	Year ended December 31

	2003					2002					2001

	As				Canadian	As				Canadian	As				Canadian
	reported	Ref.		Amount	GAAP	Reported	Ref.		Amount	GAAP	reported	Ref.		Amount	GAAP

Statements of Income
Sales and operating revenues
— third parties	$5,749	(e	)	$7	$5,756	$5,456	(e	)	$7	$5,463	$5,391	(e	)	$7	$5,398
— related parties	472			—	472	437			—	437	386			—	386

	6,221			7	6,228	5,893			7	5,900	5,777			7	5,784

Costs and expenses
Cost of sales and operating expenses
— third parties	5,046	(e	)	(35)	5,011	4,797	(e	)	(37)	4,760	4,800	(e	)	(33)	4,767
— related parties	436			—	436	411			—	411	356			—	356
Depreciation and amortization	222	(e	)	32	254	211	(e	)	27	238	217	(e	)	25	239
												(f	)	(3)
Selling, administrative and general expenses	211			—	211	183			—	183	209			—	209
Research and development expenses
— third parties	18			—	18	18			—	18	27			—	27
— related parties	44			—	44	49			—	49	35			—	35
Interest
— third parties	21			—	21	20			—	20	31			—	31
— related parties	19			—	19	22			—	22	33			—	33

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

	Year ended December 31

	2003					2002					2001

	As				Canadian	As				Canadian	As				Canadian
	reported	Ref.		Amount	GAAP	Reported	Ref.		Amount	GAAP	reported	Ref.		Amount	GAAP

Restructuring, impairment and other special charges	(24)			—	(24)	25			—	25	208			—	208
Other expenses (income) — net
— third parties	108	(a	)	(48)	62	(1)	(e	)	7	6	17	(a	)	(5)	22
		(e	)	2								(e	)	10
— related parties	(84)	(a	)	68	(16)	22	(a	)	9	31	(3)	(a	)	(22)	(25)

	6,017			19	6,036	5,757			6	5,763	5,930			(28)	5,902

Income (Loss) before income taxes and other items	204			(12)	192	136			1	137	(153)			35	(118)
Income taxes	50	(a	)	(10)	43	77	(a	)	(4)	78	6	(a	)	10	18
		(e	)	3			(e	)	5			(e	)	2

Income (Loss) before other items	154			(5)	149	59			—	59	(159)			23	(136)
Equity income	6	(e	)	(5)	1	8	(e	)	(5)	3	5	(e	)	(3)	2
Minority interests	(3)			—	(3)	8			—	8	17			—	17

Income (Loss) before amortization of goodwill	157			(10)	147	75			(5)	70	(137)			20	(117)
Amortization of goodwill	—			—	—	—			—	—	—	(f	)	3	3

Income (Loss) before cumulative effect of accounting change	157			(10)	147	75			(5)	70	(137)			17	(120)
Cumulative effect of accounting change, net	—			—	—	(84)			84	—	—			—	—

Net Income (Loss)	$157			$(10)	$147	$(9)			$79	$70	$(137)			$17	$(120)

(a)	Derivatives

(b)	Minimum pension liability

(c)	Impairment of goodwill

(d)	Deferred translation adjustments

(e)	Joint ventures

(f)	Combined statement of income

(g)	Currency translation

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Reconciliation of U.S. and Canadian GAAP

	December 31 2003				December 31 2002

	As			Canadian	As			Canadian
	reported	Ref.	Amount	GAAP	reported	Ref.	Amount	GAAP

Balance Sheets
Current assets
Cash and time deposits	$27	(e)	$2	$29	$31	(e)	$1	$32
Trade receivables
— third parties	558	(e)	1	559	450	(e)	(1)	449
— related parties	163	(a)	(88)	75	174		—	174
Other receivables
— third parties	97	(a)	(2)	99	68	(a)	(3)	70
		(e)	4			(e)	5
— related parties	1,167	(e)	(13)	1,154	407	(e)	(25)	382
Inventories
— Aluminum	867	(a)	1	875	690	(e)	7	697
		(e)	7
— Raw materials	14	(e)	1	15	17		—	17
— Other supplies	99	(e)	32	131	90	(e)	30	120

	980		41	1,021	797		37	834

Total current assets	2,992		(55)	2,937	1,927		14	1,941

Deferred charges and other assets	196	(a)	(1)	99	170	(e)	(73)	97
		(e)	(96)
Long-term receivables from related parties	614	(e)	(114)	500	112	(e)	(112)	—
Property, plant and equipment
Cost (excluding construction work in progress)	5,218	(e)	767	5,985	4,842	(e)	632	5,474
Construction work in progress	129	(e)	11	140	148	(e)	15	163
Accumulated depreciation	(2,928)	(e)	(470)	(3,398)	(2,685)	(e)	(370)	(3,055)

	2,419		308	2,727	2,305		277	2,582

Intangible assets, net of accumulated amortization	26	(b)	(6)	23	23	(b)	(1)	24
		(e)	3			(e)	2
Goodwill	69		—	69	21		—	21

Total assets	$6,316		$39	$6,355	$4,558		$107	$4,665

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

  Reconciliation of U.S. and Canadian GAAP

	2003				2002

	As			Canadian	As			Canadian
	reported	Ref.	Amount	GAAP	reported	Ref.	Amount	GAAP

Current liabilities
Payables and accrued liabilities
— third parties	$802	(a)	$(54)	$808	$597	(a)	(5)	$651
		(e)	60			(e)	59
— related parties	286	(a)	(36)	246	252	(a)	(14)	225
		(e)	(4)			(e)	(13)
Short-term borrowings
— third parties	900	(e)	1	901	308	(e)	1	309
— related parties	64		—	64	58		—	58
Debt maturing within one year
— third parties	132		—	132	—		—	—
— related parties	10		—	10	—		—	—

Total current liabilities	2,194		(33)	2,161	1,215		28	1,243

Debt not maturing within one year
— third parties	506	(e)	8	514	132	(e)	7	139
— related parties	1,011		—	1,011	491		—	491
Deferred credits and other liabilities	362	(b)	(15)	394	281	(b)	(12)	311
		(e)	47			(e)	42
Deferred income taxes	152	(a)	(2)	176	140	(a)	5	164
		(b)	3			(b)	4
		(e)	23			(e)	15
Minority interests	117		—	117	118		—	118
Invested equity
Owner’s net investment	1,890	(a)	2	1,879	2,200	(a)	11	2,198
		(g)	(13)			(g)	(13)
Deferred translation adjustment	—	(d)	90	103	—	(d)	(12)	1
		(g)	13			(g)	13
Accumulated other comprehensive income (loss)	84	(b)	6	—	(19)	(b)	7	—
		(d)	(90)			(d)	12

	1,974		8	1,982	2,181		18	2,199

Total liabilities and invested equity	$6,316		$39	$6,355	$4,558		$107	$4,665

27. Subsequent events

      In February 2004, AAC began issuing commercial paper through its U.S. commercial paper program. As of June 30, 2004, $440 in commercial paper was outstanding with interest calculated on a floating rate basis.

THE NOVELIS GROUP

Notes to combined financial statements

(in millions of US$, except where indicated) — (Continued)

      On March 9, 2004 and on August 6, 2004, Alcan repaid part of its short-term payables and its long-term payable to AAC in the amount of $125 and $500, respectively (refer to note 10 — Related Party Transactions for discussion of the loans receivable from Alcan). The latter applied the funds to repay its 2-year $500 Floating Rate Notes (FRNs) due in 2005. The FRNs and the $125 loan were issued by AAC on December 8, 2003 and the funds advanced to Alcan as part of Alcan’s financing of its acquisition of Pechiney (refer to note 17 — Debt Not Maturing Within One Year).

      On August 19, 2004, Alcan announced, in light of increasingly competitive market conditions, a proposal to consolidate its U.K. aluminum sheet rolling activity at its plant in Rogerstone, Wales (Novelis Europe), to improve competitiveness through better capacity utilization and economies of scale. This proposal would result in the closure of the rolling mill at Falkirk, Scotland (Novelis Europe), by the end of 2004, where 85 people are employed. Formal consultation in accordance with U.K. employment law is currently in progress. The proposed consolidation is expected to result in charges of approximately $20, pre-tax, in 2004 ($6 of severance costs, $7 of asset impairment charges, $2 of pension costs, $2 of decommissioning and environmental costs and $3 of other charges).

      On November 25, 2004, Alcan announced that it has begun consultations with employee representatives on a proposed restructuring involving the closure of its plant in Flemalle, Belgium. This intended measure is a result of changing market conditions and business realities. The proposed plant closure is expected to result in charges of approximately $41, pre-tax that will form part of the allocation of the purchase price on acquisition of Pechiney that will be finalized by the end of 2004. The completion of the plant closure activities is expected to occur by mid-2005.

INDEX TO UNAUDITED INTERIM COMBINED FINANCIAL STATEMENTS

Interim combined statements of income (unaudited)	F-52
Interim combined balance sheets (unaudited)	F-53
Interim combined statements of cash flows (unaudited)	F-55
Notes to the interim combined financial statements (unaudited)	F-56

THE NOVELIS GROUP

Interim combined statements of income (unaudited)

	Periods ended
	September 30

	2004	2003

	(in millions of US$)
Sales and operating revenues
— third parties	$5,416	$4,359
— related parties (Note 11)	323	326

	$5,739	$4,685

Costs and expenses
Cost of sales and operating expenses, excluding depreciation and amortization noted below
— third parties	$4,744	$3,824
— related parties (Note 11)	288	296
Depreciation and amortization	178	166
Selling, administrative and general expenses	182	158
Research and development expenses
— third parties	13	13
— related parties (Note 11)	28	38
Interest
— third parties	31	15
— related parties (Note 11)	24	14
Other expenses (income) — net (Note 8)
— third parties	8	37
— related parties (Note 11)	(21)	(46)

	$5,475	$4,515

Income before income taxes and other items	264	170
Income taxes (Note 7)	111	72

Income before other items	153	98
Equity income	4	5
Minority interests	(9)	—

Net income	$148	$103

The accompanying notes are an integral part of the interim financial statements.

THE NOVELIS GROUP

Interim combined balance sheets (unaudited)

	As at

	September 30,	December 31,
	2004	2003

	(in millions of US$)
ASSETS
Current assets
Cash and time deposits	$27	$27
Trade receivables (net of allowances of $29 in 2004 and $30 in 2003)
— third parties	653	558
— related parties (Note 11)	181	163
Other receivables
— third parties	128	97
— related parties (Note 11)	1,227	1,167
Inventories
Aluminum	964	867
Raw materials	18	14
Other supplies	130	99

	1,112	980

Total current assets	3,328	2,992

Deferred charges and other assets	239	196
Long-term receivables from related parties (Note 11)	97	614
Property, plant and equipment
Cost (excluding Construction work in progress)	5,230	5,218
Construction work in progress	152	129
Accumulated depreciation	(3,057)	(2,928)

	2,325	2,419

Intangible assets (net of accumulated amortization of $6 in 2004 and 2003)	26	26
Goodwill	61	69

Total assets	$6,076	$6,316

THE NOVELIS GROUP

Interim combined balance sheets (unaudited)

	As at

	September 30,	December 31,
	2004	2003

	(in millions of US$)
LIABILITIES AND INVESTED EQUITY
Current liabilities
Payables and accrued liabilities
— third parties	$946	$802
— related parties (Note 11)	452	286
Short-term borrowings
— third parties	850	900
— related parties (Note 11)	65	64
Debt maturing within one year
— third parties	27	132
— related parties (Note 11)	285	10

Total current liabilities	2,625	2,194

Debt not maturing within one year
— third parties	86	506
— related parties (Note 11)	721	1,011
Deferred credits and other liabilities	400	362
Deferred income taxes	173	152
Minority interests	123	117
Invested equity
Owner’s net investment	1,917	1,890
Accumulated other comprehensive income (Note 12)	31	84

	1,948	1,974

Commitments and contingencies (Note 10)
Total liabilities and invested equity	$6,076	$6,316

The accompanying notes are an integral part of the interim financial statements.

THE NOVELIS GROUP

Interim combined statements of cash flows (unaudited)

	Periods ended
	September 30

	2004	2003

	(in millions of US$)
Operating activities
Net income	$148	$103
Adjustments to determine cash from operating activities:
Depreciation and amortization	178	166
Deferred income taxes	22	(26)
Equity income, net of dividends	(3)	(5)
Asset impairment provisions	9	4
Stock option compensation	1	2
Gain on sale of businesses and investment — net	—	(18)
Change in operating working capital
Change in receivables
—third parties	(129)	(28)
— related parties	(121)	96
Change in inventories	(100)	(14)
Change in payables and accrued liabilities
— third parties	99	15
— related parties	216	(50)
Change in deferred charges and other assets	(8)	(70)
Change in deferred credits and other liabilities	(6)	28
Other — net	(7)	22

Cash from operating activities	299	225

Financing activities
Proceeds from issuance of new debt
— third parties	442	—
Debt repayments
— third parties	(889)	—
— related parties	(5)	(5)
Short-term borrowings — net
— third parties	(132)	(44)
— related parties	4	(13)
Dividends — minority interest	(4)	(1)
Net payments to Alcan	(121)	(27)

Cash used for financing activities	(705)	(90)

Investment activities
Purchase of property, plant and equipment	(95)	(122)
Business acquisitions, net of cash and time deposits acquired	—	(11)
Proceeds from disposal of businesses, investments and other assets, net of cash	—	24
Change in loans receivable — related parties	501	(34)

Cash from (used for) investment activities	406	(143)

Effect of exchange rate changes on cash and time deposits	$—	$1

Decrease in cash and time deposits	—	(7)
Cash and time deposits — beginning of period	27	31

Cash and time deposits — end of period	$27	$24

The accompanying notes are an integral part of the interim financial statements.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated)

1.	Background and basis of presentation

  Nature of operations

      On May 18, 2004, Alcan Inc. (Alcan) announced its intention to separate its rolled products business into a separate company and to pursue a spin-off of that business to its shareholders. The rolled products businesses were managed under two separate operating segments within Alcan, Rolled Products Americas and Asia and Rolled Products Europe. Alcan and its subsidiaries will contribute and transfer to the company substantially all of the aluminum rolled products businesses operated by Alcan prior to its 2003 acquisition of Pechiney, together with some of Alcan’s alumina and primary metal-related businesses in Brazil, which are fully integrated with the rolled products operations there, as well as four former Pechiney rolling facilities in Europe, as their end-use markets and customers are more similar to those of Novelis. Included within the Group are the assets, liabilities and operations relating to the portions of the Sierre and Neuhausen facilities transferred to the Group as described in the prospectus under “Arrangements Between Novelis and Alcan — Sierre agreements” and “Arrangements Between Novelis and Alcan — Neuhausen agreements”, respectively. These businesses form the Novelis Group prior to the spin-off (the Contribution). Novelis Inc. (the Company) was formed on September 21, 2004, to acquire the Novelis Group businesses through the reorganization transactions described above.

      The aluminum rolled products businesses to be retained by Alcan consist primarily of: (1) facilities in Singen, Germany and a portion of the plant located in Sierre, Switzerland discussed below; (2) facilities acquired in connection with the Pechiney acquisition that have been operated under “hold separate” obligations and have not, therefore, been included in either of Alcan’s Rolled Products Americas and Asia or Rolled Products Europe operating segments; and (3) facilities acquired in connection with the Pechiney acquisition that produce plate and aerospace products and which have been attributed to Alcan’s Engineered Products operating segment. The Singen plant in Germany supplies three operating segments within Alcan, Rolled Products Europe, Engineered Products and Packaging. The products sold by the Singen rolled products operations are used primarily as raw materials for the Engineered Products and Packaging segments and therefore, the entire facility remains with Alcan. Also, the Sierre plant in Switzerland forms part of two operating segments, Engineered Products in addition to Rolled Products Europe. A portion of the Sierre plant that manufactures plate products remains with Alcan as Novelis has entered into a non-competition agreement with Alcan with respect to these products. The Neuf-Brisach rolling facility in France will remain with Alcan in order to meet the European regulatory requirement for the separation of Neuf-Brisach and the AluNorf/ Göttingen/ Nachterstedt rolling facilities in Germany, which will be transferred to the Company. Alcan also retains the Ravenswood, West Virginia, rolling mill, consistent with the requirements of the DOJ’s divestiture order relating to an overlap in a non-aerospace related product line with the Oswego, New York, rolling mill, which will be transferred to the Company.

      The Group produces aluminum sheet and light-gauge products where the end-use destination of the products includes the construction and industrial, beverage and food cans, foil products and transportation markets. The Group operates in four continents, North America, South America, Asia and Europe through 38 operating plants and three research facilities in 12 countries. In addition to aluminum rolled products plants, the Group’s South American businesses include bauxite mining, aluminum refining and smelting facilities that are integrated with the rolling plants in Brazil.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

      The Company has entered into transitional and technical services agreements with Alcan, which will be effective upon the date of separation, as described below:

  Transitional services agreement

      Novelis and Alcan have entered into a transitional services agreement pursuant to which Alcan will provide to Novelis or Novelis will provide to Alcan, as applicable, on an interim, transitional basis, various services, including, but not limited to, treasury administration, selected benefits administration functions, employee compensation and information technology services. The agreed upon charges for these services will generally be intended to allow Novelis or Alcan, as applicable, to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses plus a margin of 5 percent. No margin will be added to the cost of services supplied by external suppliers.

      In general, the services will begin on the distribution date and will cover a period generally not to exceed 12 months following the separation. With respect to particular services, Novelis or Alcan, depending on who is the recipient of the relevant services, may terminate the agreement with respect to one or more of those services upon prior written notice.

      With respect to all or any of the services, the agreement may be terminated by Alcan (1) upon a breach by Novelis or any of its affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event.

  Technical services agreements

      Novelis and Alcan have entered into technical services agreements pursuant to which (1) Alcan will provide technical support and related services to certain of Novelis’ facilities in Canada, Brazil, France and Switzerland, and (2) Novelis will provide similar services to certain Alcan facilities in Canada.

      The agreements may be terminated by Alcan (1) upon a breach by Novelis or any of its affiliates of the non-competition covenant set forth in the separation agreement, or (2) upon the occurrence of a control-related event.

  Basis of presentation

      The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim combined financial information. They are based upon accounting policies and methods of their application consistent with those used and described in the Group’s annual financial statements as contained in the prospectus, except for the recently adopted accounting policies described in note 2 — Accounting Changes below. In Management’s opinion, these combined financial statements include all adjustments, consisting only of normal recurring adjustments, which the Group considers necessary to fairly state the Group’s financial position and the results of its operations and its cash flows. The balance sheet at December 31, 2003 has been derived from the audited combined financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying combined financial statements should be read in conjunction with the Group’s financial statements and notes thereto for the years ended December 31, 2003, 2002 and 2001 included in the prospectus. The results of the Group’s operations for any interim period are not necessarily indicative of the results of the Group’s operations for any other interim period or for a full fiscal year.

      As these financial statements represent a portion of the businesses of Alcan which do not constitute a separate legal entity, the net assets of the Group have been presented as Alcan’s net investment in the

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

Group. Alcan’s investment in the Group includes the accumulated earnings of the Group as well as cash transfers related to cash management functions performed by Alcan.

      The combined financial statements include allocations of certain Alcan expenses, assets and liabilities as described in the notes to the Group’s combined financial statements for the years ended December 31, 2003, 2002 and 2001 included in the prospectus. The general corporate expenses allocation amounted to $24 and $19 for the nine months ended September 30, 2004 and 2003, respectively. Total head office costs, including the amounts allocated, amounted to $41 and $30 for the nine months ended September 30, 2004 and 2003, respectively. It is not practicable to estimate the amount of expenses the Group would have incurred for the nine months ended September 30, 2004 and 2003 had it been unaffiliated entity of Alcan in each of those periods.

2.	Accounting changes

  Stock options and other stock-based compensation

      Effective January 1, 2004, Alcan retroactively adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation for stock options granted to employees. These combined financial statements include the compensation cost for options granted to certain employees of the Group for all periods presented using the fair value method as if that method had been applied from the original effective date of SFAS 123.

  Consolidation of variable interest entities

      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (revised December 2003) (FIN 46), Consolidation of Variable Interest Entities. Application of this interpretation was required in the financial statements for the year ended December 31, 2003 for interests in variable interest entities that were considered to be special-purpose entities. Management determined that it did not have any arrangements or relationships with special-purpose entities. Application of FIN 46 for all other types of variable interest entities was required for the Group effective March 31, 2004.

      FIN 46 addresses the consolidation of business enterprises to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. Upon consolidation, the primary beneficiary is generally required to include assets, liabilities and noncontrolling interests at fair value and subsequently account for the variable interest as if it were consolidated based on majority voting interest.

      In the combined financial statements as at December 31, 2003 and prior to December 31, 2003, the Group combined all entities that were controlled by ownership of a majority of voting interests. As a result of FIN 46, effective as at March 31, 2004, the combined balance sheet includes the assets and liabilities of Logan Aluminum Inc. (Logan), a variable interest entity for which the Group is the primary beneficiary. Logan manages a tolling arrangement for the Group and an unrelated party.

      Upon adoption of FIN 46 as of March 31, 2004, assets of approximately $39 and liabilities of approximately $39 related to Logan that were previously not recorded on the combined balance sheet were recorded by the Group. Prior periods were not restated. The results of operations of this variable interest entity were included in the Group’s combined results beginning March 31, 2004 and did not have a

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

material impact for the nine months ended September 30, 2004. The Group’s investment, plus any unfunded pension liability, related to Logan totalled approximately $37 as at September 30, 2004, representing the Group’s maximum exposure to loss. Creditors of Logan do not have recourse to the general credit of the Group as a result of including it in the Group’s financial statements.

3.   Sales and acquisitions of businesses

  2004

      On August 19, 2004, Alcan announced, in light of increasingly competitive market conditions, a proposal to consolidate its U.K. aluminum sheet rolling activities at its plant in Rogerstone, Wales (Novelis Europe), to improve competitiveness through better capacity utilization and economies of scale. This proposal will result in the closure, by the end of 2004, of the rolling mill at Falkirk, Scotland (Novelis Europe), where 85 people are employed. Formal consultation in accordance with U.K. employment law is currently in progress. The proposed consolidation is expected to result in charges of approximately $20, pre-tax, in 2004 ($6 of severance costs, $7 of asset impairment charges, $2 of pension costs, $2 of decommissioning and environmental costs and $3 of other charges), of which $18 was recorded in the third quarter of 2004. These charges were recorded in Other expenses (income) — net in the statement of income.

      The schedule provided below shows details of the provision balances and related cash payments related to the consolidation of the U.K. aluminum sheet rolling activities:

		Asset
	Severance	Impairment
	Costs	Provisions	Other(a)	Total

Provision balance as at December 31, 2003	—	—	—	—
Charges	5	7	6	18
Cash payments — net	—	—	—	—
Non-cash charges	—	(7)	(1)	(8)

Provision balance as at September 30, 2004	5	—	5	10

(a)	Other charges are comprised of $2 for pension costs, $2 for decommissioning and environmental costs, and $2 for other miscellaneous charges.

  2003

          Canada, United States, and Other Europe

      In December 2003, Alcan completed the acquisition of Pechiney in a public offer for a cost of $5,075, net of cash and time deposits acquired. A portion of the acquisition cost, $128 relating to four Pechiney plants in three countries that are included in the Group, was allocated to the Group and accounted for as additional invested equity. The four plants comprise rolled products operations in foil, painted sheet and circles. The business combination is accounted for using the purchase method. The net assets of the Pechiney plants are included in the combined financial statements as at December 31, 2003 and the results of operations and cash flows are included in the combined financial statements beginning January 1, 2004.

      Allocation of the purchase price involves estimates and information gathering during months following the date of the combination.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

      There have been no changes to the assigned fair values and liabilities assumed of the four Pechiney plants that are part of the Group since December 31, 2003. The Group is in the process of completing its valuations of certain assets and liabilities. Accordingly, the fair value of assets acquired and liabilities assumed could differ materially from the amounts presented in these financial statements. The significant elements for which the fair values could be modified include property, plant and equipment, goodwill, deferred credits and other liabilities and deferred income taxes.

          Asia and Other Pacific

      In the third quarter of 2003, the Group increased its ownership position in Aluminium Company of Malaysia, a manufacturer of light gauge aluminum products, from 36% to 59% by acquiring additional shares, with a value of $30, from Nippon Light Metal Company, Ltd (NLM) in exchange for its ownership in Alcan Nikkei Siam Limited in Rangsit, Thailand, with a value of $24, and a cash payment of $6.

      In December 2003, the Group sold the extrusions operations of Aluminium Company of Malaysia, for net proceeds of $2. A pre-tax amount of $6, which is included in Restructuring, impairment and other special charges, consists of a favourable adjustment to a previously recorded impairment provision.

4.	Restructuring, impairment and other special charges

      In 2001, Alcan implemented a restructuring program, resulting in a series of plant sales, closures and divestments throughout the organization. A detailed business portfolio review was undertaken in 2001 to identify high cost operations, excess capacity and non-core products. Impairment charges arose as a result of negative projected cash flows and recurring losses. These charges related principally to buildings, machinery and equipment. This program was completed in 2003. The following information relates only to the 2001 program.

  Restructuring and asset impairment charges

      The schedule provided below shows details of the provision balances and related cash payments for the restructuring and asset impairment charges relating to the 2001 restructuring program as it relates to the Group:

	Severance
	Costs	Other	Total

Provision balance as at December 31, 2003	$19	$12	$31
Charges (recoveries)	(1)	(7)	(8)
Cash payments — net	(10)	(2)	(12)
Non-cash charges	—	7	7

Provision balance as at September 30, 2004	$8	$10	$18

      The remaining provision balance of $18 as at September 30, 2004, related principally to employee severance and environmental remediation costs for which payments will be made over an extended period. The environmental remediation costs of $8 included in the provision balance, which are payable within one year, are not included in the estimated environmental clean-up costs discussed in note 10 — Commitments and Contingencies. The majority of the environmental remediation costs relate to a facility in Borgofranco, Italy. Management has calculated the provision based on current third-party costs for similar remediation activities. Management does not believe that the amount will vary materially from what is recorded as a liability.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

  2004 Activities

      In the nine months ended September 30, 2004, the Group recorded recoveries of $8, pre-tax consisting of sales of assets related to the closure of facilities at Glasgow, U.K (Novelis Europe) and the reversal of a provision for severance costs relating to a facility in the U.S.

5.   Information by operating segment

      The operating management structure is comprised of four operating segments. The four operating segments are Novelis North America, Novelis Europe, Novelis Asia and Novelis South America.

  Risk concentration

      Revenues from Rexam Plc (Rexam) of $654 amounted to approximately 11% of total revenues for the nine-month period ended September 30, 2004 (2003: $500, 11%). All four operating segments traded with Rexam during the periods presented.

      The following presents selected information by operating segment, viewed on a stand-alone basis.

			Third and Related
	Intersegment		Parties

	Periods ended September 30

Sales and Operating Revenues	2004	2003	2004	2003

Novelis North America	$5	$32	$2,229	$1,836
Novelis Europe	26	17	2,289	1,896
Novelis Asia	7	10	858	660
Novelis South America	43	17	369	298
Adjustments for equity-accounted joint ventures	—	—	(6)	(6)
Other	(81)	(76)	—	1

	$—	$—	$5,739	$4,685

	Periods ended
	September 30

Business Group Profit (BGP)	2004	2003

Novelis North America	$189	$166
Novelis Europe	158	133
Novelis Asia	61	41
Novelis South America	103	80
Adjustments for equity-accounted joint ventures	(34)	(33)
Adjustments for mark-to-market of derivatives*	37	17
Depreciation and amortization	(178)	(166)
Intersegment, corporate offices and other	(17)	(39)
Equity income	4	5
Interest	(55)	(29)
Income taxes	(111)	(72)
Minority interests	(9)	—

Net Income	$148	$103

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

*	Excludes currency derivatives related to the Group’s operations in Korea.

6.   Stock options and other stock-based compensation

  Stock options

      As described in note 2 — Accounting Changes, effective January 1, 2004, Alcan retroactively adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation for stock options granted to employees. The Black-Scholes valuation model is used to determine the fair value of the options granted. For the nine months of 2004, the stock-based compensation expense for Alcan options granted to employees of Alcan’s Rolled Products businesses was $1 (2003: $2).

  Other stock-based compensation

      For the nine months of 2004, the stock-based compensation expense for arrangements that can be settled in cash was $5 (2003: $2).

7.   Income taxes

	Periods ended
	September 30

	2004	2003

Current	$89	$98
Deferred	22	(26)

	$111	$72

      The composite of the applicable statutory corporate income tax rates in Canada is 33% (2003: 32%).

8.   Other expenses (income) — net

      Other expenses (income) — net comprise the following elements:

	Periods ended
	September 30

	2004	2003

Restructuring costs	$12	$7
Asset impairment provisions	9	4
Gain on disposal of fixed assets and businesses	(6)	(16)
Interest revenue	(19)	(5)
Exchange losses	8	18
Derivatives gains	(36)	(17)
Service fee expense (income), net	(10)	(13)
Other	29	13

	$(13)	$(9)

      In 2004, restructuring costs of $12 include a reversal of a provision in the U.S. of $(1) which is part of the 2001 restructuring program described in note 4 — Restructuring, Impairment and Other Special Charges.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

      In 2003, restructuring costs of $7 include $4 for synergy costs related to a foils plant in the U.K. and the asset impairment provisions of $4 include $3 related to Malaysian extrusions, both of which are part of the 2001 restructuring program described in note 4 — Restructuring, Impairment and Other Special Charges.

9.   Supplementary information

	Periods ended
	September 30

	2004	2003

Statements of income
Interest on long-term debt	$36	$19
Capitalized interest	(1)	(1)

Statements of cash flows
Interest paid	56	31
Income taxes paid	87	73

	As at

	September 30,	December 31,
	2004	2003

Balance sheets
Payables and accrued liabilities include the following:
Trade payables	$914	$708
Other accrued liabilities	401	286
Income and other taxes payable	11	28
Accrued employment costs	72	66

10.   Commitments and contingencies

      The Group, in the course of its operations, is subject to environmental and other claims, lawsuits and contingencies. The Group has environmental contingencies relating to 12 existing and former Group sites and third-party sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated.

      The Group is subject to various laws relating to the protection of the environment. The Group has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

      The Group is involved in proceedings, as described below, under the U.S. Superfund or analogous state provisions regarding the usage, storage, treatment or disposal of hazardous substances at a number of sites in the United States, as well as similar proceedings under the laws and regulations of the other jurisdictions in which it has operations, including Brazil and certain countries in the European Union.

      PAS Site. Alcan’s subsidiary, Alcan Aluminum Corporation (AAC), and third parties were defendants in a lawsuit instituted in July 1987 by the U.S. Environmental Protection Agency (EPA), relating to the Pollution Abatement Services (PAS) site, a third-party disposal site, in Oswego, New York. AAC was alleged to have contaminated this site through the disposal of waste materials disposed by contractors employed by AAC (and other companies). AAC’s defense was that the waste was not hazardous. In January 1991, the U.S. District Court for the Northern District of New York found

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

AAC liable for a share of the clean-up costs for the site, and in December 1991 determined the amount of such share to be $3.2. AAC appealed this decision to the United States Court of Appeals, Second Circuit. In April 1993, the Second Circuit reversed the District Court and remanded the case for a hearing on what liability, if any, might be assigned to AAC depending on whether AAC could prove that waste did not contribute to the costs of remediation at the site. This matter was consolidated with another case, instituted in October 1991 by the EPA against AAC in the U.S. District Court for the Northern District of New York seeking clean-up costs in regard to the Fulton Terminals Superfund site in Oswego County, New York, which is also owned by PAS. The remand hearing was held in October of 1999. The trial court re-instituted its judgment holding AAC liable. The amount of the judgment plus interest was $13.5 as of December 2000. The case was appealed. In the first quarter 2003, the Second Circuit affirmed the decision of the trial court. AAC sought a rehearing but the motion was denied. AAC filed a petition for certiorari in U.S. Supreme Court, which was denied. In 2004, AAC paid $13.9 in respect of the EPA claim, representing the full amount of the judgment plus interest, and $1.6 to the State of New York, and is currently responsible for future oversight costs, which are currently estimated at approximately $0.5.

      PAS Oswego Site Performing Group. A group of ten potentially responsible parties (PRPs), have instituted legal proceedings against AAC seeking contribution from AAC for the $6.4 in remediation costs (plus accrued interest) these PRPs claim to have collectively incurred at the PAS site from 1990 to the present. Based upon information currently available to it AAC, is disclaiming responsibility for any of the costs incurred by the PRPs.

      Oswego North Ponds. In the late 1960s and early 1970s, Alcan Oswego used an oil containing polychlorinated biphenyls, or PCBs, in its re-melting operations. At the time, Alcan utilized a once-through cooling water system that discharged through a series of constructed ponds and wetlands, collectively referred to as the North Ponds. In the early 1980s, low levels of PCBs were detected in the cooling water system discharge and Alcan performed several subsequent investigations. The PCB-containing hydraulic oil Pydraul, which was eliminated from use by Alcan in the early 1970s, was identified as the source of contamination. In the mid-1980s, the Oswego North Ponds site was classified as an “inactive hazardous waste disposal site” and added to the New York State Registry under Alcan Sheet and Plate Company. Alcan ceased discharge through the North Ponds in mid-2002.

      In cooperation with the New York State Department of Environmental Conservation (NYSDEC), and the New York State Department of Health, Alcan entered into a consent agreement in August 2000 to develop and implement a remediation program to address the PCB contamination at the Oswego North Ponds site. A remediation investigation report was submitted to the NYSDEC in January 2004, and the Group anticipates that the NYSDEC will issue a proposed remediation action plan and record of decision during the first quarter of 2005. The Group expects that the remediation plan will be implemented in 2006. The estimated costs associated with the remediation of the Oswego North Ponds are approximately $25.

      Butler Tunnel Site. AAC was a party in a 1989 EPA lawsuit before the U.S. District Court for the Middle District of Pennsylvania invoicing the Butler Tunnel Superfund site, a third-party disposal site. In May 1991, the Court granted summary judgment against AAC in the amount of approximately $0.5 for alleged disposal of hazardous waste. After unsuccessful appeals, in 1995 AAC paid the entire judgment plus interest.

      The United States government filed a second cost recovery action against Alcan seeking recovery of expenses associated with the installation of an early warning system for potential future releases for the Butler site. The complaint does not disclose the amount of costs sought by the government. The case has been held in abeyance since shortly after it was filed and therefore there has been no opportunity for discovery to determine the specific remediation action sought, the estimated cost, the existence of other

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

settlements or the existence of other non-settling PRPs, if any, for potential contribution. As a result, Alcan has been unable to determine what, if any, exposure it may have in respect of this cost recovery section.

      AAC instituted a separate proceeding against several third parties alleged to have disposed of waste at the site to recover part of the amounts paid to the government in the Butler Tunnel Site, as well as seeking contribution for costs and expenses associated with the installation of the early warning system. This separate proceeding was dismissed in 2004.

      Tri-Cities Site. In 1994 AAC and other companies responded to an EPA inquiry concerning the shipment of old drums to Tri-Cities Inc. (New York). Prior to that, AAC had reprocessed the barrels. In 1996 the EPA issued an administrative order directing the PRPs to clean up the site. AAC refused to participate, claiming that the drums sent to Tri-Cities were empty at the time of delivery. The PRPs sent AAC a settlement offer and proposed Consent Decree by which AAC would agree to join other PRPs in the clean-up. AAC rejected the offer as it disagreed with the drum count attributed to it. In September 2002, AAC received notice from the EPA contending that AAC was responsible for response costs totaling approximately $0.2 plus interest and future response costs for its violation of the administrative order. AAC responded by a letter outlining its objections to the EPA’s determination. The EPA has since indicated that the matter has been referred to the Department of Justice, or DOJ, for enforcement. AAC has responded with a letter stating that the EPA’s claims are unsupported. In 2003, AAC met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $2.1.

      Quanta Resources Facility. In June 2003, the DOJ filed a Superfund costs recovery action in U.S. District Court for the Northern District of New York against AAC and Quanta Resources, seeking unreimbursed response costs, stemming from the disposal of rolling oil emulsion at a Mahler facility in Syracuse, New York. The parties are in the process of discovery. In the fall of 2003, AAC met with the DOJ and the EPA who quantified potential liability for unreimbursed costs and penalties in the amount of $1.4.

      Sealand Site. New York State claims AAC’s waste at the Sealand, New York site is hazardous, which AAC disputes. There are several PRPs at this site. In 1993, AAC declined a request to participate in a program to provide drinking water to area residents, contending that AAC’s waste did not cause or contribute to the harm caused at the site. In 2003, Alcan met with the DOJ and the EPA who quantified potential liability for unreimbursed costs in the amount of $2.6.

      It is the Group’s policy to accrue estimated environmental clean-up costs (investigation and remediation) when such amounts can reasonably be estimated and it is probable that the Group will be required to incur such costs. The Group has estimated its undiscounted remaining clean-up costs related to 12 sites will be in the range of $31 to $38. An estimated liability of $36 has been recorded on the combined balance sheet at September 30, 2004 in Deferred credits and other liabilities. Other than these 12 sites, the Group is currently not aware of any material exposure to environmental liabilities. However, adverse changes in environmental regulations, new information or other factors could impact the Group.

      Although there is a possibility that liabilities may arise in other instances for which no accruals have been made, the Group does not believe that it is reasonably possible that losses in excess of accrued amounts are sufficient to significantly impair its operations, have a material adverse effect on its financial position or liquidity, or materially and adversely affect its results of operations for any particular reporting period, absent unusual circumstances.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

11. Related party transactions

      The table below describes the nature and amount of transactions the Group has with related parties. All of the transactions are part of the ordinary course of business and were agreed to by the Group and the related parties.

	Periods ended
	September 30

	2004	2003

Sales and operating revenues(a)
Alcan	$323	$326

Cost of sales and operating expenses(a)
Alcan	$288	$296

Research and development expenses(b)
Alcan	$28	$38

Interest expense(c)
Alcan	$24	$14

Other expense (income) — net
Service fee income(d)	$(27)	$(27)
Service fee expense(e)	17	14
Interest income	(17)	(2)
Derivatives(f)	2	(32)
Other	5	2

Total transactions with Alcan	(20)	(45)
Interest income from Aluminium Norf GmbH	(1)	(1)

	$(21)	$(46)

Purchase of inventory/tolling services
Aluminium Norf GmbH	$147	$139

Alcan(g)	$1,485	$1,316

(a)	The Group sells inventory to Alcan in the ordinary course of business.

(b)	These expenses are comprised of an allocation of research and development expenses incurred by Alcan on behalf of the Group.

(c)	As discussed further below, as well as in note 17 — Debt Not Maturing Within One Year of the 2003 combined financial statements, the Group has various short-term and long-term debt payable to Alcan where interest is charged on a floating rate basis.

(d)	Service fee income relates to revenues generated through sales of research and development and other corporate services to Alcan.

(e)	Service fee expense relates to the purchase of corporate services from Alcan.

(f)	Alcan is the counterparty to all of the Group’s metal derivatives and most of the currency derivatives. Refer to note 21 — Financial Instruments and Commodity Contracts of the 2003 combined financial statements.

(g)	Alcan is the primary supplier of prime and sheet ingot to the Group.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

      The table below describes the nature and amount of balances the Group has with related parties.

	As at	As at
	September 30,	December 31,
	2004	2003

Trade receivables(a)
Alcan Nikkei China Limited	$1	$—
Alcan	180	163

	$181	$163

Other receivables
Aluminium Norf GmbH	$39	$13
Alcan (b)(c)(e)	1,188	1,154

	$1,227	$1,167

Long-term receivables
Aluminium Norf GmbH (d)	$97	$114
Alcan (c)	—	500

	$97	$614

Payables and accrued liabilities(a)
Aluminium Norf GmbH	$39	$4
Alcan	413	282

	$452	$286

Short-term borrowings(f)
Alcan	$65	$64

Debt maturing within one year(g)
Alcan	$285	$10

Debt not maturing within one year(g)
Alcan	$721	$1,011

(a)	The Group sells to and purchases inventory from Alcan and purchases services from an investee accounted for under the equity method, in the ordinary course of business.

(b)	Includes Trade receivables sold to Alcan in the amount of $267 as of September 30, 2004 (2003: $218) as described in note 12 — Sales of Receivables of the 2003 combined financial statements.

(c)	Alcan Aluminum Corporation Inc. (AAC), which is part of the Group, issued two $500 Floating Rate Notes (FRNs) on December 8, 2003, maturing in December 2004 and 2005, respectively, and advanced the funds including an additional $125 to Alcan as part of Alcan’s financing of its acquisition of Pechiney. As at December 31, 2003, the amounts due from Alcan to AAC are included in Other receivables, for the $500 FRN due in 2004 and the $125 loan (recorded by the Group in Short-term borrowings), and in Long-term receivables for the $500 FRN due in 2005. The $125 loan and the $500 FRN due in 2005 were repaid to AAC in March and August 2004, respectively, and

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

AAC applied the funds to repay the corresponding third-party debt. As at September 30, 2004, the amount due from Alcan to AAC for the $500 FRN due in 2004 is included in Other receivables.

      In February 2004, AAC began issuing commercial paper through its U.S. commercial paper program. As of September 30, 2004, $78 in commercial paper was outstanding with interest calculated on a floating rate basis, which was advanced to Alcan (recorded in Other receivables). The commercial paper was repaid to AAC on October 27, 2004 and AAC applied the funds to repay the corresponding third-party debt.

(d)	Loan to an investee accounted for under the equity method.

(e)	Includes various floating rate notes totalling € 203 million (2003: € 159 million) maturing within one year.

(f)	Loan due to Alcan in the amount of GBP 36 million payable upon demand.

(g)	The Group has various loans payable to Alcan as described in note 17 — Debt Not Maturing Within One Year of the 2003 combined financial statements.

12.	Comprehensive income

	Periods ended
	September 30

	2004	2003

Net income	$148	$103
Other comprehensive income:
Net change in deferred translation adjustments	(53)	48

Comprehensive income	$95	$151

	As at

	September 30,	December 31,
	2004	2003

Accumulated other comprehensive income
Deferred translation adjustments	$37	$90
Minimum pension liability	(6)	(6)

	$31	$84

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

13.	Post-retirement benefits

      The following table summarizes net periodic benefit cost for our pension and other post-retirement benefit plans for the applicable periods:

  Components of Net Periodic Benefit Cost

	Pension		Other
	benefits		benefits

	Periods ended September 30

	2004	2003	2004	2003

Components of net periodic benefit cost:
Service cost	$14	$17	$2	$2
Interest cost	21	26	4	4
Expected return on assets	(17)	(23)	—	—
Amortization
— actuarial losses	3	2	—	—
— prior service cost	3	4	—	—
Curtailment/settlement (gains) losses	(19)	7	—	—

Net periodic benefit cost	$5	$33	$6	$6

      The expected long-term rate of return on plan assets is 8.25% in 2004.

      In the nine months ended September 30, 2004, the Group recognized a $19 settlement gain on the wind-up of the Brazilian operations’ defined benefit plan.

  Employer contributions

      The Group previously disclosed in its financial statements for the year ended December 31, 2003 that the pension expense also includes the contributions of subsidiaries and the pension expense allocation of divisions that participate in Alcan plans.

14.	Differences between United States and Canadian Generally Accepted Accounting Principles (GAAP)

      The following material adjustments to these unaudited combined financial statements would be required to conform with accounting principles generally accepted in Canada (Canadian GAAP). Except as described below, information on the nature of these adjustments is described in Note 26 of the 2003 combined financial statements.

  Derivatives

      Beginning in 2001, the Group was required to adopt, for its primary U.S. GAAP financial statements, SFAS Nos. 133 and 138, Accounting for Derivative Instruments and Hedging Activities. These standards require that all derivatives be recorded in the financial statements at fair value. Beginning in 2001, unrealized gains and losses resulting from the valuation at fair value of derivatives not meeting strict hedge accounting criteria are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged.

      Beginning January 1, 2004, with the adoption of CICA guideline AcG-13, Hedging Relationships, unrealized gains and losses resulting from the valuation at fair value of derivatives not meeting strict hedge

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

accounting criteria are recognized in net income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. The impact of the initial adoption of AcG-13 on the combined financial statements of the Group was an increase in Other receivables-related parties of $86, an increase in Deferred charges and other assets of $30, an increase in Payables and accrued liabilities-related parties of $30, and an increase in Deferred credits and other liabilities of $86. Under Canadian GAAP, the recognition of embedded derivatives is not permitted.

      AcG-13 establishes certain criteria regarding when hedge accounting may be applied and this guideline is effective for the Group’s fiscal year beginning January 1, 2004. Each hedging relationship is subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting is reported on a mark-to-market basis in earnings. Under U.S. GAAP, hedge ineffectiveness is recognized in the statement of income in the current period whereas under Canadian GAAP such recognition is elective. In order to minimize differences with U.S. GAAP, the Group has chosen to record ineffectiveness under Canadian GAAP.

Recently adopted accounting standards for Canadian GAAP presentation

  Consolidation of variable interest entities

      The Group early adopted CICA accounting guideline AcG-15, Consolidation of Variable Interest Entities as of March 31, 2004. The guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements.

      In the combined financial statements as at December 31, 2003 and prior to December 31, 2003, the Group combined all entities that were controlled by ownership of a majority of voting interests. As a result of AcG-15, the combined balance sheet includes the assets and liabilities of Logan Aluminum Inc. (Logan), a variable interest entity for which the Group is the primary beneficiary. Logan manages a tolling arrangement for the Group and an unrelated party.

      The adoption of this guideline has the same impact as the adoption of FIN 46 under U.S. GAAP. See note 2 — Accounting Changes — Consolidation of Variable Interest Entities.

  Stock options and other stock-based compensation

      Effective January 1, 2004, Alcan retroactively adopted the provisions of the amendment to CICA section 3870, Stock-Based Compensation and Other Stock-Based Payments. The amendment requires the recognition of an expense computed using the fair value method of accounting for all stock options and payments at grant date. These combined financial statements under Canadian GAAP include the compensation cost for options granted to certain employees of the Group for all periods presented computed as per the amendment. The adoption of this amendment has the same impact as the adoption of the fair value method of accounting for stock options under U.S. GAAP.

  Generally accepted accounting principles

      In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles, which was effective for the Group’s fiscal year beginning on January 1, 2004. This standard establishes accounting standards for financial reporting in accordance with Canadian GAAP. It defines primary sources of Canadian GAAP and requires that the Group apply every relevant primary source.

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

  General standards of financial statement presentation

      In July 2003, the CICA issued Section 1400, General Standards of Financial Statement Presentation, which was effective for the Group’s fiscal year beginning on January 1, 2004. This standard clarifies what constitutes fair presentation in accordance with Canadian GAAP, which involves providing sufficient information in a clear and understandable manner about certain transactions or events of such size, nature and incidence that their disclosure is necessary to understand the Group’s financial statements.

  Reconciliation of U.S. and Canadian GAAP

	Period ended September 30					Period ended September 30

	2004					2003

	As				Canadian	As				Canadian
	reported	Ref.		Amount	GAAP	reported	Ref.		Amount	GAAP

Statement of Income
Sales and operating revenues
— third parties	$5,416	(d	)	$6	$5,422	$4,359	(d	)	$6	$4,365
— related parties	323			—	323	326			—	326

	5,739			6	5,745	4,685			6	4,691

Cost and expenses
Cost of sales and operating expenses
— third parties	4,744	(a	)	2	4,719	3,824	(d	)	(27)	3,797
		(d	)	(27)
— related parties	288			—	288	296			—	296
Depreciation and amortization	178	(d	)	27	205	166	(d	)	24	190
Selling, administrative and general expenses	182			—	182	158			—	158
Research and development expenses
— third parties	13			—	13	13			—	13
— related parties	28			—	28	38			—	38
Interest
— third parties	31			—	31	15			—	15
— related parties	24			—	24	14			—	14
Other expenses (income) — net
— third parties	8	(a	)	37	47	37	(a	)	17	55
		(d	)	2			(d	)	1
— related parties	(21)	(a	)	(49)	(70)	(46)			—	(46)

	5,475			(8)	5,467	4,515			15	4,530

Income before income taxes and other it	ems 264			14	278	170			(9)	161
Income taxes	111	(a	)	19	132	72	(a	)	(6)	68
		(d	)	2			(d	)	2

Income before other items	153			(7)	146	98			(5)	93
Equity income	4	(d	)	(2)	2	5	(d	)	(5)	—
Minority interests	(9)			—	(9)	—			—	—

Net income	$148			$(9)	$139	$103			$(10)	$93

(a)	Derivatives

(b)	Minimum pension liability

(c)	Deferred translation adjustments

(d)	Joint ventures

(e)	Currency translation

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

	September 30, 2004					December 31, 2003

	As				Canadian	As				Canadian
	reported	Ref.		Amount	GAAP	reported	Ref.		Amount	GAAP

Balance Sheet
Current assets
Cash and time deposits	$27	(d	)	$1	$28	$27	(d	)	$2	$29
Trade receivables, net
— third parties	653	(d	)	1	654	558	(d	)	1	559
— related parties	181			—	181	163	(a	)	(88)	75
Other receivables
— third parties	128	(a	)	(9)	122	97	(a	)	(2)	99
		(d	)	3			(d	)	4
— related parties	1,227	(d	)	(39)	1,188	1,167	(d	)	(13)	1,154
Inventories
— Aluminum	964	(d	)	8	972	867	(a	)	1	875
							(d	)	7
— Raw materials	18	(d	)	1	19	14	(d	)	1	15
— Other supplies	130	(d	)	14	144	99	(d	)	32	131

	1,112			23	1,135	980			41	1,021

Total current assets	3,328			(20)	3,308	2,992			(55)	2,937

Deferred charges and other assets	239	(a	)	16	145	196	(a	)	(1)	99
		(d	)	(110)			(d	)	(96)
Long-term receivables from related parties	97	(d	)	(97)	—	614	(d	)	(114)	500
Property, plant and equipment
Cost (excluding Construction work in Progress)	5,230	(d	)	760	5,990	5,218	(d	)	767	5,985
Construction work in progress	152	(d	)	5	157	129	(d	)	11	140
Accumulated depreciation	(3,057)	(d	)	(488)	(3,545)	(2,928)	(d	)	(470)	(3,398)

	2,325			277	2,602	2,419			308	2,727

Intangible assets, net	26	(b	)	(2)	24	26	(b	)	(6)	23
							(d	)	3
Goodwill	61			—	61	69			—	69

Total assets	$6,076			$64	$6,140	$6,316			$39	$6,355

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

	September 30, 2004					December 31, 2003

	As				Canadian	As				Canadian
	reported	Ref.		Amount	GAAP	reported	Ref.		Amount	GAAP

Current liabilities
Payables and accrued liabilities
— third parties	$946	(a	)	$(70)	$905	$802	(a	)	$(54)	$808
		(d	)	29			(d	)	60
— related parties	452	(d	)	(37)	415	286	(a	)	(36)	246
							(d	)	(4)
Short term borrowings
— third parties	850	(d	)	(3)	847	900	(d	)	1	901
— related parties	65			—	65	64			—	64
Debt maturing within one year
— third parties	27			—	27	132			—	132
— related parties	285			—	285	10			—	10

Total current liabilities	2,625			(81)	2,544	2,194			(33)	2,161

Debt not maturing within one year
— third parties	86	(d	)	8	94	506	(d	)	8	514
— related parties	721			—	721	1,011			—	1,011
Deferred credits and other liabilities	400	(a	)	23	450	362	(b	)	(15)	394
		(b	)	(11)			(d	)	47
		(d	)	38
Deferred income taxes	173	(a	)	36	236	152	(a	)	(2)	176
		(b	)	3			(b	)	3
		(d	)	24			(d	)	23
Minority interests	123			—	123	117			—	117

Invested equity
Owner’s net investment	1,917	(a	)	19	1,923	1,890	(a	)	2	1,879
		(e	)	(13)			(e	)	(13)
Deferred translation adjustment	—	(c	)	36	49	—	(c	)	90	103
		(e	)	13			(e	)	13
Accumulated other comprehensive income	31	(b	)	5	—	84	(b	)	6	—
		(c	)	(36)			(c	)	(90)

	1,948			24	1,972	1,974			8	1,982

Total liabilities and invested equity	$6,076			$64	$6,140	$6,316			$39	$6,355

THE NOVELIS GROUP

Notes to the interim combined financial statements (unaudited)

(in millions of US$, except where indicated) — (Continued)

15.	Subsequent events

      On November 25, 2004, Alcan announced that it has begun consultations with employee representatives on a proposed restructuring involving the closure of its plant in Flemalle, Belgium. This intended measure is a result of changing market conditions and business realities. The proposed plant closure is expected to result in charges of approximately $41, pre-tax that will form part of the allocation of the purchase price on acquisition of Pechiney that will be finalized by the end of 2004. The completion of the plant closure activities is expected to occur by mid-2005.